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DAT: 5/22/08

TTi

Annual Report 2007


RYOBI
Lithium
18V
RYOBI

Powerful Brands
Innovative Products
Exceptional People
Operational Excellence



A Leadership Platform

TTI is a world-class leader in quality consumer and professional products marketed to the home improvement and construction industries. An unrelenting strategic focus on powerful brands, innovative products and exceptional people drives our success.

TTI's powerful brand portfolio includes Milwaukee®, AEG® and Ryobi® power tools and accessories, Ryobi® and Homelite® outdoor products, and Hoover®, Dirt Devil® and Vax® floor care appliances. Our products are distributed through major home centers and retailers, full-line tool distributors and other channels worldwide.

Our culture of innovation, firm commitment to R&D and extensive customer insight ensure our leading brands and high-quality products meet the specific needs of the customers, consumers and professionals that we serve and deliver long-term value to our shareholders.

Contents

Financial Highlights

	2007 HK$ m	2006 HK$ m	2007 US$ m	2006 US$ m	Changes %
Operations					
Turnover	**24,775**	21,823	**3,176**	2,798	+13.53%
Gross profit	**7,809**	6,893	**1,001**	884	+13.29%
EBITDA	**1,219**	2,098	**156**	269	-41.90%
EBITDA (before restructuring costs and other restructuring and transition costs)	**1,962**	2,098	**252**	269	-6.48%
Profit attributable to equity holders of the parent	**125**	1,072	**16**	137	-88.34%
Profit attributable to equity holders of the parent (before restructuring costs and other restructuring and transition costs)	**868**	1,072	**111**	137	-19.03%
Basic earnings per share (HK/US cents)	**8.41**	73.18	**1.08**	9.38	-88.51%
Basic earnings per share (HK/US cents, before restructuring costs and other restructuring and transition costs)	**58.27**	73.18	**7.47**	9.38	-20.37%
Dividend per share (HK/US cents)	**8.00**	19.10	**1.03**	2.45	-58.12%
Financial position at year end					
Total assets	**24,969**	21,320	**3,201**	2,733	+17.12%
Net current assets	**2,971**	5,642	**381**	723	-47.34%
Equity attributable to equity holders of the parent	**6,920**	6,997	**887**	897	-1.10%
Capital expenditure	**860**	473	**110**	61	+81.82%
Net book value per share (HK$/US$)	**4.61**	4.78	**0.59**	0.61	-3.56%

TTI's Growth Continues


VAX
1999
RYOBI
2000-2004
Homelite
2002
Dirt Devil
2003
Milwaukee
2005
AEG
2005
HOOVER
2007
2007
Sales (US$m)
3,000
2,100
2,000
1,800
1,600
1,400
1,200
1,100
800
500
400
1999
2000
2001
2002
2003
2004
2005
2006
2007

Chairman's Statement

2007 Performance Highlights

- Record Sales
- Growth in Power Tools and Floor Care
- Gross Margin Strengthened in Core Business
- Hoover Integration Completed
- Strategic Repositioning Plan on Track

Record Sales

TTI Group achieved record sales in 2007 of HK$24.8 billion, 13.5% over the prior year. This growth has been achieved in a challenging macroeconomic environment in the United States as we begin to see the rewards from the Group's strategic acquisitions and restructuring.

During the year, we strengthened our market leadership position in North America as Hoover and Stiletto joined our powerful brand portfolio. Strong growth momentum was maintained in Europe and with the appointment of a new management team there, as well as in the Middle East, Canada, Latin America, and Australia, we are positioned for continued growth in our international operations. We also took steps to develop the best management talent within TTI by introducing our college recruiting activities and "Leadership Development Program."

Growth in Power Tools and Floor Care

The 2007 sales increase was aided by an 11 months contribution of the Hoover acquisition. Our Floor Care business expanded 67.8% with the acquisition, and the core Floor Care business maintained positive underlying momentum, growing at a mid single-digit rate. New innovative products boosted our Power Tool business delivering low single-digit growth in both professional and consumer segments. We exited non-strategic businesses in the Outdoor Products category, resulting in an overall decline of sales in the Power Equipment division.

"The hard work from the Hoover integration and the Strategic Repositioning Plan are positioning TTI for profitable growth."



Horst Julius Pudwill
Chairman

Chairman's Statement

Gross Margin Strengthened in Core Business

The Company delivered an improved gross margin for the core business in a difficult cost environment. With Hoover, our consolidated gross margin of 31.5% was comparable to 31.6% in the prior year. The introduction of new products, ongoing programs for cost containment, leveraging our scale, and improved operational efficiencies offset rising commodity prices and inflationary pressures.

Investing in Marketing and R&D

The operating margin before restructuring and transition costs narrowed in 2007 due to the acquisition and the planned investment increase in sales, marketing, and R&D activities. We expect the SG&A spend will support stronger and more profitable growth going forward. Our product innovation stream will benefit from the increase in R&D spending from 2.0% in 2006 to 2.2% in 2007 of sales.

Strategic Repositioning Plan on Track

The Strategic Repositioning Plan, which we announced in August 2007, is an important initiative for the future growth and profitability of the Company.

HK$743.02 million of restructuring and transition costs were charged against 2007 earnings. These included the costs to close Hoover's North Canton, Ohio manufacturing facility and relocate manufacturing to Texas, Mexico, and China, plus the closure of two Milwaukee manufacturing facilities in North America. We are anticipating annual savings of approximately HK$550 million (US$70 million) resulting from the restructuring activities when completed.

Profit attributable to equity holders of the parent for 2007 totaled HK$125.26 million after restructuring and transition costs. Before restructuring and transition costs, earnings per share was HK58.27 cents. EPS after restructuring and transition costs was HK8.41 cents.

The Directors have recommended a final dividend of HK1.50 cents per share for the year ended December 31, 2007 (2006: HK 12.60 cents) payable to the Company's shareholders whose names appear on the register of members of the Company on May 30, 2008. Subject to the approval of the shareholders at the forthcoming Annual General Meeting of the Company, the proposed final dividend is expected to be paid on or about July 31, 2008. This payment, together with the interim dividend of HK6.50 cents per share paid (2006: HK6.50 cents) on September 28, 2007, makes a total payment of HK8.00 cents per share for 2007 (2006: HK19.10 cents).

Sales by Product



Power Tools
68%
Floor Care
32%

New Product Focus on Cordless Power Tools

Our Power Tools and Accessories business experienced stronger second half growth in 2007. This was due to the successful launch of new lithium ion battery cordless tools and strong sales in Europe. Milwaukee improved against prior year in the second half and AEG continued its solid expansion. Sales of Ryobi branded consumer tools benefited from the launch in the second half of the green lithium battery line of tools, along with the continuing success of the One+System. We are driving product development in all businesses through our "Strategic Business Unit" (SBU) process that has established global platforms and directs development to the highest-impact programs.

Hoover Integration Completed

The Floor Care business achieved positive sales growth in 2007 from the core business. The addition of Hoover to our brand portfolio is strategically important to providing a premium brand platform for future expansion. A timely integration of Hoover was a key priority in 2007 and as a result, we have greatly reduced manufacturing costs. We anticipate this turnaround to provide profit contribution in the future years.

Chairman's Statement

Positive Outlook

Our goal is to be number one in the industries we serve and we will continue to focus on our Strategic Drivers of Powerful Brands, Innovative Products, Exceptional People, and Operational Excellence. Delivering innovative new products to our customers remains the foundation of our business and last year we were delighted with the performance of our new lithium ion cordless tools and lightweight outdoor gas products. We consider our brand portfolio to be the best in our industry providing tremendous opportunities for future geographic, new product, and business segment expansion.

Our concentration in 2008 will be the continued execution of the Strategic Repositioning Plan as we turn to our European operations, expanding the product categories and reach of our strong brand portfolio, and advancing the rigor of developing and marketing innovative products. At TTI, starting at the highest levels, we continue to nurture our strategic partnerships with major retailers and key customers. We expect some benefits in 2008 from our restructuring and are confident of achieving stronger growth in 2009 and beyond.

Great Brands in our Businesses

Our Power Tool, Outdoor Product, and Floor Care businesses benefit from exceptional brands that professionals and consumers trust. We expect to further our market leading position in North America during 2008 with the planned introduction of new innovative products. Outside the U.S. we expect sales expansion supported by continued growth of the Canadian economy and our intensified marketing efforts

Sales by Geographic Location


North America
73%
Europe
23%
Rest of World
4%

in Europe, the Middle East, Latin America, and Australia. As a result, the Company has achieved double-digit revenue growth in the first quarter of 2008 and expects such growth to be maintained over the year.

New CEO

Joe Galli, our newly appointed Chief Executive Officer, successfully led the acquisition and integration of Hoover. Under his guidance, leaders in our geographic, brand, product, and operational business units are seizing the opportunities for growth, product innovation, and operational efficiencies with enthusiasm. We recognize leadership development and a career roadmap are important to our employees who are the engines of our business. TTI is excited about our new initiatives that will grow our employee capital such as the Milwaukee global training center.

I would like to close by thanking our employees for their passionate commitment to profitably growing our business and making TTI recognized as the world leader in our industries. I thank my fellow directors for their advice and thoughtful approach to governance and oversight. Finally, we sincerely appreciate the support of our shareholders, customers, and partners.



Horst Julius Pudwill
Chairman

POWERFUL
BRANDS


Milwaukee
AEG
RYOBI
STILETTO
TOOL CO USA
Homelite
HOOVER
Dirt Devil
Vax

Chief Executive Officer's Message

I am highly encouraged by the progress our team is making throughout TTI's business units and operations worldwide. Momentum is building through all parts of this company.



Joseph Galli Jr
Chief Executive Officer

TTI is a company with an exciting future! We have built a leadership "platform" of high-potential business units, strong marketing companies, and world class manufacturing facilities around the globe. We plan to capitalize on the vast potential of this platform by implementing our Strategic Roadmap for success. This Strategic Roadmap focuses on four elements:

1. **Powerful Brands**
2. **Innovative Products**
3. **Exceptional People**
4. **Operational Excellence**

With the addition of the Hoover and the Stiletto brands in 2007, we now have a tremendous portfolio of Powerful Brands. We will build these brands with comprehensive marketing programs worldwide. These marketing initiatives are designed to build strong end-user preference for TTI brands.

The best way to build brands is to fuel these brands with a continuous stream of innovative, value-added, demonstrably better new products. *TTI is a new product machine!* We have a global network of "Innovation Centers" teeming with talented engineers and product managers who are focused on new product development. We increased our R&D spending in 2007 by 25% to drive an even greater flow of new products. You will see a growing number of high-impact new product launches in 2008 and beyond. This Annual Report showcases a fraction of our 2008 new product flow.

We believe Exceptional People drive exceptional results. Over the past year we have focused on building a stronger management. We have blended a mix of outstanding TTI veteran managers together with an impressive group of highly regarded managers recruited from outside. We now have a strong management team in place leading this company. When you read the list of names on the TTI team in this report, you can see why we feel fortunate to have so much talent in one company!

TTI has launched a comprehensive campus recruiting program to build a talent pool of exceptional people for the long-term. We recruited 155 outstanding college graduates in a variety of functional areas in 2007. We formed the Leadership Development Program (LDP) to formally develop and mentor the fresh recruits to prepare them for future assignments.

We are rolling out a company wide Operational Excellence initiative. TTI's Operational Excellence initiative represents an obsession to improve quality, offset inflation and lower costs, improve our business processes, and establish targets and metrics for key deliverables. We will monitor our progress through the TTI Operating Cycle series of annual, semi-annual, and quarterly reviews. We believe we have immense opportunity to "Raise the Bar" and take our execution to the next level.

Although TTI is a company with a rich history of success, our Strategic Roadmap will ensure that our best times are ahead of us.

In closing, I would like to thank Horst Pudwill for his tremendous support. Horst has been a remarkable mentor, advisor, motivator, and new idea catalyst for me since I joined TTI. I am extremely grateful that I am able to work closely with Horst as we build TTI in the years ahead.

Joseph Galli Jr
Chief Executive Officer

Chief Executive Officer's Message
Our Strategic Roadmap

TTI has a strategic foundation comprised of four initiatives that steer our competitive advantages.

Over the past several years the Company concentrated on developing business practices that aligned with these initiatives. Facing demands of a globally expanding business the size of TTI, we created a clear Roadmap that we expect will deliver sustained profit growth. This Roadmap aims beyond TTI as we know it today to the world class company we envision for our future.

POSITIONED FOR GROWTH


OPERATIONAL EXCELLENCE
EXCEPTIONAL PEOPLE
INNOVATIVE PRODUCTS
POWERFUL BRANDS
TTi

Strategic Roadmap

- **Gross Margin Enhancement**
- **Drive Double-Digit Sales Growth**
- **Generate Free Cash Flow**
- **Organizational Development**
- **Operating Cycle Deployment**

Gross Margin Enhancement: Offset Inflation + Improve Gross Margin
- High margin new products
- Hoover restructuring
- Milwaukee restructuring
- New China Campus
- Comprehensive TTI productivity initiative
- Global manufacturing plan

Drive Double-Digit Sales Growth
- Invest in R&D
- New China Innovation Center
- Global Floor Care R&D Center
- Cordless product leadership
- Start-up new business
- Geographic expansion
- New product vitality rate

Generate Free Cash Flow
- Complete restructuring
- Complete new China Campus
- Increase EBIT
- Reduce working capital as a % of sales
- Reduce fixed capital as a % of sales

Organizational Development
- Build a team of Exceptional People
- Create a sustaining resource of leadership and technical talent

Operating Cycle Deployment
- Annual: Strategic Planning, Organization Review and Budget
- Semi-Annual: Global Product Summits
- Quarterly: Operations Reviews
- Monthly: Financial Management Reports

TTI World Wide

Canada
- **Power Equipment and Floor Care**
  - Sales and Marketing

Europe
- **Power Equipment**
  - Sales and Marketing
  - Research and Development
  - Manufacturing
- **Floor Care**
  - Sales and Marketing

Asia
- **TTI World Wide Headquarters**
- **Power Equipment and Floor Care**
  - Sales and Marketing
  - Research and Development
  - Manufacturing



United States
- **Milwaukee Professional Tools**
  - Sales and Marketing
  - Research and Development
  - Manufacturing
- **Consumer and Trade Tools**
  - Sales and Marketing
  - Research and Development
- **Outdoor Products**
  - Sales and Marketing
  - Research and Development
  - Manufacturing
- **Floor Care**
  - Sales and Marketing
  - Research and Development
  - Manufacturing

Middle East, Africa, Indian Subcontinent
- **Power Equipment and Floor Care**
  - Sales and Marketing

Latin America
- **Power Equipment and Floor Care**
  - Sales and Marketing

Australasia
- **Power Equipment and Floor Care**
  - Sales and Marketing

INNOVATIVE PRODUCTS



The Stiletto TiBone 14oz Titanium Hammer drives nails like a 24oz steel hammer. It's 15 ¼" Titanium handle is incredibly strong, powerful, and lightweight and provides 10 times less recoil shock than steel! It also features a magnetic Nail Starter and a Patented Side Nail Puller.

The Homelite 20" Chainsaw is powered by a 46cc 2 cycle gas engine providing increased durability and professional performance. Innovations include a 3-point vibration isolation for operator comfort and less fatigue, automatic chain oiler and an inertia activated chain brake for the ultimate in safe performance.


Homelite®
PRO 20in 50cm
46cc


The 15.0 Amp Super Sawzall Recip Saw is the fastest, most durable Recip Saw in the world. It is the first Sawzall Recip Saw to include Constant Power Technology which maintains constant speed and power under load for unmatched cutting performance.
WARD


AEG
The heavy duty 1200W 5kg Combi-Hammer Drill combines the best innovations from AEG including AVS that significantly reduces vibration for comfortable, safer handling and FULL WAVE ELECTRONICS alternating voltage for optimized efficiency amongst a myriad of other advanced features; making it one of the most versatile innovative products in its class.

Review of Operations

Power Equipment

- Power Tools Delivered Low Single-Digit Growth
- Europe Expanded Nearly 20%
- Outdoor Products Improved Profitability

Division Turnover



Power Equipment
68%
Floor Care
32%

- Professional and consumer power tool segments grew
- Milwaukee manufacturing transfers and restructuring on track
- Strategic retail partnerships in key markets
- Lithium ion launched across all power tool brands
- Ryobi Hyper-green lithium ion power tools expand One+System
- Homelite Mightylite products delivered market gains
- Ryobi One+System expanded into outdoor products
- Re-entry into gas powered chainsaws and pressure washers
- Stiletto integrated
- Core management teams strengthened

The Power Equipment business, which includes Power Tools & Accessories, and Outdoor Products experienced growth in the back half of 2007 despite worsening market conditions in our core North American market. Successful new product launches as well as efforts to expand our business in other geographic regions led the way for growth. For the full year, sales was at HK$16.88 billion or a decline of only 1.4% against last year. Profit margin for the full year before restructuring and transition costs was at HK$1.23 billion or a decline of 16.2% resulting primarily from strategic investments in R&D and advertising.

Power Tools & Accessories

Operations Review

For the full year 2007, Power Tools & Accessories experienced growth on the back of our powerful brands and lithium ion battery platforms.

In the professional segment, the combined sales of Milwaukee and AEG delivered high single-digit growth in the 2nd half of 2007. Full year sales grew by a low single-digit rate. Milwaukee was able to capitalize on the commercial construction market which helped offset the weakness in the residential construction market. The advanced Milwaukee lithium ion battery technology was extended with the launch of a range of compact tools: the 18V lithium ion cordless compact driver drill, the 12V lithium ion cordless sub-compact driver, and the 4V lithium ion cordless screw driver. We also implemented an enhanced product development process, 'VIGOR', in line with the group's global cross-function strategy for Milwaukee. VIGOR significantly increases speed-to-market for new products, actively leverages innovation across categories, and places greater focus on end-user research, ensuring a steady flow of innovative new products that addresses the needs of our customers.



Milwaukee 12V Lithium ion Mspector Digital Inspection Camera
Delivers professional users unsurpassed image quality for accurate diagnosis, digital zoom for up-close inspection, and the latest in lithium ion battery technology for up to three times the run-time on one battery charge. The Mspector is the second introduction of the Milwaukee 12V lithium ion cordless system, allowing users to interchange batteries amongst a series of class-leading Milwaukee professional compact cordless tools.



Milwaukee 18 Volt Compact Drill
Milwaukee 18V lithium ion compact driver drill delivers superior performance in a compact package. Powered by Milwaukee's innovative lithium ion battery technology, this world class leading tool delivers up to three times the number of battery charges, two times the battery life, and unparalleled performance in a tool this size. The first in a series of innovative 18V lithium ion products sure to change the way users view professional cordless.

Review of Operations
Power Equipment

AEG performed well in Europe as well as the Middle East and Africa benefiting from the new product launches of large hammers, angle grinders, and new cordless drills. We expect AEG brand tools to be a growth platform in Europe and developing markets as the product range is refreshed and expanded with new products.

TTI introduced twelve new RIDGID lithium ion tools positioned as best-in-class including a super-compact drill driver using a new 12V lithium ion battery platform. The new 12V drill driver combines powerful lithium ion technology with an innovative integrated clutch and chuck system ensuring the tools' performance and versatility outperform the competition in the 12V cordless class. RIDGID power tools have become a true professional power tool force on the residential construction job site.

In the consumer segment, Ryobi branded tools grew by almost a double-digit rate for the full year. New product launches and an aggressive marketing campaign fuelled the growth. A total of 27 new Ryobi branded products were launched throughout the year with positive retail sell-through results. The year's high-profile launch was the Ryobi branded 18V lithium ion line of Hyper–green tools in North America in the second half of 2007. The launch was supported by a successful marketing campaign and achieved sales well ahead of expectations. The new 18V lithium ion battery uses the same battery platform as the existing One+System, a favourite with re-modellers and value conscious pro users. The popularity of the One+System coupled with the introduction of lithium ion technology deliver true professional quality performance at highly competitive prices.

Our contract manufacturing business remains an area of importance. The Sears Craftsman brand and other key customers have benefited from the lithium ion technology and other new product innovations created by TTI. The US economy has impacted this business segment's customers; however the customer mix is broad and opportunities for expansion are in the product development plans.

Our Accessories business remained an important contributor of both sales and profit. We expect Accessories will continue

Ryobi 12V Lithium ion Drill
The Ryobi branded 12V lithium ion drill provides 4 times the run time, is 30% lighter and more compact than its predecessor, a true innovation leader in the 12V class.

RYOBI
Lithium 12V



RYOBI
RYOBI



RYOBI

Ryobi Lithium ion Conversion Kit
The new Ryobi branded One+ lithium ion battery upgrade kit is perfect for the One+ user who already has several One+ tools but wants the enhanced performance of a lithium ion battery.

to show strong scope for growth. Milwaukee launched its first wave of new accessories last year and has a pipeline of new products being developed. The Ryobi brand was backed by sales of innovative multi-piece sets and promotions through their high-volume DIY retail customers. Our commitment to OEM customers in carbide drilling is important and provides an opportunity for future growth.

Further restructuring and consolidation of the Milwaukee and AEG operations continued to drive cost savings as we execute our plans. Added efficiency gains have been made in coordinating our new product development process, R&D, and international Concept Centers. The resulting improvements in new product speed-to-market and customer-centric innovation processes are already delivering both efficiencies and competitive benefits.

A strengthening of our commitments and partnerships with important customers in the UK and Australia reflects a commitment TTI makes towards our partners around the world. The focus on creating brand value with end-users, delivering innovative new products, and Operational Excellence has solidified key relationships in the US, Canada, France, and many other markets. Our ability to provide large-scale retailers with assured product diversity, quality guarantees, as well as high-impact marketing and merchandising, store service, and product training are important aspects to driving business with our partners.

Outlook

Growth in core categories is expected from unrelenting investment in new product technology platforms and innovative solutions for both tools and accessories. We have established a stable platform to build on our successes in our core product categories while continuing to expand into new markets. The TTI brand portfolio is the strongest in our industries and our brands are aimed at end-user segments.

In logistics and manufacturing, we have a mature, highly efficient, and well-managed production base with associated supply partnerships in China's Pearl River Delta. The new Asia manufacturing campus and Innovation Center will bring efficiencies and quality enhancements.


RYOBI

RYOBI

Lithium 18V

Ryobi Lithium ion Combo Kit
The four piece combo kit has all the basic tools for any do-it-yourselfer, remodeler, or pro.

AEG 12V Compact Drill Driver
The AEG drill driver powered by 12V lithium ion battery technology delivers superior torque and versatility through innovative compact design.


AEG
AEG

Review of Operations
Power Equipment

The foundations are now in place for rapid geographic development and expansion in Canada, the Middle East, Eastern Europe, Latin America, and Australia, all of which offer potentially strong growth. We will maintain our drive for leadership through innovation, leveraging the group's many cross-brand product development and technology synergies, and we will strive for ongoing cost reductions through a continuing commitment to the Group's Cost Improvement Program.

Outdoor Products

Operations Review

Outdoor Products margins improved in 2007 despite a decline in sales. Gains in operational efficiencies as well as better mix from our new products contributed to the profit growth. Sales declined due to a strategic temporary withdrawal from pressure washers and chainsaws. We will re-enter these categories in 2008 and we expect to more than regain lost market share.

The year's highlight was the launch of the Mightylite range under the Homelite brand. This included entering a new product category of gas hedge trimmers. Fundamental to this was the successful development of an emissions efficient, lightweight 26cc engine, which resulted from the close cooperation between our US and China product development centers. In the US, we introduced under the Ryobi brand the Quick-Fire Carburetters making engine starts significantly easier and more efficient. Other highlights included the launch of Homelite blowers, and the world wide expansion of the Ryobi One+ program into Outdoor Products.

In Europe and other markets outside of North America, the distribution reach of Power Tools has laid the groundwork for our brands to become leaders in gas powered Outoor Products categories. Mightylite was successfully launched in the UK, continental Europe, and other key markets. The new distribution network in Eastern Europe and Russia is now successfully marketing Homelite.



Homelite®

Homelite Electric Range
The new Homelite electric powered range of products offers features and benefits which allow for comfortable operation and versatility. The newly launched range covers all main Outdoor Product categories including, chainsaws, blowers, trimmers, shears, and pruners.

Our Product Development has been brought together through the outdoor product SBU process, which enabled the business to be focused on global platforms and driving innovation.

Outlook

The Outdoor Products business is positioned for growth in 2008 with significantly impactful new products being launched throughout the year. Key milestones will be the launch of a complete range of Homelite portable electric products and new gas powered chainsaws and pressure washers in North America. The pressure washer program is comprehensive and innovative, launched in early 2008 with additional products planned for later in the year. The first half of 2008 will be marked by the introduction of the user-friendly Touch Start gas powered string trimmer. This will then be followed later in the year by a range of electric start products which uses the Ryobi 12 volt battery pack.

Outdoor Products will benefit from the geographical expansion of TTI. The new and refocused regions will be important markets for our Homelite and Ryobi branded gas products. Additionally, our contract manufacturing business has new opportunities with our 26cc engine technology and future developments currently underway. The organization will be moving aggressively to seize many of these opportunities and to deliver new business.


Homelite



RYOBI.

Ryobi Outdoor – Touch Start Trimmer
The Ryobi branded Touch Start gas trimmer is the first electric start trimmer on the market. Its 12V cordless on board electric start system allows users to start the 30cc gas engine at the touch of a button for the ultimate in efficiency and convenience.

Review of Operations

Floor Care

- Sales Growth in Core Business
- Integration of Hoover Completed
- Global R&D Center Established

Division Turnover



Power Tools
68%
Floor Care
32%

- Hoover integration positions the business for profitability
- Consolidation improves cost efficiency, productivity, and customer service
- Global R&D Center opened in Ohio, US
- Introduced an improved NPD process
- Vax continues expansion
- Dirt Devil Designer Series gains market share in US

The Floor Care business, led by our brands Dirt Devil, Vax, and the newly acquired Hoover grew 67.8% in 2007 with a combined sales of HK$7.90 billion. Without Hoover, sales was at HK$4.92 billion or a growth of 4.5%. Increased national advertising as well as focused retail account management contributed to the growth. Global commodity inflation had a negative impact in our profit margins and was partially offset by new product introductions and better product line management. Profit margin before restructuring and transition costs was at HK$178 million excluding Hoover. Including Hoover, profit margin before restructuring and transition costs was at HK$147 million reflecting Hoover's less efficient operations.

Operations Reviews

The restructuring and integration of Hoover to our Floor Care division was completed ahead of schedule. The integration provided an excellent testing ground for TTI's global management structure which proved successful on all levels; encompassing the coordination and/or transfer of logistics, supply chain, production, and technology on an international scale. The restructuring included integrating production in North Canton, Ohio into TTI's Texas, Mexico, and current PRC manufacturing facilities. Logistics was also consolidated alongside the other businesses, and the Division's leadership team was significantly strengthened with the addition of proven industry experts. We have now set the stage for Hoover's future profitable growth. In North America, the Hoover and Dirt Devil product ranges were updated during the year leveraging the combined product and technology portfolios. In addition, non-performing products were systematically phased out. Apart from the Nano-Lite and new derivatives of the WindTunnel Cyclonic model, no new major platforms were launched under the Hoover brand during 2007 as the Division prepares the brand for its major re-launch in 2008.

HOOVER®



anniversary edition
CELEBRATING 100 YEARS
of excellence in floor care

Review of Operations
Floor Care

Dirt Devil continues to ride on the success of its high margin Designer Series, featuring new cordless models designed by world-famous New York-based product designer Karim Rashid. This has contributed to a market share increase in the past two years. During the year, both the Kruz hard floor cleaner and the Kurv hand held cleaners were added to the Designer Series line-up. This has firmly repositioned Dirt Devil as a design-conscious and aspirational brand. Already, there is strong retailer anticipation ahead of the 2008 Designer Series introductions of the Brum and the Kwik and we expect further growth in this category.

In the UK, the Vax brand continued to enjoy market-leading success in its core bagless cylinder and carpet washer product categories, achieving double-digit sales growth. Vax has further improved its market position on the back of an aggressive new product stream. Key new product ranges have leveraged the technologies acquired under the Hoover acquisition, with the Mach 6 and the All Terrain, the Vax brand's hero products of the year. The brand also achieved strong growth in Russia and Eastern Europe.

We completed a global reorganisation of engineering and product development resources in 2007. A new R&D center was completed in TTI Floor Care's North America headquarters in Ohio to consolidate R&D activities for all our brands and OEM businesses globally.

This investment will enable a more robust new product pipeline and will centralize the Group's design development to leverage our market-leading technology capability globally. Vax is already benefiting from the globalization of our product development and technology sharing processes, which will see the brand strengthen with the introduction of several new product categories during 2008.



Dirt Devil Designer Series:
Designed by famed product designer, Karim Rashid, all products in the Designer Series line have an elegant, sculptural form. The beauty of these tools give consumers the confidence to leave them on display in any room. This takes the cordless convenience to a new level. Tools that are always charged and always ready for use.

Additionally, a new floor care product development process was introduced, enabling the division to leverage the Group's world wide R&D platform. These initiatives reflect the Group's commitment to accelerated speed-to-market, increased end-user research, and the application of innovation potential across all our floor care brands and product categories.

Outlook

While Dirt Devil is positioned as the design-conscious brand with clever innovations that make cleaning fun and easy, the acquisition of Hoover allows us to occupy the premium cleaning segment. With the progressive introduction of a complete new product line-up starting in 2008, Hoover will be positioned as the Cleaning Authority, providing best-in-class technology and a consumer experience based upon high-performance, design excellence, and added value. This will be a multi-platform product line approach, covering cordless lithium ion powered products as well as corded categories.

The Hoover re-launch will also be accompanied by an aggressive, 360° advertising and promotion program. Further product line extensions are also scheduled from Dirt Devil.

In Europe, the planned expansion of regional sales teams and of the Vax brand will be supported by the introduction of commercial range Vax branded products to target the commercial cleaning market. We can also expect further sales penetration in Russia and Scandinavia where new distributors and operations are being established.

Worldwide, we will continue to maximize TTI group synergies and introduce new product ranges that leverage the technologies acquired with Hoover.


WINDTUNNEL
cord rewind
HEPA
WINDTUNNEL
multi-surface

HOOVER ®

Hoover WindTunnel Cylonic Vacuum
The Hoover WindTunnel + Cyclonic bagless HEPA upright vacuum combines Patented WindTunnel and cyclonic technology to provide lasting suction power for superior carpet cleaning performance.


VAX DUAL V
Heated Cleaning
GREAT FOR
DEEP DOWN
CLEANING

vax

Vax Dual V Carpet Washer
The Vax Dual V steam vacuum cleaner is designed to deep clean on the carpeted and hard floor surfaces in your home. Dual V Nozzle technology, heated cleaning, patented SpinScrub brushes, and Auto Rinse technology combine to provide superb floor and carpet cleaning performance.

EXCEPTIONAL PEOPLE

Asia

TTI

David Butts
Group Executive Vice President & President, Asia Pacific

John Mosher
Vice President, Finance Asia Pacific

Clarence Chi Hong Chan
Group Controller

Alex Chunn
Vice President, Concept Development

Dr jur. Matthias Hartz
Senior Vice President, Corporate Affairs

Dr Thomas James
Senior Vice President, Professional Power Tools Operations

Marc Hill
Senior Vice President, Portable Electric Tools & Accessories

Jeffrey Zeiler
Vice President, Engineering, Professional Power Tools

Brian Ellis
Vice President, Engineering, Consumer Power Tools

Solar Wide Industrial Ltd.

Hughes Sanoner
President & Chief Executive Officer

Australasia

TTI Australia & New Zealand

Mike Brendle
Managing Director

Grant Edhouse
Chief Financial Officer

North and South America

TTI

Trevor Deighton
Executive Vice President, Global Operations

Matt DeFeo
Vice President, Store Coverage, Campus Recruiting & Training

TTI Floor Care

Chris Gurreri
President

John Remmers
Executive Vice President, Global Engineering

Matt Shene
Chief Financial Officer

Marty Gardner
Vice President, Sales

TTI Canada

Craig Baxter
President

Russ Laird
Vice President, Finance

TTI Power Equipment

Mike Farrah
President, Power Tools Group

Mark Hartman
Vice President, Marketing, Power Tools Group

Lee Sowell
President, Outdoor Products Group

Ken Goodgame
Senior Vice President, Business Development, Outdoor Products Group

Nate Easter
Senior Vice President, Operations, Outdoor Products Group

Global Management

Ken Faith
Vice President, Finance

Bob Gautsch
Senior Vice President, Power Tools R&D & New Markets

Ken Brazell
Senior Vice President, Industrial Design & Concept Development

Jason Morris
Vice President & General Manager, Power Tools Accessories

TTI Latin America

Rodrigo Villanueva
President

Milwaukee Tools

Steven P. Richman
President

Sean Dougherty
Chief Financial Officer

David A. Selby
Vice President, Engineering

Shane A. Moll
Vice President, Marketing & Product Development

Darrell R. Hendrix
Senior Vice President, Sales

Tom A. Mastaler
Senior Vice President, Operations

Dyann L. Kostello
General Counsel

Scott Griswold
Vice President, Marketing & General Manager, Accessories

Europe, Middle East, Africa & Indian Subcontinent

TTI

Alexandre Duarte
President

Philippe Buisson
Chief Financial Officer

Alexandre Thorn
Managing Director, France & Benelux

Robert Vos
Managing Director, Middle East & Africa

Jorge Duarte
General Manager, Iberia

Tommaso Comboni
General Manager, Italy

Thomas Jacobsson
General Manager, Nordic

Alistair Roberts
Vice President, Marketing & Key Accounts, Homelite

Tim Stainton
Vice President, Global Lighting SBU

Walter Eichinger
Managing Director, Ryobi / Homelite Central & East Europe

A & M Electric Tools GmbH

Horst Garbrecht
Managing Director, Operations

Oliver Lerch
Vice President, Product Management

Jason Chiswell
Vice President, Marketing & Key Accounts

Dr Dirk Biskup
Vice President, Finance & Accounting

DreBo Werkzeugfabrik GmbH

Markus Dreps
Managing Director

Royal Appliance International GmbH

Ralf Lindner
Managing Director & Chief Executive Officer

Vax Europe

Simon Lawson
Managing Director

Board of Directors

Group Executive Directors

Horst Julius Pudwill MSc *Chairman*

Mr Horst Julius Pudwill, aged 63, a founding partner of TTI, has been the joint Chairman and Chief Executive Officer from 1985 until early 2008, following which Mr Pudwill retired as a Chief Executive Officer but remains in office as Chairman of the Group. As Chairman, Mr Pudwill focuses on the strategic planning and development of the Group and continues to have oversight of the operations with the Chief Executive Officer reporting directly to him.

Mr Pudwill holds a Master's Degree in Engineering and a General Commercial Degree. He has extensive experience in international business.

Dr Roy Chi Ping Chung JP *Group Vice Chairman*

Dr Roy Chi Ping Chung JP, aged 55, is a co-founder of TTI. Dr Chung, previously the Group Managing Director since 1985, has been appointed as the Group Vice Chairman and Executive Director of the Company on April 18, 2007 and he is responsible for the corporate and business management of the Group.

Dr Chung holds a Master of Science Degree in Engineering Business Management from the University of Warwick, United Kingdom. He was awarded an Honorary Doctorate Degree by the University of Newcastle, New South Wales, Australia in 2006. He was further awarded an Honorary Doctor of Business Administration by the Hong Kong Polytechnic University in 2007. He was also appointed as Justice of Peace by the Hong Kong SAR Government effective on July 1, 2005 and won the Hong Kong Young Industrialists Award in 1997.

Dr Chung is an active member of many Government commissions. He is currently the Vice-Chairman of the Federation of Hong Kong Industries and the Chairman of Electronics/Electrical Appliances Industry Advisory Committee of Hong Kong Trade Development Council. He is the Council member of University of Warwick, United Kingdom. He is also the Chairman of the University Court of the Hong Kong Polytechnic University and Council Member of Vocational Training Council. Dr Chung, is also an Independent Non-executive Director of Kin Yat Holdings Ltd.

Joseph Galli Jr BSBA, MBA *Chief Executive Officer*

Mr Joseph Galli, Jr, aged 50, joined the Group in 2006 as the Chief Executive Officer of Techtronic Appliances and was appointed as Chief Executive Officer and Executive Director of TTI effective February 1, 2008. He is responsible for integrating acquisitions in North America and Europe, and enhancing the global sales potential of the Group's strong brand portfolio. He is also responsible for leading the management team in the Group's daily operation.

Mr Galli joined Black & Decker in 1980 where he worked for over 19 years and held various high level management positions, rising to the position of president of its world wide power tools and accessory division. During his tenure at Black & Decker, he was responsible for the highly successful launch of the "DeWalt®" Brand heavy duty power tools in 1992. After leaving Black & Decker, Mr Galli joined Amazon.com where he was President and Chief Operating Officer from 1999 to 2000. From 2001 to 2005, he was a Director and Chief Executive Officer of Newell Rubbermaid Inc.

Mr Galli graduated from the University of North Carolina in 1980 with a Bachelor of Science in Business Administration. In 1987, he obtained an MBA from Loyola College in Baltimore, Maryland.

Patrick Kin Wah Chan FCCA, FCPA, APVC *Operations Director*

Mr Patrick Kin Wah Chan, aged 48, joined the Group in 1988 and was appointed as Executive Director in 1990. He is now in charge of the manufacturing operations of the Group.

Mr Chan is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of The Professional Validation Council of Hong Kong Industries, Product Innovation Director of the Hong Kong Electrical Appliances Manufacturers Association.

Frank Chi Chung Chan ACA, FCCA, FCPA, CPA (Practising) *Group Chief Financial Officer*

Mr Frank Chi Chung Chan, aged 54, joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and financial management of the Group.

Mr Chan is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, a member of The Institute of Chartered Accountants in England & Wales, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong.

He is currently an Independent Non-executive Director of Gold Peak Industries (Holdings) Limited, and an Independent Director of Tsit Wing International Holdings Limited, companies listed on the stock exchanges of Hong Kong and Singapore respectively.

Board of Directors

Stephan Horst Pudwill *President of Strategic Planning*

Mr Stephan Horst Pudwill, aged 31, joined the Group in 2004 and was appointed as Executive Director in 2006. He is mainly responsible for managing, improving, and monitoring internal operations and identifying synergistic business opportunities within the Group.

Prior to joining the Group, Mr Pudwill held managerial positions at Daimler Chrysler AG that included product marketing and strategic planning for the Mercedes-Benz car group.

Mr Pudwill holds a Bachelor of Arts Degree from the University of Bristish Columbia and is Mr Horst Julius Pudwill's son.

Non-executive Director

Vincent Ting Kau Cheung

Mr Cheung, aged 66, was appointed as a Director in 1991. He is a Non-executive Director of Gold Peak Industries (Holdings) Limited, listed on The Stock Exchange of Hong Kong Limited.

Mr Cheung is a graduate in law from University College, London and has been a practising solicitor since 1970. He is qualified to practise law in Hong Kong and the UK and he is now a Consultant of Vincent T.K. Cheung, Yap & Co.

Independent Non-executive Director

Christopher Patrick Langley OBE

Mr Christopher Patrick Langley, aged 63, was appointed as an Independent Non-executive Director in 2001. He was formerly an Executive Director of The Hongkong and Shanghai Banking Corporation Ltd. Mr Langley holds directorships in a number of publicly-listed companies and maintains close ties with the business community in Hong Kong.

Joel Arthur Schleicher CPA, BSB

Mr. Joel Arthur Schleicher, aged 56, was appointed as an Independent Non-executive Director in 1998. He has 28 years of management experience in the manufacturing and technology/telecom services sectors.

Mr. Schleicher is the Founder, Chairman and CEO of Presidio, Inc., one of the largest implementers of advanced IT infrastructure solutions in the United States. Since 1989, he has worked with private equity firms as a consultant, advisor, board member and held portfolio management roles including as Chairman and CEO for Interpath Communications, Inc, CEO of Expanets, Inc. and President and COO for Nextel Communications, Inc. He currently, or in the past, has served on the board of directors of various North American domestic and international companies.

Manfred Kuhlmann

Mr Manfred Kuhlmann, aged 63, was appointed as an Independent Non-executive Director in 2004. He was General Manager of Dresdner Bank AG Hong Kong Branch between 1994 and 1998 and General Manager of Dresdner Bank AG Dubai before he retired in August 2004. Mr Kuhlmann is a graduate of the Banking Academy, Hamburg and has extensive experience in the finance and banking industry. He joined a European based private equity/alternative investment firm as a partner in 2005. Also since 2005 he serves as "Hamburg Ambassador" in the UAE, to support the economic ties between Hamburg, Germany and the UAE.

Peter David Sullivan BS

Mr Peter David Sullivan, aged 60, was appointed as Independent Non-executive Director effective February 1, 2008. He was an Executive Director and Chief Executive Officer of Standard Chartered Bank (Hong Kong) Limited. Mr Sullivan held governance responsibility for franchises of the Standard Chartered Group in Japan, Australia, the Philippines and Bohai Bank in Tianjin, China. He also held a number of other major appointments, including as the Chairman of the Hong Kong Association of Banks and the British Chamber of Commerce.

Mr Sullivan holds a Bachelor of Science Degree from the University of New South Wales.

OPERATIONAL EXCELLENCE

TTI Industrial Manufacturing and Innovation Campus – Dongguan, Guangdong Province, China




Asia Innovation Centre

Management's Discussion and Analysis

Financial Results

Result Analysis

The Group's turnover for the year amounted to HK$24.8 billion, an increase of 13.53% as compared to the HK$21.8 billion reported in 2006. Profit attributable to equity holders of the parent amounted to HK$125.26 million, as compared to HK$1.1 billion reported in 2006. Basic earnings per share for the year was at HK8.41 cents as compared to HK73.18 cents in 2006. The HK$743.02 million restructuring and transition charges, together with negative contributions from the newly acquired operations, were major factors for the decrease in both profits and earnings per share.

EBITDA, before restructuring and transition charges, amounted to HK$2.0 billion, decreased by 6.48% as compared to HK$2.1 billion reported in 2006.

Following the Hoover acquisition, the Group's own brand business accounted for 85.90% of total turnover (2006: 80.24%), reinforcing the Group's strategy to continue to expand and capitalize on its strong brand portfolio. North America accounted for 73.07% (2006 : 73.69%) of the Group's revenue, after consolidating Hoover. This demonstrates the very healthy growth in markets beyond North America which grew by over 16% year on year.

Gross Margin

Gross margin remained comparable to that of last year despite raw material cost increases and the RMB appreciation as a result of favorable product mix and new products being launched during the year together with an effective cost containment program within the Group.

Operating Expenses

Total operating expenses increased by 28.66% to HK$6.9 billion (2006 : HK$5.4 billion), representing 27.90% of turnover (2006 : 24.62%). The increase was due to the less efficient operating costs of Hoover being consolidated in 2007.

Design and development expenses increased by 24.94% to HK$535.13 million, representing 2.16% turnover (2006: 1.96%). The Group will continue to invest in design and development not only to maintain sales growth momentum but also further enhance margin. This been best demonstrated by the fact that despite manufacturing costs been increasing, gross margin of the Group continues to maintain and improve.

As discussed in the interim report, included in the other income is settlement for disputed legal matters. The settlement agreement contains non-disclosure terms concerning the nature of dispute, the parties to the dispute and other terms of agreement.

Net interest expenses for the year amounted to HK$362.12 million as compared to HK$300.23 million reported in 2006, an increase of 20.61%. The increase was due to higher cost of funds during the year, additional working capital required for the Hoover operation and to finance the restructuring and transition costs under the Strategic Repositioning Plan. Interest coverage, expressed as a multiple of EBITDA before restructuring and transition was at 4.48 times (2006 : 5.59 times).

The effective tax rate, being tax charged for the year to before tax profits was at 23.05%. However, certain tax efficiencies arising from the restructuring and transition charges did not materialize in 2007 and have been deferred to 2008. The Group will leverage this and its global operations to further improve on overall tax efficiencies.

Liquidity and Financial Resources

Shareholders' Funds
Total shareholders' funds amounted to HK$6.9 billion, as compared to HK$7.0 billion reported last year as a result of share repurchased during the year and redemption of Convertible bonds, and after having accounted for the HK$743.02 million restructuring and transition costs.

Financial Position
The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to equity holders, was at 104.32% as compared to 74.14% as reported last year. The increase is mainly due to the negative contributions from the newly acquired operations during the year together with additional working capital required for the Strategic Repositioning Plan (SRP). The Group remains confident that the gearing will improve after the successful implementation of the SRP, margin improvements from the acquired business, together with very focused and stringent working capital management.

Bank Borrowings
On June 12, 2007, the Group received notice that of the US$140 million Zero Coupon Convertible Bonds in issue, US$127.85 million, representing approximately 91% of the total bond outstanding, exercised their Put Option that the bonds be redeemed on July 8, 2007. The Put amount was fully settled on the due date.

Following the redemption of the convertible bonds, long term debts accounted for 41.27% of the total debt as compared to 62.54% in 2006.

The Group's major borrowings continued to be in US Dollars and HK Dollars. Other than the fixed rate notes and the unredeemed portion of the Zero Coupon Convertible Bonds, all borrowings are either LIBOR or Hong Kong best lending rates based. There is a natural hedge mechanism in place as the Group's major revenues are in US Dollars and currency exposure therefore is low. Currency, interest rate exposures together with cash management functions are all being closely monitored and managed by the Group's treasury team.

Working Capital
Total inventory increased from HK$4.0 billion in 2006 to HK$5.9 billion in 2007 with the consolidation of Hoover's operation and additional inventory built during the year for the strategic repositioning plan. The number of days inventory increased by 6 days from 67 days to 73 days. The Group will focus in reducing the inventory level and improve inventory turns.

Trade receivable turnover days were at 56 days as compared to 54 days as reported last year. The Group is comfortable with the quality of the receivables and will continue to exercise due care in managing the credit exposure.

Trade payable days extended by 3 days from 56 days reported in 2006 to 59 days in 2007.

Capital Expenditure
Total capital expenditure for the year amounted to HK$859.71 million with HK$265.80 million related to the China factory expansion and HK$130.22 million from the newly acquired Hoover business.

Capital Commitments and Contingent Liabilities
As at December 31, 2007, total capital commitments amounted to HK$391.35 million (2006: HK$620.09 million) and there were no material contingent liabilities or off balance sheet obligations.

Charges
None of the Group's assets are charged or subject to encumbrance.

Hoover Acquisition

On December 7, 2006 the Directors announced that the Company on December 6, 2006 (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase the Hoover Floor Care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of the Hoover assets and two operating subsidiaries consists of the payment of US$107 million (approximately HK$831 million) in cash to Maytag Corporation (on behalf of itself and the other sellers).

All of the conditions set out in the PSA have been fulfilled as per our announcement dated January 30, 2007 and the transaction was completed on January 31, 2007. It was fully settled at the closing of the transaction by internal resources.

We have finalized the evaluation of the acquired assets and liabilities according to HKFRS 3. Accounting for Business Combinations. For that purpose we retained appraisers and actuaries who worked on the valuation of the acquired property, plant and equipment, intangibles, and long-term post retirement benefits.

Major Customers and Suppliers

For the year ended December 31, 2007

(i) the Group's largest customer and five largest customers accounted for approximately 33.22% and 54.31% respectively of the Group's total turnover; and

(ii) the Group's largest supplier and five largest suppliers accounted for approximately 3.36% and 12.44% respectively of the Group's total purchases (not including purchases of items which are of a capital nature).

According to the knowledge of the Directors, none of the Directors, their associates or any shareholders who owned more than 5% of TTI's share capital had any interest in the five largest customers or suppliers of the Group.

Human Resources

The Group employed a total of 23,685 employees (2006: 20,679 employees) in Hong Kong and overseas. Total staff costs for the period under review amounted to HK$3,186.75 million as compared to HK$2,456.31 million last year.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

Strategic Repositioning Plan

The Board of Directors approved in 2007 a series of strategic repositioning initiatives designed to significantly boost our future performance by exploiting the synergies and growth opportunities offered by our acquisitions and business scale. The plan includes:

- Re-deployment of our global manufacturing and product development capabilities;
- Reorganization into new product and regional business units for more efficient management of brands, products, and investments; and
- Expanding the marketing of our brands and products in markets where they are under-represented.

Costs and Savings

The total estimated non-recurring cost of the Strategic Repositioning Plan over three years is about US$150 million, including about US$55 million of non-cash and US$95 million of cash restructuring charges, and about US$22 million of related transition expenses. Once the redeployment and reorganisation plans have been fully implemented, the anticipated annualised pre-tax savings should be over HK$550 million (US$70 million).

For full year 2007, the initiatives generated a pre-tax restructuring charge of HK$668.48 million (US$86 million), including HK$400.70 million (US$51 million) for Hoover, and HK$267.78 million (US$35 million) for other restructuring. The cash portion of these charges was HK$416.18 million, and the non-cash portion was HK$252.30 million. In addition to the restructuring charges in 2007, we incurred related pre-tax transition expenses of HK$74.54 million (US$9 million) that do not qualify as exit costs under HKFRS, including HK$34.19 million (US$4 million) for Hoover and HK$40.35 million (US$5 million) for other.

We estimate the future restructuring charges to be approximately HK$500 million (US$64 million), about 65% cash and 35% non-cash, all to be recognised in 2008. In addition to the further restructuring charges in 2008, we expect to incur related transition expenses of approximately HK$100 million (US$13 million) that do not qualify as exit costs under HKFRS.

Repositioning Status

- Redeployment of the Group's global manufacturing and product development capabilities is on schedule.
- Reorganization of the Group into new product and regional business units is nearing completion.
- Initiatives to expand marketing of our brands and products in under-represented markets were launched in several markets in 2007, and additional markets will be targeted in 2008.

Floor Care Division

The Hoover integration is virtually complete, and the Hoover operation is on track to deliver positive operating results for 2008 and beyond.

- The production in North Canton, Ohio has been integrated into TTI's Texas and Mexico facilities and current China facilities.
- A global R&D center was constructed in Ohio to host all US R&D activities for Hoover and Royal, and to lead R&D globally. This investment will support a more robust new product design and development pipeline, ensuring the Group is able to leverage globally its market leading technology capability.
- Hoover's prior distribution activities have been migrated into Royal's existing facilities, yielding significant cost savings, improved shipping and handling productivity, and better service levels for customers.

Power Equipment Division

The move of Milwaukee production to China will yield significant cost savings in 2008 and beyond.

- The production transfer of Milwaukee cordless products to the Group's China facilities is completed, and the transfer of corded products is on target;
- TTI has announced the closure of 2 US facilities by the end of 2008.
- The construction of a new facility and test labs in China, dedicated to the manufacturing of professional tools, is almost completed and is expected to be in operation by the second half of 2008.

Management's Discussion and Analysis

TTI is streamlining European operations to optimise the production of higher complexity products to meet the needs of the European and US markets. The majority of the European corded products have already been transferred to China.

Regional Business Units and Expansion into Under-Represented Markets

New regional business units established during 2007 included Europe and the Middle East, Canada, and Australasia. The leaders of these new regional units are responsible for streamlining existing operations, developing strategic partnerships, and expanding into under-represented markets. Under-represented markets given increased attention in 2007 included Canada, Eastern Europe, and the Middle East. Markets slated for increased attention in 2008 include certain countries in Western Europe, Latin America, and Asia including China.

Purchase, Sale or Redemption of Shares

A total of 4,358,500 ordinary shares of HK$0.10 each were repurchased by the Company during the year at prices ranging from HK$6.48 to HK$9.25 per share. The aggregate amount paid by the Company for such repurchases amounting to HK$35,175,000, was charged to the retained earnings.

The repurchased shares were cancelled and the issued share capital and the capital redemption reserve of the Company was reduced and increased respectively by the par value thereof.

The repurchase of the Company's shares during the year were effected by the directors pursuant to the mandate from shareholders received at the previous annual general meeting, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Company.

Except as disclosed above, neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Review of Financial Information

The Audit Committee has reviewed with senior management of the Group and Messrs Deloitte Touche Tohmatsu the accounting principles and practices adopted by the Company and has discussed internal controls and financial reporting matters, including the review of the Group's consolidated financial statements for the year ended December 31, 2007. The Board acknowledges its responsibility for the preparation of the accounts of the Group.

Dividend

The Directors have recommended a final dividend of HK1.50 cents per share for the year ended December 31, 2007 (2006: HK12.60 cents) payable to the Company's shareholders whose names appear on the register of members of the Company on May 30, 2008. Subject to the approval of the shareholders at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on or about July 31, 2008. This payment, together with the interim dividend of HK6.50 cents per share (2006: HK6.50 cents) paid on September 28, 2007, makes a total payment of HK8.00 cents per share for 2007 (2006: HK19.10 cents).

Closure of Register of Members

The register of members of the Company will be closed from May 28, 2008 to May 30, 2008, both days inclusive. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Tricor Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on May 27, 2008.

Corporate Governance Report

The Company is committed to maintaining high standards of corporate governance with a view to assuring the conduct of management of the Company as well as protecting the interests of all shareholders. The corporate governance principles of the Company emphasis a quality Board for leadership and control of the Company, effective internal controls, transparency and accountability to all shareholders.

Compliance with Code of Governance Practices

The Company confirms that it has complied with all the code provisions of the Code on Corporate Governance Practices (the **"CG Code"**) set out in Appendix 14 of the Listing Rules throughout the year ended December 31, 2007, save that:

1. The roles of Chairman and the Chief Executive Officer of the Company were performed by Mr Horst Julius Pudwill until February 1, 2008. Mr Joseph Galli Jr was appointed Chief Executive Officer and Executive Director of the Company effective February 1, 2008. Mr Pudwill continues in his role as Chairman and Executive Director. This is to allow Mr Pudwill to focus on the strategic planning and development of the Group. These changes are made in respond to the ongoing expansion and development of the Group and to comply with the requirement of the recommended code provision A.2.1 of the CG Code that the roles of Chairman and Chief Executive Officer should be separate and not be performed by the same individual.

2. None of the Directors are appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. Under Article 103 of the Articles of Association of the Company, one third of the Board must retire by rotation at each annual general meeting of the Company and, if eligible, offer themselves for re-election.

Board of Directors

Roles and Responsibilities

The board of directors (the "Board") assumes responsibility for leadership and management of the Group's affairs and concentrates on matters affecting the Group's overall strategic policies, finances, shareholder interests and corporate governance. Principle responsibilities of the Board include, but are not limited to, the following:

- decide or consider matters covering major acquisitions and disposals, appointment of Directors and external auditors, and other significant operational matters.

- monitor and control the Group's operation and financial performance through the determination of the annual budget and continuous review of performance results.

Written procedures have been formally adopted to govern the delegation of daily management responsibilities to the senior management of the Group and the reservation to the Board of specifically identified matters. The procedures are reviewed by the Board periodically.

Each Director has a duty to act in good faith and in the best interests of the Company. The Directors, collectively and individually, are aware of their responsibilities and accountability to shareholders, for the manner in which the affairs of the Company are managed and operated.

Corporate Governance Report

Board Composition

Following the appointment of two new Directors on February 1, 2008, the Board consists of six Group Executive Directors, one Non-executive Director and four Independent Non-executive Directors. The composition of the Board of the Company is as follows:

Group Executive Director

Mr Horst Julius Pudwill *(Chairman)*
Dr Roy Chi Ping Chung JP *(Vice Chairman)*
Mr Joseph Galli Jr *(Chief Executive Officer)* — Appointed on February 1, 2008
Mr Kin Wah Chan *(Operations Director)*
Mr Chi Chung Chan *(Group Chief Financial Officer)*
Mr Stephan Horst Pudwill *(President of Strategic Planning)*

Non-executive Director

Mr Vincent Ting Kau Cheung

Independent Non-executive Director

Mr Christopher Patrick Langley OBE
Mr Joel Arthur Schleicher
Mr Manfred Kuhlmann
Mr Peter David Sullivan — Appointed on February 1, 2008

Effective from February 1, 2008, the roles of Chairman and Chief Executive Officer have been separated.

The role of Chairman comprises, but is not limited to, the following:

a) To ensure that all Directors are properly briefed on issues arising at Board meetings.

b) To ensure that Directors receive adequate information, which must be complete and reliable, in a timely manner.

c) To ensure that good corporate governance practices and procedures are established.

d) To encourage all Directors to make a full and active contribution to the Board's affairs and to take the lead to ensure that the Board acts in the best interests of the Company.

e) To ensure that appropriate steps are taken to provide effective communication with shareholders and that views of shareholders are communicated to the Board as a whole.

The role of Chief Executive Officer comprises, but is not limited to, the following:

a) To lead the management team in the Group's daily operation.

b) To assist the Group in integrating acquisitions in North America and Europe, and to enhance the global sales potential of our strong brand portfolio.

All Directors are subject to retirement by rotation at least once every three years pursuant to the Company's Articles of Association and the Listing Rules. Also, any Directors appointed to fill a casual vacancy would be subject to election by shareholders at the first general meeting after their appointment. The biographical details and relevant relationships are set out on pages 28 to 31 of this annual report.

Every newly appointed Director is provided with orientation detailing the duties and responsibilities of directors under the Listing Rules, the Company's Articles of Association, related ordinances and relevant regulatory requirements of Hong Kong. Presentations are, as necessary, given by senior executives of the Company and external professionals. Training and updates are offered to Directors as necessary to ensure that Directors are aware of the latest changes in the commercial and regulatory environment in which the Company conducts its business.

Every Director is aware that, before accepting appointment as a Director, he must be able to give sufficient time and attention to the affairs of the Company.

The Company has directors' and officers' liability insurance coverage in place to protect Directors from loss as a result of legal proceeding against the Company.

The Company has received an annual confirmation of independence from each of the Independent Non-executive Directors. The Company is of the view that all the Independent Non-executive Directors meet the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules and still considers them to be independent.

Compliance with the Model Code for Securities Transactions

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the "Model Code"). The Company has made specific enquiry of the Directors regarding any non-compliance with the Model Code during the year ended December 31, 2007 and all of them confirmed that they have fully complied with the required standards as set out in the Model Code.

The Board has also adopted another code of conduct on terms no less onerous than the Model Code that applies to securities transactions of all relevant employees who may be in possession of unpublished price sensitive information in relation to the Company (the "Code for Securities Transactions by Relevant Employees").

Both the Model Code and the Code for Securities Transactions by Relevant Employees have been published on the Company's website (www.ttigroup.com).

Board Meetings

The Board is committed to at least four scheduled meetings in a year and will meet more frequently as and when required. All members of the Board are given complete and reliable information in relation to the affairs of the Group, and receive the support from and access to the Company Secretary of the Company in respect of all meetings of the Board. Each Director is afforded access, on his request, to senior management of the Group and to independent professional advice in performing their duties at the Company's expense. All Directors receive briefings and professional development training as necessary to ensure a proper understanding of the business of the Group and their responsibilities under statute and at common law.

The Board held six meetings during 2007. The summary at the end of this report sets out the attendance record of each Director. Proposed Board meeting dates for 2008 were set in the last Board meeting held in 2007 to facilitate maximum attendance of Directors. The meeting agenda is set by the Chairman in consultation with members of the Board.

Minutes of the Board/committee meetings with sufficient details of matters and concerns discussed are kept in safe custody by the Company Secretary of the Company, are sent to the Directors for record and are open for inspection by the Directors.

Board Committees

The Board has delegated various responsibilities to an Audit Committee, a Nomination Committee and a Remuneration Committee. The majority of the members of each committee, other than Nomination Committee, are Independent Non-executive Directors. This ensures the independence of views and opinions expressed by the Directors at the respective committee meetings. The committees report back to the Board on their activities and decisions.

Audit Committee

The main role and function of the Audit Committee is to ensure the effectiveness of the internal control system and compliance with the Group's obligations under the Listing Rules and other applicable laws and regulations, and to oversee the integrity of the financial statements of the Company.

The Audit Committee is comprised of three Independent Non-executive Directors (being Mr Joel Arthur Schleicher, Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann) and is chaired by Mr Joel Arthur Schleicher. Each member of the Audit Committee has professional, financial, or accounting qualifications as required under the Listing Rules.

The Audit Committee held five meetings during 2007, with 100% attendance rate, to review with the Group Chief Financial Officer, the Head of Internal Audit, other senior management and the external auditors, the Group's significant financial matters, internal controls, the Company's accounting principles and practices, risk management, financial reporting matters (including the interim and annual results for the Board's approval) and findings of internal and external auditors.

The Audit Committee has scheduled five regular meetings for 2008.

Nomination Committee

The main role and function of the Nomination Committee is to ensure a fair and transparent process of Board appointments, and in particular to assist the Board to identify suitable candidates and make recommendations for consideration of the Board and shareholders.

The Nomination Committee is comprised of four members, and is chaired by Mr Horst Julius Pudwill (Chairman), the other members being Mr Vincent Ting Kau Cheung, Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann.

The Nomination Committee held two meetings during 2007 with 100% attendance rate. Matters considered by the Nomination Committee during 2007 included:

- review of the independence of Independent Non-executive Directors
- review of the structure, size and composition of the Board

- recommendation to the Board on the appointment of Dr Roy Chi Ping Chung as Vice Chairman of the Company
- recommendation to the Board about the re-election of retiring Directors at the annual general meeting
- review the updated policy for the selection and nomination of directors, which was adopted by the Board on November 26, 2007
- review the updated terms of reference of the Nomination Committee

The Nomination Committee has scheduled two regular meetings for 2008.

Remuneration Committee

The main role and function of the Remuneration Committee is to assist the Board in developing and administering a fair and transparent procedure for setting policy on the overall human resources strategy of the Group and the remuneration of Directors and senior management of the Group, and for determining their remuneration packages, on the basis of their merit, qualifications, and competence, and having regard to the Company's operating results, individual performance, and comparable market statistics.

The Remuneration Committee is comprised of four members, and is chaired by Mr Vincent Ting Kau Cheung, the other members being Mr Christopher Patrick Langley OBE, Mr Manfred Kuhlmann and Mr Joel Arthur Schleicher (appointed a member on April 17, 2007).

The Remuneration Committee held five meetings during 2007 with 100% attendance rate. The Remuneration Committee, among other things, considered the following matters during 2007:

- review of the remuneration policy of the Directors and senior management of the Group
- review of the updated terms of reference of the Remuneration Committee
- review of the new share option scheme, which was adopted at the annual general meeting held on May 29, 2007
- review of the Share Award Scheme, which was adopted by the Board on 9 January 2008

The Remuneration Committee has scheduled three regular meetings for 2008.

Accountability and Audit

The Board acknowledges its responsibility for the preparation of the accounts of the Company.

Internal Control

In respect of the year ended December 31, 2007, the Board has reviewed the internal control systems of the Group. The Board is responsible for approving and reviewing key internal control policies including delegated authorities, policy on market disclosure and investor relations, non-audit services and treasury management policy. An internal control system is designed to provide reasonable, but not absolute assurance that material misstatement or loss can be avoided, and to manage and minimise risks of failure in operational systems.

Corporate Governance Report

The Board, and in particular the Audit Committee, conducts a continuous review of the effectiveness of the Group's system of internal control. The "Internal Control — Integrated Framework" developed by the Committee of Sponsoring Organisations of the Treadway Commission ("COSO") is used as a framework for the continuous review. In 2007, the review included:

- The organisation structure and delegated authorities
- The performance and adequacy of accounting and information systems
- The risk management process including formal risk assessment at the enterprise level
- The risk management functions and their performance indicators including discussions with senior management responsible for day-to-day management of significant risks
- The effectiveness of the Company's procedures relating to statutory and regulatory compliance
- The scope and quality of management's ongoing monitoring of risks and system of internal control

The Board and senior management continuously update, develop and improve the internal control system of the Group.

External Auditors

The external auditors of the Group are Deloitte Touche Tohmatsu, and in 2007, Deloitte Touche Tohmatsu provided the following audit and non-audit services to the Group:

Nature of Services	Amount (HK$million)
External Audit Services	19.8
Taxation Consultancy Services	1.2
Other Consultancy Services	0.2

Deloitte Touche Tohmatsu is also the tax advisers of the Hong Kong companies of the Group. The other consultancy services provided by Deloitte Touche Tohmatsu comprised professional services conducted under the terms of specified engagements.

The nature and ratio of annual fees to external auditors for audit services and non-audit services are subject to scrutiny by the Audit Committee. All non-audit services from external auditors are regulated by a Policy on Non-Audit Services published on the Company's website (www.ttigroup.com).

In addition, in order to enhance independent reporting by external auditors of the Group, the Independent Non-executive Directors and the external auditors of the Group meet without the presence of the management of the Group every year.

Investor Relations and Shareholder Communications

The Company understands the importance of maintaining effective communication with its shareholders and investors and is committed to provide timely, efficient and accurate information to them. A Policy on Market Disclosure, Investor Relations, and Shareholder Communication, published on the Company's website (www.ttigroup.com), ensures that the Company complies with its disclosure obligations under the Listing Rules and other applicable laws and regulations, and that all shareholders and potential investors have an equal opportunity to receive and obtain externally available information issued by the Company.

The Company continues to maintain an effective communication pathway by holding regular meetings with institutional shareholders and analysts. All of the Company's circulars, announcements, notices and results of general meetings, annual and interim reports, and webcasts of results presentations at press conference can be easily accessed from the Company's website (www.ttigroup.com).

In addition, in order to enhance minority shareholders' rights, the Company has adopted the practice of voting by poll for all resolutions put forward at its annual general meetings and special general meetings. The Company discloses in its circulars to shareholders of convening a general meeting, the procedures for and the rights of shareholders to demand a poll in compliance with Rule 13.39(4) of the Listing Rules.

A summary of attendance of Board and Committee meetings in 2007 are detailed in the following table:

	Meetings attended/Held in 2007			
	Board	**Audit Committee**	**Nomination Committee**	**Remuneration Committee**
Number of meetings held during the year	6	5	2	5
Group Executive Directors				
Mr Horst Julius Pudwill	6/6		2/2	
Dr Roy Chi Ping Chung JP	6/6			
Mr Kin Wah Chan	6/6			
Mr Chi Chung Chan	6/6			
Mr Stephan Horst Pudwill	6/6			
Non-executive Director				
Mr Vincent Kau Ting Cheung	6/6		2/2	5/5
Independent Non-executive Directors				
Mr Joel Arthur Schleicher	6/6	5/5		*3/3
Mr Christopher Patrick Langley OBE	6/6	5/5	2/2	5/5
Mr Manfred Kuhlmann	6/6	5/5	2/2	5/5
Dates of meetings	January 22, 2007 April 18, 2007 May 14, 2007 May 28, 2007 August 21, 2007 November 26, 2007	January 22, 2007 April 16, 2007 May 28, 2007 August 20, 2007 November 26, 2007	April 17, 2007 November 26, 2007	January 22, 2007 March 6, 2007 April 17, 2007 May 29, 2007 November 26, 2007

* Mr Joel Arthur Schleicher was appointed as a member of Remuneration Committee on April 17, 2007

Directors' Report

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended December 31, 2007.

Principal Activities

The Company acts as an investment holding company and also manufactures and trades electrical and electronic products.

The principal activities of the principal subsidiaries and associates are set out in Notes 53 and 54 to the financial statements, respectively.

Results and Appropriations

The results of the Group for the year ended December 31, 2007 are set out in the consolidated income statement on page 58.

An interim dividend of HK6.50 cents per share amounting to HK$97,865,000 was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of HK1.50 cents per share to the shareholders on the register of members on May 30, 2008, amounting to approximately HK$22,519,000.

Property, Plant and Equipment

The Group continued to expand its business and during the year spent approximately HK$199,939,000 on moulds and tooling and acquired office equipment, furniture and fixtures for approximately HK$125,633,000 and plant and machinery for approximately HK$111,242,000. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in Note 16 to the financial statements.

Share Capital

Details of movements during the year in the share capital of the Company are set out in Note 42 to the consolidated financial statements.

A total of 4,358,500 ordinary shares of HK$0.10 each were repurchased by the Company during the year at prices ranging from HK$6.48 to HK$9.25 per share. The aggregate amount paid by the Company for such repurchases amounting to HK$35,175,000, was charged to the retained earnings.

The repurchased shares were cancelled, the issued share capital and the capital redemption reserve of the Company was reduced and increased respectively by the par value thereof.

The repurchase of the Company's shares during the year were effected by the directors pursuant to the mandate from shareholders received at the previous annual general meeting, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Company.

Share Capital *(continued)*

Except as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Directors

The directors of the Company during the year and up to the date of this report were:

Group Executive Directors:

Mr Horst Julius Pudwill, *Chairman*
Dr Roy Chi Ping Chung JP, *Vice Chairman*
Mr Joseph Galli Jr, *Chief Executive Officer* (appointed on February 1, 2008)
Mr Kin Wah Chan
Mr Chi Chung Chan
Mr Stephan Horst Pudwill

Non-executive Director:

Mr Vincent Ting Kau Cheung

Independent Non-executive Directors:

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley OBE
Mr Manfred Kuhlmann
Mr Peter David Sullivan (appointed on February 1, 2008)

In accordance with Article 103 of the Company's Articles of Association, Messrs. Horst Julius Pudwill, Kin Wah Chan, Vincent Ting Kau Cheung and Joel Arthur Schleicher and in accordance with Article 94 of the Company's Articles of Association, Messrs. Joseph Galli Jr and Peter David Sullivan, will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Terms of Office of Non-executive Directors and Independent Non-executive Directors

The term of office for each of the Non-executive Directors and Independent Non-executive Directors is the period up to his retirement by rotation in accordance with Article 103 of the Company's Articles of Association.

Directors' Report

Directors' and Chief Executive's Interests

As at December 31, 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") and as adopted by the Company, were as follows:

Name of directors	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives)[1]	Interests in underlying shares pursuant to equity derivatives[1]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	Beneficial owner	112,024,500	400,000	336,344,294	22.40%
	Interests of spouse	760,000	—		
	Interests of controlled corporation	223,159,794[2]	—		
Dr Roy Chi Ping Chung JP	Beneficial owner	126,405,948	960,000	164,576,978	10.96%
	Interests of spouse	136,000	—		
	Interests of controlled corporation	37,075,030[3]	—		
Mr Kin Wah Chan	Beneficial owner	—	1,000,000	1,000,000	0.07%
Mr Chi Chung Chan	Beneficial owner	—	3,000,000	3,000,000	0.20%
Mr Stephan Horst Pudwill	Beneficial owner	4,054,500	100,000	4,154,500	0.28%
Mr Vincent Ting Kau Cheung	Beneficial owner	1,920,000	—	1,920,000	0.13%
Mr Joel Arthur Schleicher	Beneficial owner	100,000	300,000	460,000	0.03%
	Interests of spouse	—	60,000[1]		
Mr Christopher Patrick Langley OBE	Beneficial owner	500,000	200,000	700,000	0.05%
Mr Manfred Kuhlmann	Beneficial owner	—	100,000	100,000	0.01%

Directors' and Chief Executive's Interests *(continued)*

Notes:

(1) Interests in shares and underlying shares stated above represent long positions of the Company.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives, which were held as beneficial owner, represent share options granted to them respectively pursuant to the share option schemes adopted by the Company, details of which are separately disclosed in the section headed "Share Options" below. These share options are physically settled and unlisted.

The interests of the spouse of Mr Joel Arthur Schleicher in the underlying shares pursuant to listed equity derivatives represent an interest in 60,000 underlying shares held in the form of 12,000 American Depositary Receipts, each representing 5 shares of the Company.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	186,084,764
Cordless Industries Company Limited*	37,075,030
	223,159,794

(3) These shares were held by Cordless Industries Company Limited* in which Dr Roy Chi Ping Chung JP has a beneficial interest.

* Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Dr Roy Chi Ping Chung JP

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2007.

Share Options

Scheme Adopted on March 28, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on March 28, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme is expired on March 27, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or
(ii) Non-executive Directors (including Independent Non-executive Directors); or
(iii) suppliers or customers; or
(iv) any person or entity that provides research, development or other technological support; or
(v) shareholders.

Share Options *(continued)*

Scheme Adopted on March 28, 2002 ("Scheme C") *(continued)*

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotation sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30.00% of the issued share capital of the Company from time to time or 10.00% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1.00% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

Scheme Adopted on May 29, 2007 ("Scheme D")

Following the termination of Scheme C, a new share option scheme was adopted pursuant to a resolution passed on May 29, 2007 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme will expire on May 28, 2017. Under Scheme D, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or
(ii) Non-executive Directors (including Independent Non-executive Director or officer); or
(iii) secondees; or
(iv) business partner, agent, consultant; or
(v) suppliers or customers; or
(vi) any person or entity that provides research, development or other technological support; or
(vii) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the tenth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotation sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme D is not permitted to exceed 30.00% of the issued share capital of the Company from time to time or 10.00% of shares in issue as at the adoption date of Scheme D. No person shall be granted an option which exceeds 1.00% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

Share Options *(continued)*

The following table discloses movements in the Company's share options during the year:

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Directors									
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	—	25,728,000	—	—	3.600	28.6.20002 – 27.6.2007
	19.9.2003	Scheme C	560,000	—	560,000	—	—	8.685	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	—	400,000	12.170	25.2.2004 – 24.2.2009
Dr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	—	12,864,000	—	—	3.600	28.6.2002 – 27.6.2007
	19.9.2003	Scheme C	560,000	—	—	—	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	—	400,000	12.170	25.2.2004 – 24.2.2009
Mr Kin Wah Chan	1.3.2004	Scheme C	1,000,000	—	—	—	1,000,000	12.525	1.3.2004 – 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	—	—	—	1,000,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	Scheme C	500,000	—	—	—	500,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	Scheme C	1,000,000	—	—	—	1,000,000	12.170	25.2.2004 – 24.2.2009
	1.3.2004	Scheme C	500,000	—	—	—	500,000	12.525	1.3.2004 – 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	Scheme C	100,000	—	—	—	100,000	12.525	1.3.2004 – 28.2.2009
Mr Joel Arthur Schleicher	17.7.2003	Scheme C	200,000	—	—	—	200,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	—	100,000	12.170	25.2.2004 – 24.2.2009
Mr Christopher Patrick Langley OBE	17.7.2003	Scheme C	100,000	—	—	—	100,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	—	100,000	12.170	25.2.2004 – 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	100,000	—	—	—	100,000	17.750	7.2.2005 – 6.2.2010
Total for directors			45,212,000	—	39,152,000	—	6,060,000		

Share Options *(continued)*

The following table discloses movements in the Company's share options during the year: *(continued)*

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Employees	30.4.2002	Scheme C	1,215,000	—	1,215,000	—	—	3.200	30.4.2002 - 29.4.2007
	17.7.2003	Scheme C	2,674,000	—	20,000	48,000	2,606,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	204,000	—	—	—	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	Scheme C	5,897,000	—	—	813,000	5,084,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	Scheme C	200,000	—	—	—	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	Scheme C	300,000	—	—	200,000	100,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	Scheme C	200,000	—	—	—	200,000	12.000	7.6.2004 - 6.6.2009
	2.10.2004	Scheme C	1,000,000	—	—	—	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	Scheme C	250,000	—	—	—	250,000	15.710	13.12.2004 -12.12.2009
	17.1.2005	Scheme C	150,000	—	—	150,000	—	16.520	17.1.2005 - 16.1.2010
	7.2.2005	Scheme C	100,000	—	—	—	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	Scheme C	200,000	—	—	—	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	Scheme C	25,000	—	—	—	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	Scheme C	200,000	—	—	200,000	—	17.200	10.5.2005 - 9.5.2010
	1.6.2005	Scheme C	20,000	—	—	—	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	Scheme C	250,000	—	—	—	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	Scheme C	500,000	—	—	—	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	Scheme C	300,000	—	—	—	300,000	18.690	1.1.2006 -31.12.2010
	1.3.2006	Scheme C	3,564,000	—	—	287,000	3,277,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	Scheme C	150,000	—	—	150,000	—	14.350	10.3.2006 - 9.3.2011
	25.4.2006	Scheme C	20,000	—	—	—	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	Scheme C	200,000	—	—	—	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	Scheme C	350,000	—	—	—	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	Scheme C	25,000	—	—	—	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	Scheme C	75,000	—	—	—	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	Scheme C	1,500,000	—	—	—	1,500,000	11.252	1.11.2006 -31.10.2011
	3.11.2006	Scheme C	100,000	—	—	—	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	Scheme C	30,000	—	—	—	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	Scheme C	150,000	—	—	—	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	Scheme C	20,000	—	—	—	20,000	10.560	13.12.2006 -11.12.2011
	1.1.2007	Scheme C	—	150,000	—	—	150,000	10.080	1.1.2007 -31.12.2011
	6.3.2007	Scheme C	—	7,460,000	—	130,000	7,330,000	10.572	6.3.2007 - 5.3.2012
	20.7.2007	Scheme D	—	300,000	—	—	300,000	10.060	20.7.2007 - 19.7.2012
	24.8.2007	Scheme D	—	2,740,000	—	30,000	2,710,000	8.390	24.8.2007 - 23.8.2017
	16.10.2007	Scheme D	—	75,000	—	—	75,000	8.810	16.10.2007 -17.10.2017
	7.11.2007	Scheme D	—	40,000	—	—	40,000	8.088	7.11.2007 - 6.11.2017
	23.11.2007	Scheme D	—	500,000	—	—	500,000	7.578	23.11.2007 -22.11.2017
Total for employees			19,869,000	11,265,000	1,235,000	2,008,000	27,891,000		
Total for all categories			65,081,000	11,265,000	40,387,000	2,008,000	33,951,000		

Share Options *(continued)*

The weighted average closing prices of options on their grant date during 2007 and 2006 were HK$9.71 and HK$13.00 respectively.

The closing prices of the Company's shares immediately before various dates of grant ranged from HK$7.50 to HK$10.12.

The weighted average closing prices of the Company's shares immediately before various dates during 2007 and 2006 on which the share options were exercised were HK$10.98 and HK$14.81 respectively.

The fair values of the share options granted in 2007 and 2006 measured at various dates of grant ranged from HK$1.56 to HK$2.61 and HK$2.46 to HK$4.72 per option respectively.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders' Interests

As at December 31, 2007, the interests and short positions of the following persons, other than directors and the chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Substantial Shareholders' Interests *(continued)*

Name	Total interests in shares (L/S)*	Approximate aggregate percentage of interests
Capital Research and Management Company[1]	117,596,600 (L)	7.83% (L)
Prudential Plc[2]	104,024,130 (L)	6.93% (L)
Morgan Stanley[3]	119,828,080 (L)	7.98% (L)
	119,793,997 (S)	7.98% (S)
Och Daniel Saul[4]	262,771,800 (L)	17.50% (L)

* (L/S) represents (Long position/Short position)

Notes:

(1) Funds managed by Capital Research and Management Company hold 117,596,600 shares.

(2) The following is a breakdown of the interests in shares of Prudential Plc:

		Total interests in shares				
Name	Remarks	Direct interests	(L/S)	Deemed interests	(L/S)	Approximate percentage of interests
Prudential Plc	(2a)	—	—	104,024,130	(L)	6.93%
Prudential Holdings Ltd	(2b)	—	—	104,024,130	(L)	6.93%
Prudential Corporation Holdings Ltd.	(2b)	—	—	104,024,130	(L)	6.93%
Prudential Asset Management (Hong Kong) Ltd	(2b)	104,024,130	(L)	—	—	6.93%

Remarks:

(2a) Prudential Plc is listed on the London Stock Exchange.

The capacity of Prudential Plc in holding 104,024,130 shares was as a controlled corporation.

(2b) Prudential Holdings Ltd, Prudential Corporation Holdings Ltd and Prudential Asset Management (Hong Kong) Ltd were all direct or indirect subsidiaries of Prudential Plc and by virtue of the SFO. Prudential Plc was deemed to be interested in the shares held by the these subsidiaries.

Substantial Shareholders' Interests *(continued)*

Notes: *(continued)*

(3) The following is a breakdown of the interests in shares of Morgan Stanley:

Name	Remarks	Total interests in shares: Direct interests	(L/S)	Deemed interests	(L/S)	Approximate percentage of interests
Morgan Stanley	(3a)	—	—	119,828,080	(L)	7.98%
		—	—	119,793,997	(S)	7.98%
Morgan Stanley Capital Management, L.L.C.	(3b)	—	—	107,241,949	(L)	7.14%
		—	—	109,321,866	(S)	7.28%
Morgan Stanley Domestic Holdings, Inc.	(3b)	—	—	107,241,949	(L)	7.14%
		—	—	109,321,866	(S)	7.28%
Morgan Stanley International Incorporated	(3b)	—	—	107,241,949	(L)	7.14%
		—	—	109,321,866	(S)	7.28%
Morgan Stanley International Limited	(3b)	—	—	107,204,449	(L)	7.14%
		—	—	109,321,866	(S)	7.28%
Morgan Stanley Group (Europe)	(3b)	—	—	107,204,449	(L)	7.14%
		—	—	109,321,866	(S)	7.28%
Morgan Stanley UK Group	(3b)	—	—	107,204,449	(L)	7.14%
		—	—	109,321,866	(S)	7.28%
Morgan Stanley & Co. International plc.	(3b)	107,204,449	(L)	—	—	7.14%
		109,321,866	(S)	—	—	7.28%
Morgan Stanley Swiss Holdings GmbH	(3b)	37,500	(L)	—	—	0.00%
Morgan Stanley Capital Services Inc.	(3b)	2,114,000	(L)	—	—	0.14%
Morgan Stanley & Co. Inc.	(3b)	10,472,131	(L)	—	—	0.70%
		10,472,131	(S)	—	—	0.70%

Remarks:

(3a) Morgan Stanley is listed on the New York Stock Exchange.

The capacity of Morgan Stanley in holding the 119,828,080 shares of long position and 119,793,997 shares of short position respectively were as a controlled corporation.

(3b) Morgan Stanley Capital Management, L.L.C., Morgan Stanley Domestic Holdings, Inc., Morgan Stanley International Incorporated, Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group, Morgan Stanley & Co International plc., Morgan Stanley Swiss Holdings GmbH, Morgan Stanley Capital Services Inc., and Morgan Stanley & Co. Inc. were all direct or indirect subsidiaries of Morgan Stanley and by virtue of the SFO, Morgan Stanley was deemed to be interested in the shares held by these subsidiaries.

Substantial Shareholders' Interests *(continued)*

Notes: *(continued)*

(4) The following is a breakdown of the interests of Och Daniel Saul in shares of the Company:

		Total interests in shares				
Name	Remarks	Direct interests	(L/S)	Deemed interests	(L/S)	Approximate percentage of interests
Och Daniel Saul	(4a)	—	—	262,771,800	(L)	17.50%
Och-Ziff Capital Management Group LLC	(4a)	—	—	262,771,800	(L)	17.50%
Och-Ziff Holding Corporation	(4a)	—	—	262,771,800	(L)	17.50%
OZ Management L.P.	(4a)	262,771,800	(L)	—	—	17.50%
OZ Asia Master Fund, Ltd.	(4a)	128,691,400	(L)	—	—	8.57%
OZ Master Fund, Ltd.	(4a)	122,024,200	(L)	—	—	8.13%
Fleet Maritime, Inc.	(4a)	2,275,300	(L)	—	—	0.15%
GPV LVII LLC	(4a)	2,544,900	(L)	—	—	0.17%
Goldman Sachs & Co. Profit Sharing Master Trust	(4a)	1,553,900	(L)	—	—	0.10%
OZ Global Special Investments Master Fund, L.P.	(4a)	5,682,100	(L)	—	—	0.38%

Remarks:

(4a) The interests of Och-Ziff Capital Management Group LLC, Och-Ziff Holding Corporation, OZ Management, L.P., OZ Asia Master Fund, Ltd., OZ Master Fund, Ltd., Fleet Maritime, Inc., GPV LVII LLC, Goldman Sachs & Co. Profit Sharing Master Trust and OZ Global Special Investments Master Fund, L.P. were all attributed to Och Daniel Saul by virtue of the SFO.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at December 31, 2007.

Sufficiency of Public Float

The Company has maintained a sufficient public float throughout the year ended December 31, 2007.

Donations

During the year, the Group made charitable and other donations totalling HK$4,937,000.

Auditor

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board

Horst Julius Pudwill
Chairman
Hong Kong
April 16, 2008

Independent Auditor's Report

Deloitte.
德勤

TO THE MEMBERS OF TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Techtronic Industries Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 58 to 134, which comprise the consolidated and Company balance sheets as at December 31, 2007 and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 16, 2008

Consolidated Income Statement

For the year ended December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000	2007 US$'000 (Note 55)	2006 US$'000 (Note 55)
Turnover	6	**24,774,987**	21,822,597	**3,176,280**	2,797,769
Cost of sales		**(16,965,980)**	(14,929,737)	**(2,175,125)**	(1,914,069)
Gross profit		**7,809,007**	6,892,860	**1,001,155**	883,700
Other income	7	**377,464**	43,423	**48,393**	5,567
Interest income	8	**97,658**	91,454	**12,520**	11,725
Selling, distribution, advertising and warranty expenses		**(3,478,699)**	(2,529,631)	**(445,987)**	(324,312)
Administrative expenses		**(2,898,057)**	(2,414,135)	**(371,546)**	(309,504)
Research and development costs		**(535,134)**	(428,311)	**(68,607)**	(54,912)
Finance costs	9	**(459,779)**	(391,679)	**(58,946)**	(50,215)
Profit before restructuring costs, other restructuring and transition costs, share of results of associates and taxation		**912,460**	1,263,981	**116,982**	162,049
Restructuring costs	35	**(668,481)**	—	**(85,703)**	—
Other restructuring and transition costs	35	**(74,537)**	—	**(9,556)**	—
Share of results of associates		**(270)**	(895)	**(35)**	(115)
Profit before taxation		**169,172**	1,263,086	**21,688**	161,934
Taxation	10	**(38,999)**	(184,017)	**(5,000)**	(23,592)
Profit for the year	11	**130,173**	1,079,069	**16,688**	138,342
Attributable to:					
Equity holders of the parent		**125,257**	1,071,864	**16,058**	137,418
Minority interests		**4,916**	7,205	**630**	924
		130,173	1,079,069	**16,688**	138,342
Dividends paid	14	**287,501**	279,845	**36,859**	35,878
Earnings per share (HK/US cents)	15				
Basic		**8.41**	73.18	**1.08**	9.38
Diluted		**7.40**	70.12	**0.95**	8.99

Consolidated Balance Sheet

As at December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000	2007 US$'000 (Note 55)	2006 US$'000 (Note 55)
Assets					
Non-current assets					
Property, plant and equipment	16	**2,612,534**	1,791,746	**334,940**	229,711
Lease prepayments	17	**78,799**	66,659	**10,102**	8,546
Goodwill	18	**4,164,129**	4,042,996	**533,863**	518,333
Intangible assets	19	**2,176,077**	1,620,181	**278,984**	207,716
Interests in associates	22	**203,637**	192,989	**26,107**	24,742
Available-for-sale investments	23	**17,058**	43,315	**2,187**	5,553
Deferred tax assets	45	**762,907**	706,493	**97,809**	90,576
		10,015,141	8,464,379	**1,283,992**	1,085,177
Current assets					
Inventories	24	**5,951,606**	4,019,883	**763,026**	515,370
Trade and other receivables	25	**4,471,844**	3,827,038	**573,313**	490,646
Deposits and prepayments		**470,147**	544,977	**60,275**	69,869
Bills receivable	26	**469,002**	578,560	**60,128**	74,174
Tax recoverable		**271,134**	150,312	**34,761**	19,271
Trade receivables from associates	28	**10,053**	8,554	**1,289**	1,097
Held-for-trading investments	29	**17,192**	7,800	**2,204**	1,000
Bank balances, deposits and cash	30	**3,293,327**	3,718,798	**422,221**	476,769
		14,954,305	12,855,922	**1,917,217**	1,648,196
Current liabilities					
Trade and other payables	31	**4,466,407**	3,118,120	**572,617**	399,759
Bills payable	32	**299,223**	335,455	**38,362**	43,007
Warranty provision	33	**474,386**	369,638	**60,819**	47,389
Trade payable to an associate	34	**—**	11,811	**—**	1,514
Tax payable		**286,069**	168,769	**36,676**	21,637
Restructuring provision	35	**418,380**	—	**53,638**	—
Obligations under finance leases					
— due within one year	36	**17,635**	18,535	**2,261**	2,376
Discounted bills with recourse	37	**3,036,449**	2,501,155	**389,288**	320,661
Unsecured borrowings					
— due within one year	41	**2,566,503**	421,849	**329,038**	54,083
Bank overdrafts	30	**418,369**	268,725	**53,637**	34,452
		11,983,421	7,214,057	**1,536,336**	924,878
Net current assets		**2,970,884**	5,641,865	**380,881**	723,318
Total assets less current liabilities		**12,986,025**	14,106,244	**1,664,873**	1,808,495

Consolidated Balance Sheet

	Notes	2007 HK$'000	2006 HK$'000	2007 US$'000 (Note 55)	2006 US$'000 (Note 55)
Capital and Reserves					
Share capital	42	**150,125**	146,522	**19,247**	18,785
Reserves		**6,770,000**	6,850,008	**867,947**	878,208
Equity attributable to equity holders of the parent		**6,920,125**	6,996,530	**887,194**	896,993
Minority interests		**91,303**	81,445	**11,706**	10,442
Total equity		**7,011,428**	7,077,975	**898,900**	907,435
Non-current Liabilities					
Obligations under finance leases — due after one year	36	**134,693**	125,529	**17,268**	16,093
Convertible bonds	38	**98,299**	1,105,834	**12,602**	141,774
Unsecured borrowings — due after one year	41	**4,240,475**	4,464,353	**543,650**	572,353
Retirement benefits obligations	44	**980,528**	834,087	**125,709**	106,934
Deferred tax liabilities	45	**520,602**	498,466	**66,744**	63,906
		5,974,597	7,028,269	**765,973**	901,060
		12,986,025	14,106,244	**1,664,873**	1,808,495

The financial statements on pages 58 to 134 were approved and authorised for issue by the Board of Directors on April 16, 2008 and are signed on its behalf by:

Chi Chung Chan
Group Executive Director

Dr Roy Chi Ping Chung JP
Vice Chairman

Balance Sheet

As at December 31, 2007

	Notes	2007 HK$'000	2006 HK$'000
Assets			
Non-current assets			
Property, plant and equipment	16	**200,731**	196,753
Lease prepayments	17	**4,385**	4,514
Intangible assets	19	**278,013**	220,192
Investments in subsidiaries	21	**1,182,712**	630,546
Interests in associates	22	**196,939**	184,638
Available-for-sale investments	23	**1,695**	1,195
		1,864,475	1,237,838
Current assets			
Inventories	24	**590,752**	428,805
Trade and other receivables	25	**29,838**	44,663
Deposits and prepayments		**288,819**	406,444
Bills receivable	26	**214,926**	349,825
Amounts due from subsidiaries	27	**7,917,745**	5,969,107
Bank balances, deposits and cash	30	**580,400**	1,347,008
		9,622,480	8,545,852
Current liabilities			
Trade and other payables	31	**826,866**	639,384
Bills payable	32	**283,013**	312,553
Amounts due to subsidiaries	27	**70,646**	17,934
Trade payable to an associate	34	**—**	11,811
Tax payable		**27,029**	10,126
Obligations under finance leases — due within one year	36	**827**	—
Discounted bills with recourse	37	**2,327,957**	1,859,874
Unsecured borrowings — due within one year	41	**1,910,951**	38,889
		5,447,289	2,890,571
Net current assets		**4,175,191**	5,655,281
Total assets less current liabilities		**6,039,666**	6,893,119

Balance Sheet

	Notes	2007 HK$'000	2006 HK$'000
Capital and Reserves			
Share capital	42	**150,125**	146,522
Reserves	43	**5,778,623**	5,391,935
		5,928,748	5,538,457
Non-current Liabilities			
Obligations under finance leases — due after one year	36	**2,501**	—
Convertible bonds	38	**98,299**	1,105,834
Unsecured borrowings — due after one year	41	**—**	233,334
Deferred tax liabilities	45	**10,118**	15,494
		110,918	1,354,662
		6,039,666	6,893,119

Chi Chung Chan
Group Executive Director

Dr Roy Chi Ping Chung JP
Vice Chairman

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007

	Equity attributable to equity holders of the parent									
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Convertible bonds equity reserve HK$'000	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At January 1, 2006	146,172	2,732,809	—	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
Exchange differences on translation of foreign operations	—	—	—	—	62,691	—	—	62,691	146	62,837
Net income recognised directly in equity	—	—	—	—	62,691	—	—	62,691	146	62,837
Profit for the year	—	—	—	—	—	—	1,071,864	1,071,864	7,205	1,079,069
Total recognised income and expense for the year	—	—	—	—	62,691	—	1,071,864	1,134,555	7,351	1,141,906
Shares issued at a premium	350	22,040	—	—	—	—	—	22,390	—	22,390
Recognition of equity-settled share based payments	—	—	—	—	—	7,091	—	7,091	—	7,091
Final dividend — 2005	—	—	—	—	—	—	(184,609)	(184,609)	—	(184,609)
Interim dividend — 2006	—	—	—	—	—	—	(95,236)	(95,236)	—	(95,236)
Interim dividend — 2006 paid by a subsidiary to minority interests	—	—	—	—	—	—	—	—	(39,005)	(39,005)
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	(7,571)	(7,571)
At December 31, 2006	146,522	2,754,849	—	26,334	56,486	13,794	3,998,545	6,996,530	81,445	7,077,975
Exchange differences on translation of foreign operations	—	—	—	—	1,842	—	—	1,842	62	1,904
Net income recognised directly in equity	—	—	—	—	1,842	—	—	1,842	62	1,904
Profit for the year	—	—	—	—	—	—	125,257	125,257	4,916	130,173
Total recognised income and expense for the year	—	—	—	—	1,842	—	125,257	127,099	4,978	132,077
Shares issued at a premium	4,039	143,797	—	—	—	—	—	147,836	—	147,836
Repurchase of shares	(436)	—	436	—	—	—	(35,175)	(35,175)	—	(35,175)
Effect of early redemption of convertible bonds	—	—	—	(49,920)	—	—	—	(49,920)	—	(49,920)
Release of deferred tax liabilities on early redemption of convertible bonds	—	—	—	5,101	—	—	—	5,101	—	5,101
Transfer to retained earnings upon early redemption of convertible bonds	—	—	—	20,770	—	—	(20,770)	—	—	—
Recognition of equity-settled share-based payments	—	—	—	—	—	16,155	—	16,155	—	16,155
Share options lapsed	—	—	—	—	—	(2,152)	2,152	—	—	—
Final dividend — 2006	—	—	—	—	—	—	(189,636)	(189,636)	—	(189,636)
Interim dividend — 2007	—	—	—	—	—	—	(97,865)	(97,865)	—	(97,865)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	4,880	4,880
At December 31, 2007	**150,125**	**2,898,646**	**436**	**2,285**	**58,328**	**27,797**	**3,782,508**	**6,920,125**	**91,303**	**7,011,428**

Consolidated Cash Flow Statement

For the year ended December 31, 2007

	Note	2007 HK$'000	2006 HK$'000	2007 US$'000 (Note 55)	2006 US$'000 (Note 55)
Operating Activities					
Profit before taxation		**169,172**	1,263,086	**21,688**	161,934
Adjustments for:					
Amortisation/write-off of intangible assets		**130,940**	89,417	**16,787**	11,464
Amortisation of lease prepayments		**1,544**	1,402	**198**	180
Depreciation on property, plant and equipment		**559,972**	451,278	**71,791**	57,856
Employee share-based payments		**16,155**	7,091	**2,071**	909
Finance costs		**459,779**	391,679	**58,946**	50,215
Interest income		**(97,658)**	(91,454)	**(12,520)**	(11,725)
Loss (gain) on disposal of property, plant and equipment		**74,694**	(6,926)	**9,576**	(888)
Share of the results of associates		**270**	895	**35**	115
Discount on acquisition of subsidiaries taken to income		**(49,340)**	—	**(6,326)**	—
Change in fair value of held-for-trading investments		**(5,571)**	—	**(714)**	—
Operating cash flows before movements in working capital		**1,259,957**	2,106,468	**161,532**	270,060
(Increase) decrease in inventories		**(1,213,207)**	40,697	**(155,539)**	5,218
Decrease (increase) in trade and other receivables, deposits and prepayments		**153,767**	(549,199)	**19,714**	(70,410)
Decrease (increase) in bills receivable		**124,414**	(133,105)	**15,951**	(17,065)
Increase in trade receivables from associates		**(1,499)**	(7,244)	**(192)**	(929)
Increase in held-for-trading investments		**(3,610)**	(7,800)	**(463)**	(1,000)
Increase (decrease) in trade and other payables		**343,276**	(522,540)	**44,010**	(66,992)
Decrease in bills payable		**(36,232)**	(215,509)	**(4,645)**	(27,629)
Increase in restructuring provision		**418,380**	—	**53,638**	—
(Decrease) increase in warranty provision		**(22,637)**	26,164	**(2,902)**	3,354
Decrease in trade payable to an associate		**(11,811)**	(10,135)	**(1,514)**	(1,299)
Decrease in retirement benefit obligations		**(39,178)**	(25,729)	**(5,023)**	(3,299)
Cash generated from operations		**971,620**	702,068	**124,567**	90,009
Interest paid		**(474,231)**	(364,152)	**(60,799)**	(46,686)
Hong Kong profits tax paid		**(79,408)**	(59,577)	**(10,181)**	(7,638)
Overseas tax paid		**(50,795)**	(227,893)	**(6,512)**	(29,217)
Hong Kong profits tax refunded		**15,735**	440	**2,017**	56
Overseas tax refunded		**37,218**	17,902	**4,772**	2,295
Net Cash from Operating Activities		**420,139**	68,788	**53,864**	8,819

	Note	2007 HK$'000	2006 HK$'000	2007 US$'000 (Note 55)	2006 US$'000 (Note 55)
Investing Activities					
Purchase of property, plant and equipment		**(855,996)**	(471,742)	**(109,743)**	(60,480)
Additions to intangible assets		**(230,096)**	(242,846)	**(29,499)**	(31,134)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	46	**(923,504)**	—	**(118,398)**	—
Purchase of additional interest in subsidiaries		—	(54,074)	—	(6,933)
Purchase of available-for-sale investments		**(850)**	(27,757)	**(109)**	(3,559)
Advances to associates		**(10,918)**	(4,431)	**(1,400)**	(568)
Interest received		**97,658**	91,454	**12,520**	11,725
Proceeds from disposal of property, plant and equipment		**24,066**	34,913	**3,085**	4,476
Net Cash Used in Investing Activities		**(1,899,640)**	(674,483)	**(243,544)**	(86,473)
Financing Activities					
Increase in discounted bills with recourse		**535,294**	399,984	**68,627**	51,280
New bank loans obtained		**3,324,765**	295,247	**426,252**	37,852
(Decrease) increase in trust receipt loans		**(104,060)**	24,744	**(13,341)**	3,172
Proceeds from issue of shares		**147,836**	22,390	**18,953**	2,871
Repurchase of shares		**(35,175)**	—	**(4,510)**	—
Dividends paid		**(287,501)**	(279,845)	**(36,859)**	(35,878)
Repayment of bank loans		**(1,405,849)**	(98,716)	**(180,237)**	(12,656)
Repayment of convertible bonds		**(1,043,003)**	—	**(133,718)**	—
Dividend paid to minority shareholders		—	(39,005)	—	(5,001)
Repayment of obligations under finance leases		**(10,914)**	(13,346)	**(1,399)**	(1,711)
Net Cash from Financing Activities		**1,121,393**	311,453	**143,768**	39,929
Net Decrease in Cash and Cash Equivalents		**(358,108)**	(294,242)	**(45,912)**	(37,725)
Cash and Cash Equivalents at Beginning of the Year		**3,450,073**	3,807,194	**442,317**	488,102
Effect of Foreign Exchange Rate Changes		**(217,007)**	(62,879)	**(27,821)**	(8,060)
Cash and Cash Equivalents at End of the Year		**2,874,958**	3,450,073	**368,584**	442,317
Analysis of the Balances of Cash and Cash Equivalents					
Represented by:					
Bank balances, deposits and cash		**3,293,327**	3,718,798	**422,221**	476,769
Bank overdrafts		**(418,369)**	(268,725)	**(53,637)**	(34,452)
		2,874,958	3,450,073	**368,584**	442,317

Notes to the Consolidated Financial Statements

For the year ended December 31, 2007

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

The principal activities of the Group are the manufacturing and trading of electrical and electronic products.

The consolidated financial statements have been presented in Hong Kong dollars as the Company is a public limited company incorporated in Hong Kong and the principal place of business of the Company is situated in Hong Kong. The functional currency of the Company is United States Dollars.

2. Application of New Hong Kong Financial Reporting Standards

In the current year, the Group has applied, for the first time, the following new standards ("HKAS" and "HKFRS"), amendment and interpretations ("HK(IFRIC)") (collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on January 1, 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared. Accordingly, no prior period adjustment has been required.

The Group has applied the disclosure requirements under HKAS 1 (Amendment) and HKFRS 7 retrospectively. Certain information presented in the prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

2. Application of New Hong Kong Financial Reporting Standards *(continued)*

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions[3]
HK(IFRIC)-Int 12	Service Concession Arranagements[4]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[5]
HK(IFRIC)-Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]

[1] Effective for annual periods beginning on or after January 1, 2009
[2] Effective for annual periods beginning on or after July 1, 2009
[3] Effective for annual periods beginning on or after March 1, 2007
[4] Effective for annual periods beginning on or after January 1, 2008
[5] Effective for annual periods beginning on or after July 1, 2008

HKAS 23 (Revised) eliminated the option available under the previous version of HKAS 23 to recognise all borrowing costs immediately as an expense. To the extent that borrowing costs relate to the acquisition, construction or production of a qualifying asset, HKAS 23 (Revised) requires that they be capitalised as part of the cost of that asset. All other borrowing costs should be expensed as incurred. The Group currently expenses all borrowing costs as incurred. As a result of the application of HKAS 23 (Revised), borrowing costs related to the acquisition, construction or production of a qualifying asset will be capitalised.

The adoption of HKFRS 3 (revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. HKAS 27 (revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions.

The directors of the Company anticipate that the application of the other new or revised standards and interpretations will have no material impact on the results and the financial position of the Group.

3. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost convention except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Companies Ordinance.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiaries' equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Acquisition of Additional Interests in Subsidiaries

Goodwill arising on acquisition of additional interest in subsidiaries represents the excess of the cost of the acquisition over the fair value of the net assets attributable to the additional interest in the subsidiaries. The difference between the fair values and the carrying values of the underlying assets and liabilities attributable to the additional interests in subsidiaries is debited to reserve.

Business Combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 Business Combinations are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

3. Significant Accounting Policies *(continued)*

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of net assets and operation of another entity, the Group has discontinued amortisation from January 1, 2005 onwards, and such goodwill is tested for impairment annually and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Investments in Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in Associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

3. Significant Accounting Policies *(continued)*

Intangible Assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Research and Development Expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

3. Significant Accounting Policies *(continued)*

Leasehold Land and Buildings

The land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. Leasehold land where title is not expected to pass to the lessee by the end of the lease term is classified as an operating lease unless the lease payments cannot be allocated reliably between the land and building elements in which case, the entire lease is classified as a finance lease.

Property, Plant and Equipment

Property, plant and equipment including buildings held for use in the production or supply of goods or services, or for administrative purposes, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

Construction in progress includes property, plant and equipment in the course of construction for production are carried at cost, less any recognised impairment losses. Cost includes professional fees capitalised in accordance with the Group's accounting policy. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Impairment Losses on Tangible and Intangible Assets other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Financial Instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

3. Significant Accounting Policies *(continued)*

Financial Instruments *(continued)*

Financial Assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss ("FVTPL"), loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets designated as at FVTPL, of which interest income is included in net gains or losses.

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

At each balance sheet date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, bills receivable, trade receivables from associates, amounts due from subsidiaries, bank balances, deposits and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy in respect of impairment loss on financial assets below).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy in respect of impairment loss on financial assets below).

3. Significant Accounting Policies *(continued)*

Financial Instruments *(continued)*

Financial Assets *(continued)*

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or

- default or delinquency in interest or principal payments; or

- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables and trade receivables from associates, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 120 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. Significant Accounting Policies *(continued)*

Financial Instruments *(continued)*

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's all financial liabilities are generally classified as other financial liabilities.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Convertible bonds

Convertible bonds issued by the Company that contain both the liability and conversion option components are classified separately into their respective items on initial recognition.

Conversion options that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is classified as an equity instrument. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the gross proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the conversion option for the holder to convert the bonds into equity, is included in equity (convertible bonds equity reserve).

In subsequent periods, the liability component of the convertible bonds is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in the convertible bonds equity reserve until the embedded option is exercised (in which case the balance stated in convertible bonds equity reserve will be transfer to retained profits). Where the option remains unexercised at the expiry date, the balance stated in the convertible bonds equity reserve will be released to retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible bonds using the effective interest method.

Upon redemption of the convertible bonds, the redemption consideration will be allocated to the liability component and equity component using the same allocation basis as when the convertible bonds were originally issued.

Differences between the fair value and the carrying amount of the liability component will be recognised in the consolidated income statements. The difference between the redemption consideration and the fair value of the liability component will be included in equity (convertible bonds equity reserve) and released to retained profits.

3. Significant Accounting Policies *(continued)*

Financial Instruments *(continued)*

Financial liabilities and equity *(continued)*

Other financial liabilities

Other financial liabilities (including unsecured borrowings, trade payables and other payables, bills payable, trade payable to an associate, obligation under finance leases, discounted bills with recourse, bank overdrafts and amount due to subsidiaries/associates) are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Share repurchase

On share repurchase, the issued share capital of the Company will be reduced by the nominal value of the repurchased shares and such amount will transferred to capital redemption reserve. The premium paid on the repurchase, after deducting related expenses, will be charged to retained profits.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss. If the Group retains substantially all the risks and rewards of ownership of a transferred asset, the Group continues to recognise the financial asset and recognise a collateralised borrowing for proceeds received.

Financial liabilities are removed from the balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration is recognised in profit or loss.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

A provision for warranties is recognised at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

A provision for restructuring provision is recognised in the balance sheet on conditions that the Group has detailed formal plan and has raised a valid expectation in those affected that the plan will carried out, by starting to implement that plan or by announcing that its main features to those affect it.

For provision in relation to employee termination benefits, the liability and expenses are recognised when the Group committed to terminate the employment of an employment of an employee or group of employees before their normal retirement date or provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

3. Significant Accounting Policies *(continued)*

Revenue Recognition

Turnover is measured at the fair value of the net amounts received or receivable and represents amounts for goods sold by the Group to outsider customers in normal course of business, less return and allowances, and commission income and royalty income received.

Turnover from sales of goods is recognised when goods are delivered and title has passed.

Commission income is recognised when services are provided.

Royalty income is recognised on a time proportion basis in accordance with the terms of the relevant agreements.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' right to receive payment have been established.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the difference between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity in which case the deferred tax is also dealt with in equity.

3. Significant Accounting Policies *(continued)*

Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after January 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Goodwill and fair value adjustments arising on acquisitions of foreign operations prior to January 1, 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Borrowing Costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement an expense in the period in which they are incurred.

Equity-settled Share-Based Payment Transactions

For share options granted to employees of the Group, the fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense on a straight-line basis over the vesting period, with a corresponding increase in equity (employee share-based compensation reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognised in profit or loss, with a corresponding adjustment to share options reserve.

At the time when the share options are exercised, the amount previously recognised in employee share-based compensation reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to retained profits.

3. Significant Accounting Policies *(continued)*

Retirement Benefit Schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefit schemes and Mandatory Provident Fund Scheme are charged as expenses when employees have rendered service entitling them to the contributions.

For defined contribution retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. All actuarial gains and losses of defined benefit plans are recognised immediately in the consolidation income statement in the period in which they occur. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

4. Key Sources of Accounting Estimates

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below.

Estimated Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2007, the carrying amount of goodwill is HK$4,164,129,000 (2006: HK$4,042,996,000). Details of the recoverable amount calculation are disclosed in Note 20.

Estimated Impairment of Intangible Assets

During the year, management reassessed the carrying amount of its intangible assets. As at December 31, 2007, the carrying amount of intangible assets is HK$2,176,077,000 (2006: HK$1,620,181,000). In determining whether the intangible asset is impaired, the management takes into consideration the anticipated revenues and estimated future cash flows from the underlying projects, and the progress of these projects. When the actual revenues and future cash flows are less than expected, a material loss may arise. Management is confident that the carrying amount of the asset will be recovered in full. This situation will be closely monitored, and adjustments will be made in future periods, if future market activity indicates that such adjustments are appropriate.

Useful lives and Impairment Assessment of Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. As at December 31, 2007, the carrying amount of property, plant and equipment is HK$2,612,534,000 (2006: HK$1,791,746,000). The estimation of their useful lives impacts the level of annual depreciation expense recorded. The estimated useful life and dates that the Group place the equipment into production use reflects the directors estimate of the periods that the Group intend to derive future economic benefits from the use of the Group's plant and equipment. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management's estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate assets carrying values are written down to the recoverable amount and the amount of the write-down is charged against the results of operations.

4. Key Sources of Accounting Estimates *(continued)*

Income Taxes

As at December 31, 2007, a deferred tax asset of HK$196,557,000 (2006: HK$195,563,000) in relation to unused tax losses and HK$116,660,000 (2006: HK$156,598,000) in relation to employee related provisions has been recognised in the Group's balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of the deferred tax asset may arise, which would be recognised in the income statement for the period in which such a reversal takes place.

Restructuring Provision

During the year, the Group implemented a strategic repositioning plan to close down some manufacturing plants and transfer certain production capabilities to Mainland China. This resulted in a provision for restructuring charges. As at December 31, 2007, the carrying amount of restructuring provision is HK$418,380,000 (2006: nil). The restructuring provision includes only the direct expenditures arising from the restructuring, which are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity. Also, the provision is recognised in the balance sheet on conditions that an entity has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Estimated Impairment of Trade and Other Receivables, Bills Receivable and Amounts Due from Associates

Where there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. As at December 31, 2007, the carrying amount of trade and other receivables and amounts due from associates is HK$5,140,307,000.

5. Business and Geographical Segments

Business Segments

For management purposes, the Group is engaged in the manufacturing and trading of electrical and electronic products. The segment information is disclosed in accordance with different types of products as its primary segment information.

Income Statement

For the year ended December 31, 2007

	Power Equipment HK$'000	Floor care HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover				
External sales	16,877,407	7,897,580	—	24,774,987
Inter-segment sales	4,818	252,646	(257,464)	—
Total	16,882,225	8,150,226	(257,464)	24,774,987

Inter-segment sales are charged at prevailing market rates.

Result				
Segment results before restructuring costs and other restructuring and transition costs	1,225,677	146,562	—	1,372,239
Restructuring costs	(267,783)	(400,698)	—	(668,481)
Other restructuring and transition costs	(40,346)	(34,191)	—	(74,537)
Segment results after restructuring costs and other restructuring and transition costs	917,548	(288,327)	—	629,221
Finance costs				(459,779)
Share of results of associates				(270)
Profit before taxation				169,172
Taxation				(38,999)
Profit for the year				130,173

5. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Balance Sheet

As at December 31, 2007

	Power Equipment HK$'000	Floor care HK$'000	Consolidated HK$'000
Assets			
Segment assets	14,912,940	5,525,501	20,438,441
Interests in associates			203,637
Unallocated corporate assets			4,327,368
Consolidated total assets			24,969,446
Liabilities			
Segment liabilities	(7,094,685)	(2,629,044)	(9,723,729)
Unallocated corporate liabilities			(8,234,289)
Consolidated total liabilities			(17,958,018)

Other Information

For the year ended December 31, 2007

	Power Equipment HK$'000	Floor care HK$'000	Consolidated HK$'000
Capital additions	957,359	226,678	1,184,037
Acquisition of subsidiaries	251,981	2,202,098	2,454,079
Depreciation and amortisation	515,230	177,226	692,456

5. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Income Statement

For the year ended December 31, 2006

	Power Equipment HK$'000	Floor care HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover				
External sales	17,115,746	4,706,851	—	21,822,597
Inter-segment sales	14,914	207,099	(222,013)	—
Total	17,130,660	4,913,950	(222,013)	21,822,597

Inter-segment sales are charged at prevailing market rates

Result				
Segment results	1,462,030	193,630	—	1,655,660
Finance costs				(391,679)
Share of results of associates				(895)
Profit before taxation				1,263,086
Taxation				(184,017)
Profit for the year				1,079,069

5. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Balance Sheet

As at December 31, 2006

	Power Equipment HK$'000	Floor care HK$'000	Consolidated HK$'000
Assets			
Segment assets	13,580,527	2,971,182	16,551,709
Interests in associates			192,989
Unallocated corporate assets			4,575,603
Consolidated total assets			21,320,301
Liabilities			
Segment liabilities	(5,756,797)	(1,565,884)	(7,322,681)
Unallocated corporate liabilities			(6,919,645)
Consolidated total liabilities			(14,242,326)

Other Information

For the year ended December 31, 2006

	Power Equipment HK$'000	Floor care HK$'000	Consolidated HK$'000
Capital additions	665,394	102,641	768,035
Depreciation and amortisation	433,635	108,462	542,097

The Laser and Electronics segment has been grouped under the Floor Care segment this year as group management has concluded that both segments have the same marketing channels and enhance the consumer household brand category in a wide range of products.

5. Business and Geographical Segments *(continued)*

Geographical Segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover 2007 HK$'000	Turnover 2006 HK$'000
By geographical market location:		
North America	**18,103,801**	16,081,779
Europe	**5,688,905**	4,594,386
Other countries	**982,281**	1,146,432
	24,774,987	21,822,597

(ii) The following table provides an analysis of segment assets and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong and People's Republic of China ("PRC")	**4,698,247**	3,323,091	**751,379**	416,928
North America	**11,625,020**	9,619,512	**186,179**	155,701
Europe	**3,590,628**	3,201,559	**168,637**	160,488
Other countries	**524,546**	407,547	**77,842**	34,918
	20,438,441	16,551,709	**1,184,037**	768,035

6. Turnover

Turnover represents the fair value of the net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances, and commission income and royalty income received during the year and is analysed as follows:

	2007 HK$'000	2006 HK$'000
Sale of goods	**24,768,061**	21,751,691
Commission income	—	6,403
Royalty income	**6,926**	64,503
	24,774,987	21,822,597

7. Other Income

Other income included settlement of a disputed legal matters. The settlement agreement contains non-disclosure items concerning the nature of the dispute, the parties to the dispute and other terms of the agreement. Other income also included discount on acquisition of subsidiaries taken to income amounted to HK$49,340,000.

Other than the disclosure of above items, the amount also included various releasing of overprovided accrued obligations and liabilities.

8. Interest Income

	2007 HK$'000	2006 HK$'000
Interest earned on bank deposits	**87,495**	81,542
Interest earned on amount due from an associate	**10,163**	9,912
	97,658	91,454

9. Finance Costs

	2007 HK$'000	2006 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**224,724**	129,075
Obligations under finance leases	**9,567**	6,805
Fixed interest rate notes	**239,940**	228,272
Effective interest expense on convertible bonds	**14,385**	27,527
Total interest	**488,616**	391,679
Debt extinguishment gain	**(28,837)**	—
	459,779	391,679

10. Taxation

	2007 HK$'000	2006 HK$'000
Current tax:		
Hong Kong profits tax	**89,698**	52,813
Underprovision in prior years	**8,877**	3,272
	98,575	56,085
Overseas taxation	**(6,589)**	187,453
Overprovision in prior years	**(16,329)**	(2,804)
	(22,918)	184,649
Deferred tax (Note 45):		
Current year	**(35,925)**	(56,717)
Attributable to a change in tax rate	**(733)**	—
	(36,658)	(56,717)
	38,999	184,017

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the People's Republic of China (the PRC), the Group's PRC subsidiaries are exempted from PRC income tax for two years starting from their first profit-making year, followed by a 50% reduction for the next three years. During the year, the PRC subsidiaries were under the 50% reduction period.

The tax expenses for the year are reconciled as follows:

	2007 HK$'000	2006 HK$'000
Profit before taxation	**169,172**	1,263,086
Tax at Hong Kong profits tax rate	**29,606**	221,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(116,307)**	75,955
Tax effect of expenses not deductible for tax purposes	**129,127**	37,306
Tax effect of income not taxable for tax purposes	**(131,509)**	(153,758)
Tax effect of temporary differences not recognised	**186,548**	14,448
Recognition of temporary differences previously not recognised	**(50,833)**	(10,500)
(Over)underprovision in respect of prior years	**(7,452)**	468
Others	**(181)**	(942)
Tax expenses for the year	**38,999**	184,017

Details of deferred tax are set out in Note 45.

11. Profit for the Year

	2007 HK$'000	2006 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Amortisation of intangible assets	**130,940**	89,417
Auditors' remuneration	**22,112**	18,234
Amortisation of lease prepayments	**1,544**	1,402
Change in fair value of held-for-trading investments	**5,571**	—
Depreciation on property, plant and equipment		
Owned assets	**553,526**	441,970
Assets held under finance leases	**6,446**	9,308
Impairment loss on trade receivables	**21,960**	8,038
Loss (gain) on disposal of property, plant and equipment	**74,694**	(6,926)
Discount on acquisition of subsidiaries taken to income	**(49,340)**	—
Net exchange gain	**(228,279)**	(8,438)
Operating lease expenses recognised in respect of:		
Premises	**135,236**	125,756
Motor vehicles	**45,604**	39,439
Plant and machinery	**35,231**	21,299
Other assets	**26,415**	23,794
Write down of inventories	**100,079**	37,655
Staff costs		
Directors' remuneration		
Fees	**1,000**	1,000
Other emoluments	**49,905**	48,900
	50,905	49,900
Other staff costs	**2,588,661**	2,006,006
Retirement benefits scheme contributions (other than those included in the Directors' emoluments)		
Defined contribution plans	**69,556**	93,331
Defined benefit plans	**43,027**	21,102
	2,752,149	2,170,339

Staff costs disclosed above do not include an amount of HK$434,599,000 (2006: HK$285,968,000) relating to research and development activities, which is included under research and development costs.

The net exchange gain arisen during the year was derived from the operations of the Group, but not related to financial instruments held for trading.

12. Directors' Emoluments

The emoluments paid or payable to each of the 9 (2006: 9) directors were as follows:

For the year ended December 31, 2007

		Other emoluments			
	Fees HK$'000	Salaries and other benefits HK$'000	Contributions to retirement benefits schemes HK$'000	Share-based payments HK$'000	Total HK$'000
Mr Horst Julius Pudwill	—	**25,547**	**12**	—	**25,559**
Dr Roy Chi Ping Chung JP	—	**8,527**	**12**	—	**8,539**
Mr Kin Wah Chan	—	**6,325**	**12**	—	**6,337**
Mr Chi Chung Chan	—	**6,340**	**12**	—	**6,352**
Mr Stephan Horst Pudwill	—	**1,720**	**12**	—	**1,732**
Mr Vincent Ting Kau Cheung	**250**	**220**	—	—	**470**
Mr Joel Arthur Schleicher	**250**	**386**	—	—	**636**
Mr Christopher Patrick Langley OBE	**250**	**390**	—	—	**640**
Mr Manfred Kuhlmann	**250**	**390**	—	—	**640**
Total	**1,000**	**49,845**	**60**	—	**50,905**

For the year ended December 31, 2006

		Other emoluments			
	Fees HK$'000	Salaries and other benefits HK$'000	Contributions to retirement benefits schemes HK$'000	Share-based payments HK$'000	Total HK$'000
Mr Horst Julius Pudwill	—	25,516	12	—	25,528
Dr Roy Chi Ping Chung JP	—	8,441	12	—	8,453
Mr Kin Wah Chan	—	5,977	12	—	5,989
Mr Chi Chung Chan	—	6,039	12	—	6,051
Mr Stephan Horst Pudwill	—	1,695	12	—	1,707
Mr Vincent Ting Kau Cheung	250	183	—	—	433
Mr Joel Arthur Schleicher	250	305	—	—	555
Mr Christopher Patrick Langley OBE	250	342	—	—	592
Mr Manfred Kuhlmann	250	342	—	—	592
Total	1,000	48,840	60	—	49,900

13. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, four (2006: four) were group directors of the Company whose emoluments are included in Note 12 above. The emoluments of the remaining one (2006: one) individual was as follows:

	2007 HK$'000	2006 HK$'000
Salaries and other benefits	**11,615**	4,863
Contributions to retirement benefits schemes	**12**	23
	11,627	4,886

During each of the two years ended December 31, 2007 and 2006, no emoluments have been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director has waived any emoluments during those years.

14. Dividends Paid

	2007 HK$'000	2006 HK$'000
Final dividend paid:		
2006: HK 12.60 cents (2005: HK 12.60 cents) per share	**189,636**	184,609
Interim dividend paid:		
2007: HK 6.50 cents (2006: HK 6.50 cents) per share	**97,865**	95,236
	287,501	279,845

The final dividend in respect of the current financial year of HK1.50 cents per share (2006: HK12.60 cents per share) has been proposed by the directors and is subject to approval by the shareholders in the Annual General Meeting.

15. Earnings per Share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2007 HK$'000	2006 HK$'000
Earnings for the purpose of basic earnings per share:		
Profit for the year attributable to equity holders of the parent	**125,257**	1,071,864
Effect of dilutive potential ordinary shares:		
Effective interest on convertible bonds	**14,385**	22,710
Debt extinguishment gain	**(28,837)**	—
Earnings for the purpose of diluted earnings per share	**110,805**	1,094,574
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,490,103,389**	1,464,595,829
Effect of dilutive potential ordinary shares:		
Share options	**1,071,527**	30,435,277
Convertible bonds	**5,722,679**	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,496,897,595**	1,560,953,691

16. Property, Plant and Equipment

	Freehold land and buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Vessels HK$'000	Construction in progress HK$'000	Total HK$'000
The Group									
Cost									
At January 1, 2006	888,936	175,433	742,667	1,798,570	30,825	2,080,178	11,835	150,238	5,878,682
Currency realignment	40,362	1,646	20,703	66,748	1,018	46,887	—	2,402	179,766
Additions	14,289	25,966	68,459	79,585	4,173	138,709	64	141,915	473,160
Disposals	(54,540)	(9,661)	(16,186)	(40,285)	(2,428)	(180,563)	—	—	(303,663)
Reclassification	36,492	10,335	17,504	51,565	(459)	37,216	—	(152,653)	—
At December 31, 2006	925,539	203,719	833,147	1,956,183	33,129	2,122,427	11,899	141,902	6,227,945
Currency realignment	44,118	2,855	23,919	80,220	1,128	57,684	—	11,729	221,653
Additions	13,433	69,985	125,633	111,242	13,157	199,939	14	326,307	859,710
Acquisition of subsidiaries	242,064	4,741	45,724	254,218	3,640	20,775	—	—	571,162
Disposals	—	(50,360)	(84,228)	(251,925)	(10,415)	(748,884)	(840)	(2,288)	(1,148,940)
Reclassification	(4,829)	2,416	39,905	(15,581)	—	40,251	—	(69,141)	(6,979)
At December 31, 2007	**1,220,325**	**233,356**	**984,100**	**2,134,357**	**40,639**	**1,692,192**	**11,073**	**408,509**	**6,724,551**
Depreciation and Amortisation									
At January 1, 2006	297,086	116,928	528,081	1,328,464	22,295	1,825,184	5,619	—	4,123,657
Currency realignment	20,395	541	13,386	56,495	601	45,522	—	—	136,940
Provided for the year	31,807	17,387	87,844	116,227	3,282	193,020	1,711	—	451,278
Eliminated on disposals	(34,275)	(7,926)	(16,079)	(35,893)	(2,394)	(179,109)	—	—	(275,676)
Reclassification	—	26	864	(878)	(137)	125	—	—	—
At December 31, 2006	315,013	126,956	614,096	1,464,415	23,647	1,884,742	7,330	—	4,436,199
Currency realignment	22,352	701	14,397	65,868	693	54,192	—	—	158,203
Provided for the year	51,349	23,699	106,765	158,659	4,750	213,033	1,717	—	559,972
Acquisition of subsidiaries	—	281	5,365	1,395	783	—	—	—	7,824
Eliminated on disposals	—	(50,136)	(80,326)	(164,394)	(10,299)	(744,186)	(840)	—	(1,050,181)
Reclassification	—	(9)	(35)	(71)	48	67	—	—	—
At December 31, 2007	**388,714**	**101,492**	**660,262**	**1,525,872**	**19,622**	**1,407,848**	**8,207**	**—**	**4,112,017**
Net Book Values									
At December 31, 2007	831,611	131,864	323,838	608,485	21,017	284,344	2,866	408,509	2,612,534
At December 31, 2006	610,526	76,763	219,051	491,768	9,482	237,685	4,569	141,902	1,791,746

16. Property, Plant and Equipment *(continued)*

	Buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Total HK$'000
The Company							
Cost							
At January 1, 2006	65,945	68,481	123,578	136,880	10,570	578,337	983,791
Additions	—	16,062	16,120	14,943	920	37,109	85,154
Transfer from (to) subsidiaries	—	258	(879)	13,652	—	(39,171)	(26,140)
Disposals	—	—	(6)	(947)	(1,401)	(973)	(3,327)
At December 31, 2006	65,945	84,801	138,813	164,528	10,089	575,302	1,039,478
Currency realignment	—	—	—	196	—	—	196
Additions	—	3,530	17,324	16,827	3,899	52,736	94,316
Transfer (to) from subsidiaries	—	—	—	(5,464)	—	7,760	2,296
Disposals	—	(36,393)	(37,775)	(56,807)	(5,528)	(446,145)	(582,648)
At December 31, 2007	**65,945**	**51,938**	**118,362**	**119,280**	**8,460**	**189,653**	**553,638**
Depreciation and Amortisation							
At January 1, 2006	23,397	57,184	90,690	117,078	9,278	489,332	786,959
Provided for the year	2,638	6,136	16,576	13,883	774	43,442	83,449
Transfer to subsidiaries	—	—	(784)	(1,463)	—	(22,521)	(24,768)
Eliminated on disposals	—	—	(5)	(947)	(1,401)	(562)	(2,915)
At December 31, 2006	26,035	63,320	106,477	128,551	8,651	509,691	842,725
Provided for the year	2,638	7,857	15,697	13,992	862	46,754	87,800
Currency realignment	—	—	—	65	—	—	65
Transfer (to) from subsidiaries	—	—	—	(1,720)	—	6,339	4,619
Eliminated on disposals	—	(36,393)	(37,648)	(56,807)	(5,309)	(446,145)	(582,302)
At December 31, 2007	**28,673**	**34,784**	**84,526**	**84,081**	**4,204**	**116,639**	**352,907**
Net Book Values							
At December 31, 2007	**37,272**	**17,154**	**33,836**	**35,199**	**4,256**	**73,014**	**200,731**
At December 31, 2006	39,910	21,481	32,336	35,977	1,438	65,611	196,753

The above property, plant and equipment, other than construction in progress, are depreciated on a straight-line basis, at the following rates per annum:

Freehold land	Nil
Buildings	4%
Leasehold improvements	2.5% – 25%
Office equipment, furniture and fixtures	10% – $33^1/_3$%
Plant and machinery	10% – 25%
Motor vehicles	18% – 25%
Moulds and tooling	20% – $33^1/_3$%
Vessels	20%

16. Property, Plant and Equipment *(continued)*

The net book values of properties shown above comprise:

	The Group 2007 HK$'000	The Group 2006 HK$'000	The Company 2007 HK$'000	The Company 2006 HK$'000
Land and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	**752,812**	570,616	—	—
Medium-term lease	**78,799**	39,910	**37,272**	39,910
	831,611	610,526	**37,272**	39,910

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$100,290,000 and HK$3,312,000 respectively (2006: HK$137,833,000 and Nil respectively) in respect of assets held under finance leases.

The gross carrying amount of the Group's and the Company's property, plant and equipment include amounts of approximately HK$1,880,717,000 and HK$188,155,000 (2006: HK$1,890,000,000 and HK$249,000,000) respectively in respect of fully depreciated property, plant and equipment that is still in use.

17. Lease Prepayments

	The Group HK$'000	The Company HK$'000
Cost		
At January 1, 2006	68,883	6,449
Currency realignment	2,300	—
At December 31, 2006	71,183	6,449
Currency realignment	4,871	—
Acquisition of subsidiaries	2,068	—
Reclassification from construction in progress	6,979	—
At December 31, 2007	**85,101**	**6,449**
Amortisation		
At January 1, 2006	3,054	1,806
Currency realignment	68	—
Provided for the year	1,402	129
At December 31, 2006	4,524	1,935
Currency realignment	234	—
Provided for the year	1,544	129
At December 31, 2007	**6,302**	**2,064**
Net Book Values		
At December 31, 2007	**78,799**	**4,385**
At December 31, 2006	66,659	4,514

All lease prepayments are medium-term leases outside Hong Kong.

The transfer in of prepaid lease payments of HK$6,979,000 represents a reclassification from property, plant and equipment after the land excavation work was completed.

18. Goodwill

	The Group HK$'000
Cost	
At January 1, 2006	3,990,967
Currency realignment	5,466
Arising on acquisition of additional interest of subsidiaries	46,563
At December 31, 2006 and at January 1, 2007	4,042,996
Currency realignment	26,902
Arising on acquisition of subsidiaries	94,231
At December 31, 2007	**4,164,129**

Particulars regarding impairment testing on goodwill are disclosed in Note 20.

19. Intangible Assets

	Deferred development costs HK$'000	Patents and trademarks HK$'000	Manufacturing know-how HK$'000	Retailer and service relationship HK$'000	Total HK$'000
The Group					
Cost					
At January 1, 2006	278,445	1,261,507	3,510	—	1,543,462
Currency realignment	5,733	2,672	—	—	8,405
Additions	192,830	50,016	—	—	242,846
Written off in the year	—	(4,325)	—	—	(4,325)
At December 31, 2006	477,008	1,309,870	3,510	—	1,790,388
Currency realignment	9,395	8,423	5	72	17,895
Additions	205,103	24,896	97	—	230,096
Written off in the year	—	(6,027)	—	—	(6,027)
Acquisition of subsidiaries	—	394,466	—	50,627	445,093
At December 31, 2007	**691,506**	**1,731,628**	**3,612**	**50,699**	**2,477,445**
Amortisation					
At January 1, 2006	28,461	51,032	2,516	—	82,009
Currency realignment	1,139	1,967	—	—	3,106
Provided for the year	59,815	28,900	702	—	89,417
Eliminated on write off	—	(4,325)	—	—	(4,325)
At December 31, 2006	89,415	77,574	3,218	—	170,207
Currency realignment	3,505	2,742	1	—	6,248
Provided for the year	99,614	31,017	309	—	130,940
Eliminated on write off	—	(6,027)	—	—	(6,027)
At December 31, 2007	**192,534**	**105,306**	**3,528**	**—**	**301,368**
Carrying Amounts					
At December 31, 2007	**498,972**	**1,626,322**	**84**	**50,699**	**2,176,077**
At December 31, 2006	387,593	1,232,296	292	—	1,620,181

19. Intangible Assets *(continued)*

	Deferred development costs HK$'000	Patents HK$'000	Total HK$'000
The Company			
Cost			
At January 1, 2006	102,473	50,304	152,777
Additions	108,009	6,581	114,590
At December 31, 2006	210,482	56,885	267,367
Additions	112,275	—	112,275
At December 31, 2007	**322,757**	**56,885**	**379,642**
Amortisation			
At January 1, 2006	—	14,198	14,198
Provided for the year	20,495	12,482	32,977
At December 31, 2006	20,495	26,680	47,175
Provided for the year	42,096	12,358	54,454
At December 31, 2007	**62,591**	**39,038**	**101,629**
Carrying Amounts			
At December 31, 2007	**260,166**	**17,847**	**278,013**
At December 31, 2006	189,987	30,205	220,192

The retailer and service relationship were acquired through business combination during 2007, which related to the relationships with retailers and service centres. They have definite useful lives and are amortised on a straight-line basis over 20 years.

Deferred development costs are internally generated. All the patents and trademarks and manufacturing know-how were acquired from third parties or from business combinations. The above intangible assets, other than trademarks with indefinite useful life of HK$234,000,000 (2006: HK$234,000,000) of the Group, have definite useful lives and are amortised on a straight-line basis over 4 to 20 years.

The trademarks with indefinite useful life of HK$234,000,000 (2006: HK$234,000,000) are considered by the management of the Group as having an indefinite useful life because they are expected to contribute to net cash inflows indefinitely. The trademarks will not be amortised until their useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they may be impaired. Particulars of the impairment testing are disclosed in Note 20.

20. Impairment Testing on Goodwill and Intangible Assets with Indefinite Useful Lives

The carrying amounts of goodwill and trademarks with indefinite useful lives as at December 31, 2007 allocated to the following cash-generating units ("CGUs") are as follows:

	Goodwill HK$'000	Trademarks HK$'000
Power Equipment	**3,540,999**	**234,000**
Floor Care	**623,130**	—
	4,164,129	**234,000**

During the year ended December 31, 2007, management of the Group determined that there is no impairment of any of its CGUs containing goodwill or trademarks with indefinite useful lives.

The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarised below:

The recoverable amount of the CGUs are determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate at 7% and 11% (2006: 5% and 12%) and extrapolated using a steady 3% growth rate.

21. Investments in Subsidiaries

	The Company	
	2007 HK$'000	2006 HK$'000
Investments in unlisted shares, at cost	**1,182,712**	630,546

Particulars of the principal subsidiaries of the Company as at December 31, 2007 are set out in Note 53.

22. Interests in Associates

	The Group		The Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Unlisted shares, at cost less impairment loss recognised	—	—	**23,790**	23,790
Share of net assets	**14,229**	14,499	—	—
Amounts due from associates	**189,408**	178,490	**173,149**	160,848
	203,637	192,989	**196,939**	184,638

Particulars of the associates as at December 31, 2007 and December 31, 2006 are set out in Note 54.

The amounts due from associates are unsecured, bear interest at LIBOR plus 2% and are repayable on demand. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current assets.

22. Interests in Associates *(continued)*

The summarised financial information in respect of the Group's associates is set out below:

	2007 HK$'000	2006 HK$'000
Total assets	**115,747**	122,344
Total liabilities	**(58,832)**	(64,348)
Net assets	**56,915**	57,996
Group's share of net assets of associates	**14,229**	14,499
Turnover	**147,284**	234,634
Loss for the year	**(7,746)**	(15,005)
Group's share of result of associates for the year	**(270)**	(895)

At the balance sheet date, amongst the associates, the Group held 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). The Group has discontinued recognising its share of the losses of the Gimelli Group companies. The unrecognised share of loss for the year and cumulatively are HK$3,601,000 (2006: HK$4,661,000) and HK$39,694,000 (2006: HK$36,093,000) respectively. The carrying value of the Group's interests in the Gimelli Group companies is nil at both December 31, 2007 and December 31, 2006.

23. Available-for-sale Investments

	The Group		The Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Unlisted equity securities and club membership debentures, at cost less impairment loss recognised	**17,058**	43,315	**1,695**	1,195

As at December 31, 2007, all available-for-sale investments represent investments in unlisted equity securities and club membership debentures. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

As at December 31, 2006, available-for-sale investment included 30% equity interest in Baja, Inc., which was incorporated in the USA. The investment was not regarded as an associate, as the Group did not have any significant influence.

24. Inventories

	The Group 2007 HK$'000	The Group 2006 HK$'000	The Company 2007 HK$'000	The Company 2006 HK$'000
Raw materials	**1,458,159**	1,175,864	**400,181**	249,846
Work in progress	**248,539**	108,834	**86,314**	29,215
Finished goods	**4,244,908**	2,735,185	**104,257**	149,744
	5,951,606	4,019,883	**590,752**	428,805

All inventories are stated at the cost.

25. Trade and Other Receivables

	The Group 2007 HK$'000	The Group 2006 HK$'000	The Company 2007 HK$'000	The Company 2006 HK$'000
Trade receivables	**4,282,232**	3,555,683	**50,650**	65,475
Less: Allowances for doubtful debts	**(94,048)**	(77,586)	**(20,812)**	(20,812)
	4,188,184	3,478,097	**29,838**	44,663
Other receivables	**283,660**	348,941	**—**	—
	4,471,844	3,827,038	**29,838**	44,663

The aged analysis of trade receivables, net of allowances for doubtful debts, at the balance sheet date is as follows:

	The Group 2007 HK$'000	The Group 2006 HK$'000	The Company 2007 HK$'000	The Company 2006 HK$'000
0 to 60 days	**3,711,634**	3,143,989	**29,838**	41,553
61 to 120 days	**300,597**	230,131	**—**	977
121 days or above	**175,953**	103,977	**—**	2,133
Total trade receivables	**4,188,184**	3,478,097	**29,838**	44,663

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer's credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed regularly. 80% of the trade receivables that are neither past due nor impaired have the best credit scoring attributable under the internal credit scoring system used by the Group.

Included in the Group's trade receivable balance are debtors with a carrying amount of HK$175,953,000 (2006: HK$103,977,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The Group does not hold any collateral over these balances. The average age of these receivables is 291 days (2006: 282 days).

25. Trade and Other Receivables *(continued)*

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. Trade receivables that were past due but not provided for impairment loss are related to a number of independent customers that have a good track record with the Group. The management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

Ageing of trade receivables which are past due but not impaired.

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
121–365 days	**155,153**	92,544	**—**	2,133
1–2 years	**13,508**	8,451	**—**	—
Over 2 years	**7,292**	2,982	**—**	—
Total	**175,953**	103,977	**—**	2,133

Movement in the allowance for doubtful debts

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Balance at beginning of the year	**77,586**	91,727	**20,812**	26,943
Currency realignment	**2,538**	—	**—**	—
Impairment losses recognised on receivables	**21,960**	8,038	**—**	3,196
Amounts written off as uncollectable	**(885)**	(7,287)	**—**	(9,327)
Amounts recovered during the year	**(7,151)**	(14,892)	**—**	—
Balance at end of the year	**94,048**	77,586	**20,812**	20,812

Included in the allowance for doubtful debts are individually impaired trade receivables with a balance of HK$94,048,000 (2006: HK$77,586,000) which have the worst credit scoring attributable under the internal credit scoring system used by the Group. The impairment recognised represents the difference between the carrying amount and recoverable amount of these trade receivables. The Group does not hold any collateral over these balances.

Ageing of impaired trade receivables

	2007	2006
	HK$'000	HK$'000
0–120 days	**51,428**	46,725
121–365 days	**20,762**	16,160
1–2 years	**10,049**	3,365
Over 2 Years	**11,809**	11,336
Total	**94,048**	77,586

26. Bills Receivable

The fair value of the Group's and the Company's bills receivable at December 31, 2007 approximates the corresponding carrying amount.

All the Group's and Company's bills receivable at December 31, 2007 is due within 120 days.

27. Amounts Due from (to) Subsidiaries

The fair value of the Company's amounts due from (to) subsidiaries at December 31, 2007 approximates the corresponding carrying amount.

The amounts are unsecured, interest-free and payable on demand.

28. Trade Receivables from Associates

The fair value of the Group's trade receivables from associates at December 31, 2007 approximates the corresponding carrying amount. All the Group's trade receivables from associates at December 31, 2007 are due within 120 days.

29. Held-for-Trading Investments

The Group's held-for-trading investments at December 31, 2007 are carried at fair value.

30. Bank Balances, Deposits and Cash/Bank Overdrafts

Bank balances carry interest at market rates which range from 2.07% to 5.70%. Bank overdrafts carry interest at market rates which range from 6.75% to 8.25%.

31. Trade and Other Payables

The aged analysis of trade payables is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**1,947,377**	1,345,473	**355,507**	403,583
61 to 120 days	**370,703**	91,696	**263,062**	36,838
121 days or above	**43,254**	30,547	**9,222**	2,947
Total trade payables	**2,361,334**	1,467,716	**627,791**	443,368
Other payables	**2,105,073**	1,650,404	**199,075**	196,016
	4,466,407	3,118,120	**826,866**	639,384

The fair value of the Group's and the Company's trade and other payables at December 31, 2007 approximates the corresponding carrying amount.

32. Bills Payable

The fair value of the Group's and the Company's bills payable at December 31, 2007 approximates the corresponding carrying amount.

All the Group's and Company's bills payable at December 31, 2007 and December 31, 2006 are due within 120 days.

33. Warranty Provision

	2007 HK$'000
At January 1, 2007	369,638
Currency realignment	7,761
Additional provision in the year	427,593
Acquisition of subsidiaries	119,626
Utilisation of provision	(450,232)
At December 31, 2007	474,386

The warranty provision represents management's best estimate of the Group's outstanding liabilities on products sold. It is expected that the majority of this expenditure will be incurred in the next financial year.

34. Trade Payable to An Associate

The fair value of the Group's and the Company's trade payable to an associate at December 31, 2007 approximates the corresponding carrying amount.

35. Restructuring Provision

	2007 HK$'000
At January 1, 2007	—
Currency realignment	**586**
Charge for the year	**668,481**
Utilisation of provision	**(250,687)**
At December 31, 2007	**418,380**

The balance of the provision is expected to be utilised in 2008.

Over the past five years, the Group has grown substantially and aggressively, both organically and through acquisitions. In order to fully exploit the synergies and growth opportunities offered by acquisitions and business scale, the Board of Directors has approved a series of strategic repositioning initiatives designed to significantly boost future performance. These will include: a re-deployment of global manufacturing and product development capabilities; expanding highly recognised brands and product categories in markets where they are under-represented; and a reorganisation of structures and resources around newly created business units for more efficient management of brands, products, and investments.

The Group started to implement this plan during the year. The relevant restructuring charges which the Group incurred were charged as operating expenses during the year. This restructuring expense will continue to be charged to income statement up until the end of 2008.

The management of the Group expects that after the completion of the strategic repositioning plan, there will be substantial savings in 2009 and afterwards.

Other restructuring and transition costs mainly represents relocation and related expenses for property, plant and equipments of relevant plants.

36. Obligations Under Finance Leases

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases, with lease terms ranging from 3 years to 20 years. Interest rates underlying all obligations under finance leases are fixed at the respective contract dates. No arrangements have been entered into for contingent rental payments.

The maturity of obligations under finance leases is as follows:

	The Group				The Company			
	Minimum lease payments		Present value of minimum lease payments		Minimum lease payments		Present value of minimum lease payments	
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts payable under finance leases:								
Within one year	**19,457**	20,453	**17,635**	18,535	**955**	—	**827**	—
In more than one year but not more than two years	**20,549**	16,585	**17,727**	13,614	**955**	—	**865**	—
In more than two years but not more than three years	**16,446**	14,116	**13,777**	11,309	**955**	—	**904**	—
In more than three years but not more than four years	**15,819**	13,701	**13,283**	10,989	**746**	—	**732**	—
In more than four years but not more than five years	**14,821**	13,682	**12,386**	11,063	**—**	—	**—**	—
More than five years	**141,226**	127,567	**77,520**	78,554	**—**	—	**—**	—
	228,318	206,104	**152,328**	144,064	**3,611**	—	**3,328**	—
Less: future finance charges	**(75,990)**	(62,040)	**—**	—	**(282)**	—	**—**	—
Present value of lease obligations	**152,328**	144,064	**152,328**	144,064	**3,329**	—	**3,328**	—
Less: Amount due within one year shown under current liabilities			**(17,635)**	(18,535)			**(827)**	—
Amount due after one year			**134,693**	125,529			**2,501**	—

The Group's obligation under finance lease that are denominated in currencies other than the functional currencies are HK$129,404,000 (2006: HK$119,127,000).

The fair value of the Group's and the Company's finance lease obligations, determined based on the present value of the estimated future cash flow discounted using the prevailing market rate at December 31, 2007, approximates their carrying amount.

37. Discounted Bills with Recourse

Bills discounted with a bank at an effective interest rate of 5.95% per annum (2006: 5.88% per annum) have a maturity profile of less than 120 days.

38. Convertible Bonds

In July, 2004, the Group issued a 5-year zero coupon convertible bonds at par, due in July, 2009 (the "Bonds"), for an aggregate principal amount of US$140,000,000 (approximately HK$1,092,000,000). The Bonds are convertible, at the option of bondholders, into ordinary shares of HK$0.10 each of the Company at an initial conversion price of US$2.1247 per share, subject to anti-dilutive adjustment, at any time from August 7, 2006 to July 1, 2009. Unless previously redeemed, converted or purchased and cancelled, the Company will redeem the Bonds at 107.76% of the principal amount on the maturity date of July 8, 2009.

The Bonds contain two components, a liability and an equity element. The equity element is presented in equity as "Convertible bonds equity reserve". The effective interest rate of the liability component is 2.11%.

On July 8, 2007, the bondholders early redeemed part of the Bonds with a principal amount of US$127,850,000 (approximately HK$997,230,000) at 104.59%. The early redemption gave rise to a debt extinguishment gain of HK$28,837,000 (Note 9).

The movement of the liability component of the Bonds for the year is set out below:

	The Group and The Company	
	2007	2006
	HK$'000	HK$'000
Liability component at the beginning of the year	**1,105,834**	1,078,307
Effective interest expense	**14,385**	27,527
Repayment	**(1,021,920)**	—
Liability component at the end of the year	**98,299**	1,105,834

The fair value of the liability component of the Bonds at December 31, 2007, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate at the balance sheet date, was approximately HK$96,151,000 (2006: HK$885,158,000).

39. Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior years.

The capital structure of the Group consists of net debt (which includes borrowings, discounted bills with recourse, convertible bonds and obligations under finance leases), net of cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained profits.

39. Capital Risk Management *(continued)*

Gearing Ratio

The Group's management reviews the capital structure on a semi-annual basis. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. The Group has a target gearing ratio of 35% determined as the proportion of net debt to equity. Based on the management's recommendations, the Group expects to decrease its gearing ratio comparable to that of 2006 level by next 18 months through the continued generating of cash inflows by growth of the business.

The gearing ratio at the year end was as follows:

	2007 HK$'000	2006 HK$'000
Debt (i)	**10,512,423**	8,905,980
Cash and cash equivalents	**(3,293,327)**	(3,718,798)
Net debt	**7,219,096**	5,187,182
Equity (ii)	**6,920,125**	6,996,530
Net debt to equity ratio	**104.32%**	74.14%

(i) Debt comprises bank overdrafts, obligations under finance leases, discounted bills with recourse, convertible bonds and unsecured borrowings as detailed in Notes 30, 36, 37, 38 and 41 respectively.

(ii) Equity includes all capital and reserves of the Group.

In addition, based on the management recommendations, the Group will balance its overall capital structure through the payment of dividend, new share issues and share repurchase as well as the issue of new debt or the redemption of existing debt.

40. Financial Instruments

40.1 Categories of Financial Instruments

	2007 HK$'000	2006 HK$'000
The Group		
Financial assets		
Fair value through profit or loss		
Held-for-trading investments	**17,192**	7,800
Available-for-sale investments	**17,058**	43,315
Loans and receivables (including cash and cash equivalents)		
Trade and other receivables	**4,471,844**	3,827,038
Bills receivable	**469,002**	578,560
Trade receivables from associates	**10,053**	8,554
Bank balances, deposits and cash	**3,293,327**	3,718,798
Amounts due from associates	**189,408**	178,490
	8,433,634	8,311,440
Financial liabilities		
Other financial liabilities		
Trade and other payables	**4,466,407**	3,118,120
Bills payable	**299,223**	335,455
Obligation under finance leases	**152,328**	144,064
Discounted bills with recourse	**3,036,449**	2,501,155
Unsecured borrowings	**6,806,978**	4,886,202
Bank overdrafts	**418,369**	268,725
Convertible bonds	**98,299**	1,105,834
	15,278,053	12,359,555
The Company		
Financial assets		
Available-for-sale investments	**1,695**	1,195
Loans and receivables (including cash and cash equivalents)		
Trade and other receivables	**29,838**	44,663
Bills receivable	**214,926**	349,825
Bank balances, deposits and cash	**580,400**	1,347,008
Amounts due from assoicates	**173,149**	160,848
Amounts due from subsidiaries	**7,917,745**	5,969,107
	8,916,058	7,871,451
Financial liabilities		
Other financial liabilities		
Trade and other payables	**826,866**	639,384
Bills payable	**283,013**	312,553
Amounts due to subsidiaries	**70,646**	17,934
Obligation under finance leases	**3,328**	—
Discounted bills with recourse	**2,327,957**	1,859,874
Unsecured borrowings	**1,910,951**	272,223
Convertible bonds	**98,299**	1,105,834
	5,521,060	4,207,802

40. Financial Instruments *(continued)*

40.2 Financial Risk Management Objectives and Policies

The Group's Corporate Treasury function provides risk management advice to the business units, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These financial risks include market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk.

The Group seeks to minimise the effects of these risks by using derivative financial instruments or natural hedges to mitigate these risk exposures. The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies is reviewed by the internal auditors on a continuous basis. The Group does not enter into or trade derivative financial instruments for speculative purposes.

40.2.1 Foreign Currency Risk Management

Subsidiaries of the Group have foreign currency sales and purchases, which expose the Group to foreign currency risk. Approximately 24% of the Group's sales are denominated in currencies other than the functional currency of the group entity making the sale, whilst almost 24% of costs are denominated in the group entity's respective functional currencies.

The carrying amount of certain significant foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Liabilities		Assets	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
The Group				
Group Foreign Currency				
EURO	**14,973**	3,588	**1,101,149**	726,048

	Liabilities		Assets	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
The Company				
Company Foreign Currency				
EURO	**5,338**	2,256	**1,006,740**	620,558

Note: Monetary assets and monetary liabilities denominated in Hong Kong dollars have no material foreign currency risk exposure as Hong Kong dollars is pegged with United States dollars.

40. Financial Instruments *(continued)*

40.2 Financial Risk Management Objectives and Policies *(continued)*

40.2.1 Foreign Currency Risk Management *(continued)*

Sensitivity analysis

The Group and the Company is mainly exposed to the effects of fluctuation in Euro.

The following table details the Group's sensitivity to a 5% increase and decrease in the United States dollar against EURO. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes outstanding foreign currency denominated monetary items. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group and the Company where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in profit for the year where the United States dollar strengthens 5% against EURO. For a 5% weakening of the United States dollar against EURO, there would be an equal and opposite impact on the profit, and the balances below would be negative.

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Impact of EURO				
Profit for the year (i)	**(54,310)**	(36,123)	**(50,070)**	(30,915)

(i) This is mainly attributable to the exposure outstanding on receivables and payables denominated in EURO at the year end.

40.2.2 Interest Rate Risk Management

The Group's and the Company's cash flow interest rate risk relates primarily to variable-rate borrowings

The Group's and the Company's exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group's and the Company's cash flow interest rate risk is mainly concentrated on the fluctuation of HIBOR arising from the Group's and the Company's Hong Kong dollar denominated borrowings.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for variable rate bank borrowings, bank overdrafts and discounted bills with recourse at the balance sheet date. For variable-rate borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease in HIBOR is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended December 31, 2007 would decrease/increase by HK$30,244,000 (2006: decrease/increase by HK$17,285,000). The Company's profit for the year ended December 31, 2007 would decrease/increase by HK$21,195,000 (2006: decrease/increase by HK$10,660,000). This is mainly attributable to the Group's and the Company's exposure to interest rates on its variable rate borrowings.

The Group's and the Company's sensitivity to interest rates has increased during the current period mainly due to the increase in variable rate debt instruments.

40. Financial Instruments *(continued)*

40.2 Financial Risk Management Objectives and Polici s *(continued)*

40.2.2 Interest Rate Risk Management *(continued)*

***Sensitivity analy is** (continued)*

Credit risk

As at 31 December 2007, the Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group and the Company is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and

- the amount of contingent liabilities in relation to financial guarantee issued by the Group and the Company as disclosed in Note 49.

In order to minimise the credit risk, the management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt and debt investments at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's and the Company's credit risk is significantly reduced.

40.2.3 Liquidity Risk Management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

As at December 31, 2007, the Group has available unutilised overdrafts and short and medium term bank loan facilities of approximately HK$479 million (2006: HK$305 million) and HK$637 million (2006: HK$1,818 million) respectively.

40. Financial Instruments *(continued)*

40.2 Financial Risk Management Objectives and Policies *(continued)*

40.2.3 Liquidity Risk Management *(continued)*

Liquidity tables

The following tables detail the Group's remaining contractual maturity for its financial liabilities as well as derivative and certain non-derivative financial assets which are included in the maturity analysis. For non-derivative financial assets, the tables have been drawn up based on the contractual maturities of the carrying amounts of the financial assets. For non-derivative financial liabilities, the tables reflect the carrying amounts of financial liabilities based on the earliest date on which the Group can be required to pay.

	Weighted Average Effective Interest Rate %	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-2 years HK$'000	2+ years HK$'000	Total Carrying amounts at December 31, 2007 HK$'000
The Group							
2007							
Non-derivative financial assets							
Held-for-trading investments	—	17,192	—	—	—	—	17,192
Available-for-sale investments	—	17,058	—	—	—	—	17,058
Trade and other receivables	—	2,752,275	1,342,935	376,634	—	—	4,471,844
Bills receivable	—	272,128	181,324	15,550	—	—	469,002
Trade receivables from associates	—	10,053	—	—	—	—	10,053
Bank balances, deposits and cash	2.07%-5.70%	3,233,333	59,994	—	—	—	3,293,327
Amount due from associates	7.22%	—	—	—	—	189,408	189,408
		6,302,039	1,584,253	392,184	—	189,408	8,467,884
Non-derivative financial liabilities							
Trade and other payables	—	(3,720,549)	(629,804)	(116,054)	—	—	(4,466,407)
Bills payable	—	(166,922)	(131,194)	(1,107)	—	—	(299,223)
Obligation under finance leases	11.94%	(1,469)	(2,939)	(13,227)	(17,727)	(116,966)	(152,328)
Discounted bills with recourse	5.95%	(963,328)	(2,006,534)	(66,587)	—	—	(3,036,449)
Unsecured borrowings	3.53%-6.73%	—	—	(2,566,503)	(13,835)	(4,226,640)	(6,806,978)
Bank overdrafts	6.75%-8.25%	(418,369)	—	—	—	—	(418,369)
Convertible bonds	2.11%	—	—	—	(98,299)	—	(98,299)
		(5,270,637)	(2,770,471)	(2,763,478)	(129,861)	(4,343,606)	(15,278,053)

40. Financial Instruments *(continued)*

40.2 Financial Risk Management Objectives and Policies *(continued)*

40.2.3 Liquidity Risk Management *(continued)*

***Liquidity tables** (continued)*

	Weighted average effective interest rate %	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-2 years HK$'000	2+ years HK$'000	Total carrying amounts at December 31, 2006 HK$'000
2006							
Non-derivative financial assets							
Held-for-trading investments	—	7,800	—	—	—	—	7,800
Available-for-sale investments	—	43,315	—	—	—	—	43,315
Trade and other receivables	—	3,602,560	187,050	37,428	—	—	3,827,038
Bills receivable	—	360,808	204,151	13,601	—	—	578,560
Trade receivables from associates	—	8,554	—	—	—	—	8,554
Bank balances, deposits and cash	1.75%–5.15%	3,691,113	27,685	—	—	—	3,718,798
Amounts due from assoicates	7.13%	—	—	—	—	178,490	178,490
		7,714,150	418,886	51,029	—	178,490	8,362,555
Non-derivative financial liabilities							
Trade and other payables	—	(2,699,372)	(401,948)	(16,800)	—	—	(3,118,120)
Bills payable	—	(180,485)	(154,110)	(860)	—	—	(335,455)
Obligation under finance leases	10.88%	(1,545)	(3,089)	(13,902)	(13,614)	(111,914)	(144,064)
Discounted bills with recourse	5.88%	(379,949)	(1,894,381)	(226,825)	—	—	(2,501,155)
Unsecured borrowings	4.09%–6.77%	—	—	(421,849)	(240,672)	(4,223,681)	(4,886,202)
Bank overdrafts	4.58%–6.19%	—	(268,725)	—	—	—	(268,725)
Convertible bonds	2.11%	—	—	—	—	(1,105,834)	(1,105,834)
		(3,261,351)	(2,722,253)	(680,236)	(254,286)	(5,441,429)	(12,359,555)

40. Financial Instruments *(continued)*

40.2 Financial Risk Management Objectives and Policies *(continued)*

40.2.3 Liquidity Risk Management *(continued)*

***Liquidity tables** (continued)*

	Weighted Average Effective Interest Rate %	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-2 years HK$'000	2+ years HK$'000	Total Carrying amount at Year end date HK$'000
The Company							
2007							
Non-derivative financial assets							
Available-for-sale investments	—	1,695	—	—	—	—	1,695
Trade and other receivables	—	25,189	4,649	—	—	—	29,838
Bills receivable	—	88,063	126,863	—	—	—	214,926
Bank balances, deposits and cash	2.07%–5.70%	580,400	—	—	—	—	580,400
Amounts due from associates	7.22%	—	—	—	—	173,149	173,149
Amounts due from subsidiaries	—	7,917,745	—	—	—	—	7,917,745
		8,613,092	131,512	—	—	173,149	8,917,753
Non-derivative financial liabilities							
Trade and other payables	—	(592,865)	(234,001)	—	—	—	(826,866)
Bills payable	—	(160,557)	(122,456)	—	—	—	(283,013)
Amounts due to subsidiaries	—	(70,646)	—	—	—	—	(70,646)
Obligation under finance leases	3.81%	(69)	(138)	(620)	(865)	(1,636)	(3,328)
Discounted bills with recourse	5.95%	(663,934)	(1,664,023)	—	—	—	(2,327,957)
Unsecured borrowings	3.53%–6.73%	—	—	(1,910,951)	—	—	(1,910,951)
Convertible bonds	2.11%	—	—	—	(98,299)	—	(98,299)
		(1,488,071)	(2,020,618)	(1,911,571)	(99,164)	(1,636)	(5,521,060)
	Weighted Average Effective Interest Rate %	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-2 years HK$'000	2+ years HK$'000	Total Carrying amount at Year end date HK$'000
2006							
Non-derivative financial assets							
Available-for-sale investments	—	1,195	—	—	—	—	1,195
Trade and other receivables	—	24,732	19,931	—	—	—	44,663
Bills receivable	—	187,394	162,431	—	—	—	349,825
Bank balances, deposits and cash	1.75%–5.15%	1,347,008	—	—	—	—	1,347,008
Amounts due from associates	7.13%	—	—	—	—	160,848	160,848
Amounts due from subsidiaries	—	5,969,107	—	—	—	—	5,969,107
		7,529,436	182,362	—	—	160,848	7,872,646
Non-derivative financial liabilities							
Trade and other payables	—	(445,919)	(193,465)	—	—	—	(639,384)
Bills payable	—	(164,470)	(148,083)	—	—	—	(312,553)
Amounts due to subsidiaries	—	(17,934)	—	—	—	—	(17,934)
Discounted bills with recourse	5.88%	(233,048)	(1,623,469)	(3,357)	—	—	(1,859,874)
Unsecured borrowings	4.09%–6.77%	—	—	(38,889)	(233,334)	—	(272,223)
Convertible bonds	2.11%	—	—	—	—	(1,105,834)	(1,105,834)
		(861,371)	(1,965,017)	(42,246)	(233,334)	(1,105,834)	(4,207,802)

40. Financial Instruments *(continued)*

40.3 Fair Value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions. For an option-based derivative, the fair value is estimated using an option pricing model (for example, the binomial model).

41. Unsecured Borrowings

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Trust receipt loans	**48,355**	152,416	**—**	—
Bank loans	**4,105,693**	2,094,643	**1,910,951**	272,223
Bank borrowings	**4,154,048**	2,247,059	**1,910,951**	272,223
Fixed interest rate notes (Note)	**2,652,930**	2,639,143	**—**	—
Total borrowings	**6,806,978**	4,886,202	**1,910,951**	272,223

The borrowings of the Group and the Company are repayable as follows:

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Fixed rate				
In more than two years but not more than five years	**1,560,000**	1,560,000	**—**	—
More than five years	**2,652,930**	2,639,143	**—**	—
Floating rate				
On demand or within one year	**2,566,503**	421,849	**1,910,951**	38,889
In more than one year but not more than two years	**13,835**	240,672	**—**	233,334
In more than two years but not more than five years	**13,710**	24,538	**—**	—
	6,806,978	4,886,202	**1,910,951**	272,223
Less: Amount due within one year shown under current liabilities	**(2,566,503)**	(421,849)	**(1,910,951)**	(38,889)
Amount due after one year	**4,240,475**	4,464,353	**—**	233,334

41. Unsecured Borrowings *(continued)*

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2007	2006
Effective interest rate:		
Fixed-rate borrowings	**4.09% to 5.44%**	4.09% to 5.44%
Variable-rate borrowings	**3.53% to 6.73%**	4.49% to 6.77%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	HK$ '000	RMB '000	AU$ '000	NZ$ '000	EURO '000
As at December 31, 2007	**3,568,817**	**29,218**	**4,000**	**3,500**	**6,000**
As at December 31, 2006	2,042,955	—	12,178	2,750	5,000

Note: In 2003, the Group issued fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$145,000,000. The notes were issued in two fixed rate tranches, being US$120,000,000 for 10 years at 4.0% per annum and US$25,000,000 for 7 years at 4.09% per annum. The proceeds were used to refinance existing medium term debts and for general working capital purposes.

In 2006, the Group issued additional fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$200,000,000. The notes were issued in two fixed rate tranches of US$150,000,000 for 10 years at 5.44% per annum and US$50,000,000 for 7 years at 5.17% per annum. The proceeds were used to finance the acquisition of subsidiaries.

The carrying amount of bank borrowings approximates their fair value as the weighted average interest rates approximate the contracted market rates.

42. Share Capital

	2007 Number of shares	2006 Number of shares	2007 HK$'000	2006 HK$'000
Ordinary shares				
Authorised:				
Shares of HK$0.10 each	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
Shares of HK$0.10 each at January 1	**1,465,223,652**	1,461,720,652	**146,522**	146,172
Repurchase of shares	**(4,358,500)**	—	**(436)**	—
Issued on exercise of share options	**40,387,000**	3,503,000	**4,039**	350
Shares of HK$0.10 each at December 31	**1,501,252,152**	1,465,223,652	**150,125**	146,522

Details of the share options are set out in Note 50.

42. Share Capital *(continued)*

During the year, the Company repurchased its own shares through the Stock Exchange of Hong Kong Company Limited as follows:

Month of repurchase	No. of ordinary shares at HK$0.10 each	Price per shares Highest HK$	Lowest HK$	Aggregate consideration paid HK$
September 2007	**2,340,000**	**9.25**	**8.65**	**21,155,589**
October 2007	**300,000**	**8.22**	**8.22**	**2,477,003**
November 2007	**1,718,500**	**6.95**	**6.48**	**11,541,957**

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. An amount equivalent to the par value of the shares cancelled of HK$436,000 was transferred to the capital redemption reserve. Premium paid on the repurchase of the shares of approximately HK$35,175,000 was charged to retained profits.

43. Reserves

	Share premium HK$'000	Capital redemption reserve HK$'000	Convertible bonds equity reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000
The Company						
At January 1, 2006	2,732,809	—	26,334	6,703	2,291,954	5,057,800
Premium on shares issued	22,040	—	—	—	—	22,040
Recognition of equity-settled share based payment	—	—	—	7,091	—	7,091
Profit for the year	—	—	—	—	584,849	584,849
Final dividend — 2005	—	—	—	—	(184,609)	(184,609)
Interim dividend — 2006	—	—	—	—	(95,236)	(95,236)
At January 1, 2007	2,754,849	—	26,334	13,794	2,596,958	5,391,935
Premium on shares issued	143,797	—	—	—	—	143,797
Repurchase of shares	—	436	—	—	(35,175)	(34,739)
Effect of early redemption of convertible bonds	—	—	(49,920)	—	—	(49,920)
Release of deferred tax liabilities on early redemption of convertible bonds	—	—	5,101	—	—	5,101
Transfer to retained earnings upon early redemption of convertible bonds	—	—	20,770	—	(20,770)	—
Recognition of equity-settled share based payment	—	—	—	16,155	—	16,155
Share options lapsed	—	—	—	(2,152)	2,152	—
Profit for the year	—	—	—	—	593,795	593,795
Final dividend — 2006	—	—	—	—	(189,636)	(189,636)
Interim dividend — 2007	—	—	—	—	(97,865)	(97,865)
At December 31, 2007	**2,898,646**	**436**	**2,285**	**27,797**	**2,849,459**	**5,778,623**

As at December 31, 2007, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$2,849,459,000 (2006: HK$2,596,958,000).

44. Retirement Benefits Obligations

	2007 HK$'000	2006 HK$'000
Pension plan obligations (Note i)	**688,271**	672,117
Post-retirement, medical and dental plan obligations (Note ii)	**143,018**	146,965
Post-employment benefit plan obligations (Note iii)	**134,281**	—
Others	**14,958**	15,005
	980,528	834,087

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December, 2000.

The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

Note i: Pension plan obligations

The pension plan obligations are provided in the German operations and includes a plan that pays retirement benefits on service and final pay. Under the plan, the employees are entitled to retirement benefits varying between 10 and 20 per cent of final salary on attainment of a retirement age of 65. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on November 28, 2007 by BDO Deutsche Warentreuhand Aktiengesellschaft, Germany.

Note ii: Post-retirement, medical and dental plan obligations

Milwaukee Electric Tool Corporation, a subsidiary of the Group in the USA, operates unfunded post-retirement, medical benefits, dental and life insurance plans. The most recent actuarial valuations of the present value of the obligations were carried out on February 7, 2008 by Mercer Human Resource Consulting.

Note iii: Post-employment plan obligations

The pension plan obligations are provided for members of IBEW (International Brotherhood of Electrical Workers) Local 1985 employed by Hoover. The most recent actuarial valuation of the present value of the obligations were carried out on December 10, 2007 by CBIZ.

The main actuarial assumptions used were as follows:

	Pension plan 2007	Post-retirement medical and dental plan 2007	Post employment benefit plan 2007
Discount rate	**5.25%**	**5.80%**	**6.00%**
Expected rate of salary increases	**2.00%**	**N/A**	**N/A**
Future pension increases	**2.00%**	**N/A**	**N/A**
Medical cost inflation (ultimate)	**N/A**	**5.00%**	**N/A**

44. Retirement Benefits Obligations *(continued)*

Amounts recognised in profit or loss in respect of the plans are as follows:

	Pension plan		Post-retirement medical and dental plan		Post employment benefit plan
	2007	2006	2007	2006	2007
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Current service cost (gain)	**7,447**	(2,952)	**3,956**	4,389	**8,581**
Actuarial gain	**(63,002)**	—	**(1,258)**	(1,619)	—
Interest cost	**28,657**	14,591	**6,636**	6,693	**17,613**
	(26,898)	11,639	**9,334**	9,463	**26,194**

The charge for the year has been included in staff costs.

The amount included in the balance sheet arising from the Group's obligation in respect of the plans is as follows:

	Pension plan		Post-retirement medical and dental plan		Post employment benefit plan
	2007	2006	2007	2006	2007
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Present value of unfunded obligations	**688,271**	672,117	**143,019**	146,965	**134,281**

44. Retirement Benefits Obligations *(continued)*

Movements in the present value of the defined benefit obligations in the current year were as follows:

	Pension plan 2007 HK$'000	Post-retirement medical and dental plan 2007 HK$'000	Post employment benefit plan 2007 HK$'000
At January 1	**672,117**	**146,965**	**—**
Net liabilities acquired on acquisition of subsidiaries	**—**	**—**	**108,146**
Exchange differences	**77,122**	**410**	**(59)**
Current service cost	**7,447**	**3,956**	**8,581**
Actuarial gain	**(63,002)**	**(1,258)**	**—**
Interest cost	**28,657**	**6,636**	**17,613**
Benefits paid	**(34,070)**	**(13,690)**	**—**
At December 31	**688,271**	**143,019**	**134,281**

One World Technologies, Inc., a subsidiary of the Group in the USA operates another defined benefit scheme. The pension costs of this defined benefit scheme are assessed in accordance with an actuarial valuation as at January 1, 2008 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. No medical trend rate assumption is necessary as at December 31, 2007 and 2006 since all retirees are assumed to be affected by the fixed dollar subsidy and a discount rate of 5.8% (2006: 5.8%) was assumed for calculating the actuarial valuation.

There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under this scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the overseas subsidiary has set up a receivable and an accrued benefit cost of the same amount of approximately HK$21,455,000 (2006: HK$22,000,000) as at December 31, 2007.

45. Deferred Tax Assets (Liabilities)

The following are the major deferred tax assets and liabilities recognised and movements thereon during the current and prior year:

	Accelerated tax depreciation HK$'000	Warranty provision HK$'000	Convertible bonds equity reserve HK$'000	Employee related provision HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000
The Group							
At January 1, 2006	(103,202)	95,524	(5,586)	155,623	199,127	(209,939)	131,547
Currency realignment	(2,536)	(823)	—	10,860	14,005	(1,743)	19,763
Transfer (reclassification)	—	(5,205)	—	—	5,205	—	—
(Charge) credit to income for the year	24,315	12,038	—	(9,885)	(22,774)	53,023	56,717
At January 1, 2007	(81,423)	101,534	(5,586)	156,598	195,563	(158,659)	208,027
Currency realignment	(1,193)	566	—	9,109	9,737	2,039	20,258
Credit to equity	—	—	5,101	—	—	—	5,101
Transfer (reclassification)	(530)	5,205	—	20	—	(4,695)	—
Acquisition of subsidiaries	(250,171)	225,872	—	—	2,642	(6,082)	(27,739)
(Charge) credit to income for the year	283,940	(237,373)	—	(49,067)	(11,385)	50,543	36,658
At December 31, 2007	**(49,377)**	**95,804**	**(485)**	**116,660**	**196,557**	**(116,854)**	**242,305**

	Accelerated tax depreciation HK$'000	Convertible bonds equity reserve HK$'000	Total HK$'000
The Company			
At January 1, 2006	(14,748)	(5,586)	(20,334)
Credit to income for the year	4,840	—	4,840
At January 1, 2007	(9,908)	(5,586)	(15,494)
Credit to equity	—	5,101	5,101
Credit to income for the year	275	—	275
At December 31, 2007	**(9,633)**	**(485)**	**(10,118)**

Note: Included in others are being deferred tax impact on restructuring provision and other temporary differences.

45. Deferred Tax Assets (Liabilities) *(continued)*

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	The Group		The Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Deferred tax assets	**762,907**	706,493	**—**	—
Deferred tax liabilities	**(520,602)**	(498,466)	**(10,118)**	(15,494)
	242,305	208,027	**(10,118)**	(15,494)

At the balance sheet date, the Group has unused tax losses of HK$1,268 million (2006: HK$1,156 million) available for the offset against future profits that may be carried forward indefinitely. No deferred tax asset has been recognised in respect of the tax losses of HK$76 million (2006: HK$38 million) due to the unpredictability of future profit streams.

The utilisation of the deferred tax assets of certain subsidiaries amounting to HK$43,602,000 is dependent on future taxable profits in excess of the profit arising from the reversal of existing taxable temporary differences, and the abovesaid subsidiaries have suffered a loss in either the current or proceeding period in the tax jurisdiction to which the deferred tax asset relates.

46. Acquisition of Subsidiaries

The Company purchased all of the Hoover Floor Care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of Hoover assets and two operating subsidiaries consisted of the payment of HK$831 million in cash to Maytag Corporation (on behalf of itself and the other sellers). The direct transaction costs were approximately HK$73 million. Total costs of acquisition therefore amounted to HK$904 million. The transaction was completed on January 31, 2007 and was fully settled at the closing of the transaction by internal resources.

46. Acquisition of Subsidiaries *(continued)*

	Hoover Fair value HK$'000	Others Fair value HK$'000	Total Fair value HK$'000
Net Assets Acquired			
Property, plant and equipment	553,636	9,702	563,338
Lease prepayments	2,068	—	2,068
Intangible assets	327,881	117,212	445,093
Available-for-sale investments	—	650	650
Deferred tax assets	225,746	2,640	228,386
Inventories	550,778	29,865	580,643
Trade and other receivables, deposits and prepayments	541,739	89,052	630,791
Bank balances and cash	250	2,860	3,110
Trade and other payables	(795,417)	(133,858)	(929,275)
Warranty provision	(104,141)	(15,485)	(119,626)
Obligations under finance leases	—	(2,100)	(2,100)
Bank borrowings	—	(75,208)	(75,208)
Bank overdrafts	—	(4,368)	(4,368)
Deferred tax liabilities	(250,174)	(5,951)	(256,125)
Retirement benefits obligations	(108,146)	—	(108,146)
	944,220	15,011	959,231
Minority interests	—	(4,880)	(4,880)
Discount on acquisition taken to income	(39,870)	(9,470)	(49,340)
Goodwill arising on acquisition of subsidiaries	—	94,231	94,231
Reclassified from available-for-sale investments	—	(27,757)	(27,757)
Reclassified from trade and other receivables	—	(49,239)	(49,239)
Cash consideration paid during the year	904,350	17,896	922,246
Net cash outflow arising on acquisition:			
Cash consideration paid during the year	904,350	17,896	922,246
Bank balances and cash acquired	(250)	(2,860)	(3,110)
Bank overdrafts acquired	—	4,368	4,368
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	904,100	19,404	923,504

Others above mainly referred to the acquisitions of 60% equity interest in Startel Tools and Electronics Company (Pty) Ltd and 75% equity interest in Baja, Inc., which were acquired in October 2007 and November 2007 respectively.

The goodwill arising on the acquisition of the subsidiaries is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiaries acquired contributed approximately HK$3,050,867,000 to the Group's turnover, and approximately HK$502,246,000 loss to the Group's profit before taxation and interest for the period between the date of acquisition and the balance sheet date as at December 31, 2007.

46. Acquisition of Subsidiaries *(continued)*

At the acquisition date, the Group could not ascertain the carrying amount of the acquiree's assets and liabilities as it was impracticable to obtain various values in various acquiree's operations.

47. Major Non-Cash Transactions

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the finance leases of HK$3,714,000 (2006: HK$1,418,000).

48. Lease Commitments

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases, which would fall due as follows:

	The Group		The Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Within one year	**235,599**	174,848	**12,167**	15,786
In the second to fifth year inclusive	**428,829**	337,931	**4,582**	9,855
After five years	**193,491**	132,132	**17,510**	16,094
	857,919	644,911	**34,259**	41,735

Operating lease payments represent rentals payable by the Group and the Company for certain of its plant and machinery, motor vehicles, office properties and other assets. Leases are negotiated for a term ranging from 1 year to 10 years.

49. Contingent Liabilities

	The Group		The Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Guarantees given to banks in respect of credit facilities utilised by associates	**30,865**	36,026	**30,865**	36,026

In addition, the Company has given guarantees to banks and independent third parties in respect of general facilities granted to its subsidiaries. The extent of such facilities utilised by the subsidiaries as at December 31, 2007 amounted to HK$5,623,697,000 (2006: HK$5,546,886,000).

50. Share Options

Scheme adopted on May 25, 2001 and terminated on March 28, 2002 ("Scheme B")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on May 25, 2001, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, Executive Directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible persons.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time, subject to vesting condition, from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80.00% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10.00% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25.00% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on March 28, 2002 pursuant to a resolution passed on that date.

Scheme adopted on March 28, 2002 ("Scheme C") and terminated on March 27, 2007

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on March 28, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme expired on March 27, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors); or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time, subject to vesting condition, from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30.00% of the issued share capital of the Company from time to time or 10.00% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1.00% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

50. Share Options *(continued)*

Scheme adopted on May 29, 2007 ("Scheme D")

Following the termination of Scheme C, a new share option scheme was adopted pursuant to a resolution passed on May 29, 2007 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme will expire on May 28, 2017. Under Scheme D, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors or officer); or

(iii) secondees; or

(iv) business partner, agent, consultant; or

(v) suppliers or customers; or

(vi) any person or entity that provides research, development or other technological support; or

(vii) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time, subject to vesting condition, from the date of grant to the tenth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme D is not permitted to exceed 30.00% of the issued share capital of the Company from time to time or 10.00% of shares in issue as at the adoption date of Scheme D. No person shall be granted an option which exceeds 1.00% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

50. Share Options *(continued)*

The following table discloses movements in the Company's share options during the year:

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Directors									
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	—	25,728,000	—	—	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	—	560,000	—	—	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	—	400,000	12.170	25.2.2004 - 24.2.2009
Dr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	—	12,864,000	—	—	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	—	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	—	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	1.3.2004	Scheme C	1,000,000	—	—	—	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	—	—	—	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	500,000	—	—	—	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	1,000,000	—	—	—	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	Scheme C	500,000	—	—	—	500,000	12.525	1.3.2004 - 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	Scheme C	100,000	—	—	—	100,000	12.525	1.3.2004 - 28.2.2009
Mr Joel Arthur Schleicher	17.7.2003	Scheme C	200,000	—	—	—	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick Langley OBE	17.7.2003	Scheme C	100,000	—	—	—	100,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	100,000	—	—	—	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			**45,212,000**	**—**	**39,152,000**	**—**	**6,060,000**		

50. Share Options *(continued)*

The following table discloses movements in the Company's share options during the year: *(continued)*

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Employees	30.4.2002	Scheme C	1,215,000	—	1,215,000	—	—	3.200	30.4.2002 – 29.4.2007
	17.7.2003	Scheme C	2,674,000	—	20,000	48,000	2,606,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	Scheme C	204,000	—	—	—	204,000	8.685	19.9.2003 – 18.9.2008
	1.3.2004	Scheme C	5,897,000	—	—	813,000	5,084,000	12.525	1.3.2004 – 28.2.2009
	14.4.2004	Scheme C	200,000	—	—	—	200,000	12.950	14.4.2004 – 13.4.2009
	5.5.2004	Scheme C	300,000	—	—	200,000	100,000	11.050	5.5.2004 – 4.5.2009
	7.6.2004	Scheme C	200,000	—	—	—	200,000	12.000	7.6.2004 – 6.6.2009
	2.10.2004	Scheme C	1,000,000	—	—	—	1,000,000	15.350	2.10.2004 – 1.10.2009
	13.12.2004	Scheme C	250,000	—	—	—	250,000	15.710	13.12.2004 – 12.12.2009
	17.1.2005	Scheme C	150,000	—	—	150,000	—	16.520	17.1.2005 – 16.1.2010
	7.2.2005	Scheme C	100,000	—	—	—	100,000	17.750	7.2.2005 – 6.2.2010
	7.4.2005	Scheme C	200,000	—	—	—	200,000	17.210	7.4.2005 – 6.4.2010
	27.4.2005	Scheme C	25,000	—	—	—	25,000	17.660	27.4.2005 – 26.4.2010
	10.5.2005	Scheme C	200,000	—	—	200,000	—	17.200	10.5.2005 – 9.5.2010
	1.6.2005	Scheme C	20,000	—	—	—	20,000	17.420	1.6.2005 – 31.5.2010
	17.6.2005	Scheme C	250,000	—	—	—	250,000	17.950	17.6.2005 – 16.6.2010
	27.6.2005	Scheme C	500,000	—	—	—	500,000	19.200	27.6.2005 – 26.6.2010
	1.1.2006	Scheme C	300,000	—	—	—	300,000	18.690	1.1.2006 – 31.12.2010
	1.3.2006	Scheme C	3,564,000	—	—	287,000	3,277,000	13.970	1.3.2006 – 28.2.2011
	10.3.2006	Scheme C	150,000	—	—	150,000	—	14.350	10.3.2006 – 9.3.2011
	25.4.2006	Scheme C	20,000	—	—	—	20,000	13.700	25.4.2006 – 24.4.2011
	15.6.2006	Scheme C	200,000	—	—	—	200,000	10.270	15.6.2006 – 14.6.2011
	17.6.2006	Scheme C	350,000	—	—	—	350,000	10.550	17.6.2006 – 16.6.2011
	3.7.2006	Scheme C	25,000	—	—	—	25,000	10.700	3.7.2006 – 2.7.2011
	4.10.2006	Scheme C	75,000	—	—	—	75,000	11.628	4.10.2006 – 3.10.2011
	1.11.2006	Scheme C	1,500,000	—	—	—	1,500,000	11.252	1.11.2006 – 31.10.2011
	3.11.2006	Scheme C	100,000	—	—	—	100,000	11.480	3.11.2006 – 2.11.2011
	8.11.2006	Scheme C	30,000	—	—	—	30,000	12.200	8.11.2006 – 7.11.2011
	4.12.2006	Scheme C	150,000	—	—	—	150,000	10.952	4.12.2006 – 3.12.2011
	13.12.2006	Scheme C	20,000	—	—	—	20,000	10.560	13.12.2006 – 11.12.2011
	1.1.2007	Scheme C	—	150,000	—	—	150,000	10.080	1.1.2007 – 31.12.2011
	6.3.2007	Scheme C	—	7,460,000	—	130,000	7,330,000	10.572	6.3.2007 – 5.3.2012
	20.7.2007	Scheme D	—	300,000	—	—	300,000	10.060	20.7.2007 – 19.7.2012
	24.8.2007	Scheme D	—	2,740,000	—	30,000	2,710,000	8.390	24.8.2007 – 23.8.2017
	16.10.2007	Scheme D	—	75,000	—	—	75,000	8.810	16.10.2007 – 17.10.2017
	7.11.2007	Scheme D	—	40,000	—	—	40,000	8.088	7.11.2007 – 6.11.2017
	23.11.2007	Scheme D	—	500,000	—	—	500,000	7.578	23.11.2007 – 22.11.2017
Total for employees			19,869,000	11,265,000	1,235,000	2,008,000	27,891,000		
Total for all categories			**65,081,000**	**11,265,000**	**40,387,000**	**2,008,000**	**33,951,000**		

50. Share Options *(continued)*

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.1.2007	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 12.31.2007
Scheme C	**65,081,000**	**7,910,000**	**40,387,000**	**1,978,000**	**30,626,000**
Scheme D	—	**3,355,000**	—	**30,000**	**3,325,000**
	65,081,000	**11,265,000**	**40,387,000**	**2,008,000**	**33,951,000**

Option type	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 12.31.2006
Scheme B	300,000	—	300,000	—	—
Scheme C	61,800,000	6,484,000	3,203,000	—	65,081,000
	62,100,000	6,484,000	3,503,000	—	65,081,000

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at January 1	Granted during the year	Exercised during the year	Reclassification	Outstanding at December 31
2007	**45,212,000**	—	**39,152,000**	—	**6,060,000**

	Outstanding at January 1	Granted during the year	Exercised during the year	Reclassification	Outstanding at December 31
2006	45,312,000	—	200,000	100,000*	45,212,000

The weighted average closing price of the Company's shares immediately before various dates on which the share options were exercised was HK$10.98 (2006: HK$14.81).

* Mr. Stephan Horst Pudwill has been appointed as a Group Executive Director of the Company since May, 2006. The 100,000 share options held by him was classified under the category of "Employees" previously.

50. Share Options *(continued)*

The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Exercise price HK$	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
For the year ended December 31, 2007					
1.1.2007	**10.080**	**3 years**	**35%**	**4.060%**	**1.5%**
6.3.2007	**10.572**	**3 years**	**35%**	**4.100%**	**1.5%**
20.7.2007	**10.060**	**3 years**	**35%**	**4.225%**	**1.5%**
24.8.2007	**8.390**	**3 years**	**35%**	**4.309%**	**1.5%**
16.10.2007	**8.810**	**3 years**	**35%**	**4.560%**	**1.5%**
7.11.2007	**8.088**	**3 years**	**35%**	**4.572%**	**1.5%**
23.11.2007	**7.578**	**3 years**	**35%**	**4.571%**	**1.5%**
For the year ended December 31, 2006					
1.1.2006	**18.690**	**3 years**	**35%**	**4.060%**	**1.5%**
1.3.2006	**13.970**	**3 years**	**35%**	**4.100%**	**1.5%**
10.3.2006	**14.350**	**3 years**	**35%**	**4.225%**	**1.5%**
25.4.2006	**13.700**	**3 years**	**35%**	**4.309%**	**1.5%**
15.6.2006	**10.270**	**3 years**	**35%**	**4.560%**	**1.5%**
17.6.2006	**10.550**	**3 years**	**35%**	**4.572%**	**1.5%**
3.7.2006	**10.700**	**3 years**	**35%**	**4.571%**	**1.5%**
4.10.2006	**11.628**	**3 years**	**35%**	**3.791%**	**1.5%**
1.11.2006	**11.252**	**3 years**	**35%**	**3.692%**	**1.5%**
3.11.2006	**11.480**	**3 years**	**35%**	**3.727%**	**1.5%**
8.11.2006	**12.200**	**3 years**	**35%**	**3.774%**	**1.5%**
4.12.2006	**10.952**	**3 years**	**35%**	**3.548%**	**1.5%**
13.12.2006	**10.560**	**3 years**	**35%**	**3.563%**	**1.5%**

50. Share Options *(continued)*

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of the share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

The weighted average closing price of the Company's shares on various dates of grant was HK$9.71 (2006: HK$13.00) per option.

Expected volatility was determined by using the historical volatility of the Company's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations.

The Group recognised a total expense of HK$16,155,000 for the year ended December 31, 2007 (2006: HK$7,091,000) in relation to share options granted by the Company.

The fair values of the share options granted in the current year measured as at various dates of grant ranged from HK$1.56 to HK$2.61 (2006: ranged from HK$2.46 to HK$4.72) per option. The weighted average fair value of the share options granted in the current year was HK$2.41 (2006: HK$3.03) per option.

The share options are vested and exercisable in whole or in part in trenches within 3 years.

51. Capital Commitments

	The Group		The Company	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure in respect of the purchase of property, plant and equipment and licence:				
Contracted for but not provided	**320,180**	516,648	**19,974**	22,446
Authorised but not contracted for	**71,165**	103,443	—	—

52. Related Party Transactions

During the year, the Group entered into the following transactions with related parties:

	2007 HK$'000	2006 HK$'000
Management fee income	**470**	464
Management fee expenses	**743**	420
Interest income received	**10,163**	9,911
Sales income	**352**	91,308
Equipment charge income	**2,166**	2,166
Royalty income	**—**	46,800

The remuneration of directors and other members of key management during the year was as follows:

	2007 HK$'000	2006 HK$'000
Short-term benefits	**134,659**	122,314
Post-employment benefits	**1,357**	2,510
Termination benefits	**1,137**	6,240
Share-based payments	**7,395**	5,976
	144,548	137,040

Details of the balances with related parties are set out in the consolidated balance sheet, balance sheet and Note 22.

53. Particulars of Principal Subsidiaries

Particulars of the principal subsidiaries of the Company as at December 31, 2007 and December 31, 2006 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Proportion of nominal value of issued capital held by the Company Indirectly %	Principal activities
AEG Electric Tools GmbH (formerly known as A&M Electric Tools GmbH)	Germany	€20,451,675	—	100	Trading and manufacture of power equipment products
Baja, Inc.*	USA	US$7,391,000	—	75	Trading of outdoor power equipment products
Digiwireless Limited	Hong Kong	HK$2	100	—	Investment holding
DreBo Werkzeugfabrik GmbH	Germany	€1,000,000	—	100	Trading and manufacture of power equipment products
Homelite Asia (Dongguan) Company Limited	The PRC	US$2,100,000	—	100	Manufacture of outdoor power equipment products
Homelite Asia Ltd.	The British Virgin Islands ("BVI")	US$1	—	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$10	—	100	Trading of outdoor power equipment products
Homelite Far East Company Limited	Hong Kong	HK$2	100	—	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda	US$12,000	100	—	Investment holding
Hoover, Inc*	USA	US$70,000,000	—	100	Trading and manufacture of floor care products
MacEwen Property Co. Inc.	USA	US$100	100	—	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	—	Trading of household electronic and electrical products
Milwaukee Electric Tool Corporation	USA	US$50,000,000	—	100	Trading and manufacture of power equipment products
One World Technologies, Inc.	USA	US$10	—	100	Investment holding
OWT France SAS	France	€1,750,000	—	100	Investment holding
OWT Industries, Inc.	USA	US$10	—	100	Manufacture of electric components and power equipment products
Royal Appliance International GmbH	Germany	€2,050,000	100	—	Trading of household electronic and electrical products
Royal Appliance Mfg. Co.	USA	US$1	—	100	Trading and manufacture of floor care products

53. Particulars of Principal Subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Ryobi Technologies GmbH	Germany	€500,000	100	—	Trading of electric power equipment products
Ryobi Technologies S.A.S.	France	€14,919,832	—	100	Trading of electric power equipment products
Ryobi Technologies (UK) Limited	The United Kingdom	£4,000,000	—	100	Trading of electric power equipment products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Manufacture of metallic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	—	Manufacture of electronic products
Startel Tools and Electronics Company (Pty) Ltd*	South Africa	ZAR100	60	—	Trading of electric power equipment products
Techpower Engineering Company Limited	Hong Kong	HK$2	100	—	Manufacture of components
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	—	100	Trading and manufacture of floor care products
Techtronic Appliances International Ltd.	BVI	US$1	—	100	Investment holding
Techtronic Industries Australia Pty. Ltd.	Australia	A$5,500,000	100	—	Trading of electric power equipment products
Techtronic Industries (Dongguan) Co. Ltd.	The PRC	US$12,500,000	—	100	Manufacture of power equipment products
Techtronic Industries N.Z. Ltd.	New Zealand	NZ$1,165,500	100	—	Trading of electric power equipment products
Techtronic Industries North America, Inc.	USA	US$10	98.4	1.6	Investment holding
Techtronic Industries (Taiwan) Co. Ltd.	Taiwan	NT$5,000,000	100	—	Provision of inspection services
TTI Investments (Dongguan) Company Limited	Hong Kong	HK$2	100	—	Investment holding
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care products
Vax Limited	The United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care products

53. Particulars of Principal Subsidiaries *(continued)*

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

* Subsidiaries which were acquired during 2007.

54. Particulars of Associates

Particulars of the associates as at December 31, 2007 and December 31, 2006 are as follows:

Name of associate	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Principal activities
Gimelli International (Holdings) Limited	The Cayman Islands	US$6,250	40.8	Investment holding
Precision Technology Industries Limited	Bermuda	US$12,000,000	25	Manufacture of power equipment products

55. Presentation and Functional Currencies

The functional currency of the Company is United States dollars. The presentation currency of the Group is Hong Kong dollars as the Company is a public limited company incorporated in Hong Kong. The financial statements include the consolidated income statement, consolidated balance sheet and consolidated cashflow statement which are presented in the functional currency of the Company for reference only which have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

Financial Summary

Results

	Year ended December 31,				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000 (As restated)	HK$'000	HK$'000	**HK$'000**
Turnover	13,182,808	16,304,140	22,358,387	21,822,597	**24,774,987**
Profit before restructuring costs, other restructuring and transition costs, share of results of associates and taxation	769,228	1,076,344	1,223,344	1,263,981	**912,460**
Restructuring costs	—	—	—	—	**(668,481)**
Other restructuring and transition costs	—	—	—	—	**(74,537)**
Share of results of associates	(987)	(845)	(6,463)	(895)	**(270)**
Profit before taxation	768,241	1,075,499	1,216,881	1,263,086	**169,172**
Taxation	(66,811)	(108,829)	(157,714)	(184,017)	**(38,999)**
Profit for the year	701,430	966,670	1,059,167	1,079,069	**130,173**
Attributable to:					
Equity holders of the parent	673,973	926,356	1,018,984	1,071,864	**125,257**
Minority interests	27,457	40,314	40,183	7,205	**4,916**
Profit for the year	701,430	966,670	1,059,167	1,079,069	**130,173**
Basic earnings per share	51.56 cents	69.28 cents	73.53 cents	73.18 cents	**8.41 cents**

Assets and Liabilities

	At December 31,				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000 (As restated)	HK$'000	HK$'000	**HK$'000**
Total assets	9,646,268	13,903,324	20,374,741	21,320,301	**24,969,446**
Total liabilities	7,087,010	10,367,476	14,141,732	14,242,326	**17,958,018**
	2,559,258	3,535,848	6,233,009	7,077,975	**7,011,428**
Equity attributable to equity holders of the parent	2,512,884	3,453,816	6,112,339	6,996,530	**6,920,125**
Minority interests	46,374	82,032	120,670	81,445	**91,303**
	2,559,258	3,535,848	6,233,009	7,077,975	**7,011,428**

Corporate Information

Board of Directors

Group Executive Directors
Mr Horst Julius Pudwill
Chairman

Dr Roy Chi Ping Chung JP
Vice Chairman

Mr Joseph Galli Jr
Chief Executive Officer

Mr Kin Wah Chan
Mr Chi Chung Chan
Mr Stephan Horst Pudwill

Non-executive Director
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley OBE
Mr Manfred Kuhlmann
Mr Peter David Sullivan

Financial Calendar 2008

April 16:	Announcement of 2007 annual results
May 27:	Last day to register for 2007 final dividend
May 28-30:	Book closure period
May 30:	Annual General Meeting
June 30:	Six months interim period end
July 31:	Final dividend payment
December 31:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com
Earnings results, annual/interim reports are available online.

List Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (stock code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (symbol: TTNDY)

Share Registrar and Transfer Office

Tricor Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong
Tel: (852) 2980 1888

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Hang Seng Bank Ltd.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Qualified Accountant

Mr Frank Chi Chung Chan

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks used are intellectual property of their respective owners and are protected under trademark law.

The use of the trademark Ryobi® pursuant to a license granted by Ryobi Limited.

AEG® is a registered trademark and its use is pursuant to a License granted by Licentia Patent-Verwaltungs-GmbH.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and combination of orange and grey are trademarks for RIDGID® brand power tools.

Sears®, Craftsman®, and Kenmore® brands are registered trademarks of Sears Brands, LLC.

TdA – concept and design www.tda.com.hk


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強勁品牌
創新產品
優秀人才
卓越營運

公司簡介

創科實業是領導全球的家居裝修及建造業之消費性及專業產品生產商。本集團的成功有賴於不斷專注於強勁品牌、創新產品及優秀人才的策略。

創科實業旗下強大品牌組合包括Milwaukee®、AEG®及Ryobi®電動工具及配件、Ryobi®及Homelite®戶外園藝產品，及Hoover®、Dirt Devil®及Vax®地板護理產品，透過主要家居用品中心及零售商、工具總滙分銷商及全球其他渠道進行分銷。

本集團憑藉致力創新、專注研發及了解客戶需要的企業文化，確保我們的領先品牌及優質產品能滿足客戶、消費者及專業人士的不同需求，並為我們的股東創造長遠價值。

目錄

財務摘要

	2007 百萬港元	2006 百萬港元	2007 百萬美元	2006 百萬美元	變動 %
業務營運					
營業額	**24,775**	21,823	**3,176**	2,798	+13.53%
毛利總額	**7,809**	6,893	**1,001**	884	+13.29%
除利息、稅項、折舊及攤銷前盈利	**1,219**	2,098	**156**	269	-41.90%
除利息、稅項、折舊及攤銷前盈利（除重組費用以及其他重組與過渡性費用）	**1,962**	2,098	**252**	269	-6.48%
母公司權益持有人應佔溢利	**125**	1,072	**16**	137	-88.34%
母公司權益持有人應佔溢利（除重組費用以及其他重組與過渡性費用）	**868**	1,072	**111**	137	-19.03%
每股基本盈利（港仙／美仙）	**8.41**	73.18	**1.08**	9.38	-88.51%
每股基本盈利（港仙／美仙，除重組費用以及其他重組與過渡性費用）	**58.27**	73.18	**7.47**	9.38	-20.37%
每股股息（港仙／美仙）	**8.00**	19.10	**1.03**	2.45	-58.12%
截至年結日之財務狀況					
資產總值	**24,969**	21,320	**3,201**	2,733	+17.12%
流動資產淨值	**2,971**	5,642	**381**	723	-47.34%
母公司權益持有人應佔權益	**6,920**	6,997	**887**	897	-1.10%
資產開支	**860**	473	**110**	61	+81.82%
每股賬面淨值（港元／美元）	**4.61**	4.78	**0.59**	0.61	-3.56%

創科集團持續增長


營業額
（百萬美元）
3,000
2,100
2,000
1,800
1,600
1,400
1,200
1,100
800
500
400
1999
2000-2004
2002
2003
2005
2005
2007
2007
1999
2000
2001
2002
2003
2004
2005
2006
2007

主席報告書

二零零七年業績摘要

- 銷售額創新高
- 電動工具與地板護理業務錄得增幅
- 強化核心業務毛利率
- 完成 Hoover 整合
- 策略性業務重新定位計劃進展良好

銷售額創新高

創科集團於二零零七年的銷售額創出新高，達24,800,000,000港元，較上年增長13.5%。儘管美國宏觀經濟環境帶來諸多挑戰，但銷售額依然錄得增長，是由於本集團的策略性收購與重組已開始帶來成果。

年內，Hoover 與 Stiletto 加入本集團的強勁品牌組合，本集團得以鞏固於北美的市場領導地位。歐洲業務保持強勁增長勢頭，並已於當地委任新的管理團隊，本集團亦同時致力開拓中東、加拿大、拉丁美洲及澳洲業務，以實現國際業務持續增長。本集團又透過大學招聘推出本集團領袖培訓計劃，採取措施培育最優秀的管理人才。

電動工具與地板護理業務錄得增幅

二零零七年銷售額增長，已包括收購Hoover帶來十一個月的貢獻。收購後，本集團的地板護理業務增長67.8%，而核心業務亦保持中單位數字之增長勢頭。創新產品推動本集團電動工具業務在專業人士及消費者部份均錄得低單位數字增幅。電動工具業務的總銷售額下跌，乃因本集團撤出一些非策略性戶外園藝產品系列所致。

"Hoover的整合與集團的策略性業務重新定位計劃，乃集團達致未來盈利增長的主要動力。"



Horst Julius Pudwill
主席

主席報告書

強化核心業務毛利率

本公司於成本上漲的困難環境中仍然得以提高核心業務的毛利率。本集團收購Hoover後，綜合毛利率為31.5%，與去年的31.6%相若。本集團透過引進新產品、持續削減成本計劃、有效利用規模效益，以及改善經營效率，抵銷了商品價格持續上漲及通脹壓力帶來的影響。

市推推廣及研發投資

未計重組及過渡性支出的經營利潤比率在二零零七年收窄，主要由於收購Hoover及銷售、市場推廣及研發活動的開支有所增加。本集團預計此等開支的增加將有助本集團未來獲得更強勁的業務及盈利增長。本集團的產品創新小組將受惠於研發開支的增加，由去年佔銷售額的2.0%增加至2.2%。

策略性業務重新定位計劃進展良好

本集團於二零零七年八月公布實施的策略性業務重新定位計劃進展良好，並會成為本集團未來業務及盈利增長的主要動力。

為數達743,020,000港元的重組與過渡性支出已自二零零七年盈利中扣除。該等費用包括關閉Hoover於俄亥俄州北卡羅來納的製造設施，將工廠搬遷至德州、墨西哥及中國，以及關閉北美兩間Milwaukee廠房的支出。該等重組活動完成後，本集團預期每年將可節省約550,000,000港元(70,000,000美元)。

二零零七年母公司權益持有人應佔溢利總額為125,260,000港元(經扣除重組支出後)。未計重組和過渡性費用前，每股盈利為58.27港仙，而經扣除重組和過渡性費用後每股盈利為8.41港仙。

董事會建議向二零零八年五月三十日名列本公司股東名冊之股東派發截至二零零七年十二月三十一日止年度之末期股息每股1.50港仙(二零零六年：12.60港仙)惟須經股東於應屆股東週年大會通過方可作實。建議的末期股息預期於二零零八年七月三十一日或前後派發。連同於二零零七年九月二十八日派發的中期股息每股6.50港仙(二零零六年：6.50港仙)，全年度合計派息總額為每股8.00港仙(二零零六年：19.10港仙)。

營業額以產品類別劃分


電動工具
68%
地板護理
32%

專注於電動工具新產品

本集團於二零零七年下半年的電動工具與配件業務增長較上半年強勁，實有賴於本集團成功推出新的鋰離子充電式工具及在歐洲錄得強勁銷售額。下半年Milwaukee業績回升，而AEG繼續實現穩健增長。 Ryobi品牌的消費工具銷售額受惠於下半年推出的綠色鋰離子充電式工具，以及One+System繼續維持增長。本集團透過策略業務組別（"SBU"）程序建立全球平台，以推進各業務的產品開發，並朝著具有最大效益的項目發展。

完成Hoover整合

二零零七年本集團地板護理產品核心業務銷售額的增長令人鼓舞。Hoover加入本集團品牌組合具有策略性重要意義，並為未來擴張提供一個優越品牌的發展平台。實時有效地執行Hoover整合是二零零七年的首要任務，使本集團製造成本大幅降低，並預期整合業務的努力將會在未來帶來盈利貢獻。

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展望樂觀

本集團矢志成為業界翹楚，並將繼續專注於強勁品牌、創新產品、優秀人才及卓越營運的策略性增長動力。向客戶提供創新產品仍為本集團業務的核心，去年本集團隆重推出的新鋰離子充電式工具與便攜式燃油發動的戶外園藝工具產品均表現理想。本集團認為所提供的品牌組合為業內最佳，可為未來地區、新產品開發及業務分部的擴張提供無限商機。

二零零八年本集團的重點仍為執行策略性業務重新定位計劃，包括重組歐洲業務、擴大產品類別及推介本集團強勁品牌，並提升創新產品的開發與市場推廣。整個創科集團，自最高管理層開始，將繼續與主要零售商及主要客戶建立策略性夥伴關係。本集團預計重組帶來的好處將於二零零八年顯現，並對二零零九年及以後實現更強勁的增長充滿信心。

強勁品牌

本集團的強勁品牌組合深受專業人士及消費者信賴，電動工具、戶外園藝工具及地板護理業務均受惠。本集團在二零零八年將有計劃地推出創新產品，並期望進一步鞏固在北美市場的領導地位。於美國以外，受益於加拿大經濟持續增長，及本集團在歐洲、中東、拉丁美洲及澳洲加強市場推廣的努

以市場地區劃分之營業額


北美洲
73%
歐洲
23%
其他地區
4%

力，本集團預計銷售額將增加。本集團已於二零零八年第一季度取得雙位數字的營業額增長，並預期全年能夠維持此增長勢頭。

新任行政總裁

集團新委任的行政總裁Joe Galli先生成功領導Hoover的收購與整合。在他的領導下，本集團各地區、品牌、產品與經營業務組別的主管將積極把握機遇，尋求提升產品創新與營運效率。本集團的員工為集團業務的動力，亦了解領袖培訓與晉升路線圖對他們至關重要。創科集團很高興推出新舉措，如Milwaukee全球培訓中心，以增強員工實力。

本人衷心感謝員工專心致志推動本集團業務與盈利持續增長，及協助創科集團成為業內的全球領導者。本人亦感謝董事會同寅對集團管治及長遠目標提出的真知灼見及深入分析。最後，本集團謹感謝股東、客戶及合作夥伴的鼎力支持。

Horst Julius Pudwill
主席

強勁品牌

TTI


Milwaukee
AEG
RYOBI
STILETTO
TOOL CO USA
Homelite
HOOVER
Dirt Devil
VAX

行政總裁之言

“創科集團各業務部及全球業務營運團隊均在不斷向前邁進，令本人深感鼓舞。本公司所有業務部均擁有充沛向前奮進的動力。”



Joseph Galli Jr
行政總裁

創科實業前途無可限量！本集團已建立一個具有領導地位的「平台」，當中包括高潛力的業務部門、強勁的市場推廣，以及遍佈全球各地的世界級生產設施。本集團計劃落實策略性路線圖，運用該平台的強大潛力以取得成功。策略路線圖以四種元素為重點：

1. 強勁品牌
2. 創新產品
3. 優秀人才
4. 卓越營運

本集團於二零零七年加入Hoover及Stiletto品牌，令現時的強勁品牌組合更為超卓。本集團將以更全面的環球市場推廣計劃打造各品牌，令創科集團旗下品牌成為終端用家的首選。

建立品牌的最佳方法，乃為品牌源源不絕地注入創新、高增值及表現更佳的新產品。創科集團實屬創造新產品的機器！本集團的「創新中心」遍佈全球，雲集一流的工程人員及產品經理，專注於新產品的開發。本集團於二零零七年把研發開支增加25%，旨在加快推出新產品的速度，而本集團將於二零零八年及以後推出更多矚目的新產品，必定令閣下目不暇給。本年報所展示的只為本集團二零零八年度新產品的一小部分。

本集團相信，優秀人才將帶動優秀業績。去年，本集團專注建立更強大的管理層。本集團管理層雲集創科集團經驗豐富的經理，加上從外界羅致備受推崇的經理級人員，組成領導本公司的強大管理團隊。閣下看見本報告內創科集團的團隊名單，定能理解本集團為何因精英雲集而感到無比幸運。

創科集團已進行全面的校園招聘計劃，為長遠發展而招攬優秀人才。本集團已於二零零七年招聘155名來自不同功能範疇的出色大學畢業生。本集團已成立「領袖發展計劃」(LDP)，為剛畢業的員工提供正規培訓及指導，裝備他們接受未來的任務。

本集團正推出全公司超卓營運措施。創科集團的超卓營運措施致力提升質素、抵銷通脹、減低成本、改善業務程序，並為主要產品及服務訂立目標及制度。本集團將透過年度、半年度、季度及每月檢討的營運週期監察業務進度。本集團相信極有機會「更上一層樓」，把業務提升至另一層次。

儘管創科實業已屢創佳績，其策略性路線圖將保證本集團將再創高峰。

最後，本人欲感謝Horst Pudwill先生的極大支持。自從本人加入創科集團開始，彼已成為本人不可多得的導師、顧問、推動者及新意念催化師。對於本人日後能夠為壯大創科集團而繼續與他緊密合作，實在感到無限感激。

Joseph Galli Jr
行政總裁

行政總裁之言
集團的策略路線圖

創科集團的策略基礎包含四項引領我們取得競爭優勢的措施。

於過去數年，本公司專注發展業務的手法與上述措施一致。面對創科集團的業務規模不斷擴張，須作全球性拓展，本集團繪畫了一幅明確的路線圖，期望可藉此帶來持續的利潤增長。此路線圖旨在令創科集團超越目前，放眼未來，使之成為世界級公司。


增長之道
卓越營運
優秀人才
創新產品
強勁品牌

策略路線圖

- 強化毛利率
- 驅動銷售額取得雙位數增長
- 創造自由現金流
- 機構發展
- 實現週期表現

強化邊際利潤：抵銷通脹 + 提高毛利率

- 高毛利率的新產品
- 重組 Hoover
- 重組 Milwaukee
- 新中國生產基地
- 全面的創科集團生產力措施
- 全球生產規劃

驅動銷售額取得雙位數增長

- 投放資源進行研發
- 新的中國研發中心
- 全球地面護理研發中心
- 具領導地位的充電式產品
- 開展新業務
- 地區性擴張
- 新產品持續活力比率

創造自由現金流

- 重組完成
- 新中國市場生產基地完成
- 提高除利息及稅項前盈利
- 減低營運資金佔銷售額的百分比
- 減低固定資金佔銷售額的百分比

機構發展

- 建立優秀團隊
- 提供源源不絕的領導及技術人才

實現週期表現

- 年度：策略性規劃、集團檢討及預算
- 半年度：全球產品高峰會
- 季度：營運檢討
- 每月：財務管理報告

創科集團之全球分佈圖

加拿大
- 電動工具及地板護理
  - 銷售及營銷

歐洲
- 電動工具
  - 銷售及營銷
  - 研究及開發
  - 生產
- 地板護理
  - 銷售及營銷

亞洲
- 創科全球總部
- 電動工具及地板護理
  - 銷售及營銷
  - 研究及開發
  - 生產



美國
- Milwaukee 電動工具
  - 銷售及營銷
  - 研究及開發
  - 生產
- 消費者及專業工具
  - 銷售及營銷
  - 研究及開發
- 戶外園藝工具
  - 銷售及營銷
  - 研究及開發
  - 生產
- 地板護理
  - 銷售及營銷
  - 研究及開發
  - 生產

中東、非洲、印度次大陸
- 電動工具及地板護理
  - 銷售及營銷

澳大拉西亞
- 電動工具及地板護理
  - 銷售及營銷

拉丁美洲
- 電動工具及地板護理
  - 銷售及營銷

創新產品



Stiletto TiBone 14安士鈦合金錘的錘釘效能媲美24安士鋼鎚。其15¼" 鈦合金手柄硬度強勁，效能大。其重量輕盈，後座力較鋼錘少10倍。並配備磁力釘子擊發器(Nail Starter)及專利側面拔釘器(Patented Side Nail Puller)。

Homelite 20" 鏈鋸配備一個46cc 二衝程燃油引擎(2 cycle Gas engine)，持久力更長，表現更專業。嶄新設備包括3-點防震，令使用者使用時更舒適及減低疲勞，自動鏈條加油器及慣性制動器，表現更安全。


Homelite®
PRO 20in 50cm
46cc



15.0安培Sawzall超強往復式電鋸為全球最快速及最持久的超強往復式電鋸，乃首個包含恒久動力技術(Constant Power Technology)的Sawzall超強往復式鋸，能在使用中保持穩定速度及電量，切鋸表現出色。



AEG

重量級的1200伏特5千克併合電鎚/鑽鑿機，結合AEG最優秀的發明，包括反震系統(AVS)。能減低震動，使用更舒適及安全，以及FULL-WAVE ELECTRONICS功能控制電量。優化效能，連同其他先進特色，使之成為市場上同級產品中最優秀，用途最廣的產品之

業務回顧

電動工具

- 電動工具錄得低單位數字增長
- 歐洲市場增長近20%
- 戶外園藝工具盈利能力提升

本業務營業額


電動工具
68%
地板護理
32%

- 專業及消費者電動工具業務錄得增長
- Milwaukee 生產設施的遷徙及重組進度良好
- 於重點市場建立策略性零售合作夥伴
- 鋰離子充電技術應用至所有電動工具品牌
- 推出 Ryobi 超綠色鋰離子電動工具，以擴充 One+System 系列
- Homelite Mightylite 產品擴大市場佔有率
- Ryobi One+System 系統擴展至戶外園藝工具
- 重投燃油驅動鏈鋸及壓力清洗機市場
- 加入 Stiletto 品牌
- 加強核心管理團隊

在本集團之核心市場—北美地區市況放緩的情況下，電動工具業務（包括電動工具、電動工具配件及戶外園藝工具）仍然能夠於二零零七年下半年錄得增長，此有賴本集團成功推出新產品及致力開拓業務至其他地區。本年度營業額為16,880,000,000港元，僅較去年輕微下調1.4%。扣除重組及過渡性費用，本年度溢利為1,230,000,000港元，下調16.2%，主要是由於研發及廣告方面的策略性投資支出增加。

電動工具及配件

業務回顧

二零零七年，在強大的品牌組合及鋰離子充電式平台帶動下，本集團的電動工具及配件業務錄得增長。

專業工具方面，Milwaukee及AEG的合計營業額於二零零七年下半年錄得接近雙位數字增幅。而本年度的營業額則有低單位數字增長。Milwaukee能夠在商業建築市場上獲益，有助抵銷較為疲弱的住宅建築市場。隨著推出一系列可兼容的工具，先進的Milwaukee鋰離子充電技術得以擴展，新產品包括：18伏特鋰離子充電式衝壓鑽、12伏特鋰離子充電式次衝壓鑽及4伏特鋰離子充電式螺絲批起。本集團亦推行經改良的電子產品發展程式「VIGOR」，以配合Milwaukee全球的多功能用途。VIGOR大大加速新產品由開發至推出市場的步伐，在不同種類產品之間發揮創意，並更專注於終端用家的研究，確保能夠源源不絕地為客戶提供稱心合意的新產品。

Milwaukee


Milwaukee
Milwaukee

Milwaukee 12伏特鋰離子Mspector數碼檢驗攝影機
影像質素無可匹敵，讓專業用家可作出準確的診斷，亦具備數碼變焦功能，可作放大檢驗；亦運用了最新的鋰離子電池技術，備用時間為一般電池的三倍。Mspector乃Milwaukee推出的第二款12V鋰離子充電系統，讓用家可以把Milwaukee專業衝擊鑽系列的工具之中之電池互相交替使用。



Milwaukee 18伏特鋰離子衝壓鑽
機身小但表現高度卓越。配備Milwaukee先進的鋰離子充電技術，是同級工具、同等大小的電鑽之電量的三倍，電池壽命長兩倍，表現無可比擬，並為18伏特鋰離子充電產品系列的首項產品，勢必能改變用家對專業充電式產品的觀感。

業務回顧
電動工具

AEG在歐洲、中東地區及非洲表現理想，受惠於新產品推出市場，包括重型大錘鑽、多角度打磨機及充電式電鑽機。加上新產品不斷推陳出新，本集團預期AEG品牌的工具將成為歐洲及發展中市場的增長平台。

創科實業推出十二款RIDGID品牌的至優質新產品，包括運用新的12伏特電鑽結合強勁的鋰離子電池充電技術，並具備創新的綜合牙箱及速頭系統，確保其卓越表現及功能優於其他競爭對手的12伏特充電鑽系列。RIDGID電動工具已成為住宅建築工地中的真正專業電動工具。

在消費者工具方面，本年度Ryobi增長接近雙位數字，主因是推出新產品及積極進取的市場推廣計劃。本集團於年內共推出二十七項Ryobi新產品，而且銷售業績良好。年內，最亮麗登場的產品是Ryobi品牌的18V鋰電超綠色電動工具，它在二零零七年第四季於北美推出。該產品輔以成功的市場推廣計劃，獲得遠較預期理想的銷售佳績。新18伏特鋰電池使用現有One+System的相同電池平台，備受求新及以價格主導的專業用家歡迎。One+System推出廣泛應用鋰離子充電技術，為用家帶來專業級的表現，同時價格亦極具競爭優勢。

本集團的合約生產業務仍然十分重要。Sears Craftsman品牌及其他主要客戶受惠於鋰離子充電技術及其他由創科實業推出的嶄新產品。這項業務的客戶受美國經濟所影響，然而，本集團的客戶組合廣泛，且產品發展計劃存有擴展的空間。

本集團的配件業務繼續於銷售及溢利兩方面作出重大貢獻。本集團預期配件業務將繼續展強勁增長。Milwaukee於去年首度推出首批新配件，其餘系列的新產品仍處在開發中。創新的多部件組合帶來的銷售額，以及針對大型DIY零



RYOBI
12V
RYOBI

Ryobi 12伏特鋰離子電鑽
Ryobi品牌的12伏特鋰離子電鑽每次充電是使用鎳鎘電運行時間的4倍、輕30%及衝壓力大30%，是12V充電電鑽的創新先鋒。

RYOBI
Lithium 12V



RYOBI
RYOBI

Ryobi鋰離子升級組合
Ryobi's 嶄新的One+鋰離子充電升級組合，適合已擁有Ryobi One+工具而需要更佳表現鋰電池的用家。

售客戶的推廣活動，成為Ryobi品牌的強大後盾。此外，本集團對OEM客戶承諾提供超硬合金鑽頭尤為重要，並為日後提供增長機會。

Milwaukee與AEG的業務在預期之內進一步重組及合併，持續為本集團減省成本。本集團重新調配新產品開發流程、研發及配合國際概念中心，致使效能得到提升。新產品開發及投入市場速度，以及以客為本的創新開發過程均獲改善，為本集團帶來更高效率及競爭優勢。

加強與英國及澳洲主要客戶的承諾及合作關係，反映創科實業對全球夥伴作出同樣承諾。專注與終端用戶創造品牌價值、推出嶄新產品及卓越的營運方式，鞏固本集團與美國、加拿大、法國及多個主要市場各顆伴的合作關係。本集團得以與合作夥伴共同推動業務增長，歸功於為各大型零售商提供多元化產品的能力，保證產品質素，同時提供有效的市場推廣和推銷、貨存服務以及產品培訓。

展望

本集團努力不懈地投放資源於電動工具及配件的新產品技術及嶄新解決方案上，預期核心產品將有所增長。本集團已建立穩固平台，以至核心產品在成功的基礎上持續增長，且繼續擴展至新市場。創科實業的品牌組合乃業內最強，以終端用家為目標。

在物流及生產方面，本集團擁有成熟、高效率及管理完善的生產基地，與中國珠江三角洲的供應商夥伴緊密聯繫。而新的亞洲生產園區及創新中心將提升效率及質素。



RYOBI
RYOBI
RYOBI
Lithium 18V

Ryobi 鋰離子電動工具組合
這組一套四件的工具組合集齊所有DIY、改裝用和專業人士所需的基本工具。

AEG 12伏特衝壓鑽
嶄新的AEG 12伏鋰離子充電技術超強衝壓鑽，在同級中配備最高扭力，表現超卓。



AEG
AEG

業務回顧

電動工具

本集團已準備就緒，以助本集團急速發展及擴展至加拿大、中東地區、東歐、拉丁美洲及澳洲，各地區均具有強大的增長潛力。本集團繼續透過創新、多品牌於產品開發及科技方面產生協同效應，以鞏固本集團的領導地位。此外，本集團亦會繼續推行成本改善計劃以提高成本效益。

戶外園藝工具

業務回顧

戶外園藝工具的營業額雖減少，但利潤率在二零零七年仍錄得增長，惟盈利增長主要由提升了的營運效率及更佳的產品組合帶動。營業額下調乃由於策略性暫停出售壓力清洗機及鏈鋸所致。本集團將於二零零八年重售該等項目，並預期可獲得較之前更多的市場佔有率。

本年度重點是推出Homelite品牌旗下的Mightylite系列，包括一系列新的燃油驅動剪草機。其重要之處，乃本集團的美國及中國產品開發中心緊密合作而成功開發具低排放效能的26cc輕型內燃機。其他重點項目包括在美國的Ryobi品牌引入快速點火化油器(Quick-Fire Carburetters)，以便更容易起動，並且推出Homelite吹風機，以及在全球將Ryobi One+計劃擴展至戶外園藝產品。

至於歐洲及北美以外的市場，本集團的電動工具分銷網絡已為本集團品牌成為戶外園藝燃油驅動工具產品的領先地位奠下穩固基礎。Mightylite成功於英國、歐洲大陸及多個主要市場推出。東歐及俄羅斯的新分銷網絡成功推廣Homelite。



Homelite®

Homelite 電動產品

嶄新的Homelite電動產品系列操作簡單及用途廣泛，提供多項功能及優點。最新推出的系列涵蓋所有主要的戶外產品，類別包括鏈鋸、吹風機、修草機、人字起重架及樹枝修剪器。

本集團的產品開發部門透過戶外園藝產品的策略業務單元(SBU) 程序整合起來，使業務集中於發展全球平台及推動產品創新。

展望

戶外園藝工具業務將推出強勁的新產品，將帶動二零零八年的業務增長。重要里程是於北美推出Homelite整個系列的手提式電子產品，以及重售汽油鏈鋸及壓力清洗機。全面及創新的壓力清洗機計劃將於二零零八年初推出，並計劃於稍後時間推出更多產品。二零零八年上半年，本集團將推出方便易用的一觸式電子點火(Touch Start)燃油驅動剪草機，之後則推出一系列採用Ryobi 12伏特電池的電動產品。

創科實業的業務覆蓋廣泛地區，為戶外園藝工具帶來優勢。新進入及再投入的地區將是本集團Homelite及Ryobi品牌的重點市場。此外，本集團的26cc發動機技術及目前進行的發展項目，將為合約生產業務帶來新商機。本集團將積極邁步向前，緊抓更多新機遇，以開拓新業務。


RYOBI.

Ryobi戶外-按鈕式起動剪草機
Ryobi品牌的起動燃油驅動剪草機是市面首個按鈕起動剪草機，其12伏特內置電動系統，用家只需輕按按鈕便能啟動30cc汽油引擎，非常方便易用。


Homelite

業務回顧

地板護理

- 核心業務銷售額錄得增長
- 完成 Hoover 整合
- 成立全球研發中心

分部營業額


電動工具
68%
地板護理
32%

- Hoover 整合為業務帶來盈利能力
- 業務整合改善成本效益、生產能力及客戶服務
- 在美國俄亥俄州建立全球研發中心
- 引進改善新產品開發流程
- 繼續擴展 Vax 品牌
- Dirt Devil 設計師系列贏得美國市場佔有率

受惠於Dirt Devil、Vax等主要品牌及新收購的Hoover業務所帶動，本集團的地板護理業務於二零零七年增長67.8%，綜合營業額為7,900,000,000港元。撇除Hoover的營業額為4,920,000,000港元，增長4.5%，主要由於增加投放全國性廣告及專注零售客戶管理所致。縱使全球商品價格上升對本集團的溢利率構成負面影響，但憑藉本集團積極推出新產品及改善產品管理，有效抵銷部份影響。撇除Hoover業務，本集團的除重組及過渡性支出前溢利為178,000,000港元。計入Hoover業務後，除重組及過渡性支出前的溢利為147,000,000港元，反映Hoover的經營效率稍低。

業務回顧

本集團重組及整合Hoover地板護理業務之計劃較原定時間提早完成。是次業務整合為創科的全球管理架構提供優秀的測試基礎，足證本集團在各層面皆取得成功，包括全球性之協調及／或物流、供應鏈、生產及技術轉移。是項重組計劃包括整合位於俄亥俄州North Canton的生產設施至德薩斯州及墨西哥和現有中國的生產設施。至於物流方面，亦與其他業務作出整合，該部門的領導團隊亦透過聘請多位業界專才而大大增強，為Hoover未來盈利增長奠下穩固的基礎。在北美市場方面，Hoover及Dirt Devil的產品系列透過綜合產品及技術組合而在年內作出更新，並逐步淘汰表現較為遜色的產品。鑒於該部門計劃於二零零八重塑及推廣Hoover品牌，是以除了新設計式樣Nano-Lite及WindTunnel Cyclonic吸塵機之外，該品牌於二零零七年並未推出新的主要產品平台。


HOOVER®
anniversary edition
CELEBRATING 100 YEARS
of excellence in floor care

業務回顧
地板護理

憑藉Dirt Devil成功推出高利潤的設計師系列，本集團繼續推出由世界著名的紐約產品設計師Karim Rashid設計之嶄新充電式型號吸塵機，使該產品系列的市場佔有率在過去兩年不斷提高。年內，Kruz硬地板吸塵機及Kruv手提式吸塵機亦加進設計師系列產品之內，使Dirt Devil能重新定位為專注優質設計及成為顧客所渴求的品牌。零售商對本集團計劃於二零零八年推出的Brum及Kwik之設計師系列產品充滿信心，本集團亦預期該產品類別可錄顯著增長。

在英國，Vax品牌產品在年內錄得雙位數字的銷售增長，繼續保持其無袋筒型地氈清洗器產品的市場領先地位。Vax積極推出嶄新產品系列，進一步提升其市場佔有率。本集團亦透過收購Hoover而取得新技術，用於本年度推出的Vax品牌重點產品，包括Mach 6及All Terrain等。該品牌在俄羅斯及東歐亦錄得強勁增長。

本集團在二零零七年完成重組全球工程及產品開發資源，並於俄亥俄州的北美洲總部建立新的地板護理研發中心，以整合本集團在全球的所有品牌及OEM業務的研發活動。

憑藉該項投資，本集團將可借助其全球市場領先的研發技術，提供更強勁、更新的產品系列，並有效集中產品發展設計。Vax品牌不僅受惠於本集團的全球化產品開發及共享技術，並預期在二零零八年推出更多新產品類別時，該品牌將更為鞏固。



Dirt Devil設計師系列：
由著名產品設計師Karim Rashid設計。所有設計師系列的產品外形均優雅流麗，產品的無線電動設置更為方便，經常充電即可隨時備用。客人既可把產品放在任何房間作裝飾點綴，同時亦方便使用。

此外，本部門透過利用本集團的全球研發平台，成功引進新的地板護理產品開發流程。該等新措施反映出本集團致力提升所有地板護理品牌及產品類別推出市場的速度、增加終端用戶研究及應用創新潛力的承諾。

展望

由於Dirt Devil具有智能創新性能，使地板清潔變得簡單而有趣，並被定位為此品牌的設計理念。本集團透過收購Hoover，搶佔更高的市場份額。隨著二零零八年新產品完整系列的引進，Hoover將被定位為清潔器權威產品，透過一流技術及客戶體驗，提供性能、完美設計及附加值的產品。其將為多平台產品線方法，包括鋰離子充電式產品及直流電類別。

Hoover重新投入市場將伴隨創新、360°全方位廣告及促銷計劃。Dirt Devil亦計劃進一步拓展產品線。

在歐洲，Vax品牌產品引進的商業系列，將支持地區銷售團隊及Vax品牌的拓展計劃，以佔領高利潤商業分部。由於本集團已於俄羅斯及北歐地區建立新分銷商及營運部門，本集團亦預期銷售額將進一步取得突破。

於全球而言，我們將繼續發揮創科集團最大的整合優勢，並引進新產品系列，使收購Hoover而獲得的技術能夠發揮到淋漓盡致。



WINDTUNNEL
cord rewind
HEPA
WINDTUNNEL multi-surface
vax DUAL
Heated Cleaning
GREAT FOR DEEP DOWN CLEANING

Hoover WindTunnel氣筒吸塵機
Hoover WindTunnel + 氣筒無袋HEPA 直立式吸塵機具備已取得專利的Hoover WindTunnel及氣筒技術，吸力持久可達到最佳的地毯清潔效果。

Vax雙V地氈清洗器
Vax雙V吸咀(Dual V Nozzle)技術專為深層清潔家居地毯及地板而設計，結合雙V吸咀(Dual V Nozzle)技術、熱力潔淨、已取得專利的SpinScrub刷頭，以及自動清洗技術，表現出超卓的地板及地毯潔淨效能。

優秀人才

亞洲

創科實業有限公司

David Butts
集團行政副總裁兼
亞太地區總裁

John Mosher
副總裁 － 財務
亞太地區

陳子匡
集團總監

Alex Chunn
副總裁 － 產品概念開發

jur. Matthias Hartz博士
高級副總裁 － 企業事務

Thomas James博士
高級副總裁 － 專業電動工具業務營運

Marc Hill
分部高級副總裁
便攜式電動工具及配件業務

Jeffrey Zeiler
副總裁 － 工程 － 專業電動工具

Brian Ellis
副總裁 － 工程 － 消費者電動工具

朗廣實業有限公司

Hughes Sanoner
主席兼行政總裁

澳大拉西亞

TTI 澳大利亞及新西蘭

Mike Brendle
董事總經理

Grant Edhouse
財務總監

北美洲

創科實業有限公司

Trevor Deighton
行政副總裁 － 環球生產業務

Matt DeFeo
副總裁 － 商鋪函蓋管理
校園招聘及培訓

TTI 地板護理

Chris Gurreri
總裁

John Remmers
執行副總裁 － 環球工程

Matt Shene
財務總監

Marty Gardner
副總裁 － 銷售

TTI 加拿大

Craig Baxter
總裁

Russ Laird
副總裁 － 財務

TTI 電動工具

Mike Farrah
總裁 － 電動工具

Mark Hartman
副總裁－市場推廣 － 電動工具

Lee Sowell
總裁 － 戶外園藝工具

Ken Goodgame
高級副總裁 － 業務開發－戶外園藝工具

Nate Easter
高級副總裁 － 業務營運－戶外園藝工具

環球管理人員

Ken Faith
副總裁 — 財務

Bob Gautsch
高級副總裁 —
電動工具研發及市場開發

Ken Brazell
高級副總裁 —
工業設計及產品概念開發

Jason Morris
副總裁及總經理 — 電動工具配件

TTI拉丁美洲

Rodrigo Villanueva
總裁

Milwaukee工具

Steven P. Richman
總裁

Sean Dougherty
財務總監

David A. Selby
副總裁 — 工程

Shane A. Moll
副總裁 — 市場推廣及產品開發

Darrell R. Hendrix
副總裁 — 銷售

Tom A. Mastaler
副總裁 — 業務營運

Dyann L. Kostello
法律顧問

Scott Griswold
副總裁 — 市場推廣及總經理 — 配件

歐洲、中東及非洲

TTI歐洲、中東及非洲

Alexandre Duarte
總裁

Philippe Buisson
財務總監

Alexandre Thorn
董事總經理 — 法國及比荷盧

Robert Vos
董事總經理 — 中東及非洲

Jorge Duarte
總經理 — 伊伯利亞半島

Tommaso Comboni
總經理 — 意大利

Thomas Jacobsson
總經理 — 北歐

Alistair Roberts
副總裁 — 市場推廣及重點客戶
Homelite

Tim Stainton
副總裁 — 環球燈具策略經營單位

Walter Eichinger
董事總經理 — Ryobi / Homelite
中歐及東歐

A & M Electric Tools GmbH

Horst Garbrecht
董事總經理 — 業務營運

Oliver Lerch
副總裁 — 產品管理

Jason Chiswell
副總裁 — 市場推廣及重點客戶

Dr Dirk Biskup
副總裁 — 財務及會計

DreBo Werkzeugfabrik GmbH

Markus Dreps
董事總經理

Royal Appliance International GmbH

Ralf Lindner
董事總經理及行政總裁

Vax 歐洲

Simon Lawson
董事總經理

董事會

集團執行董事

Horst Julius Pudwill MSc *主席*

Horst Julius Pudwill先生，63歲，為創科實業之合夥創辦人，由一九八五年起任主席兼行政總裁，直至二零零八年年初退任行政總裁之職位，但其繼續出任主席一職。作為主席，Pudwill先生專注於本集團之策略規劃及發展，並持續監督本集團的運作，而行政總裁將直接向彼滙報。

Pudwill先生持有工程碩士學位及商業學士學位，擁有豐富的國際商業經驗。

鍾志平博士 太平紳士 *集團副主席*

鍾志平博士，55歲，為創科實業兩位創辦人之一，自一九八五年開始擔任集團董事總經理，於二零零七年四月十八日改任集團副主席及執行董事，負責集團之企業及業務管理。

鍾博士擁有英國華威大學頒授之工程業務管理之理學碩士學位，於二零零六年獲澳洲紐卡斯爾大學頒發榮譽博士銜，並於二零零七年獲香港理工大學頒授榮譽工商管理博士。鍾博士於二零零五年七月一日被香港特別行政區政府委任為太平紳士，亦於一九九七年榮獲香港青年工業家獎。

鍾博士熱心社會事務，分別擔任多個政府委員會及咨詢團體成員。彼為香港工業總會副主席、香港貿易發展局電子及家電業諮詢委員會主席。鍾博士亦為英國華威大學校董會成員、香港理工大學顧問委員會主席及職業訓練局委員。彼亦為建滔集團有限公司之獨立非執行董事。

Joseph Galli Jr BSBA, MBA *行政總裁*

Joseph Galli, Jr先生，50歲，於二零零六年加入本集團擔任Techtronic Appliances之行政總裁，並於二零零八年二月一日起出任創科實業之行政總裁兼執行董事。彼負責在北美洲及歐洲的合併收購事宜，以及提高本集團強勢品牌組合的全球銷售潛力。彼亦負責領導本集團日常運作之管理團隊。

Galli先生於一九八零年加入Black & Decker並工作逾19年，曾擔任多個高級管理層職位，並擢升至其國際電動工具及配件部門總裁。彼於Black & Decker任職期間，曾於一九九二年非常成功地將DeWalt®品牌的重型電動工具推出市場。Galli先生離開Black & Decker後加入Amazon.com，於一九九九年至二零零年期間擔任其總裁兼營運總監。由二零零一年至二零零五年，彼為Newell Rubbermaid Inc.之董事兼行政總裁。

Galli先生於一九八零年畢業於美國北卡羅萊納州大學，取得工商管理理學士學位。於一九八七年，彼於馬里蘭州巴爾的摩Loyola College取得工商管理碩士學位。

陳建華 FCCA, FCPA, APVC *業務營運董事*

陳建華先生，48歲，於一九八八年加入本集團，並於一九九零年獲委任為執行董事。彼現時負責本集團之生產營運業務。

陳先生為英國特許公認會計師公會及香港會計師公會之資深會員，並為香港工業專業評審局會員及香港電器製造業協會創新產品開發部長。

陳志聰 ACA, FCCA, FCPA,執業會計師 *集團財務董事*

陳志聰先生，54歲，於一九九一年加入本集團，並於一九九二年獲委任為執行董事。彼現時負責本集團之企業事務及財務管理。

陳先生為英國特許公認會計師公會及香港會計師公會之資深會員、英格蘭及威爾士特許會計師公會會員、香港稅務學會會員，並在香港獲得執業會計師資格。

陳先生現為金山工業（集團）有限公司（為香港聯交所上市公司）之獨立非執行董事，以及捷榮國際控股有限公司（為新加坡證券交易所上市公司）之獨立董事。

董事會

Stephan Horst Pudwill *策略規劃總裁*

Stephan Horst Pudwill先生，31歲，於二零零四年加入本集團，並於二零零六年獲委任為執行董事。彼主要負責管理、改善及監察內部運作及發揮各部門間之協同效益。

Pudwill先生於加入本集團之前，曾於Daimler Chrysler AG擔任不同管理職務，其中包括平治車系之產品推廣及策略規劃。

Pudwill先生持有英屬哥倫比亞大學之文學士學位，為Horst Julius Pudwill先生之兒子。

非執行董事

張定球

張定球先生，66歲，於一九九一年獲委任為董事。彼為香港聯合交易所有限公司上市公司金山工業（集團）有限公司之非執行董事。

張先生畢業於倫敦大學學院法律系，自一九七零年起擔任執業律師，具備香港及英國執業律師資格，現為張葉司徒陳律師事務所顧問。

獨立非執行董事

Christopher Patrick Langley OBE

Christopher Patrick Langley先生，63歲，於二零零一年獲委任為獨立非執行董事。彼曾為香港上海滙豐銀行有限公司之執行董事，現擔任多間上市公司之董事，與香港商界聯繫密切。

Joel Arthur Schleicher CPA, BSB

Joel Arthur Schleicher先生，56歲，於一九九八年獲委任為獨立非執行董事。彼在製造業及科技／電訊業累積達二十八年之管理經驗。

Schleicher先生為Presidio, Inc.之創辦人、主席兼行政總裁，該公司為美國一間大型尖端資訊科技基建解決方案公司。自一九八九年以來，彼曾於私人股權投資公司擔任顧問、諮詢人及董事會成員，並曾擔任多個管理職位，包括Interpath Communications, Inc.之主席兼行政總裁、Expanets, Inc.之行政總裁及Nextel Communications, Inc.之總裁兼營運總監。彼目前或過去亦在北美洲擔任多間國內及國際公司之董事。

Manfred Kuhlmann

Manfred Kuhlmann先生，63歲，於二零零四年獲委任為獨立非執行董事。於一九九四年至一九九八年間，彼曾擔任Dresdner Bank AG香港分行總經理，而於二零零四年八月退休前曾出任Dresdner Bank AG杜拜分行總經理。Kuhlmann先生畢業於漢堡銀行學院，擁有豐富財經及銀行業經驗。彼於二零零五年加盟一間歐洲私人股權投資／非傳統類投資公司出任合夥人。自二零零五年後，彼亦於阿拉伯聯合酋長國擔任「漢堡大使」，以支持德國漢堡及阿拉伯聯合酋長國之間的經濟關係。

Peter David Sullivan BS

Peter David Sullivan先生，60歲，獲委任為獨立非執行董事，由二零零八年二月一日起生效。彼曾出任渣打銀行（香港）有限公司的執行董事兼行政總裁。Sullivan先生曾負責管理渣打集團於日本、澳洲、菲律賓之特許經營業務及渤海銀行於中國天津之特許經營業務。彼亦曾擔任多項重要職務，包括擔任香港銀行公會及香港英商會之主席。

Sullivan先生持有新南威爾斯大學的理學士學位。

卓越營運



創科實業生產及科研中心 –
中國廣東省東莞市



亞洲創新科研中心

管理層討論與分析

財務業績

業績分析

本集團於本年度之營業額較二零零六年呈報之21,800,000,000港元增加13.53%至24,800,000,000港元。母公司權益持有人應佔溢利為125,260,000港元，去年是1,100,000,000港元。本年度每股基本盈利為8.41港仙，去年是73.18港仙。743,020,000港元之重組及過渡性支出連同新收購業務之負貢獻是溢利及每股盈利減少之主要因素。

除利息、税項、折舊及攤銷前盈利（除重組及過渡性費用）為2,000,000,000港元，較二零零六年呈報之2,100,000,000港元減少6.48%。

於收購 Hoover 後，本集團之自有品牌業務佔總營業額之85.90%（二零零六年： 80.24%），因而增強了本集團以持續擴展及利用強大品牌組合的策略。經整合 Hoover 後，北美洲佔本集團盈利之73.07%（二零零六年：73.69%），此顯示北美洲以外市場增長可觀，增長率逾16%。

毛利率

儘管原材料成本上漲及人民幣升值，毛利率仍維持與去年相若，此乃受惠於理想的產品組合及於年內推出新產品連同本集團有效之成本控制計劃的效用。

經營費用

總營運開支增加28.66%至6,900,000,000港元（二零零六年：5,400,000,000港元），佔營業額27.90%（二零零六年：24.62%）。該等增加主要因於二零零七年用作整合營運效率較低之 Hoover 所致。

產品設計及開發開支增加24.94%至535,130,000港元，佔營業額2.16%（二零零六年：1.96%）。本集團將繼續投資於產品設計及開發，以保持銷售持續增長及進一步提高溢利率。儘管製造成本持續上漲，本集團毛利率持續保持及增長，此乃最佳證明。

誠如中期報告所述，在其他收入賬目內記入一項源於法律訴訟而達成庭外和解之收入。和解協議訂明雙方不可披露爭議事件之性質、爭議各方身份及和解協議之其他條款。

年內淨利息開支為362,120,000港元，較二零零六年呈報之300,230,000港元增加了20.61%。增幅主因是年內的融資成本增加，Hoover 需要額外營運資金，及根據策略性重新定位計劃為重組及過渡性支出提供融資所致。利息支出倍數（即除利息、税項、折舊及攤銷前盈利（除重組及過渡性費用）之倍數）為4.48倍（二零零六年：5.59倍）。

實際税率（即本年度扣除之税項相對於除税前溢利）為23.05%。然而，於二零零七年，有關重組及過渡性支出之若干税務效益尚未實現及遞延至二零零八年。本集團將利用此效益及其全球營運，藉以進一步改善整體税務效率。

流動資金及財政資源

股東資金

計入743,020,000港元之重組及過渡性費用、股份回購和贖回可換股債券後，股東資金總額為6,900,000,000港元，去年為7,000,000,000港元。

財政狀況

本集團的淨負債比率（即淨借貸總額佔母公司權益持有人應佔權益之百分比）為104.32%，去年為74.14%。該等增加主要來自年內新收購業務的負貢獻及策略性重新定位計劃需要額外營運資本所致。本集團有信心成功實行策略性重新定位計劃、改善新收購業務溢利率及進行集中而嚴謹之營運資金管理之後，負債比率將會改善。

銀行借貸

於二零零七年六月十二日，本集團接獲通知，已發行140,000,000美元零息可換股債券其中之127,850,000美元（約佔已發行債券總額約91%）已經在二零零七年七月八日行使認沽期權贖回。認沽金額已於到期日悉數支付。

於贖回可換股債券後，長期債務佔債務總額之41.27%，去年是62.54%。

本集團之借貸主要以美元及港元計算。除定息票據及已發行之零息可換股債券外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之業務收入主要以美元計算，因而發揮自然對沖作用，故匯率風險相對較低。本集團之庫務部將繼續密切監察及管理利率風險，以及現金管理功能。

營運資金

整合 Hoover 業務及年內為策略性重新定位計劃須建構額外存貨，二零零七年總存貨由二零零六年之4,000,000,000港元增至5,900,000,000港元。存貨周轉日由67日增加6日至73日。本集團將致力於降低存貨水平及改善存貨周轉期。

應收賬款周轉日為56日，去年為54日。本集團對應收賬款之質素感到滿意，並將持續地審慎管理信貸風險。

二零零七年應付賬款日為56日比去年增加3日至59日。

資本開支

本年度之資本開支總額達859,710,000港元，其中265,800,000港元與中國之廠房擴充計劃有關，而130,220,000港元來自新收購 Hoover 業務。

資本承擔及或然負債

於二零零七年十二月三十一日之資本承擔總額為391,350,000港元（二零零六年：620,090,000港元），並且無重大或然負債，亦無資產負債表外之承擔。

抵押

本集團之資產概無用作抵押或附有任何產權負擔。

Hoover 收購

於二零零六年十二月七日，董事會宣佈本公司已於二零零六年十二月六日（美國東部標準時間）訂立有條件買賣協議（「買賣協議」），向惠而浦之若干附屬公司購買 Hoover 地板護理業務。購買 Hoover 資產及兩家營運附屬公司之總代價包括向 Maytag Corporation（代表其本身及其他賣方）支付現金107,000,000美元（約831,000,000港元）。

據本集團於二零零七年一月三十日發表之公佈所述，買賣協議所載條件已全部達成，而該項交易已於二零零七年一月三十一日完成，代價於交易結束時以內部資源悉數支付。

本集團已根據香港財務報告準則第3號「業務合併」對購入資產與負債完成評估。為此，本集團已聘請專門從事對購入物業、廠房及設備、無形資產及長期退休福利進行估值之估值師及精算師進行評估。

主要客戶及供應商

截至二零零七年十二月三十一日止年度

(i) 來自本集團的最大客戶及五大客戶的營業額分別佔本集團的總營業額的33.22%及54.31%；及

(ii) 本集團自最大供應商及五大供應商的採購分別佔本集團的總採購額約3.36%及12.44%（不包括購買屬資本性質之項目）。

據董事所知，概無任何董事、彼等之聯繫人士或任何擁有創科實業股本5%以上之股東，於本集團之五大供應商客戶或供應商中擁有任何權益。

人力資源

本集團在香港及海外共聘用23,685名僱員（二零零六年：20,679名僱員）。本年度之員工成本總額為3,186,750,000港元，去年則為2,456,310,000港元。

本集團認為人才對本集團之持續發展及盈利能力極為重要，並一直致力提升所有員工之質素、工作能力及技術水平。各員工在本集團內獲提供與工作相關之培訓及領袖發展計劃。本集團持續提供理想薪酬，並根據本集團業績與個別員工之表現，向合資格的員工酌情授予購股權及發放花紅。

策略性重新定位計劃

董事會於二零零七年通過一系列策略性重新定位措施，旨在透過本集團的收購活動和增強業務規模，擴大協同效應藉以大幅提升本集團之未來業務表現。過去五年通過，本集團透過自然增長及收購活動積極拓展業務。現今推行此計劃，其內容包括：

- 重新調配本集團之全球製造設施與產品開發能力；
- 重組新產品及地區業務單位，以便更有效管理品牌、產品及投資；及
- 提高本集團品牌及產品於表現較為遜色地區之市場佔有率。

成本及節省

未來三年策略性重新定位計劃之估計非經常性支出約為150,000,000美元，包括約55,000,000美元之非現金與95,000,000美元之重組現金支出，及約22,000,000美元之有關過渡性費用。重新調配及重組計劃完成後，預期每年將節省除稅前開支超過550,000,000港元（70,000,000美元）。

二零零七年全年，該等措施產生之除稅前重組支出為668,480,000港元（86,000,000美元），包括用於Hoover 之400,700,000港元（51,000,000美元）及其他重組支出267,780,000港元（35,000,000港元）。該等支出的現金部分為416,180,000港元，非現金部分為252,300,000港元。除二零零七年之重組支出外，本集團產生相關除稅前過渡性開支為74,540,000港元（9,000,000美元），包括用於Hoover之34,190,000港元（4,000,000美元）及用作其他之40,350,000港元（5,000,000美元）；此等開支不符合香港財務報告準則有關退出費用的定義。

本集團估計日後除稅前重組支出約為500,000,000港元（64,000,000美元），其中約65%為現金部份，35%為非現金部分，這等支出將於二零零八年入賬。除二零零八年之重組支出外，本集團預計將會產生不符合計入香港財務報告準則有關退出成本之相關除稅前過渡性開支100,000,000港元（13,000,000美元）。

重新定位進度

- 重新調配本集團之全球製造設施與產品開發能力正依照計劃進行。
- 本集團為新產品及地區業務單位重組基本完成。
- 提高本集團品牌及產品於表現較為遜色地區之市場佔有率之措施已於二零零七在若干市場推行，並將於二零零八年在其他目標市場推出。

地板護理部門

整合 Hoover 已全部完成，且 Hoover 營運已步入正軌，預期於二零零八年及隨後期間錄得正面的營運業績。

- 於俄亥俄州 North Canton 之生產設施已整合至創科實業德薩斯、墨西哥生產工廠及現今中國之生產設施。
- 於俄亥俄州建造全球科研中心，以供美國 Hoover、Royal 之所有研發，並領導全球之科研活動。該等投資將成為一個更為活力充沛之新產品設計及開發樞紐，確保本集團能夠完全發揮其全球領先之技術才能。
- Hoover 先前之分銷活動已移至 Royal 現有之設施，藉此可節省大量成本，提升運送及生產力，並可為客戶提供更佳服務水平。

電動工具部門

Milwaukee 生產移至中國，於二零零八年及隨後期間將會節省大量成本。

- Milwaukee充電式產品生產轉移至本集團中國生產設施已完成，而轉移交流電的產品的計劃進展良好；
- 創科實業宣佈於二零零八年尾關閉位於美國之兩間生產設施。
- 在中國建構一致力於專業工具製造之新生產設施及測試實驗室已接近完工，並預計於二零零八年下半年投入營運。

管理層討論與分析

創科實業正在精簡歐洲的營運，以優化更複雜產品之生產，以配合歐洲及美國市場之需求。絕大部份歐洲使用直流電的產品已轉移至中國生產。

地區業務單位及擴展至較為遜色之市場

於二零零七年設立之新地區業務單位包括歐洲與中東、加拿大及澳大拉西亞。該等新地區單位之領導負責精簡現有營運、發展策略性合作伙伴及提高表現較為遜色市場之市場佔有率。於二零零七年，對表現較為遜色之市場（包括加拿大、東歐及中東）投放了更多的精力。二零零八年將會專注於包括西歐若干國家、拉丁美洲及亞洲（包括中國市場）。

購買、出售或贖回股份

在本年度內，本公司在介乎每股6.48港元至9.25港元之間，購回合共4,358,500股每股面值0.10港元的普通股。本公司就該等回購股份的支出共35,175,000港元。

回購的股份已註銷，而本公司之已發行股本及本公司資本贖回資本儲備已分別減去及加上回購股份的面值。

本公司於本年度購回股份，乃董事根據股東於上屆股東週年大會上的授權而進行，旨在提高本公司的每股資產淨值及每股盈利，使全體股東受惠。

除上文所披露者外，於本年度內本公司或其任何附屬公司概無購買、贖回或出售本公司的任何已上市證券。

審閱財務資料

審核委員會已與本集團高級管理層連同德勤•關黃陳方會計師行審閱本公司所採納之會計原則及常規，以及討論內部監控及財務申報事宜，包括審閱本集團截至二零零七年十二月三十一日止年度之綜合財務報表。董事會確認其編製本集團賬目之責任。

股息

董事會建議向於二零零八年五月三十日名列本公司股東名冊之本公司股東派發截至二零零七年十二月三十一日止年度之末期股息每股1.50港仙（二零零六年：12.60港仙），惟須待股東於本公司應屆股東週年大會上批准方可作實。預期建議末期股息將約於二零零八年七月三十一日派發。連同已於二零零七年九月二十八日派發之中期股息每股6.50港仙（二零零六年：6.50港仙），二零零七年全年合計派息總額為每股8.00港仙（二零零六年：19.10港仙）。

暫停辦理股份過戶登記手續

本公司將於二零零八年五月二十八日至二零零八年五月三十日（首尾兩天包括在內）暫停辦理股份過戶登記手續。為符合獲派發末期股息之資格，所有過戶文件連同有關股票須於二零零八年五月二十七日下午四時前送交本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

企業管治報告

本公司致力維持優良之企業管治水平，以確保本公司管理層之操守及保障全體股東之利益。本公司企業管治準則著重於能夠領導及管理本公司的董事會、有效之內部控制及對所有股東的透明性及問責性。

企業管治常規守則

本公司確認，除下列外，其已於截至二零零七年十二月三十一日止整個年度遵守上市規則附錄十四所載之《企業管治常規守則》（「**企業管治守則**」）中所有守則條文：

1. 直至二零零八年二月一日，Horst Julius Pudwill 先生同時擔任本公司主席及行政總裁。Joseph Galli Jr 先生獲委任為本公司之新任行政總裁兼執行董事，於二零零八年二月一日起生效。Pudwill先生將繼續擔任主席兼執行董事。此舉旨在令Pudwill先生更加專注於本集團之策略規劃及發展。此等變動乃因應本集團之持續擴充及發展而作出，令本公司遵守上市規則附錄十四所載企業管治守則之建議守則條文A.2.1規定，主席及行政總裁之職務應分開，不應由同一人擔任。

2. 由於董事須根據本公司之公司組織章程細則輪值退任及膺選連任，故彼等之委任並無特定任期。根據本公司之公司組織章程細則第103條，於本公司每屆股東週年大會，董事會內三分之一成員必須輪值退任且（倘合資格）膺選連任。

董事會

角色與職責

董事會負責領導及管理本集團之事務，以及專注處理影響集團整體策略政策、財務、股東利益及企業管治之事宜。董事會之主要職責包括（但不限於）以下各項：

- 決定或考慮重大收購及出售、委任董事及外聘核數師等事宜及其他重大營運事項。
- 透過釐定年度預算及持續審閱業績表現，從而監控本集團之營運及財務表現。

本集團已正式採用書面程序以對委派本集團高級管理層之日常管理職責及董事會就特定事宜之保留權進行規定。董事會將定期審核該程序。

各董事均有責任以真誠及本公司最佳利益而行動。董事均明白，須就本公司所管理及營運事宜共同及個別向股東承擔責任及問責性。

企業管治報告

董事會組成

於二零零八年二月一日委任兩名新董事後，董事會包括六名集團執行董事、一名非執行董事及四名獨立非執行董事。本公司董事會組成如下：

集團執行董事

Horst Julius Pudwill 先生 *（主席）*

鍾志平博士，太平紳士 *（副主席）*

Joseph Galli Jr 先生 *（行政總裁）*— 於二零零八年二月一日獲委任

陳建華先生 *（業務營運董事）*

陳志聰先生 *（集團財務董事）*

Stephan Horst Pudwill 先生 *（策略規劃總裁）*

非執行董事

張定球先生

獨立非執行董事

Christopher Patrick Langley 先生OBE

Joel Arthur Schleicher 先生

Manfred Kuhlmann 先生

Peter David Sullivan先生 — 於二零零八年二月一日獲委任

自二零零八年二月一日起，主席與行政總裁的職務分開。

主席之職責包括（但不限於）：

a) 確保所有董事準確獲悉董事會會議上提呈的事項。
b) 確保所有董事及時接獲充分資料，而該等資料須完整及可靠。
c) 確保制定良好的企業管治常規及程序。
d) 鼓勵所有董事全力投入董事會事務，並以身作則，確保董事會行動符合本公司之最佳利益。
e) 確保採取適當步驟保持與股東之有效聯繫，及確保股東意見可傳達至董事會。

行政總裁之職責包括（但不限於）：

a) 領導本集團日常營運之管理團隊。
b) 協助本集團整合北美及歐洲之收購，及提高我們強大品牌組合的全球銷售潛力。

根據本公司的公司組織章程細則及上市規則，所有董事須至少每三年輪值退任。此外，任何獲委任以填補臨時空缺的董事須於委任後在首次股東大會上接受股東選舉。履歷詳情及相關關係載於本年報第28頁至第31頁。

根據上市規則、本公司之公司組織章程細則、有關條例及香港相關規管要求，各新任董事均會接獲董事職務及職責詳情之指導。如有需要，本公司高級執行人員及外部專業人士將給予介紹。培訓及最新信息將會在需要時提供給董事以確保董事了解本公司所從事業務之商業及規管環境下最新之變動。

於接受委任為董事之前，各董事明白其必須能為本公司事務付出足夠時間及關注。

本公司已為董事及管理人員安排合適的責任保險，以保護董事免遭因針對本公司之法律訴訟引致之損失。

本公司已收到各獨立非執行董事發出的年度獨立性確認函。本公司認為，所有獨立非執行董事均符合上市規則第3.13條所載之評估獨立性指引，並仍然認為彼等為獨立。

符合證券交易之標準守則

董事會已採納上市規則附錄十所載上市公司董事進行證券交易的標準守則（「標準守則」）之條文。經向各董事作出具体查詢後，所有董事確認彼等已完全遵守標準守則所載之相關準則。

董事會亦已採納條款不會較標準守則寬鬆之另一操守準則，適用於所有有關僱員之證券交易，因該有關僱員可能掌握影響本集團價格之未發佈資料（「有關僱員進行證券交易之守則」）。

標準守則及有關僱員進行證券交易之守則均刊載於本公司網站 (www.ttigroup.com)。

董事會會議

董事會擬一年召開至少四次會議，如有必要將召開更多會議。董事會全體成員將接獲有關集團事務之完整可靠資料，並就所有董事會會議獲得本公司之公司秘書援助及聯繫。各董事履行職責時，可要求聯繫集團高級管理層並尋求獨立專業意見，費用由本公司承擔。所有董事均須接受簡報與專業發展培訓，以確保彼等正確理解集團業務及本身於法規及在普通法下之責任。

企業管治報告

董事會於二零零七年曾舉行六次會議，本報告末端載有各董事之出席紀錄。二零零八年度的擬定董事會會議日期已於二零零七年最後一次召開的董事會會議上釐定，以盡量提高董事出席率。會議議程經主席諮詢董事會成員後制訂。

董事會及委員會的會議紀錄應對所考慮事項及所討論的事務作出足夠詳細的記錄，由本公司之公司秘書妥善保管，並發送予董事以供記錄及公開查閱。

董事會委員會

董事會已將各項職責轉授予審核委員會、提名委員會及薪酬委員會。各委員會大部分成員（除提名委員會外）均為獨立非執行董事。此架構可確保董事於相關委員會會議上所表達之觀點及意見之獨立性。該等委員會須向董事會滙報其活動及決定。

審核委員會

審核委員會之主要職責及職能為確保內部監控系有效運作，並符合集團於上市規則及其他適用法例及規例下之責任，以及監督本公司財務報表之完整性。

審核委員會由三名獨立非執行董事 Joel Arthur Schleicher 先生、Christopher Patrick Langley 先生OBE 及 Manfred Kuhlmann 先生組成，主席為 Joel Arthur Schleicher 先生。根據上市規則之要求，審核委員會各成員均具備專業、財務或會計資歷。

審核委員會於二零零七年曾舉行五次會議，出席率達100%。會上審核委員會與本集團財務董事、內部審計主管、其他高級管理層及外聘核數師審閱本集團重大財務事宜、內部監控、本公司會計原則及實務、風險管理、財務申報事宜（包括中期及全年業績以供董事會批核）及內部與外聘核數師之審核結果。

審核委員會已計劃於二零零八年舉行五次定期會議。

提名委員會

提名委員會之主要職責及職能為確保董事會委任公平且具透明度，特別是協助董事會物色合適人選及作出推薦意見，以供董事會及股東考慮。

提名委員會由四名成員組成，主席為 Horst Julius Pudwill 先生（主席），其他成員為張定球先生、Christopher Patrick Langley 先生OBE 及 Manfred Kuhlmann 先生。

提名委員會於二零零七年曾舉行兩次會議，出席率達100%。提名委員會於二零零七年內所考慮之事項包括：

- 審閱獨立非執行董事之獨立性
- 審閱董事會之架構、規模及組成

- 向董事會建議委任鍾志平博士為本公司副主席
- 向董事會建議於股東週年大會上對退任董事進行膺選連任
- 就董事甄選及提名之最新政策予以審閱，此項政策已於二零零七年十一月二十六日獲董事會採納
- 審閱提名委員會之最新職權範圍書

提名委員會計劃於二零零八年舉行兩次定期會議。

薪酬委員會

薪酬委員會之主要職責及職能為協助董事會就制定本集團整體人力資源策略及本集團董事與高級管理層薪酬，設立及管理公平且具透明度之程序，並按僱員之優點、資歷及才能及參考本公司營運業績、個別員工表現及可資比較之市場數據後，釐定彼等之薪酬待遇。

薪酬委員會由四名成員組成，主席為張定球先生，其他成員為 Christopher Patrick Langley先生OBE、Manfred Kuhlmann 先生及 Joel Arthur Schleicher 先生（於二零零七年四月十七日獲委任）。

薪酬委員會於二零零七年曾舉行五次會議，出席率達100%。薪酬委員會於二零零七年內考慮以下事項（其中包括）：

- 審閱本集團董事及高級管理層之薪酬政策
- 審閱薪酬委員會之最新職權範圍書
- 審閱最新優先認股權計劃，該優先認股權計劃已於二零零七年五月二十九日舉行之股東週年大會上獲採納
- 審閱股份獎勵計劃，該計劃已於二零零八年一月九日獲董事會採納

薪酬委員會計劃於二零零八年舉行三次定期會議。

問責及審核

董事會確認其編製本公司賬目之責任。

內部監控

董事會已審閱本集團截至二零零七年十二月三十一日止年度之內部監控系統。董事會負責批核及審閱主要內部監控政策，包括權力轉授、市場披露及投資者關係政策、非核數服務政策及庫務管理政策。內部監控系統用於提供合理而非絕對之保證，以避免重大錯誤陳述或損失，並管理及減低營運系統失敗的風險。

企業管治報告

董事會，特別是審核委員會，對本集團內部監控系統的效率持續進行審核。以 Committee Sponsoring Organisations of the Treadway Commission（「COSO」）制訂的「內部監控—綜合框架」作為持續審閱的框架。於二零零七年，審閱包括以下各項：

- 組織架構及權力轉授
- 會計及資訊系統的表現及充足性
- 風險管理過程，包括企業層面的正式風險評估
- 風險管理職能及其表現指標，包括與負責日常管理重大風險的高級管理層進行討論
- 有關本公司之法定及監管程序之效率
- 管理層持續監控風險以及內部監控系統的範圍及質素

董事會及高級管理層將持續更新、發展及改善本集團的內部監控系統。

外聘核數師

本集團的外聘核數師為德勤•關黃陳方會計師行。德勤•關黃陳方會計師行於二零零七年向本集團提供以下核數及非核數服務：

服務性質	金額（百萬港元）
外聘核數服務	19.8
稅務顧問服務	1.2
其他顧問服務	0.2

德勤•關黃陳方會計師行亦為本集團香港成員公司之稅務顧問。德勤•關黃陳方會計師行提供之其他顧問服務包括按特定委聘條款作出之專業服務。

外聘核數師就核數服務及非核數服務之性質及獲支付的年費比率須由審核委員會監察。外聘核數師的非核數服務受刊載於本公司網站 (www.ttigroup.com) 的非核數服務政策的規範。

此外，為加強本集團外聘核數師的獨立滙報，獨立非執行董事與本集團外聘核數師每年進行會面時，本集團管理層會避席。

投資者關係及股東通訊

本公司瞭解到與股東及投資者保持有效通訊之重要性，並承諾向彼等及時提供有效及準確的資訊。刊載於本公司網站 (www.ttigroup.com) 之有關市場披露、投資者關係，及股東通訊之政策乃確保本公司符合上市規則及其他適用法例及規例下披露責任，且所有股東及有意投資人士均享有公平機會，以獲得及收取本公司發出之公開資料。

本公司一直與機構性股東及分析員透過舉行定期會議保持有效溝通。本公司所有通函、公告、股東大會通告及結果、年報及中期報告、以及業績簡報記者招待會均可於本公司網站 (www.ttigroup.com) 作網上廣播。

此外，為進一步加強少數股東之權利，本公司已採取於股東週年大會及股東特別大會上提呈之決議案，須按股數投票表決。本公司遵守上市規則第13.39(4)條，於其召開股東大會之通函內披露股東享有按股數投票表決之權利及程序。

下表詳述二零零七年董事會及委員會會議之出席紀錄概要：

	二零零七年會議出席率／召開會議次數			
	董事會	審核委員會	提名委員會	薪酬委員會
年內召開會議次數	6	5	2	5
集團執行董事				
Horst Julius Pudwill先生	6/6		2/2	
鍾志平博士太平紳士	6/6			
陳建華先生	6/6			
陳志聰先生	6/6			
Stephan Horst Pudwill先生	6/6			
非執行董事				
張定球先生	6/6		2/2	5/5
獨立非執行董事				
Joel Arthur Schleicher先生	6/6	5/5		*3/3
Christopher Patrick Langley 先生OBE	6/6	5/5	2/2	5/5
Manfred Kuhlmann先生	6/6	5/5	2/2	5/5
會議日期	二零零七年 一月二十二日 二零零七年 四月十八日 二零零七年 五月十四日 二零零七年 五月二十八日 二零零七年 八月二十一日 二零零七年 十一月二十六日	二零零七年 一月二十二日 二零零七年 四月十六日 二零零七年 五月二十八日 二零零七年 八月二十日 二零零七年 十一月二十六日	二零零七年 四月十七日 二零零七年 十一月二十六日	二零零七年 一月二十二日 二零零七年 三月六日 二零零七年 四月十七日 二零零七年 五月二十九日 二零零七年 十一月二十六日

* Joel Arthur Schleicher先生於二零零七年四月十七日獲委任為薪酬委員會成員

董事會報告書

董事會欣然向各股東提呈截至二零零七年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為投資控股公司，並製造與經銷電器及電子產品。

各主要附屬公司及聯營公司之主要業務分別載於財務報表附註第53項及第54項。

業績及溢利分配

本集團截至二零零七年十二月三十一日止年度之業績載於第58頁之綜合收入報表。

本年度內曾向股東派發中期股息每股6.50港仙，合共97,865,000港元。

董事會現建議向於二零零八年五月三十日名列股東名冊之股東派發末期股息每股1.50港仙，合共約22,519,000港元。

物業、廠房及設備

本集團繼續擴充業務，於本年度內動用約199,939,000港元以購買鑄模及工具；約125,633,000港元以購買辦公室設備、傢俬及固定裝置；約111,242,000港元以購買廠房及機器。於本年度內，本集團及本公司之上述及其他物業、廠房及設備變動詳情載於綜合財務報表附註第16項。

股本

本公司於本年度內之股本變動詳情載於綜合財務報表附註第42項。

在本年度內，本公司在介乎每股6.48港元至9.25港元之間，購回合共4,358,500股每股面值0.10港元之普通股。本公司就該等回購股份支出合共35,175,000港元，已在保留溢利中扣除。

回購之股份已註銷，而本公司之已發行股本及本公司資本贖回資本儲備已分別減去及加上回購股份之面值。

本公司於本年度購回股份，乃董事根據股東於上屆股東週年大會上之授權而進行，旨在提高本公司每股資產淨值及每股盈利，使全體股東受惠。

股本 *(續)*

除上文所披露者外，於本年度內本公司或其任何附屬公司概無購買、贖回或出售本公司任何已上市證券。

董事

以下為本年度及截至發表本報告當日期止之本公司董事：

集團執行董事：

Horst Julius Pudwill 先生，*主席*
鍾志平博士太平紳士，*副主席*
Joseph Galli Jr 先生，*行政總裁* （於二零零八年二月一日獲委任）
陳建華先生
陳志聰先生
Stephan Horst Pudwill 先生

非執行董事：

張定球先生

獨立非執行董事：

Joel Arthur Schleicher 先生
Christopher Patrick Langley 先生OBE
Manfred Kuhlmann 先生
Peter David Sullivan 先生 （於二零零八年二月一日獲委任）

根據本公司之公司組織章程細則第103條規定，Horst Julius Pudwill 先生、陳建華先生、張定球先生及 Joel Arthur Schleicher 先生將於應屆股東週年大會上告退；另根據本公司之公司組織章程細則第94條規定，Joseph Galli Jr 先生及 Peter David Sullivan 先生將於應屆股東週年大會告退，惟彼等均已表示願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事，並無與本集團簽訂任何於一年內，在不給予補償（法定補償除外）之情況下不得終止之服務合約。

非執行董事及獨立非執行董事之任期

非執行董事及獨立非執行董事之任期，乃根據本公司之公司組織章程細則第103條規定，直至輪值告退為止。

董事及主要行政人員之權益

於二零零七年十二月三十一日，本公司之董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之擁有股份、相關股份及債權證，根據證券及期貨條例第XV部第7及8分部已通知本公司之權益及淡倉（包括根據證券及期貨條例規定該董事或主要行政人員被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄10所載上市公司董事進行證券交易之標準守則已通知本公司及香港聯合交易所有限公司之權益及淡倉如下：

董事姓名	身份／權益性質	股份權益（依據股本衍生工具而持有除外）[1]	依據股本衍生工具而持有之相關股份權益[1]	股份／相關股份權益總額	佔權益總額之概約百分比
Horst Julius Pudwill 先生	實益擁有人	112,024,500	400,000	336,344,294	22.40%
	配偶權益	760,000	—		
	受控法團權益	223,159,794[2]	—		
鍾志平博士太平紳士	實益擁有人	126,405,948	960,000	164,576,978	10.96%
	配偶權益	136,000	—		
	受控法團權益	37,075,030[3]	—		
陳建華先生	實益擁有人	—	1,000,000	1,000,000	0.07%
陳志聰先生	實益擁有人	—	3,000,000	3,000,000	0.20%
Stephan Horst Pudwill 先生	實益擁有人	4,054,500	100,000	4,154,500	0.28%
張定球先生	實益擁有人	1,920,000	—	1,920,000	0.13%
Joel Arthur Schleicher 先生	實益擁有人	100,000	300,000	460,000	0.03%
	配偶權益	—	60,000[1]		
Christopher Patrick Langley 先生 OBE	實益擁有人	500,000	200,000	700,000	0.05%
Manfred Kuhlmann 先生	實益擁有人	—	100,000	100,000	0.01%

董事及主要行政人員之權益 *(續)*

附註：

(1) 上述股份及相關股份之權益均屬於本公司的好倉。

本公司之董事擁有依據由實益擁有人所持有之股本衍生工具而持有之相關股份權益，乃為依據本公司採納之優先認股計劃分別授予該等董事之優先認股權，有關詳情於下文「優先認股權」一節分開披露。優先認股權以實物方式交收及屬於非上市。

Joel Arthur Schleicher 先生之配偶擁有依據上市股本衍生工具而持有之相關股份權益，乃為依據12,000預託美國證券（每份相當於5股本公司股份）所持有之60,000股相關股份權益。

(2) 此等股份乃是 Horst Julius Pudwill 先生擁有實益權益之下列公司持有：

	股份數目
Sunning Inc.	186,084,764
Cordless Industries Company Limited*	37,075,030
	223,159,794

(3) 此等股份由 Cordless Industries Company Limited*持有，而鍾志平博士太平紳士在該公司擁有實益權益。

* Cordless Industries Company Limited 由 Horst Julius Pudwill 先生擁有70%及由鍾志平博士太平紳士擁有30%。

除上文所披露者外，於二零零七年十二月三十一日，本公司之董事及主要行政人員概無擁有本公司及其相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份或債權證之權益或淡倉。

優先認股權

於二零零二年三月二十八日採納之計劃（「C計劃」）

繼B計劃終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作之貢獻。此計劃已於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事（包括獨立非執行董事）；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權 *(續)*

於二零零二年三月二十八日採納之計劃（「C計劃」） *(續)*

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表所列股份之平均收市價；或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目上限不得超過本公司不時已發行股本之30.00%或於C計劃之採納日期已發行股份之10.00%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1.00%。

於二零零七年五月二十九日採納之計劃（「D計劃」）

繼C計劃終止後，本公司於二零零七年五月二十九日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作之貢獻。此計劃將於二零一七年五月二十八日屆滿。根據D計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或
(ii) 非執行董事（包括獨立非執行董事或高級人員）；或
(iii) 借調職員；或
(iv) 業務合移人、代理人、顧問；或
(v) 供應商或客戶；或
(vi) 提供研究、開發或其他技術支援之任何人士或機構；或
(vii) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於授出日期起計直至屆滿十年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表所列股份之平均收市價；或於授出日期股份之面值。

根據D計劃授出之優先認股權可認購之股份數目上限不得超過本公司不時已發行股本之30.00%或於D計劃之採納日期已發行股份之10.00%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1.00%。

優先認股權 *(續)*

本年度內，本公司之優先認股權變動如下：

優先認股權持有人	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	年內失效	於年終尚未行使	認購價港元	行使期
董事									
Horst Julius Pudwill 先生	28.6.2002	C計劃	25,728,000	—	25,728,000	—	—	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	—	560,000	—	—	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	—	—	—	400,000	12.170	25.2.2004 – 24.2.2009
鍾志平博士太平紳士	28.6.2002	C計劃	12,864,000	—	12,864,000	—	—	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	—	—	—	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	—	—	—	400,000	12.170	25.2.2004 – 24.2.2009
陳建華先生	1.3.2004	C計劃	1,000,000	—	—	—	1,000,000	12.525	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	—	—	—	1,000,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	500,000	—	—	—	500,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	1,000,000	—	—	—	1,000,000	12.170	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	500,000	—	—	—	500,000	12.525	1.3.2004 – 28.2.2009
Stephan Horst Pudwill 先生	1.3.2004	C計劃	100,000	—	—	—	100,000	12.525	1.3.2004 – 28.2.2009
Joel Arthur Schleicher 先生	17.7.2003	C計劃	200,000	—	—	—	200,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	—	—	—	100,000	12.170	25.2.2004 – 24.2.2009
Christopher Patrick Langley 先生OBE	17.7.2003	C計劃	100,000	—	—	—	100,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	—	—	—	100,000	12.170	25.2.2004 – 24.2.2009
Manfred Kuhlmann 先生	7.2.2005	C計劃	100,000	—	—	—	100,000	17.750	7.2.2005 – 6.2.2010
董事獲授總額			45,212,000	—	39,152,000	—	6,060,000		

優先認股權 *(續)*

本年度內，本公司之優先認股權變動如下：*(續)*

優先認股權持有人	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	年內失效	於年終尚未行使	認購價港元	行使期
僱員	30.4.2002	C計劃	1,215,000	—	1,215,000	—	—	3.200	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	2,674,000	—	20,000	48,000	2,606,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	204,000	—	—	—	204,000	8.685	19.9.2003 – 18.9.2008
	1.3.2004	C計劃	5,897,000	—	—	813,000	5,084,000	12.525	1.3.2004 – 28.2.2009
	14.4.2004	C計劃	200,000	—	—	—	200,000	12.950	14.4.2004 – 13.4.2009
	5.5.2004	C計劃	300,000	—	—	200,000	100,000	11.050	5.5.2004 – 4.5.2009
	7.6.2004	C計劃	200,000	—	—	—	200,000	12.000	7.6.2004 – 6.6.2009
	2.10.2004	C計劃	1,000,000	—	—	—	1,000,000	15.350	2.10.2004 – 1.10.2009
	13.12.2004	C計劃	250,000	—	—	—	250,000	15.710	13.12.2004 – 12.12.2009
	17.1.2005	C計劃	150,000	—	—	150,000	—	16.520	17.1.2005 – 16.1.2010
	7.2.2005	C計劃	100,000	—	—	—	100,000	17.750	7.2.2005 – 6.2.2010
	7.4.2005	C計劃	200,000	—	—	—	200,000	17.210	7.4.2005 – 6.4.2010
	27.4.2005	C計劃	25,000	—	—	—	25,000	17.660	27.4.2005 – 26.4.2010
	10.5.2005	C計劃	200,000	—	—	200,000	—	17.200	10.5.2005 – 9.5.2010
	1.6.2005	C計劃	20,000	—	—	—	20,000	17.420	1.6.2005 – 31.5.2010
	17.6.2005	C計劃	250,000	—	—	—	250,000	17.950	17.6.2005 – 16.6.2010
	27.6.2005	C計劃	500,000	—	—	—	500,000	19.200	27.6.2005 – 26.6.2010
	1.1.2006	C計劃	300,000	—	—	—	300,000	18.690	1.1.2006 – 31.12.2010
	1.3.2006	C計劃	3,564,000	—	—	287,000	3,277,000	13.970	1.3.2006 – 28.2.2011
	10.3.2006	C計劃	150,000	—	—	150,000	—	14.350	10.3.2006 – 9.3.2011
	25.4.2006	C計劃	20,000	—	—	—	20,000	13.700	25.4.2006 – 24.4.2011
	15.6.2006	C計劃	200,000	—	—	—	200,000	10.270	15.6.2006 – 14.6.2011
	17.6.2006	C計劃	350,000	—	—	—	350,000	10.550	17.6.2006 – 16.6.2011
	3.7.2006	C計劃	25,000	—	—	—	25,000	10.700	3.7.2006 – 2.7.2011
	4.10.2006	C計劃	75,000	—	—	—	75,000	11.628	4.10.2006 – 3.10.2011
	1.11.2006	C計劃	1,500,000	—	—	—	1,500,000	11.252	1.11.2006 – 31.10.2011
	3.11.2006	C計劃	100,000	—	—	—	100,000	11.480	3.11.2006 – 2.11.2011
	8.11.2006	C計劃	30,000	—	—	—	30,000	12.200	8.11.2006 – 7.11.2011
	4.12.2006	C計劃	150,000	—	—	—	150,000	10.952	4.12.2006 – 3.12.2011
	13.12.2006	C計劃	20,000	—	—	—	20,000	10.560	13.12.2006 – 11.12.2011
	1.1.2007	C計劃	—	150,000	—	—	150,000	10.080	1.1.2007 – 31.12.2011
	6.3.2007	C計劃	—	7,460,000	—	130,000	7,330,000	10.572	6.3.2007 – 5.3.2012
	20.7.2007	D計劃	—	300,000	—	—	300,000	10.060	20.7.2007 – 19.7.2012
	24.8.2007	D計劃	—	2,740,000	—	30,000	2,710,000	8.390	24.8.2007 – 23.8.2017
	16.10.2007	D計劃	—	75,000	—	—	75,000	8.810	16.10.2007 – 17.10.2017
	7.11.2007	D計劃	—	40,000	—	—	40,000	8.088	7.11.2007 – 6.11.2017
	23.11.2007	D計劃	—	500,000	—	—	500,000	7.578	23.11.2007 – 22.11.2017
僱員獲授總額			19,869,000	11,265,000	1,235,000	2,008,000	27,891,000		
各類人士獲授總額			65,081,000	11,265,000	40,387,000	2,008,000	33,951,000		

優先認股權 *(續)*

於二零零七年及二零零六年所用於授出日期之優先認股權之加權平均收市價分別為9.71港元及13.00港元。

緊接各個授出日期前，本公司股份之收市價介乎7.50港元至10.12港元。

緊接於二零零七年及二零零六年各個優先認股權之行使日期前，本公司股份之加權平均收市價分別為10.98港元及14.81港元。

於二零零七年及二零零六年授出之優先認股權按於各個授出日期計算之公平價值分別介乎1.56港元至2.61港元及2.46港元至4.72港元。

購買股份或債券之安排

除上文所披露者外，於本年度任何時間內本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本年度結算日或本年度任何時間內，本公司之董事並無於本公司或其任何附屬公司訂立之重大合約中直接或間接擁有重大權益。

主要股東之權益

於二零零七年十二月三十一日，根據證券及期貨條例第336條規定本公司須予保存之登記冊所記錄，下列人士（本公司之董事及主要行政人員除外）已根據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司之股份、相關股份及債權證之權益及淡倉如下：

董事會報告書

主要股東之權益 *(續)*

名稱	股份權益總額 (好／淡) *	佔權益總額之概約百分比
Capital Research and Management Company[1]	117,596,600 (好)	7.83% (好)
Prudential plc[2]	104,024,130 (好)	6.93% (好)
Morgan Stanley[3]	119,828,080 (好)	7.98% (好)
	119,793,997 (淡)	7.98% (淡)
Och Daniel Saul[4]	262,771,800 (好)	17.50% (好)

* (好／淡) 即 (好倉／淡倉)

附註：

(1) 由 Capital Research and Management Company 以投資基金形式持有117,596,600股股份。

(2) Prudential plc 持有之股份權益分析如下：

		股份權益總額				
名稱	備註	直接持有之權益	(好／淡)	被視為持有之權益	(好／淡)	佔權益之概約百分比
Prudential Plc	(2a)	—	—	104,024,130	(好)	6.93%
Prudential Holdings Ltd	(2b)	—	—	104,024,130	(好)	6.93%
Prudential Corporation Holdings Ltd.	(2b)	—	—	104,024,130	(好)	6.93%
Prudential Asset Management (Hong Kong) Ltd	(2b)	104,024,130	(好)	—	—	6.93%

備註：

(2a) Prudential plc 於倫敦證券交易所上市。

Prudential plc 以受控法團身份持有104,024,130股股份。

(2b) Prudential Holdings Ltd、Prudential Corporation Holdings Ltd 及 Prudential Asset Management (Hong Kong) Ltd 均為 Prudential plc 之直接或間接附屬公司，基於證券及期貨條例規定，Prudential plc 被視為擁有此等附屬公司所持股份之權益。

主要股東之權益 *(續)*

備註： *(續)*

(3) Morgan Stanley 持有之股份權益分析如下：

名稱	備註	直接持有之權益	(好／淡)	股份權益總額 被視為持有之權益	(好／淡)	佔權益之概約百分比
Morgan Stanley	(3a)	—	—	119,828,080	(好)	7.98%
		—	—	119,793,997	(淡)	7.98%
Morgan Stanley Capital Management, L.L.C.	(3b)	—	—	107,241,949	(好)	7.14%
		—	—	109,321,866	(淡)	7.28%
Morgan Stanley Domestic Holdings, Inc.	(3b)	—	—	107,241,949	(好)	7.14%
		—	—	109,321,866	(淡)	7.28%
Morgan Stanley International Incorporated	(3b)	—	—	107,241,949	(好)	7.14%
		—	—	109,321,866	(淡)	7.28%
Morgan Stanley International Limited	(3b)	—	—	107,204,449	(好)	7.14%
		—	—	109,321,866	(淡)	7.28%
Morgan Stanley Group (Europe)	(3b)	—	—	107,204,449	(好)	7.14%
		—	—	109,321,866	(淡)	7.28%
Morgan Stanley UK Group	(3b)	—	—	107,204,449	(好)	7.14%
		—	—	109,321,866	(淡)	7.28%
Morgan Stanley & Co. International plc.	(3b)	107,204,449	(好)	—	—	7.14%
		109,321,866	(淡)	—	—	7.28%
Morgan Stanley Swiss Holdings GmbH	(3b)	37,500	(好)	—	—	0.00%
Morgan Stanley Capital Services Inc.	(3b)	2,114,000	(好)	—	—	0.14%
Morgan Stanley & Co. Inc.	(3b)	10,472,131	(好)	—	—	0.70%
		10,472,131	(淡)	—	—	0.70%

備註：

(3a) Morgan Stanley 於紐約證券交易所上市。

Morgan Stanley 以受控法團身份分別持有119,828,080股好倉股份及119,793,997股淡倉股份。

(3b) Morgan Stanley Capital Management, L.L.C.、Morgan Stanley Domestic Holdings, Inc.、Morgan Stanley International Incorporated、Morgan Stanley International Limited、Morgan Stanley Group (Europe)、Morgan Stanley UK Group、Morgan Stanley & Co. International plc.、Morgan Stanley Swiss Holdings GmbH、Morgan Stanley Capital Services Inc. 及 Morgan Stanley & Co. Inc. 均為 Morgan Stanley 之直接或間接附屬公司，基於證券及期貨條例規定，Morgan Stanley 被視為擁有此等附屬公司所持股份之權益。

主要股東之權益 *(續)*

備註：*(續)*

(4) Och Daniel Saul 持有本公司之股份權益分析如下：

名稱	備註	股份權益總額 直接持有之權益	(好／淡)	被視為持有之權益	(好／淡)	佔權益之概約百分比
Och Daniel Saul	(4a)	—	—	262,771,800	(好)	17.50%
Och-Ziff Capital Management Group LLC	(4a)	—	—	262,771,800	(好)	17.50%
Och-Ziff Holding Corporation	(4a)	—	—	262,771,800	(好)	17.50%
OZ Management L.P.	(4a)	262,771,800	(好)	—	—	17.50%
OZ Asia Master Fund, Ltd.	(4a)	128,691,400	(好)	—	—	8.57%
OZ Master Fund, Ltd.	(4a)	122,024,200	(好)	—	—	8.13%
Fleet Maritimem, Inc.	(4a)	2,275,300	(好)	—	—	0.15%
GPV LVII LLC	(4a)	2,544,900	(好)	—	—	0.17%
Goldman Sachs & Co. Profit Sharing Master Trust	(4a)	1,553,900	(好)	—	—	0.10%
OZ Global Special Investments Master Fund, L.P.	(4a)	5,682,100	(好)	—	—	0.38%

備註：

(4a) 基於證券及期貨條例規定 Och-Ziff Capital Management Group LLC、Och-Ziff Holding Corporation、OZ Management, L.P.、OZ Asia Master Fund, Ltd.、OZ Master Fund, Ltd.、Fleet Maritime, Inc.、GPV LVII LLC、Goldman Sachs & Co. Profit Sharing Master Trust、OZ Global Special Investments Master Fund, L.P. 的權益均隸屬於 Och Daniel Saul。

除上文所披露者外，於二零零七年十二月三十一日，概無其他人士擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露於本公司之股份、相關股份及債權證之權益或淡倉。

充足公眾持股量

截至二零零七年十二月三十一日止整個年度內，本公司一直保持充足之公眾持股量。

捐贈

本集團於本年度之慈善捐款及其他捐贈款額共達4,937,000港元。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行為本公司核數師之決議案。

董事會代表

Horst Julius Pudwill

主席

香港

二零零八年四月十六日

獨立核數師報告書

Deloitte.
德勤

致創科實業有限公司全體股東
（於香港註冊成立之有限公司）

本核數師（以下簡稱「我們」）已審核列載於第58至134頁創科實業有限公司（「貴公司」）及其附屬公司（統稱「貴集團」）的綜合財務報表，包括於二零零七年十二月三十一日之綜合資產負債表及　貴公司資產負債表，以及截至該日止年度的綜合收入報表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製及真實而公平地列報該等綜合財務報表。此責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照香港公司條例第141條規定只向整體股東作出報告，而不可用作其他用途。我們概不就本報告之內容對任何其他人士負上或承擔責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零七年十二月三十一日的財務狀況及截至該日止年度的溢利及現金流量，並已按照香港公司條例妥為編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零八年四月十六日

綜合收入報表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	[illegible]	二零零七年 千美元 [illegible]	[illegible]
營業額	6	**24,774,987**	21,822,597	**3,176,280**	2,797,769
銷售成本		**(16,965,980)**	(14,929,737)	**(2,175,125)**	(1,914,069)
毛利總額		**7,809,007**	6,892,860	**1,001,155**	883,700
其他收入	7	**377,464**	43,423	**48,393**	5,567
利息收入	8	**97,658**	91,454	**12,520**	11,725
銷售、分銷、宣傳及保用費用		**(3,478,699)**	(2,529,631)	**(445,987)**	(324,312)
行政費用		**(2,898,057)**	(2,414,135)	**(371,546)**	(309,504)
研究及開發費用		**(535,134)**	(428,311)	**(68,607)**	(54,912)
財務成本	9	**(459,779)**	(391,679)	**(58,946)**	(50,215)
未計重組費用以及其他重組與過渡性費用、應佔聯營公司業績及税項前溢利		**912,460**	1,263,981	**116,982**	162,049
重組費用	35	**(668,481)**	—	**(85,703)**	—
其他重組與過渡性費用	35	**(74,537)**	—	**(9,556)**	—
應佔聯營公司業績		**(270)**	(895)	**(35)**	(115)
除税前溢利		**169,172**	1,263,086	**21,688**	161,934
税項	10	**(38,999)**	(184,017)	**(5,000)**	(23,592)
本年度溢利	11	**130,173**	1,079,069	**16,688**	138,342
應佔份額：					
母公司權益持有人		**125,257**	1,071,864	**16,058**	137,418
少數股東權益		**4,916**	7,205	**630**	924
		130,173	1,079,069	**16,688**	138,342
已付股息	14	**287,501**	279,845	**36,859**	35,878
每股盈利（港仙／美仙）	15				
基本		**8.41**	73.18	**1.08**	9.38
攤薄		**7.40**	70.12	**0.95**	8.99

綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	[illegible]	二零零七年 千美元 [illegible]55	[illegible] [illegible]55
資產					
非流動資產					
物業、廠房及設備	16	**2,612,534**	1,791,746	**334,940**	229,711
租賃預付款項	17	**78,799**	66,659	**10,102**	8,546
商譽	18	**4,164,129**	4,042,996	**533,863**	518,333
無形資產	19	**2,176,077**	1,620,181	**278,984**	207,716
於聯營公司應佔資產額	22	**203,637**	192,989	**26,107**	24,742
可供出售投資	23	**17,058**	43,315	**2,187**	5,553
遞延税項資產	45	**762,907**	706,493	**97,809**	90,576
		10,015,141	8,464,379	**1,283,992**	1,085,177
流動資產					
存貨	24	**5,951,606**	4,019,883	**763,026**	515,370
銷售賬款及其他應收賬	25	**4,471,844**	3,827,038	**573,313**	490,646
訂金及預付款項		**470,147**	544,977	**60,275**	69,869
應收票據	26	**469,002**	578,560	**60,128**	74,174
可退回税款		**271,134**	150,312	**34,761**	19,271
聯營公司銷售賬款	28	**10,053**	8,554	**1,289**	1,097
持作買賣投資	29	**17,192**	7,800	**2,204**	1,000
銀行結餘、存款及現金	30	**3,293,327**	3,718,798	**422,221**	476,769
		14,954,305	12,855,922	**1,917,217**	1,648,196
流動負債					
採購賬款及其他應付賬	31	**4,466,407**	3,118,120	**572,617**	399,759
應付票據	32	**299,223**	335,455	**38,362**	43,007
保用撥備	33	**474,386**	369,638	**60,819**	47,389
應付一家聯營公司採購賬款	34	**—**	11,811	**—**	1,514
應繳税項		**286,069**	168,769	**36,676**	21,637
重組撥備	35	**418,380**	—	**53,638**	—
融資租約之承擔					
— 於一年內到期	36	**17,635**	18,535	**2,261**	2,376
具追溯權之貼現票據	37	**3,036,449**	2,501,155	**389,288**	320,661
無抵押借款 — 於一年內到期	41	**2,566,503**	421,849	**329,038**	54,083
銀行透支	30	**418,369**	268,725	**53,637**	34,452
		11,983,421	7,214,057	**1,536,336**	924,878
流動資產淨值		**2,970,884**	5,641,865	**380,881**	723,318
資產總值減流動負債		**12,986,025**	14,106,244	**1,664,873**	1,808,495

綜合資產負債表

	附註	二零零七年 千港元		二零零七年 千美元	
股本與儲備					
股本	42	**150,125**	146,522	**19,247**	18,785
儲備		**6,770,000**	6,850,008	**867,947**	878,208
母公司權益持有人應佔 權益		**6,920,125**	6,996,530	**887,194**	896,993
少數股東權益		**91,303**	81,445	**11,706**	10,442
權益總值		**7,011,428**	7,077,975	**898,900**	907,435
非流動負債					
融資租約之承擔 — 於一年後到期	36	**134,693**	125,529	**17,268**	16,093
可換股債券	38	**98,299**	1,105,834	**12,602**	141,774
無抵押借款 — 於一年後到期	41	**4,240,475**	4,464,353	**543,650**	572,353
退休福利責任	44	**980,528**	834,087	**125,709**	106,934
遞延税項負債	45	**520,602**	498,466	**66,744**	63,906
		5,974,597	7,028,269	**765,973**	901,060
		12,986,025	14,106,244	**1,664,873**	1,808,495

第58頁至第134頁之財務報表已於二零零八年四月十六日獲董事會通過及批准刊發，並由下列董事代表簽署：

陳志聰
集團執行董事

鍾志平博士 太平紳士
副主席

資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	[illegible]
資產			
非流動資產			
物業、廠房及設備	16	**200,731**	196,753
租賃預付款項	17	**4,385**	4,514
無形資產	19	**278,013**	220,192
於附屬公司之投資	21	**1,182,712**	630,546
於聯營公司應佔資產額	22	**196,939**	184,638
可供出售投資	23	**1,695**	1,195
		1,864,475	1,237,838
流動資產			
存貨	24	**590,752**	428,805
銷售賬款及其他應收賬	25	**29,838**	44,663
訂金及預付款項		**288,819**	406,444
應收票據	26	**214,926**	349,825
應收附屬公司之款項	27	**7,917,745**	5,969,107
銀行結餘、存款及現金	30	**580,400**	1,347,008
		9,622,480	8,545,852
流動負債			
採購賬款及其他應付賬	31	**826,866**	639,384
應付票據	32	**283,013**	312,553
應付附屬公司之款項	27	**70,646**	17,934
應付一家聯營公司採購賬款	34	—	11,811
應繳稅項		**27,029**	10,126
融資租約之承擔 — 於一年內到期	36	**827**	—
具追溯權之貼現票據	37	**2,327,957**	1,859,874
無抵押借款 — 於一年內到期	41	**1,910,951**	38,889
		5,447,289	2,890,571
流動資產淨值		**4,175,191**	5,655,281
資產總值減流動負債		**6,039,666**	6,893,119

資產負債表

	附註	二零零七年 千港元	[illegible]
股本與儲備			
股本	42	**150,125**	146,522
儲備	43	**5,778,623**	5,391,935
		5,928,748	5,538,457
非流動負債			
融資租約之承擔 — 於一年後到期	36	**2,501**	—
可換股債券	38	**98,299**	1,105,834
無抵押借款 — 於一年後到期	41	**—**	233,334
遞延税項負債	45	**10,118**	15,494
		110,918	1,354,662
		6,039,666	6,893,119

陳志聰
集團執行董事

鍾志平博士 太平紳士
副主席

綜合權益變動表

截至二零零七年十二月三十一日止年度

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
於二零零六年一月一日	146,172	2,732,809	—	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
換算海外業務之匯兌差額	—	—	—	—	62,691	—	—	62,691	146	62,837
直接於權益確認之淨收入	—	—	—	—	62,691	—	—	62,691	146	62,837
本年度溢利	—	—	—	—	—	—	1,071,864	1,071,864	7,205	1,079,069
已確認本年度收入及開支總額	—	—	—	—	62,691	—	1,071,864	1,134,555	7,351	1,141,906
按溢價發行股份	350	22,040	—	—	—	—	—	22,390	—	22,390
確認股本結算股份付款	—	—	—	—	—	7,091	—	7,091	—	7,091
末期股息 — 二零零五年	—	—	—	—	—	—	(184,609)	(184,609)	—	(184,609)
中期股息 — 二零零六年	—	—	—	—	—	—	(95,236)	(95,236)	—	(95,236)
中期股息 — 二零零六年，由一家附屬公司支付少數股東權益	—	—	—	—	—	—	—	—	(39,005)	(39,005)
增購一家附屬公司之權益	—	—	—	—	—	—	—	—	(7,571)	(7,571)
於二零零六年十二月三十一日	146,522	2,754,849	—	26,334	56,486	13,794	3,998,545	6,996,530	81,445	7,077,975
換算海外業務之匯兌差額	—	—	—	—	1,842	—	—	1,842	62	1,904
直接於權益確認之淨收入	—	—	—	—	1,842	—	—	1,842	62	1,904
本年度溢利	—	—	—	—	—	—	125,257	125,257	4,916	130,173
已確認本年度收入及開支總額	—	—	—	—	1,842	—	125,257	127,099	4,978	132,077
按溢價發行股份	4,039	143,797	—	—	—	—	—	147,836	—	147,836
購回股份	(436)	—	436	—	—	—	(35,175)	(35,175)	—	(35,175)
提早贖回可換股債券之影響	—	—	—	(49,920)	—	—	—	(49,920)	—	(49,920)
因提早贖回可換股債券之遞延稅項轉撥	—	—	—	5,101	—	—	—	5,101	—	5,101
因提早贖回可換股債券而轉入保留盈利	—	—	—	20,770	—	—	(20,770)	—	—	—
確認股本結算股份付款	—	—	—	—	—	16,155	—	16,155	—	16,155
失效之優先認股權	—	—	—	—	—	(2,152)	2,152	—	—	—
末期股息 — 二零零六年	—	—	—	—	—	—	(189,636)	(189,636)	—	(189,636)
中期股息 — 二零零七年	—	—	—	—	—	—	(97,865)	(97,865)	—	(97,865)
收購附屬公司	—	—	—	—	—	—	—	—	4,880	4,880
於二零零七年十二月三十一日	**150,125**	**2,898,646**	**436**	**2,285**	**58,328**	**27,797**	**3,782,508**	**6,920,125**	**91,303**	**7,011,428**

綜合現金流量表

截至二零零七年十二月三十一日止年度

	二零零七年 千港元		二零零七年 千美元	
經營活動				
除税前溢利	**169,172**	1,263,086	**21,688**	161,934
調整：				
無形資產攤銷／撇賬	**130,940**	89,417	**16,787**	11,464
租賃預付款項攤銷	**1,544**	1,402	**198**	180
物業、廠房及設備折舊	**559,972**	451,278	**71,791**	57,856
僱員股份付款	**16,155**	7,091	**2,071**	909
財務成本	**459,779**	391,679	**58,946**	50,215
利息收入	**(97,658)**	(91,454)	**(12,520)**	(11,725)
出售物業、廠房及設備之虧損（收益）	**74,694**	(6,926)	**9,576**	(888)
應佔聯營公司業績	**270**	895	**35**	115
撥回收入之收購附屬公司折讓	**(49,340)**	—	**(6,326)**	—
持作買賣投資之公平值變動	**(5,571)**	—	**(714)**	—
營運資金變動前之經營現金流	**1,259,957**	2,106,468	**161,532**	270,060
存貨（增加）減少	**(1,213,207)**	40,697	**(155,539)**	5,218
銷售賬款及其他應收賬、訂金及預付款項減少（增加）	**153,767**	(549,199)	**19,714**	(70,410)
應收票據減少（增加）	**124,414**	(133,105)	**15,951**	(17,065)
聯營公司銷售賬款增加	**(1,499)**	(7,244)	**(192)**	(929)
持作買賣投資增加	**(3,610)**	(7,800)	**(463)**	(1,000)
採購賬款及其他應付賬增加（減少）	**343,276**	(522,540)	**44,010**	(66,992)
應付票據減少	**(36,232)**	(215,509)	**(4,645)**	(27,629)
重組撥備增加	**418,380**	—	**53,638**	—
保用撥備（減少）增加	**(22,637)**	26,164	**(2,902)**	3,354
應付一家聯營公司採購賬款減少	**(11,811)**	(10,135)	**(1,514)**	(1,299)
退休福利責任減少	**(39,178)**	(25,729)	**(5,023)**	(3,299)
經營所得現金	**971,620**	702,068	**124,567**	90,009
已付利息	**(474,231)**	(364,152)	**(60,799)**	(46,686)
已付香港利得税	**(79,408)**	(59,577)	**(10,181)**	(7,638)
已付海外税項	**(50,795)**	(227,893)	**(6,512)**	(29,217)
獲退還香港利得税	**15,735**	440	**2,017**	56
獲退還海外税款	**37,218**	17,902	**4,772**	2,295
來自經營活動之現金淨額	**420,139**	68,788	**53,864**	8,819

	附註	二零零七年 千港元		二零零七年 千美元	
投資活動					
購買物業、廠房及設備		**(855,996)**	(471,742)	**(109,743)**	(60,480)
添置無形資產		**(230,096)**	(242,846)	**(29,499)**	(31,134)
收購附屬公司（扣除所購入現金及現金等額）	46	**(923,504)**	—	**(118,398)**	—
購買附屬公司額外權益		—	(54,074)	—	(6,933)
購買可供出售投資		**(850)**	(27,757)	**(109)**	(3,559)
聯營公司借款		**(10,918)**	(4,431)	**(1,400)**	(568)
已收利息		**97,658**	91,454	**12,520**	11,725
出售物業、廠房及設備所得款額		**24,066**	34,913	**3,085**	4,476
用於投資活動之現金淨額		**(1,899,640)**	(674,483)	**(243,544)**	(86,473)
融資活動					
具追溯權之貼現票據增加		**535,294**	399,984	**68,627**	51,280
取得之新銀行貸款		**3,324,765**	295,247	**426,252**	37,852
信託收據貸款（減少）增加		**(104,060)**	24,744	**(13,341)**	3,172
發行股份所得款項		**147,836**	22,390	**18,953**	2,871
購回股份		**(35,175)**	—	**(4,510)**	—
已派股息		**(287,501)**	(279,845)	**(36,859)**	(35,878)
償還銀行貸款		**(1,405,849)**	(98,716)	**(180,237)**	(12,656)
償還可換股債券		**(1,043,003)**	—	**(133,718)**	—
已付少數權益股東股息		—	(39,005)	—	(5,001)
償還融資租約之承擔		**(10,914)**	(13,346)	**(1,399)**	(1,711)
來自融資活動之現金淨額		**1,121,393**	311,453	**143,768**	39,929
現金及現金等額減少淨額		**(358,108)**	(294,242)	**(45,912)**	(37,725)
年初之現金及現金等額		**3,450,073**	3,807,194	**442,317**	488,102
滙率變動之影響		**(217,007)**	(62,879)	**(27,821)**	(8,060)
年終之現金及現金等額		**2,874,958**	3,450,073	**368,584**	442,317
現金及現金等額結餘之分析					
可分為：					
銀行結餘、存款及現金		**3,293,327**	3,718,798	**422,221**	476,769
銀行透支		**(418,369)**	(268,725)	**(53,637)**	(34,452)
		2,874,958	3,450,073	**368,584**	442,317

綜合財務報表附註

截至二零零七年十二月三十一日止年度

1. 一般資料

本公司為在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點位於香港新界荃灣青山公路388號中國染廠大廈24樓。

本集團之主要業務為製造與經銷電器及電子產品。

由於本公司乃一家於香港註冊成立的公眾有限公司，而本公司之主要營業地點位於香港，故綜合財務報表以港元列示。本公司之功能貨幣為美元。

2. 應用新訂香港財務報告準則

本集團於本年度首次採用香港會計師公會（「香港會計師公會」）頒佈之多項新準則（「香港會計準則」及「香港財務報告準則」）、修訂及詮釋（「香港（國際報告詮釋委員會）」）（統稱為「新訂香港財務報告準則」），該等準則於二零零七年一月一日本集團財政年度開始時生效。

香港會計準則第1號（修訂）	資本披露
香港財務報告準則第7號	金融工具：披露
香港（國際財務報告詮釋委員會）— 詮釋第7號	應用香港會計準則第29號「嚴重通脹經濟中的財務報告」下之重列法
香港（國際財務報告詮釋委員會）— 詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）— 詮釋第9號	重新評估嵌入式衍生工具
香港（國際財務報告詮釋委員會）— 詮釋第10號	中期財務報告及減值

採用新訂香港財務報告準則對本年度或以往會計期間之業績及財務狀況之編製並無造成重大影響。因此，無需作出前期調整。

本集團已追溯採納香港會計準則第1號（修訂）及香港財務報告準則第7號之披露規定。根據香港會計準則第32號規定呈列之上年度若干資料已被移除，而基於香港會計準則第1號（修訂）及香港財務報告準則第7號之相關可比較資料已於本年度首次呈列。

本集團並無提前採納下列已頒佈但尚未生效之新或經修訂之準則及詮釋。

2. 應用新訂香港財務報告準則 (續)

香港會計準則第1號（修訂）	財務報表之呈列[1]
香港會計準則第23號（修訂）	借貸成本[1]
香港會計準則第27號（修訂）	綜合及個別財務報表[2]
香港財務報告準則第2號（修訂本）	歸屬條件及註銷[1]
香港財務報告準則第3號（修訂）	業務合併[2]
香港財務報告準則第8號	經營分部[1]
香港（國際財務報告詮釋委員會）— 詮釋第11號	香港財務報告準則第2號 — 集團及庫存股份交易[3]
香港（國際財務報告詮釋委員會）— 詮釋第12號	服務經營權安排[4]
香港（國際財務報告詮釋委員會）— 詮釋第13號	客戶忠誠度計劃[5]
香港（國際財務報告詮釋委員會）— 詮釋第14號	香港會計準則第19號 — 界定福利資產之限制、最低融資要求及相互關係[4]

[1] 於二零零九年一月一日或以後開始之年度期間生效
[2] 於二零零九年七月一日或以後開始之年度期間生效
[3] 於二零零七年三月一日或以後開始之年度期間生效
[4] 於二零零八年一月一日或以後開始之年度期間生效
[5] 於二零零八年七月一日或以後開始之年度期間生效

香港會計準則第23號（修訂）刪除了根據香港會計準則第23號之原版本可選擇將所有借貸成本即時確認為開支。倘借貸成本與一項合資格資產之收購、建造或生產相關，則香港會計準則第23號（修訂）要求作資本化處理，並作為該資產之部分成本。所有其他借貸成本須於發生時費用化。本集團目前所產生之所有借貸成本均費用化，採納香港會計準則第23號（修訂）則合資格資產之收購、建造或生產相關之借貸成本須資本化。

採納香港財務報告準則第3號（修訂）對二零零九年七月一日或其後開始的會計年度的業務合併，在業務合併會計上的處理可能有影響。香港會計準則第27號（修訂），將會對母公司在子公司股權有變動而又沒有喪失控制權時，會計上的處理將會以權益交易計算。

本公司董事預期，應用其他新及經修訂之準則及詮釋將不會對本集團之業績及財務狀況造成重大影響。

3. 主要會計政策

除若干金融工具按公平值計量（詳情見下文所載會計政策）外，綜合財務報表乃以歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報表包括聯交所證券上市規則及公司條例規定之適用披露。

綜合賬目基準

綜合財務報表包括本公司及由本公司所控制之實體（其附屬公司）之財務報表。倘本公司有能力監管實體之財務及營運政策，因而從其業務中獲利，則已取得控制權。

於本年度內所收購或出售之附屬公司之業績乃由收購或出售之生效日期（如適用）起列入綜合收入報表。

如有需要，可就附屬公司財務報表作出調整，使其會計政策與本集團其他成員公司所採用者貫徹一致。

本集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

於綜合附屬公司資產淨值之少數股東權益與本集團於綜合附屬公司之權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損若超過少數股東於附屬公司所佔權益，超出部分分配予本集團權益，惟少數股東有具約束力之責任，並有能力作出額外投資以彌補該等虧損則除外。

收購附屬公司之額外權益

收購附屬公司之額外權益產生之商譽，為收購成本超過附屬公司額外權益應佔淨資產之公平值之部份。附屬公司額外權益應佔相關資產及負債之公平值與賬面值之差額直接於儲備確認。

業務合併

收購附屬公司使用收購法列賬。收購成本按本集團於交換日為交換被收購者之控制權而放棄之資產、產生或承擔之負債及發行之股本工具之公平值總額，另加業務合併產生之任何直接成本而計算。被收購者之可確認資產、負債及或然負債，若符合香港財務報告準則第3號「業務合併」之確認條件，則於收購日按其公平值確認。

因收購而產生之商譽，指業務合併成本超逾本集團已確認可識別資產、負債及或然負債公平值淨額之差額，乃確認為資產並於首次按成本計量。倘經重新評估後，本集團應佔被收購者之可識別資產、負債及或然負債之公平值淨額之權益超逾業務合併成本，則超逾差額即時確認為損益。

被收購者之少數股東權益於最初時會按少數股東所佔之已確認資產、負債及或然負債之公平值淨額比例計量。

3. 主要會計政策 *(續)*

商譽

於二零零五年一月一日前進行收購所產生商譽

協議日期為二零零五年一月一日前之收購另一實體之淨資產及營運所產生商譽，乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產及負債公平值權益的差額。

就收購另一實體之淨資產及營運所產生於早前撥充資本之商譽而言，本集團自二零零五年一月一日起已終止攤銷，而有關商譽會按年及倘有跡象顯示與商譽相關之現金產生單位可能出現減值時進行測檢。

於二零零五年一月一日或之後進行收購所產生商譽

協議日期為二零零五年一月一日或之後收購業務所產生商譽，乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產、負債及或然負債公平值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生撥充資本商譽於資產負債表分開呈列。

就減值檢測而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金流量單位或現金流量單位組別。獲分配商譽之現金產生單位會按年及倘有跡象顯示有關單位可能出現減值時進行測檢。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前進行減值檢測。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收入報表直接確認。商譽減值虧損不會於其後期間撥回。

於其後出售附屬公司時，在釐定其出售溢利或虧損時須計入應佔撥充資本商譽。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值虧損後列於本公司之資產負債表。附屬公司業績按已收及應收股息計入本公司賬目。

於聯營公司應佔資產額

聯營公司指投資者對其發揮重大影響力之實體，既不是附屬公司，亦不是合資企業。

聯營公司之業績及資產與負債按權益會計法綜合計入此等綜合財務報表。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值變動之收購後變動調整，減任何已識別減值虧損。倘本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益（包括實際組成本集團於該聯營公司投資淨額之部分之任何長期權益），則本集團終止確認其應佔之進一步虧損。僅會於本集團產生法定或推定責任或代表該聯營公司支付款項之情況下，方會就所佔額外虧損作出撥備，並確認負債。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益攤銷。

3. 主要會計政策 *(續)*

無形資產

個別收購的無形資產

個別收購及具有特定使用年期之無形資產按成本減任何累計攤銷及任何累計減值虧損入賬。具有特定使用年期之無形資產攤銷以直線法於其估計可使用年期攤銷。另外，無特定可使用年期之無形資產按成本減任何其後累計減值虧損入賬。

剔除確認無形資產產生之收益或虧損按出售所得款項淨額與該資產賬面值之差額計量，並於該資產剔除確認時在收入報表確認。

於業務合併中收購的無形資產

業務合併中所收購之無形資產倘符合無形資產之定義及彼等之公平值能夠可靠地計量，則與商譽分開確定及確認。有關無形資產之成本乃收購日期之公平值。

於初步確認後，有限定可用年期之無形資產乃按成本減累計攤銷及任何累計減值虧損列賬。有限定可用年期之無形資產按彼等之估計可使用年期以直線法予以攤銷。

研發支出

研究工作之開支乃於其產生期間確認為開支。

自行開發支出產生之內部產生無形資產，僅在能明確界定之項目所產生之開發成本預期可透過日後商業活動收回之情況下方予確認。就此產生之資產乃按其可用年限以直線法攤銷，並按成本值減其後累計攤銷及任何累計減值虧損列值。

就內部產生無形資產初步確認之金額為該等無形資產首次符合確認標準當日起產生之開支總額，倘無法確認內部產生無形資產，則開發支出於其產生期間自溢利或虧損扣除。

於初次確認後，內部產生無形資產以個別購入之無形資產之相同基準按成本減累計攤銷及累計減值虧損列賬。

租約

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予承租人之租約，均列為融資租約。所有其他租約歸類為經營租約。

根據融資租約持有之資產按其於租約開始時之公平值或按最低租賃款項之現值兩者之較低者確認為本集團之資產。該出租人之相應負債列入綜合資產負債表內作為融資租約之承擔。租約付款按比例分攤為融資費用及扣減租約承擔，從而讓該等負債應付餘額以固定息率計算。融資費用直接於溢利或虧損內扣除。

經營租約之應付租金按有關租賃年期以直線法在溢利或虧損內扣除。作為訂立經營租賃鼓勵之已收及應收利益於租期內按直線基準確認為租金開支減少。

3. 主要會計政策（續）

租賃土地及樓宇

在租賃分類中，租賃土地及樓宇的土地與樓宇部分須分開計算。租約期限屆滿而預計業權不會轉予承租人之租賃土地歸類為經營租賃，除非租賃款項無法可靠地在土地及樓宇部分之間作出分配，在該情況下，整份租賃一般作為融資租賃處理。

物業、廠房及設備

物業、廠房及設備，包括持作生產、或產品或服務供應、或行政用途之樓宇（在建工程除外）乃按成本扣除其後累計折舊及累計減值虧損列賬。

物業、廠房及設備（在建工程除外）之折舊乃按估計可使用年期，扣除估計剩餘價值後以直線法撇銷其開支。

在建工程包括興建中作為生產之物業、廠房及設備，均按成本扣除任何確定減值虧損後列賬。成本包括按照本集團之會計政策已撥充資產之專業費用。在建工程於竣工並可作預定用途時會分類為物業、廠房及設備此相應類別。此等資產採用與其他物業、廠房及設備相同之基準，於資產準備作預定用途時開始計算折舊。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者，採用與自置資產相同之基準計算折舊。

物業、廠房及設備項目於出售或當預期不能藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生收益或虧損乃按該項資產出售所得款項淨額與賬面值的差額計算計入該資產被剔除確認之該年度綜合收入報表內。

商譽以外之有形及無形資產減值虧損

於各結算日，本集團將審閱其有形資產之賬面值，以釐定該等資產是否存在任何減值虧損跡象。倘資產之可收回金額估計低於其賬面金額，則資產之賬面金額將下調至其可收回金額水平。減值虧損會即時確認為開支。

倘減值虧損於其後獲撥回，則資產之賬面金額將可增加至經調整之估計可收回金額水平，惟所增加賬面值不得超過假設該資產於過往年度並無確認減值虧損而釐定之賬面值。減值虧損之撥回會即時確認為收入。

金融工具

倘集團實體成為金融工具合約發起訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債初步按公平值計量。因收購或發行財務資產及財務負債（於溢利或虧損按公平值列賬之財務資產及財務負債除外）而直接產生之交易成本，於初步確認時計入財務資產或財務負債（如適用）之公平值或自財務資產或財務負債（如適用）之公平值扣除。收購於溢利或虧損按公平值列賬之財務資產及財務負債直接產生之交易成本，即時於溢利或虧損確認。

3. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產

本集團之金融資產可分類為下述三項之其中任何一項，包括於收益賬按公平值處理之金融資產、貸款及應收款項、以及可供出售金融資產。所有日常買賣之金融資產於交易日確認及剔除確認。日常買賣指須根據市場規則或慣例訂立之時間內交收資產之金融資產買賣。

實際利率法

實際利率法乃計算金融資產之攤銷成本及按有關期間攤分利息收入之方法。實際利率乃按金融資產之預計年期或（倘適用）較短期間精確貼現估計未來現金收入（包括所支付或收取能構成整體實際利率之所有費用及利率差價、交易成本及其他溢價或折價）之比率。

收入按債務工具之實際利率基準確認，惟指定於收益賬按公平值處理之金融資產除外，其利息收入計入淨盈利或虧損。

按公平值於溢利或虧損列賬之金融資產

按公平值於溢利或虧損列賬之金融資產包括持作買賣之資產。

下列情況下金融資產乃歸類為持有以作買賣：

- 所購入的金融資產主要用於在不久將來出售；或
- 屬於本集團整體管理的已識別金融工具組合的一部份，且近期實際上有出售以賺取短期利潤的模式；或
- 屬於衍生工具（指定及具有有效對沖作用的工具除外）。

於初步確認後之各結算日，按公平值於溢利或虧損列賬之金融資產乃按公平值計算，而公平值之變動乃於產生期間直接於溢利或虧損確認。於收益賬確認之淨盈利或虧損包括金融資產所產生之任何股息或利息。

貸款及應收款項

貸款及應收款項為無活躍市場報價而附帶固定或可釐定付款之非衍生性質金融資產，於首次確認後之每一個結算日，貸款及應收款項（包括銷售賬款及其他應收賬款、應收票據、聯營公司銷售賬款、應收附屬公司之款項、銀行結餘、銀行存款及現金）採用實際利率法攤銷成本，減除任何已識別減值虧損後列賬。（見下述金融資產減值虧損之會計政策）。

可供出售金融資產

可供出售金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為於收益賬按公平值處理之金融資產、貸款及應收款項或持有至到期日之投資。

就並無活躍市場之報價且其公平值未能可靠計算之可供出售權益投資，於初步確認後之各結算日按成本減任何已識別減值虧損計量。（見下述金融資產減值虧損之會計政策）。

3. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產 *(續)*

金融資產減值

金融資產（於收益賬按公平值處理之金融資產除外）於各結算日就出現之減值跡象進行評估。倘有客觀證據顯示因金融資產首次確認後發生一項或多項事件影響金融資產的預期未來現金流量，則金融資產出現減值。

就可供出售權益投資而言，該投資之公平值大幅或持久低於成本被視為減值之客觀證據。

就其他所有金融資產而言，減值之客觀證據包括：

- 發行人或對約方出現重大財政困難；或
- 未能繳付或延遲償還利息或本金；或
- 借款人有可能面臨破產或財務重組。

就若干類別之金融資產（如銷售賬款及聯營公司銷售賬款）而言，不會單獨作出減值之資產會於其後滙集並評估減值。應收賬款組合出現減值之客觀證據包括本集團過往收款紀錄、組合內逾期超過120日之平均信貸期之還款數目上升，以及國家或地區經濟狀況出現明顯變動導致應收賬款未能償還。

就按已攤銷成本列賬之金融資產而言，當有客觀證據證明資產已減值，減值虧損於損益中確認，並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算。

就按成本計值之金融資產而言，減值虧損之金額以資產之賬面值與估計未來現金流量之現值（以類似金融資產之當前市場回報率折現）間之差額計算。該等減值虧損不會於其後期間回撥。

與所有金融資產有關之減值虧損會直接於金融資產之賬面值中作出扣減，惟銷售賬款除外，其賬面值會透過撥備賬作出扣減。撥備賬內之賬面值變動會於收益賬中確認。當銷售賬款被視為不可收回時，其將於撥備賬內撇銷。倘其後收回之前已撇賬的款項，將撥回收益賬內。

就按已攤銷成本列賬之金融資產而言，減值虧損金額如於以後期間減少，而有關減少在客觀上與確認減值後發生之事件有關，則先前已確認之減值虧損將透過損益予以撥回，惟該資產於減值被撥回當日之賬面值不得超過未確認減值時之已攤銷成本。

3. 主要會計政策（續）

金融工具（續）

財務負債及股本

集團實體發行之財務負債及股本工具乃根據合同安排之內容與財務負債及股本工具之定義分類。

股本工具乃集團於扣減其所有負債後之資產中剩餘之任何權益合同。本集團所有財務負債一般分類為其他財務負債。

實際利率法

實際利率法乃計算金融負債之攤銷成本及按有關期間攤分利息開支之方法。實際利率乃按金融負債的預計年期或（倘適用）較短期間精確貼現估計未來現金付款的比率。

利息開支按實際利率基準確認。

可換股債券

本公司所發行包含負債及轉換權部分之可換股債券於初步確認時獲獨立分類為相關負債及可換股權部分。

轉換權由固定金額之現金或其他財務資產轉換為本公司本身固定數目之權益工具交付，分類為權益工具。於初步確認時，負債部分之公平值按類似非兑換債務之現行市場利率釐定。發行可換股債券所得款項與負債部分獲指派之公平值（指持有人可兑換債券為股本之包含認購期權）間差額已計入股本（可換股債券股本儲備）。

可換股債券之負債部分於其後期間利用實際權益法按攤銷成本列賬。股本部分指可兑換負債部分為本公司普通股之選擇權，將保留於可換股債券股本儲備，直至包含選擇權獲行使為止。（當中可換股債券儲備所列之結餘將轉移至保留溢利）。倘該項選擇權於屆滿日期仍未行使，可換股債券股本儲備所示結餘將撥回保留溢利。該項選擇權獲兑換或屆滿時，相關盈虧不會於損益確認。

與發行可換股債券相關之交易成本按所得款項分配比例分配至負債及股本部分。股本部分相關之交易成本直接於股本扣除。負債部分相關之交易成本計入負債部分之賬面值，並利用實際利率法按可換股債券期間攤銷。

就可換股債券之贖回，該贖回代價將按可換股債券原先發行時之相同分配基準分配至負債部分及權益部分。

負債部分之公平值及賬面值之差額將確認於綜合收益表中。贖回代價及負債部分之公平值之差額將計入股本（可換股債券股本儲備）及將撥回保留溢利。

3. 主要會計政策 *(續)*

金融工具 *(續)*

財務負債及股本 *(續)*

其他金融負債

其他金融負債（包括無抵押借貸、採購賬款及其他應付賬、應付一間聯營公司採購賬款、融資租賃之承擔、具追溯權之貼現票據、銀行透支及應付附屬公司／聯營公司之款項）其後則以實際利率法按攤銷成本計算。

股本工具

本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

股份購回

有關股份購回，本公司已發行股本將按已購回股份之面值減少，而該數額將轉撥往股本贖回儲備。支付購回之溢價，經減去相關之開支，將從保留溢利中扣除。

剔除確認

當收取資產現金流量權利屆滿或本集團已實質上轉讓所有財務資產之擁有權風險及回報時，會剔除確認財務資產。於剔除確認財務資產時，資產賬面值及已收代價與直接於股本確認之累計盈虧的總和已於損益確認。倘本集團保留已轉讓資產之絕大部份風險及回報，本集團則繼續確認為金融資產及確認已收代價為有抵押借款。

當有關合約所訂明債務獲解除、註銷或屆滿時，財務負債會自資產負債表剔除。所剔除財務負債賬面值與代價間之差額於損益確認。

撥備

當本集團因過往事件承擔現有債務，且本集團可能須償付該項債務時，會確認撥備。撥備按董事所作最佳估計於結算日用作償還債務之開支計算，並於出現重大影響時，以貼現值計算。

保用撥備於產品售出時按過往維修及更換程度數據所得，以確認估計成本。

倘本集團持有詳細正式計劃及就影響將進行之計劃之主要因素提出有根據之評估，並開始實施該計劃或公佈影響之主要因素，就重組撥備所作之撥備確認於結算表中。

就有關僱員終止福利的撥備，負債及開支乃於本集團於一名或一群僱員的正常退休日期前終止彼等之僱用時，或在鼓勵自願離職而提供終止福利時予以確認。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本採用先入先出法計算。

3. 主要會計政策 *(續)*

收益確認

營業額乃本集團於日常業務向外界客戶出售貨品之數額，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入。

當出售之貨品之營業額已付運及擁有權已轉移時，貨品銷售獲確認。

佣金收入於服務提供時確認。

特許使用權收入乃按照相關協議之內容按時間比例確認。

財務資產之利息收入於參考未償還本金額後按適用實際利率以時間基準預提。適用實際利率乃透過財務資產預計年期將估計日後收取之現金款項貼現至該項資產之賬面淨值。

投資所得之股息收入是以確立本集團可收取股息之權利時予以確認。

稅項

所得稅開支乃為現行應繳稅項與遞延稅項之總額。

現行應繳稅項根據本年度之應課稅溢利計算。應課稅溢利與綜合收入報表內呈報之溢利兩者差額乃基於其並無計入其他年度之應課稅或可扣減收支項目，亦無計入毋須課稅或不獲扣減之收入報表項目所致。本集團即期稅項負債利用結算日頒佈或實際上頒佈之稅率計算。

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅溢利所用相應稅基間之差額，並採用資產負債表負債法入賬。遞延稅項負債一般按所有應課稅暫時差額予以確認，而遞延稅項資產之確認額度以可用作抵銷可能產生應課稅溢利之可扣減暫時差額為限。倘若暫時差額乃基於商譽或因一項不影響稅務溢利或會計溢利之交易（業務合併除外）而開始確認其他資產及負債所引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅暫時差額而予以確認，惟本集團可控制撥回之暫時差額及可能不會於可見將來撥回之暫時差額除外。

遞延稅項資產之賬面值會於每個結算日予以檢討，並在不可能再有充足應課稅溢利之情況下，遞減至可收回全部或部分資產。

遞延稅項按預計於償還負債或變現資產期間適用之稅率計算。遞延稅項於收入報表內扣除或計入，惟倘有關稅項與直接扣自或計入股本之項目相關，於此情況下，遞延稅項亦於股本處理。

3. 主要會計政策 (續)

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣（外幣）進行之交易均按交易日期之適用滙率以功能貨幣（即該實體經營所在主要經濟地區之貨幣）記賬。於各結算日，以外幣列值之貨幣項目均按結算日之適用滙率重新換算。非貨幣項目乃按外幣過往成本計算，毋須重新換算。

於結算及換算貨幣項目時產生之滙兌差額，均於其產生期間內於損益中確認。

就呈列綜合財務報表而言，本集團海外業務之資產及負債乃按於結算日適用滙率換算為本集團之呈列貨幣（即港元），而其收入與支出乃按該年度之平均滙率換算，除非滙率於該期間內出現動大波幅則作別論，於此情況下，則採用交易當日之適用滙率。所產生之滙兌差額（如有）乃確認作權益之獨立部分（換算儲備）。該等滙兌差額乃於海外業務售出之期間內於損益確認。

於二零零五年一月一日或之後，於收購海外業務時產生之有關所收購可予識別資產之商譽及公平值調整乃視為該海外業務之資產及負債處理，並按於結算日之適用滙率換算。換算產生之滙兌差額乃於換算儲備內確認。

於二零零五年一月一日前，於收購海外業務時產生之商譽及公平值調整乃視為該收購者之非貨幣外幣項目處理，並按收購當日之適用過往滙率呈報。

借款成本

所有借款成本於產生期間內被確認及包括於綜合財務報表之財務成本內為開支。

按權益結算以股份付款之交易

就本集團僱員獲授之優先認股權而所獲服務公平值乃按優先認股權授出日期釐定之公平值，於歸屬期間以直線法確認作開支，股本（僱員股份補償儲備）相應增加。

於各結算日，本集團修正其對預期最終歸屬之優先認股權數目之估計。修正對於歸屬期間之估計之影響（如有）在損益表確認，並對優先認股權儲備作出相應調整。

優先認股權獲行使時，先前於僱員股份補償儲備中確認之金額將轉移至股份溢價。當優先認股權遭沒收或於屆滿日仍未獲行使，則先前於優先認股權儲備中確認之金額將轉撥至保留盈利。

3. 主要會計政策 *(續)*

退休福利計劃

退休福利安排乃按照相關法例及規定而制訂。對界定供款退休福利計劃及強制性公積金計劃之供款於僱員已提供服務使其有權取得供款時在支出扣除。

就界定退休福利計劃而言，提供福利成本按預算單位信貸法釐定，並於各結算日進行精算估值。所有界定福利計劃的精算盈虧於其產生期間立即於綜合收入報表確認。過往服務成本會即時確認，直至有關福利獲歸屬為止，否則按平均期間以直線基準攤銷，直至經修訂福利獲歸屬為止。

於資產負債表確認之金額指就未確認精算盈虧及未確認過往服務成本作出調整並按計劃資產公平值削減之界定福利責任現值。任何以此計算方法得出的資產，均限於未確認精算虧損及過往服務成本，加上未來計劃供款可動用退款及扣款現值。

4. 會計估計的主要來源

導致需對下一財政年度內之資產及負債賬面值作出重大調整之主要風險之有關未來主要假設，以及其他引致不確定性的重大估計來源披露如下。

估計商譽減值

釐定商譽是否出現減值須估計獲分配商譽之現金產生單位之使用價值。使用價值計算要求本集團估計預期產生自現金產生單位之日後現金流量及合適之折現率以計算現值。截至二零零七年十二月三十一日，商譽之賬面值為4,164,129,000港元（二零零六年：4,042,996,000港元）。可收回金額計算方法之詳情於附註第20項披露。

無形資產估計減值

年內，管理層重新評估其無形資產賬面值。截至二零零七年十二月三十一日，無形資產之賬面值為2,176,077,000港元（二零零六年：1,620,181,000港元）。管理層考慮到預期項目所得收益及預期產生自項目之日後現金流量，以及相關項目進展，以確定無形資產是否有減值。倘所產生實際收益和日後現金流量少於預期，重大的減值可能發生。管理層有信心資產賬面值將悉數撥回。管理層將密切注視此情況，倘日後市場情況顯示作出調整屬恰當，會於日後期間作出有關調整。

物業、廠房及設備之可用年期及減值評估

物業、廠房及設備乃按成本減累計折舊及已識別減值虧損入賬。截至二零零七年十二月三十一日，物業、廠房及設備之賬面值為2,612,534,000港元（二零零六年：1,791,746,000港元）。估計可用年期會對記錄之年度折舊開支水平造成影響。本集團用作生產之物業、機器及設備與開發成本之估計可用年限及日期，即董事估計本集團計劃使用本集團物業、機器及設備與開發成本衍生未來經濟利益之期間。物業、廠房及設備會以特定資產或同類資產組別（如適用）基準作可能減值評估。管理層須於此過程中估計各資產或資產組別所產生日後現金流量。倘此評估過程顯示出現減值，則合適資產之賬面值會撇減至可收回金額，而撇減金額會自經營業績內扣除。

4. 會計估計的主要來源 *(續)*

所得稅

於二零零七年十二月三十一日，有關未動用稅項虧損之196,557,000港元（二零零六年：195,563,000港元）及有關僱員相關撥備之116,660,000港元（二零零六年：156,598,000港元）之遞延稅項資產已於本集團資產負債表確認。遞延稅項資產之可變現情況主要取決於日後是否有足夠之未來溢利或應課稅暫時差額以供動用。倘所產生實際未來溢利少於預期，遞延稅項資產或會出現重大撥回。倘出現撥回，將於該撥回期間之收入報表確認。

重組撥備

於年內，本集團實施一項策略性重新定位計劃：關閉部分生產廠房並轉移若干生產運作至中國大陸。此舉引致為重組開支以作撥備。截至二零零七年十二月三十一日，重組撥備之賬面值為418,380,000港元（二零零六年：無）。重組撥備僅包括重組產生之直接開支，而該等款項為重組所必需者，且與本集團之持續業務無關。此外，倘一實體因過往事件導致現時之法定或推定責任，而很可能致使流失涉及經濟利益之資源以履行該責任，且有關責任數額能可靠估計，則會在結算表確認撥備。

預計貿易及其他應收賬款、應收票據及應收聯營公司之減值

當存在著減值虧損之客觀證據，本集團將考慮估計未來現金流量。減值虧損金額會按資產賬面值與估計未來現金流量（不計尚未產生之未來信貸虧損）按該財務資產之原實際利率（即按初步確認計算之實際利率）貼現所計算現值之差額計算。倘未來現金流量之實際金額低於預期，或會產生重大減值虧損。於二零零七年十二月三十一日，貿易及其他應收賬款及應收聯營公司之賬面數額為港幣5,140,307,000元。

5. 業務及市場分析資料

業務分析資料

在管理上而言，本集團從事製造與經銷電器及電子產品業務。分析資料乃按照產品種類作為主要分析資料披露。

收入報表

截至二零零七年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	對銷 千港元	綜合 千港元
營業額				
對外銷售	16,877,407	7,897,580	—	24,774,987
分部間銷售	4,818	252,646	(257,464)	—
合計	16,882,225	8,150,226	(257,464)	24,774,987

分部間銷售按現行市場價格計算。

	電動工具 千港元	地板護理 千港元	對銷 千港元	綜合 千港元
業績				
重組費用以及其他重組與過渡性費用前分類業績	1,225,677	146,562	—	1,372,239
重組費用	(267,783)	(400,698)	—	(668,481)
其他重組與過渡性費用	(40,346)	(34,191)	—	(74,537)
重組費用以及其他重組與過渡性費用後分類業績	917,548	(288,327)	—	629,221
財務成本				(459,779)
應佔聯營公司業績				(270)
除稅前溢利				169,172
稅項				(38,999)
本年度溢利				130,173

5. 業務及市場分析資料 *(續)*

業務分析資料 *(續)*

資產負債表

於二零零七年十二月三十一日

	電動工具 千港元	地板護理 千港元	綜合 千港元
資產			
分類資產	14,912,940	5,525,501	20,438,441
於聯營公司應佔權益			203,637
未分配企業資產			4,327,368
綜合資產總值			24,969,446
負債			
分類負債	(7,094,685)	(2,629,044)	(9,723,729)
未分配企業負債			(8,234,289)
綜合負債總額			(17,958,018)

其他資料

截至二零零七年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	綜合 千港元
增添資本開支	957,359	226,678	1,184,037
收購附屬公司	251,981	2,202,098	2,454,079
折舊及攤銷	515,230	177,226	692,456

5. 業務及市場分析資料 *(續)*

業務分析資料 *(續)*

收入報表

截至二零零六年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	對銷 千港元	綜合 千港元
營業額				
對外銷售	17,115,746	4,706,851	—	21,822,597
分部間銷售	14,914	207,099	(222,013)	—
合計	17,130,660	4,913,950	(222,013)	21,822,597

分部間銷售按現行市場價格計算

	電動工具 千港元	地板護理 千港元	對銷 千港元	綜合 千港元
業績				
分類業績	1,462,030	193,630	—	1,655,660
財務成本				(391,679)
分佔聯營公司業績				(895)
除税前溢利				1,263,086
税項				(184,017)
本年度溢利				1,079,069

5. 業務及市場分析資料 *(續)*

業務分析資料 *(續)*

資產負債表

於二零零六年十二月三十一日

	電動工具 千港元	地板護理 千港元	綜合 千港元
資產			
分類資產	13,580,527	2,971,182	16,551,709
於聯營公司應佔權益			192,989
未分配企業資產			4,575,603
綜合資產總額			21,320,301
負債			
分類負債	(5,756,797)	(1,565,884)	(7,322,681)
未分配企業負債			(6,919,645)
綜合負債總額			(14,242,326)

其他資料

截至二零零六年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	綜合 千港元
增添資本開支	665,394	102,641	768,035
折舊及攤銷	433,635	108,462	542,097

由於本集團管理層認為激光及電子與地板護理分類之市場推廣渠道相同，及強化家用品牌各產品系列，故於本年度，激光及電子分類已被列入地板護理分類中。

5. 業務及市場分析資料（續）

市場分析資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額	
	二零零七年	二零零六年
	千港元	千港元
以地域市場劃分：		
北美洲	**18,103,801**	16,081,779
歐洲	**5,688,905**	4,594,386
其他國家	**982,281**	1,146,432
	24,774,987	21,822,597

(ii) 以下為按資產所在地區劃分之分類資產和添置之物業、廠房及設備與無形資產分析：

	分類資產賬面值		添置的物業、廠房及設備與無形資產	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
香港及中華人民共和國（「中國」）	**4,698,247**	3,323,091	**751,379**	416,928
北美洲	**11,625,020**	9,619,512	**186,179**	155,701
歐洲	**3,590,628**	3,201,559	**168,637**	160,488
其他國家	**524,546**	407,547	**77,842**	34,918
	20,438,441	16,551,709	**1,184,037**	768,035

6. 營業額

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入，分析如下：

	二零零七年	二零零六年
	千港元	千港元
銷售貨品	**24,768,061**	21,751,691
佣金收入	**—**	6,403
特許使用權收入	**6,926**	64,503
	24,774,987	21,822,597

7. 其他收入

其他收入包括源於法律訴訟而達成庭外和解之收入。和解協議訂明雙方不可披露爭議事件之性質、爭議各方身份及和解協議之其他條款。其他收入亦包括產生自收購附屬公司之收購折讓49,340,000港元。

除上文披露之項目外，該金額亦包括撤回數項已提承擔及負債之超額撥備。

8. 利息收入

	二零零七年 千港元	[illegible]
銀行存款利息收入	**87,495**	81,542
聯營公司欠款利息收入	**10,163**	9,912
	97,658	91,454

9. 財務成本

	二零零七年 千港元	[illegible]
利息：		
須於五年內悉數償還之銀行貸款及透支	**224,724**	129,075
融資租約之承擔	**9,567**	6,805
定息票據	**239,940**	228,272
可換股債券實際利息開支	**14,385**	27,527
利息總額	**488,616**	391,679
債務抵消所產生的溢利	**(28,837)**	—
	459,779	391,679

10. 稅項

	二零零七年 千港元	二零零六年 千港元
現行稅項：		
香港利得稅	**89,698**	52,813
以往年度不足撥備	**8,877**	3,272
	98,575	56,085
海外稅項	**(6,589)**	187,453
以往年度超額撥備	**(16,329)**	(2,804)
	(22,918)	184,649
遞延稅項（附註45）：		
本年度	**(35,925)**	(56,717)
因稅率變動產生	**(733)**	—
	(36,658)	(56,717)
	38,999	184,017

香港利得稅乃根據兩個年度估計應課稅溢利按17.5%之稅率計算。

其他司法權區之稅項按有關司法權區之適用稅率計算。

根據中華人民共和國（「中國」）之有關法律與規定，本集團中國附屬公司自首個獲利年度起計兩年內獲豁免繳納中國所得稅，其後三年獲減半繳納有關稅項。年內，中國附屬公司處於減半繳稅期間。

本年度之稅項開支對賬如下：

	二零零七年 千港元	二零零六年 千港元
除稅前溢利	**169,172**	1,263,086
按香港利得稅率計算之稅項	**29,606**	221,040
其他司法權區營運附屬公司不同稅率之影響	**(116,307)**	75,955
稅務上不可扣減開支之稅項影響	**129,127**	37,306
稅務上毋須課稅收入之稅項影響	**(131,509)**	(153,758)
未確認暫時差額之稅項影響	**186,548**	14,448
確認以往未確認暫時差額	**(50,833)**	(10,500)
以往年度（超額）不足撥備	**(7,452)**	468
其他	**(181)**	(942)
本年度稅項開支	**38,999**	184,017

遞延稅項詳情載於附註第45項。

11. 本年度溢利

	二零零七年 千港元	二零零六年 千港元
本年度溢利已扣除（計入）下列各項：		
無形資產攤銷	**130,940**	89,417
核數師酬金	**22,112**	18,234
租賃預付款項攤銷	**1,544**	1,402
持作買賣投資之公平值變動	**5,571**	—
物業、廠房及設備折舊		
自置資產	**553,526**	441,970
根據融資租約持有之資產	**6,446**	9,308
貿易應收賬款之減值虧損	**21,960**	8,038
出售物業、廠房及設備之虧損（收益）	**74,694**	(6,926)
收購附屬公司之收購折讓	**(49,340)**	—
滙兑收益淨額	**(228,279)**	(8,438)
已確認經營租約支出：		
物業	**135,236**	125,756
汽車	**45,604**	39,439
廠房設備及機器	**35,231**	21,299
其他資產	**26,415**	23,794
存貨撇銷	**100,079**	37,655
員工成本		
董事酬金		
袍金	**1,000**	1,000
其他酬金	**49,905**	48,900
	50,905	49,900
其他員工成本	**2,588,661**	2,006,006
退休金計劃供款（董事酬金內已包括者除外）		
界定供款計劃	**69,556**	93,331
界定福利計劃	**43,027**	21,102
	2,752,149	2,170,339

上文披露之員工成本並不包括研究及開發活動金額434,599,000港元（二零零六年：285,968,000港元），該金額列入研究及開發費用內。

本年度產生之滙兑收益淨額來自本集團業務，惟與持作買賣之金融工具無關。

12. 董事酬金

已付予或應付予九名（二零零六年：九名）董事之酬金如下：

截至二零零七年十二月三十一日止年度

	袍金 千港元	薪金及 其他福利 千港元	其他酬金 退休金 計劃供款 千港元	股份付款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	—	**25,547**	**12**	—	**25,559**
鍾志平博士太平紳士	—	**8,527**	**12**	—	**8,539**
陳建華先生	—	**6,325**	**12**	—	**6,337**
陳志聰先生	—	**6,340**	**12**	—	**6,352**
Stephan Horst Pudwill先生	—	**1,720**	**12**	—	**1,732**
張定球先生	**250**	**220**	—	—	**470**
Joel Arthur Schleicher先生	**250**	**386**	—	—	**636**
Christopher Patrick Langley先生OBE	**250**	**390**	—	—	**640**
Manfred Kuhlmann先生	**250**	**390**	—	—	**640**
總額	**1,000**	**49,845**	**60**	—	**50,905**

截至二零零六年十二月三十一日止年度

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Horst Julius Pudwill先生	—	25,516	12	—	25,528
鍾志平博士太平紳士	—	8,441	12	—	8,453
陳建華先生	—	5,977	12	—	5,989
陳志聰先生	—	6,039	12	—	6,051
Stephan Horst Pudwill先生	—	1,695	12	—	1,707
張定球先生	250	183	—	—	433
Joel Arthur Schleicher先生	250	305	—	—	555
Christopher Patrick Langley先生OBE	250	342	—	—	592
Manfred Kuhlmann先生	250	342	—	—	592
總額	1,000	48,840	60	—	49,900

13. 僱員酬金

本集團五位最高薪酬人士其中四位（二零零六年：四位）為本公司之集團董事，彼等之酬金載於上文附註第12項。其餘一位（二零零六年：一位）之酬金如下：

	二零零七年 千港元	[illegible]
薪金及其他福利	**11,615**	4,863
退休金計劃供款	**12**	23
	11,627	4,886

截至二零零七年及二零零六年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為鼓勵其加入或加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

14. 已付股息

	二零零七年 千港元	[illegible]
已派末期股息：		
二零零六年：每股12.60港仙（二零零五年：每股12.60港仙）	**189,636**	184,609
已派中期股息：		
二零零七年：每股6.50港仙（二零零六年：每股6.50港仙）	**97,865**	95,236
	287,501	279,845

董事建議就本財政年度派發末期股息每股1.50港仙（二零零六年：每股12.60港仙），惟尚須待股東週年大會上獲股東通過。

15. 每股盈利

母公司普通權益持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

	二零零七年 千港元	[illegible]
用作計算每股基本盈利之盈利：		
母公司權益持有人應佔本年度溢利	**125,257**	1,071,864
潛在普通股產生之攤薄影響：		
可換股債券實際利息	**14,385**	22,710
債務抵消所產生的溢利	**(28,837)**	—
用作計算每股攤薄盈利之盈利	**110,805**	1,094,574
用作計算每股基本盈利之普通股加權平均數	**1,490,103,389**	1,464,595,829
潛在普通股產生之攤薄影響：		
優先認股權	**1,071,527**	30,435,277
可換股債券	**5,722,679**	65,922,585
用作計算每股攤薄盈利之普通股加權平均數	**1,496,897,595**	1,560,953,691

16. 物業、廠房及設備

	香港以外永久業權土地及樓宇	租賃物業裝修	辦公室設備、傢俬及裝置	廠房、機器及設備	汽車	[illegible]	[illegible]	在建工程	總計
本集團									
成本									
於二零零六年一月一日	888,936	175,433	742,667	1,798,570	30,825	2,080,178	11,835	150,238	5,878,682
滙兌調整	40,362	1,646	20,703	66,748	1,018	46,887	—	2,402	179,766
添置	14,289	25,966	68,459	79,585	4,173	138,709	64	141,915	473,160
出售	(54,540)	(9,661)	(16,186)	(40,285)	(2,428)	(180,563)	—	—	(303,663)
重新歸類	36,492	10,335	17,504	51,565	(459)	37,216	—	(152,653)	—
於二零零六年十二月三十一日	925,539	203,719	833,147	1,956,183	33,129	2,122,427	11,899	141,902	6,227,945
滙兌調整	44,118	2,855	23,919	80,220	1,128	57,684	—	11,729	221,653
添置	13,433	69,985	125,633	111,242	13,157	199,939	14	326,307	859,710
收購附屬公司	242,064	4,741	45,724	254,218	3,640	20,775	—	—	571,162
出售	—	(50,360)	(84,228)	(251,925)	(10,415)	(748,884)	(840)	(2,288)	(1,148,940)
重新歸類	(4,829)	2,416	39,905	(15,581)	—	40,251	—	(69,141)	(6,979)
於二零零七年十二月三十一日	**1,220,325**	**233,356**	**984,100**	**2,134,357**	**40,639**	**1,692,192**	**11,073**	**408,509**	**6,724,551**
折舊及攤銷									
於二零零六年一月一日	297,086	116,928	528,081	1,328,464	22,295	1,825,184	5,619	—	4,123,657
滙兌調整	20,395	541	13,386	56,495	601	45,522	—	—	136,940
本年度撥備	31,807	17,387	87,844	116,227	3,282	193,020	1,711	—	451,278
出售時撇除	(34,275)	(7,926)	(16,079)	(35,893)	(2,394)	(179,109)	—	—	(275,676)
重新歸類	—	26	864	(878)	(137)	125	—	—	—
於二零零六年十二月三十一日	315,013	126,956	614,096	1,464,415	23,647	1,884,742	7,330	—	4,436,199
滙兌調整	22,352	701	14,397	65,868	693	54,192	—	—	158,203
本年度撥備	51,349	23,699	106,765	158,659	4,750	213,033	1,717	—	559,972
收購附屬公司	—	281	5,365	1,395	783	—	—	—	7,824
出售時撇除	—	(50,136)	(80,326)	(164,394)	(10,299)	(744,186)	(840)	—	(1,050,181)
重新歸類	—	(9)	(35)	(71)	48	67	—	—	—
於二零零七年十二月三十一日	**388,714**	**101,492**	**660,262**	**1,525,872**	**19,622**	**1,407,848**	**8,207**	—	**4,112,017**
賬面淨值									
於二零零七年十二月三十一日	**831,611**	**131,864**	**323,838**	**608,485**	**21,017**	**284,344**	**2,866**	**408,509**	**2,612,534**
於二零零六年十二月三十一日	610,526	76,763	219,051	491,768	9,482	237,685	4,569	141,902	1,791,746

16. 物業、廠房及設備（續）

	香港境外永久業權土地及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房、設備及機器	汽車	鑄模及工具	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本公司							
成本							
於二零零六年一月一日	65,945	68,481	123,578	136,880	10,570	578,337	983,791
添置	—	16,062	16,120	14,943	920	37,109	85,154
轉讓自（至）附屬公司	—	258	(879)	13,652	—	(39,171)	(26,140)
出售	—	—	(6)	(947)	(1,401)	(973)	(3,327)
於二零零六年十二月三十一日	65,945	84,801	138,813	164,528	10,089	575,302	1,039,478
滙兑調整	—	—	—	196	—	—	196
添置	—	3,530	17,324	16,827	3,899	52,736	94,316
轉讓（至）自附屬公司	—	—	—	(5,464)	—	7,760	2,296
出售	—	(36,393)	(37,775)	(56,807)	(5,528)	(446,145)	(582,648)
於二零零七年十二月三十一日	**65,945**	**51,938**	**118,362**	**119,280**	**8,460**	**189,653**	**553,638**
折舊及攤銷							
於二零零六年一月一日	23,397	57,184	90,690	117,078	9,278	489,332	786,959
本年度撥備	2,638	6,136	16,576	13,883	774	43,442	83,449
轉讓至附屬公司	—	—	(784)	(1,463)	—	(22,521)	(24,768)
出售時撇除	—	—	(5)	(947)	(1,401)	(562)	(2,915)
於二零零六年十二月三十一日	26,035	63,320	106,477	128,551	8,651	509,691	842,725
本年度撥備	2,638	7,857	15,697	13,992	862	46,754	87,800
滙兑調整	—	—	—	65	—	—	65
轉讓（至）自附屬公司	—	—	—	(1,720)	—	6,339	4,619
出售時撇除	—	(36,393)	(37,648)	(56,807)	(5,309)	(446,145)	(582,302)
於二零零七年十二月三十一日	**28,673**	**34,784**	**84,526**	**84,081**	**4,204**	**116,639**	**352,907**
賬面淨值							
於二零零七年十二月三十一日	**37,272**	**17,154**	**33,836**	**35,199**	**4,256**	**73,014**	**200,731**
於二零零六年十二月三十一日	39,910	21,481	32,336	35,977	1,438	65,611	196,753

上述物業、廠房及設備（在建工程除外）按下列年率以直線法折舊：

永久業權土地	無
樓宇	4%
租約物業裝修	2.5%-25%
辦公室設備、傢俬及裝置	10%-33$^1/_3$%
廠房設備及機器	10%-25%
汽車	18%-25%
鑄模及工具	20%-33$^1/_3$%
船舶	20%

16. 物業、廠房及設備（續）

上述所列物業的賬面淨值包括：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
香港境外土地及樓宇之分析如下：				
永久業權	**752,812**	570,616	—	—
中期租約	**78,799**	39,910	**37,272**	39,910
	831,611	610,526	**37,272**	39,910

本集團與本公司物業、廠房及設備之賬面淨值包括根據融資租約持有之資產分別約為100,290,000港元及3,312,000港元（二零零六年：137,833,000港元及零港元）。

本集團及本公司之物業、廠房及設備總賬面值包括目前仍然使用及完全折舊之物業、廠房及設備金額分別為約1,880,717,000港元及188,155,000港元（二零零六年：1,890,000,000港元及249,000,000港元）。

17. 租賃預付款項

	本集團	本公司
	千港元	千港元
成本		
於二零零六年一月一日	68,883	6,449
滙兑調整	2,300	—
於二零零六年十二月三十一日	71,183	6,449
滙兑調整	4,871	—
收購附屬公司	2,068	—
在建工程重新歸類	6,979	—
於二零零七年十二月三十一日	**85,101**	**6,449**
攤銷		
於二零零六年一月一日	3,054	1,806
滙兑調整	68	—
本年度撥備	1,402	129
於二零零六年十二月三十一日	4,524	1,935
滙兑調整	234	—
本年度撥備	1,544	129
於二零零七年十二月三十一日	**6,302**	**2,064**
賬面淨值		
於二零零七年十二月三十一日	**78,799**	**4,385**
於二零零六年十二月三十一日	66,659	4,514

所有租賃預付款項均為香港境外中期租約。

在土地開發工作完成後，租賃預付款項之6,979,000港元由物業、廠房及設備轉入。

18 商譽

	本集團
	[illegible]
成本	
於二零零六年一月一日	3,990,967
滙兑調整	5,466
收購附屬公司額外權益時產生	46,563
於二零零六年十二月三十一日及於二零零七年一月一日	4,042,996
滙兑調整	26,902
收購附屬公司時產生	94,231
於二零零七年十二月三十一日	**4,164,129**

有關商譽減值檢測之詳情於附註第20項披露。

19. 無形資產

	遞延開發費用	專利權及商標	生產技術	零售商及服務關係	總額
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
本集團					
成本					
於二零零六年一月一日	278,445	1,261,507	3,510	—	1,543,462
滙兑調整	5,733	2,672	—	—	8,405
添置	192,830	50,016	—	—	242,846
本年度撇銷	—	(4,325)	—	—	(4,325)
於二零零六年十二月三十一日	477,008	1,309,870	3,510	—	1,790,388
滙兑調整	9,395	8,423	5	72	17,895
添置	205,103	24,896	97	—	230,096
本年度撇銷	—	(6,027)	—	—	(6,027)
收購附屬公司	—	394,466	—	50,627	445,093
於二零零七年十二月三十一日	**691,506**	**1,731,628**	**3,612**	**50,699**	**2,477,445**
攤銷					
於二零零六年一月一日	28,461	51,032	2,516	—	82,009
滙兑調整	1,139	1,967	—	—	3,106
本年度準備	59,815	28,900	702	—	89,417
撇銷時撇除	—	(4,325)	—	—	(4,325)
於二零零六年十二月三十一日	89,415	77,574	3,218	—	170,207
滙兑調整	3,505	2,742	1	—	6,248
本年度準備	99,614	31,017	309	—	130,940
撇銷時撇除	—	(6,027)	—	—	(6,027)
於二零零七年十二月三十一日	**192,534**	**105,306**	**3,528**	**—**	**301,368**
賬面值					
於二零零七年十二月三十一日	**498,972**	**1,626,322**	**84**	**50,699**	**2,176,077**
於二零零六年十二月三十一日	387,593	1,232,296	292	—	1,620,181

19. 無形資產 (續)

	遞延開發費用 千港元	專利權 千港元	總額 千港元
本公司			
成本			
於二零零六年一月一日	102,473	50,304	152,777
添置	108,009	6,581	114,590
於二零零六年十二月三十一日	210,482	56,885	267,367
添置	112,275	—	112,275
於二零零七年十二月三十一日	**322,757**	**56,885**	**379,642**
攤銷			
於二零零六年一月一日	—	14,198	14,198
本年度準備	20,495	12,482	32,977
於二零零六年十二月三十一日	20,495	26,680	47,175
本年度準備	42,096	12,358	54,454
於二零零七年十二月三十一日	**62,591**	**39,038**	**101,629**
賬面值			
於二零零七年十二月三十一日	**260,166**	**17,847**	**278,013**
於二零零六年十二月三十一日	189,987	30,205	220,192

零售商及服務關係乃於二零零七年期間透過業務合併而建立，並與零售商及服務中心之關係相關。彼等均有確定可供使用年期，並按二十年以直線法攤銷。

遞延開發費用由內部產生。所有專利權及商標與生產技術均收購自第三方或業務合併。本集團之上述無形資產，除商標並無確定之可供使用年期及賬面值234,000,000港元（二零零六年：234,000,000港元）外，均有確定可供使用年期，並按四年至二十年率以直線法攤銷。

本集團管理層認為，由於預期現金流入淨額貢獻無限期，商標之賬面值234,000,000港元（二零零六年：234,000,000港元）並無確定之可供使用年期。除非商標之可供使用年期可予確認，方予以攤銷，否則每年及在商標出現減值跡象時檢測商標減值。減值檢測詳情於附註第20項披露。

20. 商譽減值檢測及無確定可供使用年期的無形資產

於二零零七年十二月三十一日，無確定可供使用年期之商譽及商標之賬面值分配至下列現金產生單位之情況如下：

	商譽 千港元	商標 千港元
電動工具	**3,540,999**	**234,000**
地板護理	**623,130**	**—**
	4,164,129	**234,000**

截至二零零七年十二月三十一日止年度，本集團管理層認為，其擁有無確定可供使用年期商譽或商標之任何現金產生單位並無出現減值跡象。

上述現金產生單位可收回款項之基準及其主要相關假設概述如下：

現金產生單位之可收回金額乃按照使用價值計算。該計算根據管理層批准之五年期財務預算為基準，採用現金流量預測，按貼現率7%及11%計算（二零零六年：5%及12%）及按穩定增長率3%計算。

21. 於附屬公司之投資

	本公司	
	二零零七年 千港元	二零零六年 千港元
非上市股份投資，成本	**1,182,712**	630,546

本公司於二零零七年十二月三十一日之主要附屬公司詳情載於附註第53項。

22. 於聯營公司應佔權益

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
非上市股份，成本扣除已確認減值虧損	**—**	—	**23,790**	23,790
所佔資產淨值	**14,229**	14,499	**—**	—
聯營公司之欠款淨額	**189,408**	178,490	**173,149**	160,848
	203,637	192,989	**196,939**	184,638

於二零零七年十二月三十一日及二零零六年十二月三十一日聯營公司之詳情載於附註第54項。

聯營公司之欠款乃無抵押及須按倫敦銀行同業拆息加2厘計息且須應要求償還。董事會認為，由於上述款項於未來十二個月內不會償還，因此上述款項被列為非流動資產。

22. 於聯營公司應佔權益 (續)

有關本集團聯營公司之財務資料概要載列如下：

	二零零七年 千港元	[illegible] [illegible]
資產總額	**115,747**	122,344
負債總額	**(58,832)**	(64,348)
資產淨值	**56,915**	57,996
本集團應佔聯營公司之資產淨值	**14,229**	14,499
營業額	**147,284**	234,634
本年度虧損	**(7,746)**	(15,005)
本集團應佔聯營公司本年度業績	**(270)**	(895)

於結算日，本集團在各聯營公司中持有Gimelli International (Holdings) Limited及其附屬公司（統稱「Gimelli集團公司」）之股份之40.8%。本集團已終止確認其於Gimelli 集團公司所佔之虧損。本年度尚未確認之所佔虧損及累計分別為3,601,000港元（二零零六年：4,661,000港元）及39,694,000港元（二零零六年：36,093,000港元）。於二零零七年十二月三十一日及二零零六年十二月三十一日，本集團應佔Gimelli集團公司權益之賬面值均為零。

23. 可供出售投資

	本集團		本公司	
	二零零七年 千港元	[illegible] [illegible]	二零零七年 千港元	[illegible] [illegible]
非上市股本證券及會籍債券，成本減已確認減值虧損	**17,058**	43,315	**1,695**	1,195

於二零零七年十二月三十一日，所有可供出售投資指非上市股本證券投資及會籍債券。由於該等證券之估計合理公平值幅度變化很大，本公司董事認為其公平值不能可靠計量，故其按成本值扣減減值計量。

於二零零六年十二月三十一日，可供出售投資包括於 Baja, Inc. 30%之股權，該公司於美國註冊成立。由於本集團對其並無任何重大影響，故該投資不被視為聯營公司。

24. 存貨

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
原料	**1,458,159**	1,175,864	**400,181**	249,846
在製品	**248,539**	108,834	**86,314**	29,215
製成品	**4,244,908**	2,735,185	**104,257**	149,744
	5,951,606	4,019,883	**590,752**	428,805

所有存貨均按成本列賬。

25. 銷售賬款及其他應收賬

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
應收銷售賬款	**4,282,232**	3,555,683	**50,650**	65,475
減：呆賬撥備	**(94,048)**	(77,586)	**(20,812)**	(20,812)
	4,188,184	3,478,097	**29,838**	44,663
其他應收賬	**283,660**	348,941	**—**	—
	4,471,844	3,827,038	**29,838**	44,663

於結算日，銷售應收賬款減呆賬撥備之賬齡分析如下：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
零至六十日	**3,711,634**	3,143,989	**29,838**	41,553
六十一日至一百二十日	**300,597**	230,131	**—**	977
一百二十一日或以上	**175,953**	103,977	**—**	2,133
銷售賬款總額	**4,188,184**	3,478,097	**29,838**	44,663

於接受任何新客戶前，本集團採用內部信貸評級系統評估潛在客戶之信貸質素及界定客戶之信貸額度。本公司定期審閱客戶應佔額度及評級。根據本集團所採用之內部信貸評級系統，未逾期及未減值之80%應收銷售賬款均具有最佳信貸評級。

本集團應收銷售賬款結餘包括賬面值為175,953,000港元（二零零六年：103,977,000港元）之應收款項，該筆款項於申報日已逾期而本集團尚未就減值虧損作出撥備。本集團並無就該等結餘持有任何抵押物。該等應收賬之平均賬齡為291天（二零零六年：282天）。

25. 銷售賬款及其他應收賬（續）

本集團之政策給與客戶之賒賬期介乎六十日至一百二十日。逾期但尚未就減值虧損作出撥備之應收銷售賬款與本集團多位具有良好往績記錄之獨立客戶有關。管理層相信，由於客戶信貸質素並未出現任何重大變化，且亦認為結餘仍可悉數收回，故毋須就該等結餘作出減值準備。

逾期但未減值之應收銷售款項賬齡

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
一百二十一日至三百六十五日	**155,153**	92,544	**—**	2,133
一年至兩年	**13,508**	8,451	**—**	—
兩年以上	**7,292**	2,982	**—**	—
總額	**175,953**	103,977	**—**	2,133

呆賬準備變動

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
本年初結餘	**77,586**	91,727	**20,812**	26,943
滙兑調整	**2,538**	—	**—**	—
於應收賬確認之減值虧損	**21,960**	8,038	**—**	3,196
撇銷為不可收回款項	**(885)**	(7,287)	**—**	(9,327)
本年內已收回款項	**(7,151)**	(14,892)	**—**	—
本年末結餘	**94,048**	77,586	**20,812**	20,812

呆賬準備包括個別減值應收銷售賬款，結餘為94,048,000港元（二零零六年：77,586,000港元），根據本集團採用內部信貸評級系統，該結餘信貸評級最低。已確認減值為該等應收銷售賬款賬面值與可收回金額之間之差額。本集團並未就該等結餘持有任何抵押物。

已減值應收銷售賬款賬齡

	二零零七年 千港元	二零零六年 千港元
零至一百二十日內	**51,428**	46,725
一百二十一日至三百六十五日	**20,762**	16,160
一至兩年內	**10,049**	3,365
兩年以上	**11,809**	11,336
總額	**94,048**	77,586

26. 應收票據

本集團及本公司於二零零七年十二月三十一日應收票據之公平值與相應賬面值相若。

本集團及本公司於二零零七年十二月三十一日應收票據之到期日為一百二十日內。

27. 應收（付）附屬公司款項

本公司於二零零七年十二月三十一日應收（付）附屬公司款項之公平值與相應賬面值相若。

該款項為無抵押、免息及應要求償還。

28. 聯營公司銷售賬款

本集團於二零零七年十二月三十一日聯營公司之應收款公平值與相應賬面值相若。本集團於二零零七年十二月三十一日所有聯營公司應收款之到期日為一百二十日內。

29. 持作買賣投資

本集團於二零零七年十二月三十一日持作買賣投資乃按公平值列賬。

30. 銀行結餘、按金及現金／銀行透支

銀行結餘按市場利率介乎 2.07% 至5.70%計息。銀行透支按市場利率介乎 6.75% to 8.25%計息。

31. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	二零零七年	[illegible]	二零零七年	[illegible]
	千港元	[illegible]	千港元	[illegible]
零至六十日	**1,947,377**	1,345,473	**355,507**	403,583
六十一日至一百二十日	**370,703**	91,696	**263,062**	36,838
一百二十一日或以上	**43,254**	30,547	**9,222**	2,947
採購賬款總額	**2,361,334**	1,467,716	**627,791**	443,368
其他應付賬	**2,105,073**	1,650,404	**199,075**	196,016
	4,466,407	3,118,120	**826,866**	639,384

於二零零七年十二月三十一日，本集團及本公司採購賬款及其他應付賬之公平值與相應賬面值相若。

32. 應付票據

本集團及本公司於二零零七年十二月三十一日之應付票據公平值與相應賬面值相若。

本集團及本公司於二零零七年十二月三十一日及二零零六年十二月三十一日之全部應付票據到期日為一百二十日內。

33. 保用撥備

	二零零七年 千港元
於二零零七年一月一日	369,638
滙兑調整	7,761
本年度額外撥備	427,593
收購附屬公司	119,626
已動用的撥備	(450,232)
於二零零七年十二月三十一日	474,386

保用撥備乃指管理層就本集團銷售產品所須承擔責任之最佳估計。預計此開支大部分將於下一個財政年度內產生。

34. 聯營公司採購賬款

本集團及本公司於二零零七年十二月三十一日之應付聯營公司款與相應公平值相若。

35. 重組撥備

	二零零七年 千港元
於二零零七年一月一日	—
滙兑調整	586
本年度支出	668,481
動用撥備	(250,687)
於二零零七年十二月三十一日	418,380

預期將於二零零八年動用撥備結餘。

過去五年，本集團透過自然增長和收購活動，積極擴展業務，為了全力發揮收購活動及業務規模帶來的協同效益及增長機遇，董事會已通過一系列策略性的業務重新定位措施，旨在大幅提升本集團的未來業務表現。此類措施包括：重新調配本集團的全球製造設施和產品開發能力；提高本集團知名品牌及產品於表現較遜色的地區的市場佔有率；重組新業務架構和資源，以便更有效管理品牌、產品和投資。

本集團於年內開始實施本計劃。於年內，本集團所引致之相關重建費用按經營開支扣除。重組費用將繼續自收益表內扣除直至二零零八年年末。

本集團管理層預期於完成該策略性重新定位計劃後，將於二零零九年及隨後大幅節省成本。

其他重組與過渡性費用主要為相關物業、廠房及設備的搬遷及其有關費用。

36. 融資租賃之承擔

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備，租約期介乎三年至二十年。融資租約之所有承擔相關息率於各合約日期釐訂。並無就或然租賃款項訂立任何安排。

融資租約之承擔還款期如下：

	本集團				本公司			
	最低支付租金額		最低支付租金額之現值		最低支付租金額		最低支付租金額之現值	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
融資租賃之還款額：								
一年內	**19,457**	20,453	**17,635**	18,535	**955**	—	**827**	—
一年後兩年內	**20,549**	16,585	**17,727**	13,614	**955**	—	**865**	—
兩年後三年內	**16,446**	14,116	**13,777**	11,309	**955**	—	**904**	—
三年後四年內	**15,819**	13,701	**13,283**	10,989	**746**	—	**732**	—
四年後五年內	**14,821**	13,682	**12,386**	11,063	—	—	—	—
五年以上	**141,226**	127,567	**77,520**	78,554	—	—	—	—
	228,318	206,104	**152,328**	144,064	**3,611**	—	**3,328**	—
減：日後財務費用	**(75,990)**	(62,040)	—	—	**(282)**	—	—	—
租賃承擔之現值	**152,328**	144,064	**152,328**	144,064	**3,329**	—	**3,328**	—
減：一年內到期列作流動負債款項			**(17,635)**	(18,535)			**(827)**	—
一年後到期款項			**134,693**	125,529			**2,501**	—

本集團以功能貨幣以外之貨幣計值之融資租約承擔為129,404,000港元（二零零六年：119,127,000港元）。

本集團及本公司融資租約承擔之公平值乃根據於二零零七年十二月三十一日之當時市場利率折現之估計未來現金流量之現值釐定，與賬面值相若。

37. 具追溯權之貼現票據

按實際年利率 5.95% （二零零六年：年利率5.88%）之銀行貼現票據之期限為少於一百二十日。

38. 可換股債券

於二零零四年七月，本集團按面值發行於二零零九年七月到期之五年期零息可換股債券（「債券」），債券總本金額為140,000,000美元（約1,092,000,000港元）。債券持有人可於二零零六年八月七日至二零零九年七月一日期間隨時按每股2.1247美元之初步換股價，並根據反攤薄調整，將債券兌換為本公司每股面值0.10港元之普通股。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。

債券共有兩個組成部分：債務及股本部分。股本部分以「可換股債券股本儲備」之股本呈報。債務部分之實際利率為2.11%。

於二零零七年七月八日，債券持有人已於提前按104.59%之比率購回本金為127,850,000美元（約997,230,000港元）之部分債券。此次提前贖回帶來28,837,000港元之償債收益增加（附註9）。

債券之債務部分於年內之變動載列如下：

	本集團及本公司	
	二零零七年	二零零六年
	千港元	千港元
年初之債務部分	**1,105,834**	1,078,307
實際利息支出	**14,385**	27,527
償還	**(1,021,920)**	—
年終之債務部分	**98,299**	1,105,834

於二零零七年十二月三十一日，債券債務部分之公平值約為96,151,000港元（二零零六年：885,158,000港元），乃按於結算日之當時市場利率折現之估計未來現金流出之現值釐定。

39. 資本風險管理

本集團管理其資本，以確保本集團內各實體將能夠以持續經營方式營運，同時亦透過達致債務與權益之間最佳平衡而為股東爭取最大回報。本集團之整體策略仍與過往年度相同。

本集團之資本架構包括債務淨額（當中包括借款、具追溯權的貼現票據、可換股債券以及融資租賃債務），扣除現金及現金等價物及本公司權益持有人應佔之權益，包括已發行股本、儲備及保留溢利。

39. 資本風險管理 *(續)*

負債比率

本集團管理層每半年對其資本架構進行一次檢討。作為該等檢討之一部分，管理層考慮資本成本及與各資本類別相關之風險。本集團目標負債比率為35%，此乃釐定為債項淨額與資本之比例。根據管理層之推薦建議，本集團預期於未來十八個月透過因業務增長而持續產生之現金流入，降低其負債比率（與二零零六年之水平相比）。

年終之負債比率如下：

	二零零七年 千港元	[illegible]
債務(i)	**10,512,423**	8,905,980
現金及現金等價物	**(3,293,327)**	(3,718,798)
債項淨額	**7,219,096**	5,187,182
權益(ii)	**6,920,125**	6,996,530
債務淨額與資本比率	**104.32%**	74.14%

(i) 債項包括附註30、附註36、附註37、附註38及附註41分別所詳述之銀行透支、融資租賃承擔、具追溯權之貼現票據、可換股債券及無抵押借款。

(ii) 權益包括本集團之所有資本及儲備。

此外，根據管理層之推薦建議，本集團將透過派付股息、發行新股及購回股份以及發行新債項或贖回現有債項，使其整體資本架構達致均衡。

40. 金融工具

40.1 金融工具類別

	二零零七年 千港元	
本集團		
財務資產		
按公平值於溢利或虧損列賬		
持作買賣投資	**17,192**	7,800
可供出售投資	**17,058**	43,315
貸款及應收賬(包括現金及現金等價物)		
銷售賬款及其他應收賬	**4,471,844**	3,827,038
應收票據	**469,002**	578,560
聯營公司銷售賬款	**10,053**	8,554
銀行結餘、存款及現金	**3,293,327**	3,718,798
應收聯營公司款項	**189,408**	178,490
	8,433,634	8,311,400
財務負債		
其他財務負債		
採購賬款及其他應付賬	**4,466,407**	3,118,120
應付票據	**299,223**	335,455
融資租賃承擔	**152,328**	144,064
具追溯權之貼現票據	**3,036,449**	2,501,155
無抵押借款	**6,806,978**	4,886,202
銀行透支	**418,369**	268,725
可換股債券	**98,299**	1,105,834
	15,278,053	12,359,555
本公司		
財務資產		
可供出售投資	**1,695**	1,195
貸款及應收賬(包括現金及現金等價物)		
銷售賬款及其他應收賬	**29,838**	44,663
應收票據	**214,926**	349,825
銀行結餘、存款及現金	**580,400**	1,347,008
應收聯營公司款項	**173,149**	160,848
應收附屬公司之款項	**7,917,745**	5,969,107
	8,916,058	7,871,451
財務負債		
其他財務負債		
採購賬款及其他應付賬	**826,866**	639,384
應付票據	**283,013**	312,553
應付附屬公司之款項	**70,646**	17,934
融資租賃承擔	**3,328**	—
具追溯權之貼現票據	**2,327,957**	1,859,874
無抵押借款	**1,910,951**	272,223
可換股債券	**98,299**	1,105,834
	5,521,060	4,207,802

40. 金融工具 (續)

40.2 財務風險管理目標及政策

本集團企業庫務團隊向各業務單位提供風險管理建議，協調進入本地及國際金融市場，透過內部風險報告（該報告分析所面臨風險之程度及大小）監控及管理有關本集團經營之財務風險。該等財務風險包括市場風險（包括貨幣風險、利率風險及其他價格風險）、信貸風險及流動資金風險。

本集團務求採用衍生金融工具或自然對沖方法盡可能減低該等風險之影響，從而減少面對該等風險之幾率。衍生金融工具之使用受到本集團政策之監管（該政策由董事會批准），該政策提供有關外滙風險、利率風險、信貸風險、衍生金融工具及非衍生金融工具之使用、以及過剩流動資金投資之書面原則。內部核數師會不斷對是否遵守該等政策作出審核。本集團並無為投機用途而採用衍生金融工具或對其進行買賣。

40.2.1 外幣風險管理

本集團附屬公司擁有外幣買賣業務，令本集團會面對外幣風險。本集團約24%的銷售均以非本集團實體進行銷售之功能貨幣計值，同時，幾乎24%之成本均以本集團實體各自之功能貨幣計值。

於申報日期若干重大以外幣計值之貨幣資產及貨幣負債之賬面值如下：

	負債		資產	
	二零零七年	[illegible]	二零零七年	[illegible]
	千港元	[illegible]	千港元	[illegible]
本集團				
集團外幣				
歐羅	**14,973**	3,588	**1,101,149**	726,048

	負債		資產	
	二零零七年	[illegible]	二零零七年	[illegible]
	千港元	[illegible]	千港元	[illegible]
本公司				
公司外幣				
歐羅	**5,338**	2,256	**1,006,740**	620,558

附註：鑒於港元與美元掛鈎，故以港元計值之貨幣資產及貨幣負債並無重大外幣風險。

40. 金融工具 *(續)*

40.2 財務風險管理目標及政策 *(續)*

40.2.1 外幣風險管理 *(續)*

敏感度分析

本集團及本公司主要面臨歐元波動之影響。

下表詳述本集團對美元兌歐羅升值及貶值5%之敏感度。5%為內部主要管理人士滙報外幣風險所使用之敏感率，並指管理層對滙率合理及可能變動之評估。敏感度分析包括以外幣計值之尚未平倉貨幣項目。敏感度分析包括對外貸款以及於本集團及本公司內之外國業務之貸款，而貸款之幣值為非貸方或借方之貨幣。下列正數表示本年度之美元對歐羅出現美元轉強5%，以致溢利增加。倘美元兌歐羅之滙率出現美元減弱5%，則會對溢利造成相等及相反之影響，且下列結餘將會為負數。

	本集團		本公司	
	二零零七年	[illegible]	二零零七年	[illegible]
	千港元	[illegible]	千港元	[illegible]
歐元之影響				
本年度溢利(i)	**(54,310)**	(36,123)	**(50,070)**	(30,915)

(i) 主要來自於年終時以歐羅計值的應收及應付賬面對之風險。

40.2.2 利率風險管理

本集團及本公司之現金流量利率風險主要與浮息借款有關

本集團及本公司就金融資產及財務負債而面對之利率風險在本附註之流動資金風險管理內詳述。本集團及本公司之現金流量利率風險主要集中在本集團及本公司以港元計值之借款所產生之香港銀行同業拆息利率之波動風險。

敏感度分析

以下敏感度分析乃根據於結算日之浮息銀行借款、銀行透支及有追溯權之貼現票據之利率風險而釐定。該分析乃假設於結算日仍未償還之負債金額於整個年度仍不會償還。當向內部主要管理人士滙報利率風險時，乃使用香港銀行同業拆息利率增加或減少50個基點，並指管理層對利率合理及可能變動之評估。

利率增加／減少50個基點，而所有其他變數維持不變，則本集團於截至二零零七年十二月三十一日止年度之溢利會減少／增加約30,244,000港元（二零零六年：減少／增加17,285,000港元）。本公司於截至二零零七年十二月三十一日止年度之溢利會減少／增加21,195,000港元（二零零六年：減少／增加10,660,000港元）。主要由於本集團及本公司所面對浮息借款之利率風險所致。

本集團及本公司於本期間對於利率之敏感度上升，主要由於浮息借款上升所致。

40. 金融工具 *(續)*

40.2 財務風險管理目標及政策 *(續)*

40.2.2 利率風險管理 *(續)*

敏感度分析(續)

信貸風險

於二零零七年十二月三十一日，本集團及本公司由於交易對手未能履行責任及本集團及本公司提供財務擔保而會導致本集團及本公司招致財務損失之最大信貸風險主要來自：

- 綜合資產負債表所列之已確認財務資產之賬面值；及
- 附註49所披露與本集團及本公司所發出財務擔保有關之或然負債。

為儘量減低信貸風險，管理層已委派專責隊伍，負責釐定信貸限額、信貸審批及其他監控程序，以確保採取跟進行動以收回逾期債項。此外，本集團於每個結算日均檢討每項個別貿易債項及債務投資之可收回金額，以確保就不能收回金額作出充足減值虧損。在此方面，本公司董事認為本集團及本公司之信貸風險已大幅降低。

40.2.3 流動資金風險管理

流動資金風險管理之最終責任由董事會承擔，而董事會已設立合適的流動資金風險管理架構，以管理本集團的短期、中期及長期融資及流動資金管理需要。本集團透過維持充足儲備、銀行信貸及後備借貸額度而管理流動資金風險，方法為持續監察預測及實際現金流量以及令財務資產及負債組合之到期日得到配合。

於二零零七年十二月三十一日，本集團有未動用之透支及短期與中期銀行信貸分別約479,000,000港元(二零零六年：305,000,000港元)及637,000,000港元(二零零六年：1,818,000,000港元)。

40. 金融工具（續）

40.2 財務風險管理目標及政策（續）

40.2.3 流動資金風險管理（續）

流動資金表

下表詳列本集團財務負債之餘下合約到期情況以及衍生及若干非衍生財務資產，該等因素已列入到期情況分析。就非衍生財務資產而言，該等附表乃根據財務資產賬面值之合約到期情況而編製。就非衍生財務負債而言，該等附表反映根據本集團被要求還款之最早日期之財務負債之賬面值。該等附表包括利息及本金之現金流量。

	加權平均實際利率 %	少於一個月 千港元	一至三個月 千港元	三個月至一年 千港元	一至兩年 千港元	兩年以上 千港元	於二零零七年十二月三十一日賬面值 千港元
本集團							
二零零七年							
非衍生財務資產							
持作買賣資產	—	17,192	—	—	—	—	17,192
可供出售投資	—	17,058	—	—	—	—	17,058
銷售賬款及其他應收賬	—	2,752,275	1,342,935	376,634	—	—	4,471,844
應收票據	—	272,128	181,324	15,550	—	—	469,002
聯營公司銷售賬款	—	10,053	—	—	—	—	10,053
銀行結餘、存款及現金	2.07%–5.70%	3,233,333	59,994	—	—	—	3,293,327
應收聯營公司款項	7.22%	—	—	—	—	189,408	189,408
		6,302,039	1,584,253	392,184	—	189,408	8,467,884
非衍生財務負債							
採購賬款及其他應付賬	—	(3,720,549)	(629,804)	(116,054)	—	—	(4,466,407)
應付票據	—	(166,922)	(131,194)	(1,107)	—	—	(299,223)
融資租賃承擔	11.94%	(1,469)	(2,939)	(13,227)	(17,727)	(116,966)	(152,328)
具追溯權之貼現票據	5.95%	(963,328)	(2,006,534)	(66,587)	—	—	(3,036,449)
無抵押借款	3.53%–6.73%	—	—	(2,566,503)	(13,835)	(4,226,640)	(6,806,978)
銀行透支	6.75%–8.25%	(418,369)	—	—	—	—	(418,369)
可換股債券	2.11%	—	—	—	(98,299)	—	(98,299)
		(5,270,637)	(2,770,471)	(2,763,478)	(129,861)	(4,343,606)	(15,278,053)

40. 金融工具（續）

40.2 財務風險管理目標及政策（續）

40.2.3 流動資金風險管理（續）

流動資金表（續）

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
二零零六年							
非衍生財務資產							
持作買賣資產	—	7,800	—	—	—	—	7,800
可供出售投資	—	43,315	—	—	—	—	43,315
銷售賬款及其他應收賬	—	3,602,560	187,050	37,428	—	—	3,827,038
應收票據	—	360,808	204,151	13,601	—	—	578,560
聯營公司銷售賬款	—	8,554	—	—	—	—	8,554
銀行結餘、存款及現金	1.75%–5.15%	3,691,113	27,685	—	—	—	3,718,798
應收聯營公司款項	7.13%	—	—	—	—	178,490	178,490
		7,714,150	418,886	51,029	—	178,490	8,362,555
非衍生財務負債							
採購賬款及其他應付賬	—	(2,699,372)	(401,948)	(16,800)	—	—	(3,118,120)
應付票據	—	(180,485)	(154,110)	(860)	—	—	(335,455)
融資租賃承擔	10.88%	(1,545)	(3,089)	(13,902)	(13,614)	(111,914)	(144,064)
具追溯權之貼現票據	5.88%	(379,949)	(1,894,381)	(226,825)	—	—	(2,501,155)
無抵押借款	4.09%–6.77%	—	—	(421,849)	(240,672)	(4,223,681)	(4,886,202)
銀行透支	4.58%–6.19%	—	(268,725)	—	—	—	(268,725)
可換股債券	2.11%	—	—	—	—	(1,105,834)	(1,105,834)
		(3,261,351)	(2,722,253)	(680,236)	(254,286)	(5,441,429)	(12,359,555)

40. 金融工具 *(續)*

40.2 財務風險管理目標及政策 *(續)*

40.2.3 流動資金風險管理 *(續)*

流動資金表 *(續)*

	加權平均實際利率 %	少於一個月 千港元	一至三個月 千港元	三個月至一年 千港元	一至兩年 千港元	兩年以上 千港元	於二零零六年十二月三十一日的賬面總值 千港元
本公司							
二零零七年							
非衍生財務資產							
可供出售投資	—	1,695	—	—	—	—	1,695
銷售賬款及其他應收賬	—	25,189	4,649	—	—	—	29,838
應收票據	—	88,063	126,863	—	—	—	214,926
銀行結餘、存款及現金	2.07%–5.70%	580,400	—	—	—	—	580,400
應收聯營公司款項	7.22%	—	—	—	—	173,149	173,149
應收附屬公司之款項	—	7,917,745	—	—	—	—	7,917,745
		8,613,092	131,512	—	—	173,149	8,917,753
非衍生財務負債							
採購賬款及其他應付賬	—	(592,865)	(234,001)	—	—	—	(826,866)
應付票據	—	(160,557)	(122,456)	—	—	—	(283,013)
應付附屬公司之款項	—	(70,646)	—	—	—	—	(70,646)
融資租賃債務	3.81%	(69)	(138)	(620)	(865)	(1,636)	(3,328)
具追溯權之貼現票據	5.95%	(663,934)	(1,664,023)	—	—	—	(2,327,957)
無抵押借款	3.53–6.73%	—	—	(1,910,951)	—	—	(1,910,951)
可換股債券	2.11%	—	—	—	(98,299)	—	(98,299)
		(1,488,071)	(2,020,618)	(1,911,571)	(99,164)	(1,636)	(5,521,060)

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
二零零六年							
非衍生財務資產							
可供出售財務資產	—	1,195	—	—	—	—	1,195
銷售賬款及其他應收賬	—	24,732	19,931	—	—	—	44,663
應收票據	—	187,394	162,431	—	—	—	349,825
銀行結餘、存款及現金	1.75%–5.15%	1,347,008	—	—	—	—	1,347,008
應收聯營公司款項	7.13%	—	—	—	—	160,848	160,848
應收附屬公司之款項	—	5,969,107	—	—	—	—	5,969,107
		7,529,436	182,362	—	—	160,848	7,872,646
非衍生財務負債							
採購賬款及其他應付賬	—	(445,919)	(193,465)	—	—	—	(639,384)
應付票據	—	(164,470)	(148,083)	—	—	—	(312,553)
應付附屬公司之款項	—	(17,934)	—	—	—	—	(17,934)
具追溯權之貼現票據	5.88%	(233,048)	(1,623,469)	(3,357)	—	—	(1,859,874)
無抵押借款	4.09%–6.77%	—	—	(38,889)	(233,334)	—	(272,223)
可換股債券	2.11%	—	—	—	—	(1,105,834)	(1,105,834)
		(861,371)	(1,965,017)	(42,246)	(233,334)	(1,105,834)	(4,207,802)

40. 金融工具 (續)

40.3 公平值

財務資產及財務負債之公平值乃按以下方式釐定：

- 具備標準條款及條件並於活躍流動市場買賣之財務資產之公平值乃參考市場所報之買入價而釐定；及

- 其他財務資產及財務負債（不包括衍生工具）之公平值乃根據公認定價模式，並按折現現金流量分析，採用目前可觀察之現行市場交易價格計算。就以優先認股權為基礎之衍生工具而言，公平值乃使用認股權定價模式（例如二項定價模式）而估計。

41. 無抵押借款

	本集團		本公司	
	二零零七年	[illegible]	**二零零七年**	[illegible]
	千港元	[illegible]	**千港元**	[illegible]
信託收據貸款	**48,355**	152,416	—	—
銀行貸款	**4,105,693**	2,094,643	**1,910,951**	272,223
銀行借款	**4,154,048**	2,247,059	**1,910,951**	272,223
定息票據（附註）	**2,652,930**	2,639,143	—	—
借款總額	**6,806,978**	4,886,202	**1,910,951**	272,223

本集團及本公司借款之償還期如下：

	本集團		本公司	
	二零零七年	[illegible]	**二零零七年**	[illegible]
	千港元	[illegible]	**千港元**	[illegible]
定息				
兩年後五年內	**1,560,000**	1,560,000	—	—
五年以上	**2,652,930**	2,639,143	—	—
浮息				
按要求時或一年內	**2,566,503**	421,849	**1,910,951**	38,889
一年後兩年內	**13,835**	240,672	—	233,334
兩年後五年內	**13,710**	24,538	—	—
	6,806,978	4,886,202	**1,910,951**	272,223
減：一年內到期列作流動負債款項	**(2,566,503)**	(421,849)	**(1,910,951)**	(38,889)
一年後到期款項	**4,240,475**	4,464,353	—	233,334

41. 無抵押借款 (續)

本集團借款實際利率與訂約利率相等，範圍如下：

	二零零七年	二零零六年
實際利率：		
定息借款	**4.09%至5.44%**	4.09%至5.44%
浮息借款	**3.53%至6.73%**	4.49%至6.77%

本集團借款以有關集團實體功能貨幣列之貨幣計值，現載列如下：

	港元 千元	人民幣 千元	澳元 千元	紐元 千元	歐羅 千元
於二零零七年十二月三十一日	**3,568,817**	**29,218**	**4,000**	**3,500**	**6,000**
於二零零六年十二月三十一日	2,042,955	—	12,178	2,750	5,000

附註：於二零零三年，本集團透過其美國全資公司發行定息票據，總本金額為145,000,000美元。發行之定息票據分為兩批：金額為120,000,000美元之票據，年期10年，年息率為4.0%；以及金額為25,000,000美元之票據，年期7年，年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資，以及撥作一般營運資金用途。

於二零零六年，本集團透過其美國全資公司另行發行定息票據，總本金額為200,000,000美元。發行之定息票據分為兩批：金額為150,000,000美元之票據，年期10年，年息率為5.44%；以及金額為50,000,000美元之票據，年期7年，年息率為5.17%。發行票據所得款項用作收購附屬公司之資金。。

銀行借款賬面值與公平值相若，加權平均利率則與已訂約市場利率相若。

42. 股本

	二零零七年 股份數目	二零零六年	二零零七年 千港元	二零零六年 千港元
普通股				
法定股本：				
每股面值0.10港元之股份	**2,400,000,000**	2,400,000,000	**240,000**	240,000
已發行及繳足股本：				
於一月一日每股面值0.10港元的股份	**1,465,223,652**	1,461,720,652	**146,522**	146,172
股份購回	**(4,358,500)**	—	**(436)**	—
按行使優先認股權發行股份	**40,387,000**	3,503,000	**4,039**	350
於十二月三十一日每股面值0.10港元的股份	**1,501,252,152**	1,465,223,652	**150,125**	146,522

優先認股權之詳情載於附註第50項。

42. 股本 *(續)*

於年內，本公司透過香港聯合交易所有限公司購回其自有股份：

購回日期	每股面值為0.10港元之普通股數目	每股價格 最高 港元	每股價格 最低 港元	支付合共代價 港元
二零零七年九月	2,340,000	9.25	8.65	21,155,589
二零零七年十月	300,000	8.22	8.22	2,477,003
二零零七年十一月	1,718,500	6.95	6.48	11,541,957

已註銷獲購回股份，因此本公司已發行股本降至該等股份之面值。金額為436,000港元之註銷股份面值轉撥為股本贖回儲備。已支付約為35,175,000港元之購回股份溢價計入保留溢利。

43. 儲備

	股份溢價	股本贖回儲備	可換股債券股本儲備	僱員股份補償儲備	保留溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本公司						
於二零零六年一月一日	2,732,809	—	26,334	6,703	2,291,954	5,057,800
因發行股份所得之溢價	22,040	—	—	—	—	22,040
確認股本結算股份付款	—	—	—	7,091	—	7,091
本年度溢利	—	—	—	—	584,849	584,849
末期股息 — 二零零五年	—	—	—	—	(184,609)	(184,609)
中期股息 — 二零零六年	—	—	—	—	(95,236)	(95,236)
於二零零七年一月一日	2,754,849	—	26,334	13,794	2,596,958	5,391,935
因發行股份所得之溢價	143,797	—	—	—	—	143,797
贖回股份	—	436	—	—	(35,175)	(34,739)
可換股債券之提前贖回影響	—	—	(49,920)	—	—	(49,920)
因可換股債券早期贖回產生之稅項負債之解除	—	—	5,101	—	—	5,101
可換股債券提前贖回時轉撥入保留盈利	—	—	20,770	—	(20,770)	—
確認股本結算股份付款	—	—	—	16,155	—	16,155
已失效優先認股權	—	—	—	(2,152)	2,152	—
本年度溢利	—	—	—	—	593,795	593,795
末期股息 — 二零零六年	—	—	—	—	(189,636)	(189,636)
中期股息 — 二零零七年	—	—	—	—	(97,865)	(97,865)
於二零零七年十二月三十一日	**2,898,646**	**436**	**2,285**	**27,797**	**2,849,459**	**5,778,623**

本公司於二零零七年十二月三十一日可分派予股東之儲備中包括保留溢利2,849,459,000港元（二零零六年：2,596,958,000港元）。

44. 退休福利責任

	二零零七年 千港元	[illegible]
退休金計劃承擔（附註i）	**688,271**	672,117
退休後醫療及牙科計劃承擔（附註ii）	**143,018**	146,965
離職後福利計劃承擔（附註iii）	**134,281**	—
其他	**14,958**	15,005
	980,528	834,087

自二零零零年十二月起，本公司及其在香港之營運附屬公司參加根據強制性公積金計劃條例註冊之強制性公積金計劃（「強積金計劃」）。

本集團之海外附屬公司設立多項界定供款計劃及界定福利計劃，涵蓋其絕大部分僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

附註i： 退休金計劃承擔

退休金計劃承擔於德國業務撥備，包括支付服務之退休福利及最終工資之計劃。根據計劃，僱員於年屆退休年齡65歲時享有介乎最終薪金10%至20%之退休福利。界定福利承擔現值之最近期精算估值於二零零七年十一月二十八日由德國BDO Deutsche Warentreuhand Aktiengesellschaft進行。

附註ii： 退休後醫療及牙科計劃承擔

本集團美國附屬公司Milwaukee Electric Tool Corporation設有無供款退休後福利、醫療、牙科及人壽保險計劃。承擔現值之最近期精算估值於二零零八年二月七日由Mercer Human Resource Consulting進行。

附註iii： 離職後福利計劃承擔

該退休金計劃承擔提供給Hoover僱傭之IBEW (International Brotherhood of Electrical Workers) Local1985成員。承擔現值之最近期精算估值於二零零七年十二月十日由CBIZ進行。

所用主要精算假設如下：

	退休金計劃 二零零七年	退休後 醫療及牙科計劃 二零零七年	離職後 福利計劃 二零零七年
貼現率	5.25%	5.80%	6.00%
預期薪金升幅	2.00%	不適用	不適用
日後退休金升幅	2.00%	不適用	不適用
醫療成本通脹（最終）	不適用	5.00%	不適用

44. 退休福利責任（續）

就計劃而言於損益表中確認之金額如下：

	退休金計劃		退休後醫療及牙科計劃		離職後福利計劃
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年
	千港元	千港元	千港元	千港元	千港元
現時服務成本（收益）	**7,447**	(2,952)	**3,956**	4,389	**8,581**
精算收益	**(63,002)**	—	**(1,258)**	(1,619)	—
利息成本	**28,657**	14,591	**6,636**	6,693	**17,613**
	(26,898)	11,639	**9,334**	9,463	**26,194**

本年度支出計入員工成本。

就計劃而言，計入資產負債表之本集團承擔產生之金額如下：

	退休金計劃		退休後醫療及牙科計劃		離職後福利計劃
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年
	千港元	千港元	千港元	千港元	千港元
無供款承擔現值	**688,271**	672,117	**143,019**	146,965	**134,281**

44. 退休福利責任 *(續)*

本年度所界定福利承擔現值之變動如下：

	退休金計劃 二零零七年 千港元	退休後 醫療及牙科計劃 二零零七年 千港元	離職後 福利計劃 二零零七年 千港元
於一月一日	**672,117**	**146,965**	**—**
收購附屬公司購入負債淨額	**—**	**—**	**108,146**
滙兑差額	**77,122**	**410**	**(59)**
現有服務成本	**7,447**	**3,956**	**8,581**
精算收益	**(63,002)**	**(1,258)**	**—**
利息成本	**28,657**	**6,636**	**17,613**
已付福利	**(34,070)**	**(13,690)**	**—**
於十二月三十一日	**688,271**	**143,019**	**134,281**

本公司美國附屬公司One World Technologies, Inc.設有另一項界定福利計劃。該項界定福利計劃退休金成本按照僱員福利顧問集團Aon Consulting採用預計單位記賬法於二零零八年一月一日進行之精算估值釐定。由於假定所有退休人士收取定額美元補貼，而計算精算估值時假定之貼現率為5.80%（二零零六年：5.80%），故毋須作出於二零零七年及二零零六年十二月三十一日之醫療趨向比率假定。

上述福利並無獲劃撥任何資產，而該計劃乃以到期即付方式提供資金。該海外附屬公司一名前股東根據一項承擔責任、償付及賠償保證之轉讓協議，將償付該計劃下之累計福利成本。就此，該海外附屬公司已設立應收款項及金額相同之預提福利成本截至二零零七年十二月三十一日約為21,455,000港元（二零零六年：22,000,000港元）。

45. 遞延稅項資產（負債）

以下為本年度及以往年度確認入賬之主要遞延稅項資產及負債與其變動：

	加速稅項折舊 千港元	保用撥備 千港元	可換股債券股本儲備 千港元	僱員相關撥備 千港元	稅項虧損 千港元	其他 千港元	總額 千港元
本集團							
於二零零六年一月一日	(103,202)	95,524	(5,586)	155,623	199,127	(209,939)	131,547
滙兌調整	(2,536)	(823)	—	10,860	14,005	(1,743)	19,763
轉讓（重新歸類）	—	(5,205)	—	—	5,205	—	—
（扣除）計入本年度之收入	24,315	12,038	—	(9,885)	(22,774)	53,023	56,717
於二零零七年一月一日	(81,423)	101,534	(5,586)	156,598	195,563	(158,659)	208,027
滙兌調整	(1,193)	566	—	9,109	9,737	2,039	20,258
計入權益	—	—	5,101	—	—	—	5,101
轉讓（重新歸類）	(530)	5,205	—	20	—	(4,695)	—
收購附屬公司	(250,171)	225,872	—	—	2,642	(6,082)	(27,739)
（扣除）計入本年度之收入	283,940	(237,373)	—	(49,067)	(11,385)	50,543	36,658
於二零零七年十二月三十一日	**(49,377)**	**95,804**	**(485)**	**116,660**	**196,557**	**(116,854)**	**242,305**

	加速稅項折舊 千港元	可換股債券股本儲備 千港元	總額 千港元
本公司			
於二零零六年一月一日	(14,748)	(5,586)	(20,334)
計入本年度之收入	4,840	—	4,840
於二零零七年一月一日	(9,908)	(5,586)	(15,494)
計入權益	—	5,101	5,101
計入本年度之收入	275	—	275
於二零零七年十二月三十一日	**(9,633)**	**(485)**	**(10,118)**

附註：其他事項包括遞延稅項對重組撥備及其他暫時差異之影響。

45. 遞延税項資產（負債）（續）

編列資產負債表時，若干遞延税項資產及負債已互相抵銷。以下為編製財務報告時遞延税項結餘之分析：

	本集團		本公司	
	二零零七年	[illegible]	二零零七年	[illegible]
	千港元	[illegible]	千港元	[illegible]
遞延税項資產	**762,907**	706,493	—	—
遞延税項負債	**(520,602)**	(498,466)	**(10,118)**	(15,494)
	242,305	208,027	**(10,118)**	(15,494)

於結算日，本集團可供抵銷可無限期結轉之未來溢利之未動用税項虧損為1,268,000,000港元（二零零六年：1,156,000,000港元）由於未能預測未來溢利來源，故並無就税項虧損76,000,000港元（二零零六年：38,000,000港元）確認遞延税項資產。

若干附屬公司之遞延税項資產43,602,000港元之動用乃取決於日後應課税溢利超出現有應課税暫時差異逆轉所產生之溢利，及上述附屬公司於當前或將進行期間遭受於與遞延税項資產有關之税務司法權區之虧損。

46. 收購附屬公司

本公司已向惠而浦之若干附屬公司購買 Hoover 地板護理業務。購買 Hoover 資產及兩家營運附屬公司之總代價包括向 Maytag Corporation（代表其本身及其他賣方）支付831,000,000港元。直接交易成本約為73,000,000港元。因此，總收購成本達904,000,000港元。該項交易已於二零零七年一月三十一日完成，代價於交易結束時以內部資源悉數支付。

46. 收購附屬公司 (續)

	Hoover 公平值 千港元	其他公平值 千港元	總公平值 千港元
收購之資產淨值			
物業、廠房及設備	553,636	9,702	563,338
租賃預付款項	2,068	—	2,068
無形資產	327,881	117,212	445,093
可供出售投資	—	650	650
遞延稅項資產	225,746	2,640	228,386
存貨	550,778	29,865	580,643
銷售賬款及其他應收賬、訂金及預付款項	541,739	89,052	630,791
銀行結餘及現金	250	2,860	3,110
採購賬款及其他應付賬款	(795,417)	(133,858)	(929,275)
保用撥備	(104,141)	(15,485)	(119,626)
融資租約之承擔	—	(2,100)	(2,100)
銀行借款	—	(75,208)	(75,208)
銀行透支	—	(4,368)	(4,368)
遞延稅項負債	(250,174)	(5,951)	(256,125)
退休福利承擔	(108,146)	—	(108,146)
	944,220	15,011	959,231
少數股東權益	—	(4,880)	(4,880)
收購附屬公司之收購折讓	(39,870)	(9,470)	(49,340)
收購附屬公司產生之商譽	—	94,231	94,231
可供出售投資之重新歸類	—	(27,757)	(27,757)
銷售賬款之重新歸類	—	(49,239)	(49,239)
本年度支付之現金代價	904,350	17,896	922,246
收購產生之淨現金流出：			
年度支付之現金代價	904,350	17,896	922,246
所購入之銀行結餘及現金	(250)	(2,860)	(3,110)
所購入之銀行透支	—	4,368	4,368
收購附屬公司相關之現金及現金等額流出淨額	904,100	19,404	923,504

上文其他事項主要指分別於二零零七年十月及二零零七年十一月收購Startel Tools and Electronics Company (Pty) Ltd 60%之股本權益以及Baja, Inc. 75%之股本權益。

收購附屬公司所產生商譽源自於新市場分銷本集團產品之預期盈利能力及預料合併就日後營運帶來之協同效益。

購入之附屬公司於收購日期至結算日二零零七年十二月三十一日期間，為本集團帶來營業額約3,050,867,000港元，而其佔本集團除稅及利息前溢利之虧損約為502,246,000港元。

46. 收購附屬公司 *(續)*

於收購日，因本集團獲得各被收購方經營之各項數據乃不切實際，故無法確定被收購方資產及負債之賬面值。

47. 主要非現金交易

於本年度內，本集團簽訂關於資產之融資租約安排，於簽訂融資租約時之總資本值為3,714,000港元（二零零六年：1,418,000港元）。

48. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
一年內	**235,599**	174,848	**12,167**	15,786
一年後但五年內	**428,829**	337,931	**4,582**	9,855
五年後	**193,491**	132,132	**17,510**	16,094
	857,919	644,911	**34,259**	41,735

經營租約付款乃指本集團及本公司須支付其若干廠房及機器、汽車、辦公室物業及其他資產之租金。該等租約磋商之租期介乎一年至十年。

49. 或然負債

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
就聯營公司動用之信貸融資而向銀行提供擔保	**30,865**	36,026	**30,865**	36,026

此外，本公司就給予其附屬公司之一般信貸融資而向銀行及獨立第三者提供擔保。於二零零七年十二月三十一日，附屬公司已動用之信貸融資額為5,623,697,000港元（二零零六年：5,546,886,000港元）。

50. 優先認股權

於二零零一年五月二十五日採納及於二零零二年三月二十八日終止之計劃（「B計劃」）

根據本公司於二零零一年五月二十五日通過決議案採納之優先認股計劃，本公司董事會可向包括本公司及其附屬公司全職行政人員、執行董事及全職僱員之合資格人士，授出可認購本公司股份之優先認股權，其計劃目的乃為向董事及合資格人士提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使，惟須受投資條件之規限。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80.00%之較高者。

根據B計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10.00%。倘若某僱員獲賦予之優先認股權獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25.00%，則不得授予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納及於二零零七年三月二十七日終止之計劃（「C計劃」）

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作貢獻。該計劃已於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事（包括獨立非執行董事）；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使，惟須受投資條件之規限。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30.00%或於C計劃之採納日期已發行股份之10.00%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1.00%。

50. 優先認股權 *(續)*

於二零零七年五月二十九日採納之計劃（「D計劃」）

繼C計劃被終止後，本公司於二零零七年五月二十九日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作貢獻。該計劃將於二零一七年五月二十八日屆滿。根據D計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事（包括獨立非執行董事）或高級人員；或

(iii) 借調職員；或

(iv) 業務合夥人、代理人、顧問；或

(v) 供應商或客戶；或

(vi) 提供研究、開發或其他技術支援之任何人士或機構；或

(vii) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於授出日期起計直至屆滿十年之該日止期間任何時間行使，惟須受投資條件之規限。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據D計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30.00%或於D計劃之採納日期已發行股份之10.00%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1.00%。

50. 優先認股權 (續)

本年度內，本公司之優先認股權變動如下：

優先認股權持有人	優先認股權授出日期	優先認股權計劃類別	於年初尚未行使	年內已授出	年內行使	年內失效	於年終尚未行使	認購價 港元	行使期
董事									
Horst Julius Pudwill 先生	28.6.2002	C計劃	25,728,000	—	25,728,000	—	—	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C計劃	560,000	—	560,000	—	—	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C計劃	400,000	—	—	—	400,000	12.170	25.2.2004 - 24.2.2009
鍾志平博士太平紳士	28.6.2002	C計劃	12,864,000	—	12,864,000	—	—	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C計劃	560,000	—	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C計劃	400,000	—	—	—	400,000	12.170	25.2.2004 - 24.2.2009
陳建華先生	1.3.2004	C計劃	1,000,000	—	—	—	1,000,000	12.525	1.3.2004 - 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	—	—	—	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C計劃	500,000	—	—	—	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C計劃	1,000,000	—	—	—	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C計劃	500,000	—	—	—	500,000	12.525	1.3.2004 - 28.2.2009
Stephan Horst Pudwill 先生	1.3.2004	C計劃	100,000	—	—	—	100,000	12.525	1.3.2004 - 28.2.2009
Joel Arthur Schleicher 先生	17.7.2003	C計劃	200,000	—	—	—	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C計劃	100,000	—	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Christopher Patrick Langley 先生OBE	17.7.2003	C計劃	100,000	—	—	—	100,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C計劃	100,000	—	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C計劃	100,000	—	—	—	100,000	17.750	7.2.2005 - 6.2.2010
董事獲授總額			**45,212,000**	**—**	**39,152,000**	**—**	**6,060,000**		

50. 優先認股權 (續)

本年度內，本公司之優先認股權變動如下：(續)

[illegible]	[illegible]	[illegible]	於年初尚未行使	年內授出	年內行使	年內失效	於年終尚未行使	[illegible] 港元	[illegible]
僱員	30.4.2002	C計劃	1,215,000	—	1,215,000	—	—	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C計劃	2,674,000	—	20,000	48,000	2,606,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C計劃	204,000	—	—	—	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	C計劃	5,897,000	—	—	813,000	5,084,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	C計劃	200,000	—	—	—	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	C計劃	300,000	—	—	200,000	100,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	C計劃	200,000	—	—	—	200,000	12.000	7.6.2004 - 6.6.2009
	2.10.2004	C計劃	1,000,000	—	—	—	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	C計劃	250,000	—	—	—	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	C計劃	150,000	—	—	150,000	—	16.520	17.1.2005 - 16.1.2010
	7.2.2005	C計劃	100,000	—	—	—	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	C計劃	200,000	—	—	—	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	C計劃	25,000	—	—	—	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	C計劃	200,000	—	—	200,000	—	17.200	10.5.2005 - 9.5.2010
	1.6.2005	C計劃	20,000	—	—	—	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	C計劃	250,000	—	—	—	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	C計劃	500,000	—	—	—	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	C計劃	300,000	—	—	—	300,000	18.690	1.1.2006 - 31.12.2010
	1.3.2006	C計劃	3,564,000	—	—	287,000	3,277,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	C計劃	150,000	—	—	150,000	—	14.350	10.3.2006 - 9.3.2011
	25.4.2006	C計劃	20,000	—	—	—	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	C計劃	200,000	—	—	—	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	C計劃	350,000	—	—	—	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	C計劃	25,000	—	—	—	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	C計劃	75,000	—	—	—	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	C計劃	1,500,000	—	—	—	1,500,000	11.252	1.11.2006 - 31.10.2011
	3.11.2006	C計劃	100,000	—	—	—	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	C計劃	30,000	—	—	—	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	C計劃	150,000	—	—	—	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	C計劃	20,000	—	—	—	20,000	10.560	13.12.2006 - 11.12.2011
	1.1.2007	C計劃	—	150,000	—	—	150,000	10.080	1.1.2007 - 31.12.2011
	6.3.2007	C計劃	—	7,460,000	—	130,000	7,330,000	10.572	6.3.2007 - 5.3.2012
	20.7.2007	D計劃	—	300,000	—	—	300,000	10.060	20.7.2007 - 19.7.2012
	24.8.2007	D計劃	—	2,740,000	—	30,000	2,710,000	8.390	24.8.2007 - 23.8.2017
	16.10.2007	D計劃	—	75,000	—	—	75,000	8.810	16.10.2007 - 17.10.2017
	7.11.2007	D計劃	—	40,000	—	—	40,000	8.088	7.11.2007 - 6.11.2017
	23.11.2007	D計劃	—	500,000	—	—	500,000	7.578	23.11.2007 - 22.11.2017
僱員獲授總額			19,869,000	11,265,000	1,235,000	2,008,000	27,891,000		
各類人士獲授總額			65,081,000	11,265,000	40,387,000	2,008,000	33,951,000		

50. 優先認股權 (續)

下表披露於本年度內僱員（包括董事）持有之本公司優先認股權及其變動詳情：

優先認購權類別	於二零零七年一月一日尚未行使	年內授出	年內行使	年內失效或註銷	於二零零七年十二月三十一日尚未行使
C計劃	**65,081,000**	**7,910,000**	**40,387,000**	**1,978,000**	**30,626,000**
D計劃	—	**3,355,000**	—	**30,000**	**3,325,000**
	65,081,000	**11,265,000**	**40,387,000**	**2,008,000**	**33,951,000**

優先認購權類別	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
B計劃	300,000	—	300,000	—	—
C計劃	61,800,000	6,484,000	3,203,000	—	65,081,000
	62,100,000	6,484,000	3,503,000	—	65,081,000

列於上表之董事所持優先認股權詳情如下：

	於一月一日尚未行使	年內授出	年內行使	重新歸類	於十二月三十一日尚未行使
二零零七年	**45,212,000**	—	**39,152,000**	—	**6,060,000**

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
二零零六年	45,312,000	—	200,000	100,000*	45,212,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價為10.98 港元（二零零六年：14.81港元）。

* Stephan Horst Pudwill先生自二零零六年五月獲委任為本公司之集團執行董事。彼持有之100,000份優先認股權之前分類列為「僱員」。

50. 優先認股權 *(續)*

公平值按柏力克 • 舒爾斯定價模式計算，有關模式所用之主要假設如下：

授出日期	行使價 港元	優先認購權預計年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
截至二零零七年十二月三十一日止年度					
1.1.2007	**10.080**	**3 年**	**35%**	**4.060%**	**1.5%**
6.3.2007	**10.572**	**3 年**	**35%**	**4.100%**	**1.5%**
20.7.2007	**10.060**	**3 年**	**35%**	**4.225%**	**1.5%**
24.8.2007	**8.390**	**3 年**	**35%**	**4.309%**	**1.5%**
16.10.2007	**8.810**	**3 年**	**35%**	**4.560%**	**1.5%**
7.11.2007	**8.088**	**3 年**	**35%**	**4.572%**	**1.5%**
23.11.2007	**7.578**	**3 年**	**35%**	**4.571%**	**1.5%**
截至二零零六年十二月三十一日止年度					
1.1.2006	18.690	3 年	35%	4.060%	1.5%
1.3.2006	13.970	3 年	35%	4.100%	1.5%
10.3.2006	14.350	3 年	35%	4.225%	1.5%
25.4.2006	13.700	3 年	35%	4.309%	1.5%
15.6.2006	10.270	3 年	35%	4.560%	1.5%
17.6.2006	10.550	3 年	35%	4.572%	1.5%
3.7.2006	10.700	3 年	35%	4.571%	1.5%
4.10.2006	11.628	3 年	35%	3.791%	1.5%
1.11.2006	11.252	3 年	35%	3.692%	1.5%
3.11.2006	11.480	3 年	35%	3.727%	1.5%
8.11.2006	12.200	3 年	35%	3.774%	1.5%
4.12.2006	10.952	3 年	35%	3.548%	1.5%
13.12.2006	10.560	3 年	35%	3.563%	1.5%

50. 優先認股權 *(續)*

柏力克•舒爾斯定價模式要求採用極為主觀之假設，包括股價波幅。由於採用該等主觀假設之變動可重大影響公平值估值，因此董事認為現行模式未必能可靠地作為計量優先認股權公平值之唯一方式。

本公司股份於授出日期之加權平均收市價介乎每份優先認股權為9.71港元（二零零六年：13.00港元）。

預計波幅按本公司股價於過往三年之歷史波幅釐定。模式所用預計年限已就不可轉讓性、行使限制及行為考慮因素加以調整，按管理層最佳預計作出。

截至二零零七年十二月三十一日止年度，本集團就本公司所授出優先認股權確認開支總額16,155,000港元（二零零六年：7,091,000港元）。

本年度授出之優先認股權公平值按多個授出日期介乎每份優先認股權1.56港元至2.61港元（二零零六年：介乎2.46港元至4.72港元）計量。於本年度授出之優先認股權加權平均公平值為每份優先認股權2.41港元（二零零六年：3.03港元）。

優先認股權於三年內分期全部或部分歸屬或行使。

51. 資本承擔

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
有關購買物業、廠房及設備及許可之資本開支：				
已訂約但未作出撥備	**320,180**	516,648	**19,974**	22,446
已批准但未訂約	**71,165**	103,443	—	—

52. 有關連方交易

本年度內，本集團與關連方進行下列交易：

	二零零七年 千港元	[illegible]
行政管理費收入	**470**	464
行政管理費支出	**743**	420
已收利息收入	**10,163**	9,911
銷售收入	**352**	91,308
設備使用費收入	**2,166**	2,166
特許使用權收入	**—**	46,800

董事及主要管理人員其他成員年內酬金如下：

	二零零七年 千港元	[illegible]
短期福利	**134,659**	122,314
僱用後福利	**1,357**	2,510
終止福利	**1,137**	6,240
股份付款	**7,395**	5,976
	144,548	137,040

有關連方交易結餘詳情載於綜合資產負債表、資產負債表及附註第22項。

53. 主要附屬公司詳情

於二零零七年十二月三十一日及二零零六年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率		主要業務
			直接 %	間接 %	
AEG Electric Tools GmbH（前稱為A&M Electric Tools GmbH）	德國	20,451,675歐羅	—	100	經銷及製造電動工具產品
Baja, Inc.*	美國	7,391,000美元	—	75	經銷戶外園藝電動工具產品
Digiwireless Limited	香港	2港元	100	—	投資控股
DreBo Werkzeugfabrik GmbH	德國	1,000,000歐羅	—	100	經銷及製造電動工具產品
東莞厚街鴻亮機電設備有限公司	中國	2,100,000美元	—	100	製造戶外園藝電動工具產品
Homelite Asia Ltd.	英國處女群島	1美元	—	100	投資控股
Homelite Consumer Products, Inc.	美國	10美元	—	100	經銷戶外園藝電動工具產品
鴻亮遠東有限公司	香港	2港元	100	—	經銷戶外園藝電動工具產品
Homelite Technologies Ltd.	百慕達	12,000美元	100	—	投資控股
Hoover, Inc*	美國	70,000,000美元	—	100	經銷及製造地板護理產品
MacEwen Property Co. Inc.	美國	100美元	100	—	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	—	經銷家庭電子及電器產品
Milwaukee Electric Tool Corporation	美國	50,000,000美元	—	100	經銷及製造電動工具產品
One World Technologies, Inc.	美國	10美元	—	100	投資控股
OWT France SAS	法國	1,750,000歐羅	—	100	投資控股
OWT Industries, Inc.	美國	10美元	—	100	製造電器部件及電動工具產品
Royal Appliance International GmbH	德國	2,050,000歐羅	100	—	經銷家庭電子及電器產品
Royal Appliance Mfg. Co.	美國	1美元	—	100	經銷及製造地板護理產品

53. 主要附屬公司詳情（續）

附屬公司名稱	註冊成立/營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率		主要業務
			直接 %	間接 %	
Ryobi Technologies GmbH	德國	500,000歐羅	100	—	經銷電動工具產品
Ryobi Technologies S.A.S.	法國	14,919,832歐羅	—	100	經銷電動工具產品
Ryobi Technologies (UK) Limited	英國	4,000,000英鎊	—	100	經銷電動工具產品
創德實業有限公司	香港	1,000,000港元	100	—	製造塑膠零件
Santo Industries Limited	香港	2,000,000港元	100	—	製造金屬零件
朗廣實業有限公司	香港	2,000,000港元	75.725	—	製造電子產品
Startel Tools and Electronics Company (Pty) Ltd*	南非	100蘭特	60	—	經銷電動工具產品
Techpower Engineering Company Limited	香港	2港元	100	—	製造部件
創科電業製品（香港）有限公司	香港	2港元	—	100	經銷及製造地板護理產品
Techtronic Appliances International Ltd.	英屬處女群島	1美元	—	100	投資控股
Techtronic Industries Australia Pty. Ltd.	澳洲	5,500,000澳元	100	—	經銷電動工具產品
東莞創機電業製品有限公司	中國	12,500,000美元	—	100	製造電動工具產品
Techtronic Industries N.Z. Ltd.	紐西蘭	1,165,500紐元	100	—	經銷電動工具產品
Techtronic Industries North America, Inc.	美國	10美元	98.4	1.6	投資控股
Techtronic Industries (Taiwan) Co. Ltd.	台灣	5,000,000新台幣	100	—	提供檢查服務
TTI Investments (Dongguan) Company Limited	香港	2港元	100	—	投資控股
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	—	裝配及分銷地板護理產品
Vax Limited	英國	33,000英鎊	100	—	裝配、採購及分銷地板護理產品

53. 主要附屬公司詳情（續）

依董事會之意見，上表列舉者主要為影響本集團業績或資產之附屬公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內任何時間，附屬公司概無任何發行在外之債務證券。

* 於二零零七年內收購之附屬公司。

54. 聯營公司詳情

於二零零七年十二月三十一日及二零零六年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立 營業地點	已發行及 繳足股本	本公司所持有已發行 股本面值之比率 直接 %	主要業務
Gimelli International (Holdings) Limited	開曼群島	6,250美元	40.8	投資控股
Precision Technology Industries Limited	百慕達	12,000,000美元	25	製造電動工具產品

55. 呈報及功能貨幣

本公司之基準貨幣為美元。本公司是香港註冊成立之上市公司，呈列之貨幣為港元。財務報表包括綜合收入報表，綜合資產負債表及綜合現金流量表，均以本公司的功能貨幣計值，並根據7.8港元兑1.0美元之固定滙率計算（僅供參考）。

財務概要

業績

	截至十二月三十一日止年度				
	[illegible]	[illegible]	[illegible]	[illegible]	**二零零七年**
					千港元
營業額	13,182,808	16,304,140	22,358,387	21,822,597	**24,774,987**
未計重組費用以及其他重組與過渡性費用、應佔聯營公司業績及稅項前溢利	769,228	1,076,344	1,223,344	1,263,981	**912,460**
重組費用	—	—	—	—	**(668,481)**
其他重組與過渡性費用	—	—	—	—	**(74,537)**
應佔聯營公司業績	(987)	(845)	(6,463)	(895)	**(270)**
除稅前溢利	768,241	1,075,499	1,216,881	1,263,086	**169,172**
稅項	(66,811)	(108,829)	(157,714)	(184,017)	**(38,999)**
本年度溢利	701,430	966,670	1,059,167	1,079,069	**130,173**
應佔份額：					
母公司權益持有人	673,973	926,356	1,018,984	1,071,864	**125,257**
少數股東權益	27,457	40,314	40,183	7,205	**4,916**
本年度溢利	701,430	966,670	1,059,167	1,079,069	**130,173**
基本每股盈利	51.56 港仙	69.28港仙	73.53港仙	73.18港仙	**8.41港仙**

資產及負債

	於十二月三十一日				
	[illegible]	[illegible]	[illegible]	[illegible]	**二零零七年**
					千港元
資產總值	9,646,268	13,903,324	20,374,741	21,320,301	**24,969,446**
負債總額	7,087,010	10,367,476	14,141,732	14,242,326	**17,958,018**
	2,559,258	3,535,848	6,233,009	7,077,975	**7,011,428**
母公司權益持有人應佔權益	2,512,884	3,453,816	6,112,339	6,996,530	**6,920,125**
少數股東權益	46,374	82,032	120,670	81,445	**91,303**
	2,559,258	3,535,848	6,233,009	7,077,975	**7,011,428**

公司資料

董事會

集團執行董事
Horst Julius Pudwill 先生
主席

鍾志平博士太平紳士
副主席

Joseph Galli Jr 先生
行政總裁

陳建華先生
陳志聰先生
Stephan Horst Pudwill 先生

非執行董事
張定球先生

獨立非執行董事
Joel Arthur Schleicher 先生
Christopher Patrick Langley 先生 OBE
Manfred Kuhlmann 先生
Peter David Sullivan 先生

二零零八年財務事項日誌

四月十六日：	公佈二零零七年全年業績
五月二十七日：	獲派二零零七年度末期股息之股東截止登記日期
五月二十八日至三十日：	暫停辦理股東登記手續
五月三十日：	股東週年大會
六月三十日：	六個月中期期間結算日
七月三十一日：	派發末期股息
十二月三十一日：	財政年度結算日

投資者關係聯絡處

投資者關係及企業傳訊部
創科實業有限公司
香港新界荃灣
青山道388號
中國染廠大廈24樓
電郵：ir@tti.com.hk

網址

www.ttigroup.com
盈利業績、年報／中期報告於公司網站刊載。

上市資料

香港聯合交易所有限公司
普通股（股份編號：669）
二零零九年到期之零息可換股債券（編號：2591）
第一級美國預託證券收據（代號：TTNDY）

股份過戶登記處

卓佳秘書商務有限公司
香港皇后大道東28號
金鐘匯中心26樓
電話：(852) 2980 1888

美國預託證券託管商

The Bank of New York

主要往來銀行

香港上海滙豐銀行有限公司
花旗銀行
渣打銀行
恒生銀行

律師

張葉司徒陳律師事務所

核數師

德勤‧關黃陳方會計師行

合資格會計師

陳志聰先生

公司秘書

陳志聰先生

商標

所有商標均為其各自擁有人之知識產權及受商標法保護。

本集團採用Ryobi®商標乃依據Ryobi Limited授出之特許使用權。

AEG®為一註冊商標，本集團採用該商標乃依據Licentia Patent-Verwaltungs-GmbH 授出之使用權。

RIDGID®乃Ridgid, Inc.之註冊商標。Ridgid, Inc.乃位於美國聖路易斯的Emerson集團（紐約證券交易所：EMR）旗下的Emerson Professional Tools的業務之一。此等產品上所用橙色及橙灰混合色彩乃為RIDGID®品牌電動工具之商標。

Sears®、Craftsman®及Kenmore®品牌均為Sears Brands, LLC之註冊商標。


10
12
Milwaukee
www.ttigroup.com

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

SHARE AWARD SCHEME

The board of directors of the Company is pleased to announce that it has adopted the Share Award Scheme in which all Eligible Persons will be entitled to participate. The purpose of the Share Award Scheme is to recognise the contributions by certain Eligible Persons and provide them with incentives in order to retain them for the continuing operation and development of the Group, and to attract suitable personnel for further development of the Group.

The Share Award Scheme

The board of directors of the Company (the "Board") has approved and adopted the Share Award Scheme on 9 January 2008. A summary of the principal terms of the Share Award Scheme is set out below.

Purpose

The purpose of the Share Award Scheme is to recognise the contributions by certain Eligible Persons and to provide them with incentives in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Duration and Administration

Unless terminated earlier by the Board in accordance with the Scheme Rules, the Scheme is valid and effective for a term of 10 years commencing on the Adoption Date provided that no contribution to the Trust will be made by the Company on or after the 10th anniversary date of the Adoption Date.

Grantees

Grantees under the Scheme can be any Eligible Person or such Eligible Person's wholly owned company or trust (the beneficiaries of which include such eligible person and/or his immediate family members).

Administration

The Scheme is subject to the administration of the Board and the Trustee in accordance with the terms stated in the Scheme Rules and the terms of the Trust Deed.

Operation of the Scheme

The Board may from time to time at their absolute discretion select any Eligible Person for participation in the Scheme as a Selected Grantee and determine the number of Shares to be awarded or make reference to a nominal amount. The Board must cause to be paid to the Trustee the purchase price and the related expenses. The Trustee must either purchase Shares from the market or subscribe for new Shares. The Trustee must hold the Shares until they are vested in accordance with the Scheme Rules. When the Selected Grantee has satisfied all vesting conditions specified by the Board at the time of making the award and become entitled to the Shares forming the subject of the award, the Trustee will transfer the relevant vested Shares together with the income derived therefrom (net of accrued interest) to the Selected Grantee. Awards of Shares under the Scheme will result in a charge to the Company's profit and loss account based on the fair value of the award at the grant date. Such charges will be booked as staff costs in the profit and loss account of the Company and shall be amortised over the vesting period of the relevant Share awards.

Vesting and Lapse

A Selected Grantee becomes qualified to receive the awarded Shares held by the Trustee upon the Trust and which are referable to him after all the qualifying conditions having been fulfilled in accordance with the vesting schedule.

An award of Shares automatically lapses when, (i) a Selected Grantee who is an Employee ceases to be an Employee; or (ii) the Subsidiary by which a Selected Grantee is employed ceases to be a Subsidiary of the Company (or of a member of the Group); or (iii) a Selected Grantee who is a director of the Company or a Subsidiary ceases to be a director of the same; or (iv) an order for the winding-up of the Company is made or a resolution is passed (otherwise than for certain purposes) for the voluntary winding-up of the Company, and, in any such case, the award, unless the Board otherwise agrees, automatically lapses forthwith and all the awarded Shares and related income of such award do not vest on the relevant vesting date but become Returned Shares for the purpose of the Scheme.

Scheme Limit

The Board must not make any further award of Shares which would result in the number of Shares awarded by the Board under the Scheme representing in excess of ten per cent. of the issued share capital of the Company as at the Adoption Date.

The maximum number of Shares which may be subject to an award or awards to a Selected Grantees at any one time shall not in aggregate exceed one per cent. of the issued share capital of the Company as at the Adoption Date.

The total issued share capital of the Company as at the Adoption Date is 1,501,252,152 Shares.

General mandate may be used to satisfy Share awards

If Share awards are to be comprised of new Shares, such new Shares shall be allotted and issued by the Board to Eligible Persons (excluding directors and/or connected persons of the Group) using the general mandate granted to them by the shareholders of the Company from time to time unless separate shareholders' approval is obtained in a general meeting of the Company. The Company shall comply with the relevant Listing Rules when granting awards of new Shares.

Share awards to Directors and/or Connected Persons

Shares may be awarded to Eligible Persons, including directors and/or connected persons of the Group. If new Shares are awarded to directors and/or connected persons of the Group, such awards shall constitute connected transactions under Chapter 14A of the Listing Rules and the Company shall comply with the relevant requirements under the Listing Rules.

Termination

The Share Award Scheme terminates on the earlier of the 10th anniversary date of the Adoption Date or such date of early termination as determined by the Board provided that such termination does not affect any subsisting rights of any Selected Grantees.

Upon termination, (i) all the awarded Shares and the related income shall become vested on the Selected Grantees so referable on such date of termination, subject to the receipt by the Trustee of the transfer documents duly executed by the Selected Grantee within the stipulated period; (ii) Returned Shares and such non-cash income remaining in the trust fund shall be sold by the Trustee, within 20 trading days of the Stock Exchange (on which the trading of Shares has not been suspended); and (iii) residual cash, net proceeds of sale referred to above and such other funds remaining in the trust shall be remitted to the Company after the sale.

Definitions

"Adoption Date"	the date on which the Scheme is approved and adopted by the Board;
"Board"	the board of directors of the Company;

"Company" or "TTi"	Techtronic Industries Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"connected person"	has the meaning as defined in the Listing Rules;
"Eligible Person"	any Employee or directors (including, without limitation, any executive, non-executive or independent non-executive Director) of any member of the Group;
"Employee"	any employee (whether full time or part time) of any member of the Group;
"Group"	the Company and its Subsidiaries;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange as amended, modified or supplemented from time to time;
"Returned Shares"	such awarded Shares and related income which are not vested and/or forfeited in accordance with the terms of the Scheme Rules;
"Scheme Rules"	the rules relating to the Scheme adopted by the Board;
"Selected Grantee(s)"	Eligible Person(s) selected by the Board and Eligible Person(s) selected by the Trustee in respect of the Returned Shares after having taken into consideration recommendations of the Board for participation in the Scheme;
"Share Award Scheme" or "Scheme"	the share award scheme adopted by the Board, as amended from time to time in accordance with the provisions thereof;
"Shares"	shares of HK$0.10 each in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) of the Company, whether incorporated in Hong Kong or elsewhere;
"Trust"	the trust constituted by the Trust Deed;

"Trust Deed"	the trust deed made between the Company and the Trustee (as restated, supplemented and amended from time to time) on 9 January 2008;
"Trust Period"	the period beginning with the Adoption Date and ending upon the earlier of: (i) on the 10th anniversary of the Adoption Date; and (ii) such date of early termination as determined by the Board provided that such termination does not affect any subsisting rights of any Selected Grantees thereunder;
"Trustee"	Law Debenture Trust (Asia) Limited, a company in Hong Kong, which is independent and not connected with the Group.

For and on behalf of
Techtronic Industries Company Limited
Frank Chi Chung Chan
Company Secretary

Hong Kong, 9 January 2008

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely Mr. Vincent Ting Kau Cheung, and three Independent Non-executive Directors, namely Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann.

創科實業有限公司
（於香港註冊成立之有限公司）

(股份代號：669)

股份獎勵計劃

本公司董事會欣然宣佈，本公司已採納一項所有合資格人士均有權參與的股份獎勵計劃。股份獎勵計劃之目的是表揚某些合資格人士所作出之貢獻，向彼等提供誘因讓其爲本集團之持續經營和發展繼續留效，並爲本集團的進一步發展吸引合適人才。

股份獎勵計劃

本公司董事會(「董事會」)已於二零零八年一月九日批准及採納股份獎勵計劃。股份獎勵計劃之主要條款如下。

目的

股份獎勵計劃之目的是表揚某些合資格人士所作出之貢獻，向彼等提供誘因讓其爲本集團之持續經營和發展繼續留效，並爲本集團的進一步發展吸引合適人才。

有效期及管理

除非董事會根據計劃規則提前終止，否則股份獎勵計劃於採納日期起計的十年內有效，但本公司從採納日期屆滿十周年之日起將不再向信託供款。

承授人

計劃下之承授人可以是任何合資格人士，或該等合資格人士之全資擁有公司或受益人爲該合資格人士及/或其直系家族成員的信託。

管理

計劃受董事會及受託人依照計劃規則所述之條款及信託契據所述之條款管理。

計劃之營運

董事會可不時全權酌情選擇任何合資格人士參與計劃作爲入選承授人，並決定獎授之股份數目或參照某一名義數額。董事會須安排向受託人支付購入價及相關費用。受託人必須在市場購入股份或認購新股份。受託人須持有股份直至根據計劃規則股份授予彼等入選承授人爲止。當入選承授人符合由董事會於獎授時指定之所有授予條件從而享有獎授之股份時，受託人將把有關的已授予股份連同當中衍生之收入(扣除應計利息後)一併轉讓予入選承授人。於計劃下之股份獎授將基於在獎授當日獎授的公平價值，從而於本公司的損益表中記帳。該記帳將於本公司的損益表中列作員工成本及於相關股份獎授的授予期間攤還。

授予及失效

根據授予時間表，當達成所有授予資格之條件後，相關入選承授人便會符合資格以收取由受託人以信託方式持有並授予彼之獎授股份。

在下列情況下，股份之獎授將會自動失效: (i)倘身爲僱員之入選承授人不再爲僱員；或(ii)倘入選承授人受僱於一間附屬公司，而該附屬公司不再爲本公司之附屬公司(或本集團成員)； 或(iii) 倘身爲本公司或附屬公司董事之入選承授人不再爲有關公司之董事; 或 (iv) 倘發出本公司之清盤命令或通過本公司的自動清盤決議案(除若干目的外)，而於任何此等情況下，除非董事會另行同意，否則有關獎授隨即自動失效，而所有獎授股份及該獎授之相關收入將不會於有關授予日期授予，然而會根據計劃成爲歸還股份。

計劃限額

如任何額外的股份獎授會導致董事會已根據計劃獎授之股份數目超出接納日期時本公司已發行股本的百分之十，則董事會不得作出該獎授。

涉及授予一名入選承授人之一項或以上獎授之最大股份數目在任何時候合計均不得高於本公司在接納日期時已發行股本的百分之一。

於接納日期，本公司已發行股本總額爲 1,501,252,152 股。

一般授權或被用作股份獎授

倘股份獎授將包括新股份，除非於本公司股東大會上另行獲得股東批准，否則此等新股份須由董事利用本公司股東不時向其授予之一般授權以配發及發行予合資格人士(本集團董事及/或關連人士除外)。本公司於獎授新股份時將遵守相關的上市規則。

授予董事及/或關連人士之股份獎授

股份或會被獎授予包括本集團董事及/或關連人士在內的合資格人士。倘新股份被獎授予本集團董事及/或關連人士，此等獎授將構成上市規則第 14A 章的關連交易，而本公司亦將遵守上市規則項下之相關要求。

終止

股份獎勵計劃之終止日期爲採納日期屆滿十周年之日或本公司董事會決定提早終止計劃之日期 (以較早者爲準)，條件是此等終止不會影響任何入選承授人的任何存續權利。

在計劃終止後，(i) 所有獎授之股份及相關收入均會在終止之日授予指定之入選承授人，但有關權益之授予必須於受託人在規定期間內收到入選承授人正式簽署的轉讓文件後方可作實；(ii) 信託基金內所有歸還股份以及非現金收入將由受託人於聯交所的 20 個交易日內(期間股份未曾暫停買賣)出售；及(iii)信託基金內的剩餘現金、上述出售所得款項淨額及其他資金須於出售後發還本公司。

釋義

「採納日期」	指	董事會批准及採納計劃之日期；
「董事會」	指	本公司董事會；
「本公司」或「創科實業」	指	創科實業有限公司，一間於香港註册成立之有限公司，其股份於聯交所上市；
「關連人士」	指	具有上市規則所界定之涵義；
「合資格人士」	指	任何僱員或董事(包括但不限於任何執行、非執行或獨立

非執行董事)；

「僱員」	指	任何集團成員之任何僱員(不論全職或半職)；
「本集團」	指	本公司及其附屬公司；
「上市規則」	指	聯交所證券上市規則，經不時修訂、修正或補充；
「歸還股份」	指	根據計劃規則條款未授予及/或沒收之已獎授股份及相關收入；
「計劃規則」	指	有關董事會採納之計劃之規則；
「入選承授人」	指	董事會選出之合資格人士及歸還股份之受託人經考慮董事會之意見後選出參與計劃之合資格人士；
「股份獎勵計劃」或「計劃」	指	董事會採納並根據當中規則不時修訂之股份獎勵計劃；
「股份」	指	本公司股本中每股面值0.10港元之股份；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	目前及不時爲本公司附屬公司（按香港法例第32章《公司條例》所賦予的涵義）的公司，不論於香港或其它地方註冊成立；
「信託」	指	信託契據構成之信託；
「信託契據」	指	本公司與受託人於二零零八年一月九日訂立之信託契據(經不時重列、補充及修訂)；
「信託期」	指	採納日期起計至下列較早發生之日期： (i) 採納日期屆滿十周年之日；及 (ii) 董事會決定提早終止而該終止不會影響任何入選僱員仍然存續之權利之日期；

「受託人」　　　指　Law Debenture Trust (Asia) Limited，一間位於香港並獨立於本公司，且與本集團概無關連之公司。

承董事會命
創科實業有限公司
陳志聰
公司秘書

香港，二零零八年一月九日

於本公告日期，董事會包括五名集團執行董事Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平博士太平紳士（副主席）、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。

RECEIVED
2008 MAY 21 P 1:-4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

SEPARATION OF ROLES OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "**Board**") of Techtronic Industries Co. Ltd. (the "**Company**") is pleased to announce certain changes to the Board and the day to day management of the businesses of the Techtronic Group (the "**Group**"). These changes are made to respond to the ongoing expansion and development of the Group and to bring the Company in compliance with the requirement of the recommended code provision A.2.1 of the Code on Corporate Governance Practices (the "**CG Code**") set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**") that the roles of chairman and chief executive officer should be separate and not be performed by the same individual. These changes will take place with effect from 1 February 2008 and comprise the following:

(i) Mr. Horst Julius Pudwill, currently chairman, chief executive officer and executive director of the Company will continue in his role as chairman and executive director but will no longer be the chief executive officer of the Company. This is to allow Mr. Pudwill to focus on the strategic planning and development of the Group (in particular the unique opportunities China provides as one of the fastest growing and most dynamic economies in the world for the commercial exploitation of the Group's world renowned brand portfolio in both the professional and consumer markets). Mr. Pudwill will continue to have oversight of the operations with the new chief executive officer reporting directly to him;

(ii) Mr. Joseph Galli Jr. will be appointed as the new chief executive officer and an executive director of the Company. Mr. Galli has been with the Group since 1 November 2006 and served as the chief executive officer of Techtronic Appliances Holdings Company Limited, the Company's Floor Care Appliances Division, immediately before his new appointment; and

(iii) Mr. Peter David Sullivan will be appointed as an independent non-executive director of the Company.

The Company will make further announcements to update shareholders of the Company and public investors should there be any change in information relating to the new directors set out in this announcement between the date hereof and the effective date of appointment.

The Board is pleased to announce certain changes to the Board and the day to day management of the businesses of the Group. These changes are made to respond to the ongoing expansion and development of the Group and to bring the Company in compliance with the requirement of the recommended code provision A.2.1 of the CG Code that the roles of chairman and chief executive officer should be separate and not be performed by the same individual. These changes will take place with effect from 1 February 2008:

(i) Mr. Horst Julius Pudwill, currently chairman, chief executive officer and executive director of the Company will continue in his role as chairman and executive director but will no longer be the chief executive officer of the Company. This is to allow Mr. Pudwill to focus on the strategic planning and development of the Group (in particular the unique opportunities China provides as one of the fastest growing and most dynamic economies in the world for the commercial exploitation of the Group's world renowned brand portfolio in both the professional and consumer markets). Mr. Pudwill will continue to have oversight of the operations with the new chief executive officer reporting directly to him;

(ii) Mr. Joseph Galli Jr. will be appointed as the new chief executive officer and an executive director of the Company. Mr. Galli has been with the Group since 1 November 2006 and served as the chief executive officer of Techtronic Appliances Holdings Company Limited, the Company's Floor Care Appliances Division, immediately before his new appointment; and

(iii) Mr. Peter David Sullivan will be appointed as an independent non-executive director of the Company.

Further details of the changes are set out as follows.

SEPARATION OF ROLES OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Board is pleased to announce that Mr. Joseph Galli, Jr. will substitute Mr. Horst Julius Pudwill as chief executive officer of the Company with effect from 1 February 2008. Mr. Pudwill, currently chairman, chief executive officer and executive director of the Company, will continue in his role as chairman and executive director but will no longer be the chief executive officer of the Company with effect from 1 February 2008. Further information in relation to Mr. Galli's appointment is set out below in the paragraph headed "Appointment of new chief executive officer and executive director".

The separation of the roles of chairman and chief executive officer is a response to the ongoing expansion and development of the Group and allows Mr. Pudwill to focus on the strategic planning and development of the Group (in particular the unique opportunities China provides as one of the fastest growing and most dynamic economies in the world for the commercial exploitation of the Group's world renowned brand portfolio in both the professional and consumer markets). Mr. Pudwill will continue to have oversight of the operations with the new chief executive officer reporting directly to him. In addition, the separation of roles reflects the Group's emphasis on good corporate governance and brings the Company in compliance with the requirement of the recommended code provision A.2.1 of the CG Code.

Mr. Pudwill confirms there is no other matter relating to the separation of the roles of chairman and chief executive officer that needs to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR

The Board is pleased to announce the appointment of Mr. Joseph Galli Jr. as the new chief executive officer and an executive director of the Company.

(i) *Education and experience*

Mr. Joseph Galli, Jr., aged 49, graduated from the University of North Carolina in 1980 with a Bachelor of Science in Business Administration. In 1987, he obtained an MBA from Loyola College in Baltimore, Maryland.

In 1980 Mr. Galli joined Black & Decker where he worked for over 19 years and held various high level management positions, rising to the position of president of its worldwide power tools and accessory division. During his tenure at Black & Decker, he was responsible for the highly successful launch of the "DeWalt®" Brand heavy duty power tools in 1992. After leaving Black & Decker, Mr. Galli joined Amazon.com where he was president and the chief operating officer from 1999 to 2000. From 2001 to 2005, he was a director and the chief executive officer of Newell Rubbermaid Inc., a company listed on the New York Stock Exchange.

(ii) *Previous positions held with the Group*

On 1 November 2006, Mr. Galli was appointed by the Company as the chief executive officer of Techtronic Appliances Holdings Company Limited, the Company's Floor Care Appliances Division. His responsibilities encompass every facet of the Company's consumer floor care products in retail markets worldwide, including the promotion and development of the leading brands "Dirt Devil®" and "Vax®".

(iii) *Previous directorships*

Save as disclosed herein, Mr. Galli had not held any directorship in any other listed companies during the three years preceding the date of this announcement.

(iv) *Interest in shares of the Company*

As at the date of this announcement, Mr. Galli has personal interests in 814,500 shares of the Company (the "**Shares**") and 2,500,000 underlying Shares in respect of the share options granted by the Company. The share options were granted to him on 1 November 2006 and 6 March 2007 (under the Company's share option scheme adopted on 28 March 2002, which expired on 27 March 2007), pursuant to which he is entitled to subscribe for (i) 1,500,000 Shares exercisable at HK$11.252 from 1 January 2008 and all expiring on 31 October 2011 and (ii) 1,000,000 Shares exercisable at HK$10.572 and they vest in equal tranches on 6 March 2008 and 6 March 2009 and all expiring on 5 March 2012, respectively. Other than the Shares and share options, and the Restricted Shares (as defined in sub-paragraph (vi) below), Mr. Galli does not have any other interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "**SFO**").

(v) *Relationship with directors, senior management and substantial shareholders*

As far as the Board is aware, Mr. Galli does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

(vi) *Emoluments and terms of service contract*

Mr. Galli has entered into a service contract (the "**Service Contract**") with the Company in respect of his capacity as chief executive officer of the Company which has an initial fixed term from 1 February 2008 up to 31 January 2011 or such longer period as the Company may at its sole discretion determine (upon the recommendation of the chairman and Board approval) under the service contract, and which may thereafter be terminated by either Mr. Galli or the Company by giving six months' prior written notice. Under the Service Contract, Mr. Galli will receive a basic annual salary of US$1,200,000 (equivalent to approximately HK$9,360,000), subject to review by the Company from time to time.

Under the Service Contract, Mr. Galli shall be entitled to performance-related annual bonus payments (the "**Bonus Payments**") and performance-related restricted share awards (the "**Restricted Shares**")

The Bonus Payments will be subject to review by the chairman and to Board approval.

The award of the Restricted Shares will be subject to review by the chairman, to Board approval and to compliance with the rules of the share award scheme adopted by the Company on 9 January 2008.

The maximum number of Restricted Shares (subject to satisfaction of performance criteria) which will vest in Mr. Galli under the Service Contract for the financial year ended 31 December 2008 shall be 4,290,000 shares, which as at the date of this announcement constitutes approximately 0.29% of the Company's issued shares.. Further award of Restricted Shares for any financial year after 31 December 2008 shall be subject to the absolute discretion of the chairman upon consultation with the Board.

Mr. Galli will also be entitled to other benefits-in-kind and allowances under the service contract, including but not limited to participation in the Company's senior executive retirement plan upon the plan's implementation and reimbursement of traveling and entertainment expenses. The emolument package of Mr. Galli has been reviewed and approved by the remuneration committee of the Company and was determined by reference to Mr. Galli's qualifications, experience and responsibilities, the levels of emolument of other senior executives of the Company and prevailing market conditions.

(vii) Other information

Save for the information disclosed in sub-paragraphs (i) to (vi) above, the Board is not aware of any other information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

The Board would like to welcome Mr. Galli in joining the Board and believes that his extensive experience in the power tools and floor care business will be beneficial to the shareholders and the Company as a whole.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce the appointment of Mr. Peter David Sullivan as an independent non-executive director of the Company with effect from 1 February 2008.

(i) Education and experience

Mr. Sullivan, aged 59, graduated from the University of New South Wales in 1968 with a Bachelor of Science (Physical Education) degree. Mr. Sullivan joined Standard Chartered Bank (Hong Kong) Limited from September 2004 to December 2007. Prior to his retirement, he served as its executive director and chief executive officer. In addition, Mr. Sullivan held governance responsibility for franchises of the Standard Chartered Group in Japan, Australia, the Philippines and Bohai Bank in Tianjin, China. Mr. Sullivan held a number of other major appointments, including acting as the chairman of the Hong Kong Associate of Banks and the British Chamber of Commerce.

Save as disclosed herein, Mr. Sullivan had not held any directorship in any other listed companies during the three years preceding the date of this announcement.

(ii) *Interest in shares of the Company*

As at the date of this announcement, Mr. Sullivan does not have any other interest (within the meaning of Part XV of the SFO) in the shares of the Company.

(iii) *Relationship with directors, senior management and substantial shareholders*

As far as the Board is aware, Mr. Sullivan does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

(iv) *Emoluments and terms of service contract*

There is no service contract entered into between the Company and Mr. Sullivan. Mr. Sullivan is not appointed for a specific term. He will hold office until the next general meeting of the Company and will retire at that general meeting but will be eligible for re-election pursuant to the memorandum and articles of association of the Company. The remuneration of Mr. Sullivan will be determined with reference to his duties and responsibilities as determined by the Board.

(v) *Other information*

Save for the information disclosed in sub-paragraphs (i) to (iv) above, the Board is not aware of any information which is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

The Company would like to welcome Mr. Sullivan in joining the Board and believes that his extensive experience will be beneficial to the shareholders and the Company as a whole.

The Company will make further announcements to update shareholders of the Company and public investors should there be any change in information relating to the new directors set out above between the date hereof and the effective date of appointment.

For and on behalf of
Techtronic Industries Company Limited
Frank Chi Chung Chan
Company Secretary

Hong Kong, 25 January 2008

As at the date of this announcement, the Board comprises five executive directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one non-executive director, namely Mr. Vincent Ting Kau Cheung, and three independent non-executive directors, namely Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann

主席及行政總裁之角色分開

委任新行政總裁兼執行董事

委任獨立非執行董事

創科實業有限公司（「**本公司**」）董事會（「**董事會**」）欣然宣佈有關董事會及創科集團（「**本集團**」）日常業務管理之若干變動。變動乃因應本集團之持續擴充及發展而作出，旨在令本公司遵守香港聯合交易所有限公司證券上市規則（「**上市規則**」）附錄十四所載之企業管治常規守則（「**常規守則**」）之建議守則條文A.2.1之規定，該守則條文規定主席及行政總裁之角色應分開，不應由同一人擔任。變動將由二零零八年二月一日起生效其包括：

(i) 本公司現任主席、行政總裁兼執行董事 Horst Julius Pudwill先生將繼續擔任主席兼執行董事，惟將不再擔任本公司之行政總裁。此舉旨在令Pudwill先生專注於本集團之策略規劃及發展(特別將焦點放眼中國，一個擁有獨特機會之世界最迅速發展和最有動力經濟體系國家，從而促進本集團在專業和消費者市場上的商業開發)。 Pudwill先生將繼續監督本集團的運作，新任行政總裁將直接向他負責；

(ii) Joseph Galli, Jr.先生將獲委任爲本公司之新行政總裁兼執行董事。Galli先生自二零零六年十一月一日起加入本集團，於獲新委任前擔任Techtronic Appliances Holdings Company Limited（本公司之地板護理產品部）之行政總裁；及

(iii) Peter David Sullivan先生將獲委任爲本公司之獨立非執行董事。

倘於本公告日期至委任生效日期期間，本公告所載有關新董事之資料出現任何變動，本公司將另行作出公告知會本公司股東及公衆投資者。

董事會欣然宣佈有關董事會及本集團日常業務管理之若干變動。變動乃因應本集團之持續擴充及發展而作出，旨在令本公司遵守常規守則之建議守則條文A.2.1之規定，該守則條文規定主席及行政總裁之角色應分開，不應由同一人擔任。變動將由二零零八年二月一日起生效：

(i) 本公司現任主席、行政總裁兼執行董事 Horst Julius Pudwill先生將繼續擔任主席兼執行董事，惟將不再擔任本公司之行政總裁。此舉旨在令Pudwill先生專注於本集團之策略規劃及發展(特別將焦點放眼中國，一個擁有獨特機會之世界最迅速發展和最有動力經濟體系國家，從而促進本集團在專業和消費者市場上的商業開發)。 Pudwill先生將繼續監督本集團的運作，新任行政總裁將直接向他負責；

(ii) Joseph Galli, Jr.先生將獲委任爲本公司之新行政總裁兼執行董事。Galli先生自二零零六年十一月一日起加入本集團，於獲新委任前擔任Techtronic Appliances Holdings Company Limited（本公司之地板護理產品部）之行政總裁；及

(iii) Peter David Sullivan先生將獲委任爲本公司之獨立非執行董事。

變動之更多詳情載列如下。

主席及行政總裁之角色分開

董事會欣然宣佈，Joseph Galli, Jr.先生將由二零零八年二月一日起，取代 Horst Julius Pudwill先生成爲本公司之行政總裁。本公司現任主席、行政總裁兼執行董事 Pudwill先生將繼續擔任主席兼執行董事，惟將不再擔任本公司之行政總裁，由二零零八年二月一日起生效。有關委任 Galli先生之詳細內容載於下文「委任新行政總裁兼執行董事」一段。

主席兼行政總裁之角色分開乃因應本集團之持續擴充及發展而作出，令Pudwill先生專注於本集團之策略規劃及發展(特別將焦點放眼中國，一個擁有獨特機會之世界最迅速發展和最有動力經濟體系國家，從而促進本集團在專業和消費者市場上的商業開發)。 Pudwill先生將繼續監督本集團的運作，新任行政總裁將直接向他負責。此外，角色分開反映本集團重視良好企業管治，令本公司得以遵守常規守則之建議守則條文A.2.1之規定。

Pudwill先生並無任何有關主席及行政總裁角色分開之其他事項須知會本公司股東。

委任新行政總裁兼執行董事

董事會欣然宣佈委任 Joesph Galli, Jr.先生爲本公司之新行政總裁兼執行董事。

(i) *學歷及經驗*

Joseph Galli, Jr.先生，49 歲，一九八零年畢業於美國北卡羅萊納州大學，取得工商管理理學士學位。一九八七年，彼於馬里蘭州巴爾的摩 Loyola College 取得工商管理碩士學位。

於一九八零年，Galli 先生加入 Black & Decker 並工作逾 19 年，曾擔任多個高級管理層職位，並擢升至其國際電動工具及配件部門主席。 彼於任職 Black & Decker 期間，曾於一九九二年非常成功地發展耐用電動工具品牌「DeWalt®」。離開 Black & Decker 後，Galli 先生加入 Amazon.com，並於一九九九年至二零零零年擔任總裁兼營運總監。由二零零一年至二零零五年，彼爲紐約證券交易所上市公司 Newell Rubbermaid Inc.董事兼行政總裁。

(ii) *以往於本集團擔任之職位*

於二零零六年十一月一日，Galli 先生獲本公司委任爲 Techtronic Appliances Holdings Company Limited (本公司地板護理產品部) 之行政總裁。 彼負責本公司消費者地板護理產品國際零售市場各方面之工作，包括宣傳及發展主要品牌「Dirt Devil®」及「Vax®」。

(iii) *以往董事職務*

除本公告所披露者外，Galli 先生於本公告日期前三年內，並無於任何其他上市公司出任董事。

(iv) *於本公司股份之權益*

於本公告日期，Galli先生於814,500股本公司股份（「**股份**」）擁有個人權益， 並於本公司授出購股權所涉及的2,500,000股相關股份中擁有實益權益。 購股權乃於二零零六年十一月一日及二零零七年三月六日（根據本公司於二零零二年三月二十八日採納並於二零零七年三月二十七日屆滿之購股權計劃）授予彼，據此，彼有權分別(i)由二零零八年一月一日起按11.252港元行使購股權認購1,500,000股股份 (此購股權將於二零一一年十月三十一日失效)；及(ii)按10.572港元行使購股權認購分別於二零零八年三月六日及二零零九年三月六日按等額授予之1,000,000股股份(此購股權將全部於二零一二年三月五日失效)。除股份、購股權及受限制股份（定義見下文第(vi)分段）外，Galli先生並無於本公司股份中擁有證券及期貨條例（香港法例第571章）（「**證券及期貨條例**」）第XV部所定義之任何其他權益。

(v) *<u>與董事、高層管理人員及主要股東之關係</u>*

就董事會所知，Galli 先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

(vi) *<u>酬金及服務合約條款</u>*

Galli先生與本公司就出任行政總裁一職訂立服務合約（「**服務合約**」），根據服務合約，初步固定任期由二零零八年二月一日起至二零一一年一月三十一日止或本公司全權酌情釐定之更長任期（須待主席建議及董事會批准）。其後，Galli先生或本公司可發出六個月之事先書面通知予以終止該服務合約。根據服務合約，Galli先生之基本年薪爲1,200,000美元（相等於約9,360,000港元），並不時由本公司作出檢討。

根據服務合約，Galli先生將有權獲取與表現掛鈎之年度花紅（「**花紅**」）及與表現掛鈎之受限制股份獎勵（「**受限制股份**」）。

花紅須待主席審閱及董事會批准。

受限制股份獎勵須待主席審閱、董事會批准及須遵守本公司於二零零八年一月九日所採納之股份獎勵計劃之規則。

根據服務合約，將於截至二零零八年十二月三十一日止財政年度授予Galli 先生之受限制股份數目最高爲 4,290,000 股，該最高受限制股份數目約相等於於本公告日期本公司已發行股份 0.29%。於二零零八年十二月三十一日後任何財政年度之額外受限制股份獎勵須待主席諮詢董事會之意見後全權酌情作出。

根據服務合約，Galli先生亦將有權獲取其他實物利益及津貼，其包括但不限於於本公司之高級行政人員退休計劃推行後，參加該計劃及獲發還出差旅費及應酬開支。Galli先生之薪酬待遇已經本公司薪酬委員會審閱及批准，並根據Galli先生之學歷、經驗及職責、本公司其他高級行政人員之薪酬水平及當時市場水平而釐訂。

(vii) *<u>其他資料</u>*

除上文第(i)至(vi)分段所披露資料外，董事會並無發現任何其他資料須根據上市規則第13.51(2)(h)至(v)條之規定予以披露。

董事會謹此歡迎 Galli 先生加入董事會，並相信股東及本公司整體而言將受惠於其於電動工具及地板護理業務之豐富經驗。

委任獨立非執行董事

董事會欣然宣佈委任 Peter David Sullivan 先生爲本公司之獨立非執行董事，由二零零八年二月一日起生效。

(i) *學歷及經驗*

Sullivan 先生，59 歲，一九六八年畢業於新南威爾斯大學，取得理學士（體育）學位。Sullivan 先生於二零零四年九月加入渣打銀行（香港）有限公司，一直服務至二零零七年十二月，於退休前爲其執行董事及行政總裁。此外，Sullivan 先生曾負責管理渣打集團於日本、澳洲、菲律賓之特許經營業務及渤海銀行於中國天津之特許經營業務。Sullivan 先生亦曾擔任多項重要職務，包括擔任香港銀行公會及香港英商會之主席。

除本文所披露者外，Sullivan 先生於本公告日期前三年內，並無於任何其他上市公司出任董事。

(ii) *於本公司股份之權益*

於本公告日期，Sullivan 先生於本公司之股份並無任何其他權益（定義見證券及期貨條例第 XV 部）。

(iii) *與董事、高層管理人員及主要股東之關係*

就董事所知， Sullivan 先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

(iv) *酬金及服務合約條款*

本公司與 Sullivan先生並無訂立服務合約。 Sullivan先生並非以特定年期委任。其任期將至本公司下屆股東大會爲止，及須根據本公司之組織章程大綱及細則於該股東大會上退任，惟將合資格膺選連任。董事會將參照Sullivan先生之職務及責任釐訂其薪酬。

(v) *<u>其他資料</u>*

除上文第(i)至(iv)分段所披露資料外，董事會並無發現任何其他資料須根據上市規則第13.51(2)(h)至(v)條之規定予以披露。

本公司謹此歡迎 Sullivan 先生加入董事會，並相信股東及本公司整體而言將受惠於其豐富經驗。

倘於本公告日期至委任生效日期期間上文所載有關新董事之資料出現任何變動，本公司將另行作出公告知會本公司股東及公衆投資者。

承董事會命
創科實業有限公司
陳志聰
公司秘書

香港，二零零八年一月二十五日

於本公告日期，董事會成員包括五名執行董事，即Horst Julius Pudwill 先生（主席兼行政總裁）、鍾志平博士太平紳士（副主席）、陳建華先生、陳志聰先生及Stephan Horst Pudwill 先生；一名非執行董事張定球先生；及三名獨立非執行董事，即Joel Arthur Schleicher 先生、Christopher Patrick Langley 先生 OBE 及Manfred Kuhlmann 先生。

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

DATE OF BOARD MEETING

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") hereby announces that a meeting of the Board will be held on Wednesday, 16 April 2008 at 10:00 a.m. at which the Board will, among other matters, approve the announcement of the annual results of the Company for the year ended 31 December 2007 and consider the payment of a final dividend for 2007.

By order of the Board
Techtronic Industries Company Limited
Chan Chi Chung
Company Secretary

Hong Kong, 28 March 2008

As at the date of this announcement, the Board of the Company comprises six Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Joseph Galli Jr. (Chief Executive Officer), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and four Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE, Mr. Manfred Kuhlmann and Mr. Peter David Sullivan.

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

董事會召開日期

創科實業有限公司(「本公司」)董事會(「董事會」)謹此宣布，本公司將於二零零八年四月十六日(星期三)上午十時舉行董事會會議，董事會將於會上通過議案，其中包括批准公布本公司截至二零零七年十二月三十一日止之年度業績，及考慮派發二零零七年末期股息。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零八年三月二十八日

於本公告日期，本公司董事會成員包括六名集團執行董事，即Horst Julius Pudwill先生(主席)、鍾志平博士太平紳士(副主席)、Joseph Galli Jr.先生(行政總裁)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；及四名獨立非執行董事，即Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE、Manfred Kuhlmann先生及Peter David Sullivan先生。

END